Form 10-K, Exhibit 13
period 1995-12-31
NATIONAL COMMERCE BANCORPORATION
filed 1996-03-27
CIK 101844

EXHIBIT 13.  Registrant's 1995 Annual Report to Shareholders
National Commerce Bancorporation and Subsidiaries
-------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this discussion is to focus on important factors affecting the Company's financial condition and results of operations. Reference should be made to the consolidated financial statements (including the notes thereto), the selected financial data and other consolidated financial statements presented elsewhere in this report for an understanding of the following discussion and analysis. In this discussion, net interest income and net interest margin are presented on a fully taxable equivalent basis. All per share data is adjusted to reflect all stock dividends and stock splits declared through December 31, 1995.

RESULTS OF OPERATIONS

For the year ended December 31, 1995, net income totaled $49,035,000, a $4,693,000 or 10.6 percent increase over 1994 net income of $44,342,000. Net income increased by $4,936,000 or 12.5 percent in 1994. Earnings per share were $1.94 in 1995, compared to $1.77 in 1994 and $1.58 in 1993. For 1995, return on average assets was 1.53 percent, compared to 1.56 percent in 1994 and 1.65 percent in 1993. Return on average equity (excluding unrealized gains or losses on investment securities) was 18.00 percent in 1995, compared to 18.48 percent in 1994 and 18.68 percent in 1993.

Net interest income, the difference between interest earned on loans and investments and interest paid on interest-bearing liabilities, increased by $9,975,000 or 8.6 percent in 1995 and increased by $10,271,000 or 9.7 percent in 1994. The increase in 1995 reflects a $51,316,000 or 25.5 percent increase in interest income, and a $41,341,000 or 48.6 percent increase in total interest expense. The increase in interest income was the result of a $212,708,000 or
14.1 percent increase in average loans, a $143,271,000 or 12.7 percent increase in average securities and an increase in the average yield on earning assets from 7.51 percent in 1994 to 8.31 percent in 1995. The increased volume of average earning assets (partially funded by an increase of $34,969,000 in average non-interest-bearing liabilities, net of non-interest-earning assets) positively impacted interest income by approximately $27.1 million, while the increased yield positively impacted interest income by approximately $24.2 million. Interest expense increased in 1995, reflecting an increase in the cost of interest-bearing liabilities from 3.71 percent in 1994 to 4.83 percent in 1995, and a $326,449,000 or 14.2 percent increase in average outstanding interest-bearing liabilities. The increase in the rate paid on interest-bearing liabilities negatively affected interest expense by approximately $29.2 million and the increase in average outstandings negatively affected interest expense by approximately $12.1 million. The 1994 increase in net interest income was primarily the result of an increase in earning assets and an increase of $5.7 million in average non-interest-bearing liabilities, net of non-interest-earning assets. The net interest margin (taxable equivalent net interest income as a percentage of average earning assets) was 4.14 percent in 1995, compared to 4.33 percent in 1994 and 4.74 percent in 1993. The yield on earning assets was 8.31 percent in 1995, compared to 7.51 percent in 1994 and 7.53 percent in 1993. The cost of interest-bearing liabilities was 4.83 in 1995, compared to 3.71 percent in 1994 and 3.36 percent in 1993.

The Company's provision for loan losses was $9,750,000 for 1995, compared to $7,077,000 for 1994 and $8,392,000 for 1993. The 1995 provision was primarily the result of loan growth. Net loan charge-offs were $5,050,000 (.29 percent of average loans, net of unearned discounts) in 1995, compared to $4,234,000 (.28 percent of average loans) in 1994 and $4,303,000 (.34 percent of average loans) in 1993.

The allowance for loan losses at December 31, 1995, was $29,010,000 or 1.50 percent of loans, net of unearned discounts, compared to $24,310,000 or 1.53 percent of net loans at December 31, 1994, and $21,467,000 or 1.54 percent of net loans at December 31, 1993.

Following is a comparison of non-earning assets and loans past due 90 days or more for the years ended December 31, 1995, 1994 and 1993:

In Thousands                  1995     1994     1993
Non-accrual loans            $  --    $  --    $  --
Renegotiated loans              --       --       --
Other real estate owned          30       61    1,711
                             ------   ------   ------
Total non-earning assets     $   30   $   61   $1,711
                             ======   ======   ======
Loans past due 90 days
 or more                     $3,252   $2,432   $2,063
Percentage of total loans      0.17%    0.15%    0.15%

Performing restructured
 loans                       $  ---   $  ---   $1,984



At December 31, 1995, the allowance for loan losses was 967 times problem assets, compared to 399 times at December 31, 1994, and 126 times at December 31, 1993. Based on the regulatory definition, the Company has no "Highly Leveraged Transactions" (HLTs). The Company also has no loans involving syndicated leveraged buyouts (LBOs). Management believes that the allowance for loan losses is adequate to provide for inherent losses in the loan portfolio.

Non-interest income (excluding securities gains or losses) increased $3,202,000 or 6.3 percent in 1995. The Company's broker-dealer revenue decreased $373,000 or 3.7 percent and mortgage banking origination revenue increased $472,000 or
54.9 percent, reflecting current market conditions. Other sources of non-interest income, including trust service income, service charge income and in-store banking sublicense income increased a net of $3,103,000 or 7.9 percent. During the fourth quarter 1994, the Company experienced a $757,000 gain on the disposition of other real estate. The Company realized $228,000 in securities gains in 1995, versus $498,000 in securities losses in 1994 as lower-yielding, available-for-sale securities were sold and the proceeds invested in higher yields which completely recovered the losses in 1995. The 1993 securities gains were primarily the result of municipal securities called prior to maturity. Non-interest income (excluding securities gains or losses) decreased by $1,620,000 or 3.1 percent in 1994, primarily as a result of decreases in broker-dealer revenue and mortgage banking origination revenue, partially offset by increases in trust service income, service charges on deposit accounts and in-store banking sublicense income.

Non-interest expenses (excluding the provision for loan losses) increased by $4,256,000 or 4.9 percent in 1995. Salaries and employee benefits increased by $1,821,000 or 4.7 percent, primarily the result of increases related to the new automobile indirect lending and corporate cash management businesses, due to normal merit increases, additional staffing and the higher cost of employee benefits. Total non-interest expenses increased by $1,492,000 or 1.7 percent in 1994, primarily due to start-up expenses at the Company's North Carolina operation of NBC Bank, FSB (Knoxville), full year expenses at the Company's Virginia operation of NBC Bank, FSB (Belzoni) and Commerce Finance Company, the Company's consumer finance subsidiary. The reduction in FDIC assessment was a result of refunds and reduced premiums in 1995 due to a change in rate schedules.

FINANCIAL CONDITION

The Company functions as a financial intermediary, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The following comparison of daily average balances indicates how the Company has managed its sources and uses of funds:

SOURCES AND USES OF FUNDS TRENDS

                                                             1994-1995                          1993-1994
                                            1995              Increase         1994              Increase         1993
                                         Average             (Decrease)     Average             (Decrease)     Average
In Thousands                             Balance    Amount            %     Balance    Amount            %     Balance
FUNDING USES
Interest-earning assets:
 Loans, net of unearned
   discounts                          $1,718,424  $212,708        14.1%  $1,505,716  $247,096        19.6%  $1,258,620
 Securities:
     Taxable                           1,100,339   142,454        14.9      957,885   215,080        29.0      742,805
     Non-taxable                         154,755     7,002         4.7      147,753    21,818        17.3      125,935
 Trading account securities               18,718    (6,185)      (24.8)      24,903    (7,791)      (23.8)      32,694
 Federal funds sold and
   securities purchased under
   agreements to resell                   25,383     7,365        40.9       18,018   (29,387)      (62.0)      47,405
 Time deposits in banks                   16,881    (1,926)      (10.2)      18,807      (911)       (4.6)      19,718
                                      ----------  --------   ---------   ----------  --------   ---------   ----------
Total interest-earning assets          3,034,500   361,418        13.5    2,673,082   445,905        20.0    2,227,177
 Other uses                              179,791     7,738         4.5      172,053    12,020         7.5      160,033
                                      ----------  --------   ---------   ----------  --------   ---------   ----------
     Total funding uses               $3,214,291  $369,156        13.0%  $2,845,135  $457,925        19.2%  $2,387,210
                                      ==========  ========   =========   ==========  ========   =========   ==========
FUNDING SOURCES
Interest-bearing liabilities:
 Interest-bearing deposits            $2,054,809  $294,720        16.7%  $1,760,089  $279,584        18.9%  $1,480,505
 Federal funds purchased and
   securities sold under
   agreements to repurchase              264,214      (977)       (0.4)     265,191    37,968        16.7      227,223
 Other borrowed funds and
   long-term debt                        301,215    32,706        12.2      268,509   122,604        84.0      145,905
                                      ----------  --------   ---------   ----------  --------   ---------   ----------

Total interest-bearing liabilities     2,620,238   326,449        14.2    2,293,789   440,156        23.7    1,853,633
 Non-interest-bearing deposits           284,744     2,276         0.8      282,468    (7,574)       (2.6)     290,042
 Stockholders' equity                    272,477    32,574        13.6      239,903    28,896        13.7      211,007
 Other sources                            36,832     7,857        27.1       28,975    (3,553)      (10.9)      32,528
                                      ----------  --------   ---------   ----------  --------   ---------   ----------
     Total funding sources            $3,214,291  $369,156        13.0%  $2,845,135  $457,925        19.2%  $2,387,210
                                      ==========  ========   =========   ==========  ========   =========   ==========


Average loans, the largest use of funds, increased $213 million or 14.1 percent in 1995 and $247 million or 19.6 percent in 1994. Increases in consumer loans and real estate construction loans were the primary reasons for the increases in 1995, and increases in real estate mortgage loans and consumer loans were the primary reasons for the 1994 loan increase. For 1995 the growth in real estate construction loans reflects increased demand. The 1994 growth in real estate mortgage loans reflects growth in first mortgage refinancing loans. The growth in consumer loans reflects increased indirect installment loan activity in both years.

Total securities (excluding the trading account), another major use of funds, increased by $149 million or 13.5 percent in 1995. Taxable securities increased by $142 million or 14.9 percent, reflecting increases in both fixed and variable rate federal agency securities. Non-taxable securities increased by $7 million or 4.7 percent, reflecting increased investment in bank-qualified municipal investments. Total securities increased by $237 million or 27.3 percent in 1994. The 1994 increase reflects increases in both fixed and variable rate federal agency securities and non-taxable securities. Effective December 31, 1993, the Company early adopted Financial Accounting Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which resulted in the adjustment of the securities portfolio to market value for those designated as available for sale. This year-end adjustment increased the securities portfolio by $7.4 million and increased stockholders' equity by $4.5 million at December 31, 1995, and decreased the securities portfolio by $53.9 million and decreased stockholders' equity by $32.9 million at December 31, 1994.

Trading account securities decreased by $6 million or 24.8 percent in 1995 and decreased by $8 million or 23.8 percent in 1994. These decreases are a result of trading inventory levels needed by Commerce Investment Corporation.

Federal funds sold and securities purchased under agreements to resell increased by $7 million or 40.9 percent in 1995, and decreased by $29 million or 62.0 percent in 1994, representing excess funds not otherwise employed in loans or investment securities.

Time deposits in other banks decreased by $2 million or 10.2 percent in 1995, and decreased by $911,000 or 4.6 percent in 1994. This is a readily manageable asset and balances are maintained at levels which are based on operating needs.

Total interest-earning assets increased by $361 million or 13.5 percent in 1995, compared to an increase of $446 million or 20.0 percent in 1994. As described below, the growth in 1995 and 1994 was funded primarily by increases in interest-bearing deposits, other borrowed funds and stockholders' equity in 1995 and 1994.

Total average deposits increased by $297 million or 14.5 percent in 1995, compared to an increase of $272 million or 15.4 percent in 1994. Total interest-bearing deposits increased $295 million or 16.7 percent and total non-interest-bearing deposits increased $2 million or 0.8 percent in 1995, reflecting current market trends, compared to an increase of $280 million or
18.9 percent in interest-bearing deposits and a decrease of $8 million or 2.6 percent in non-interest-bearing deposits in 1994.

Federal funds purchased and securities sold under agreements to repurchase decreased $1 million or 0.4 percent in 1995, compared to an increase of $38 million or 16.7 percent in 1994. These changes were primarily the result of the availability of overnight funds purchased from downstream correspondent banks.

Other borrowed funds, primarily Federal Home Loan Bank advances, increased $33 million or 12.2 percent in 1995, compared to an increase of $123 million or 84.0 percent in 1994. These advances are partially the result of asset/liability management decisions matching certain earning assets (first mortgage and consumer installment loans) against these advances at positive rate spreads.

For 1996, the Company anticipates loan demand similar to that which occurred in 1995 and deposit growth due to continued expansion into Virginia, North Carolina and Mississippi. Above normal operating expense increases are expected in the Company's thrift subsidiaries due to planned continued expansion. However, the Company expects continued back-office expense control and continued increases in non-interest income. The resulting pre-tax income should be sufficient to realize the benefits of the Company's deferred tax assets referenced in Note P.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The primary functions of asset/liability management are to assure adequate liquidity and to maintain an appropriate balance between interest-earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid rapidly fluctuating net interest margins and to promote consistent growth of net income through periods of changing interest rates.

Cash and bank balances, federal funds sold, trading account securities and securities available for sale are the principal sources of short-term asset liquidity. Other sources of short-term liquidity include federal funds purchased and repurchase agreements, credit lines with other banks and borrowings from the Federal Home Loan Bank. Maturing loans and securities are the principal sources of long-term asset liquidity. Automobile, home equity and credit card loans are secondary liquidity sources as a result of active securitizations based on these procducts.

Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the Prime rate are much more interest rate sensitive than long-term, fixed-rate securities and fixed-rate loans. Similarly, time deposits of $100,000 and over and money market certificates and accounts are much more interest rate sensitive than savings accounts. The shorter term interest rate sensitivities are the key to measurement of the interest sensitivity gap, or difference between interest-sensitive-earning assets or interest-sensitive-bearing liabilities or vice versa. Trying to minimize this gap is a continual challenge in a changing interest rate environment and one of the objectives of the Company's asset/liability management strategy. Company policy states that the six-month cumulative gap shall be no more than 12 percent of total assets and the one-year cumulative gap, no more than 15 percent. At year-end 1995, both six-month and one-year cumulative gaps were within these parameters.

CAPITAL RESOURCES

Total average assets increased by 13.0 percent in 1995, 19.2 percent in 1994 and
11.8 percent in 1993. Correspondingly, total average equity capital increased by 13.6 percent in 1995, 13.7 percent in 1994 and 16.8 percent in 1993.

The percentage of average equity capital to average assets was 8.48 percent in 1995, 8.43 percent in 1994 and 8.84 percent in 1993. The internal capital growth rate was 11.65 percent in 1995, 12.16 percent in 1994 and 12.33 percent in 1993. These growth rates are the result of a return on average equity of
18.00 percent in 1995, 18.48 percent in 1994 and 18.68 percent in 1993. In early 1996, the Company announced a share repurchase program which authorizes the purchase, over the next two years, of up to 2,000,000 shares of its common stock with the objective of increasing per share returns and funding stock-based employee benefits plans.

The Company's management plans to continue its efforts to increase the return on average equity while maintaining a consistent dividend ratio in order to achieve continued internal capital growth.

As previously disclosed, the Company early adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on December 31, 1993. This resulted in an increase of $4.5 million to 1995 year-end stockholders' equity and a decrease of $32.9 million to 1994 year-end stockholders' equity.

The following ratios in the table on selected capital information do not include the effect of FAS No. 115 on Tier 1 capital, total capital or total risk-weighted assets.

At December 31, 1995, the Company did not have any material commitments which would require an expenditure of capital funds. However, there are regulatory constraints placed on the Company's capital. The FDIC Improvement Act (FDICIA), effective December 19, 1992, established capital levels for the five capital categories created by the law. These capital categories range from the highest category, well-capitalized institutions, to the lowest category, critically under-capitalized institutions. The federal banking regulatory agencies each issued substantially the same regulations on a joint basis to establish a uniform approach to the capital categories and supervisory procedures. Well-capitalized institutions are required to maintain a total capital to risk-weighted assets ratio of at least 10 percent, a Tier 1 capital to risk-weighted assets ratio of at least 6 percent and a Tier 1 capital to total assets (leverage) ratio of at least 5 percent. As indicated in the table of selected capital information, the Company and its banking subsidiaries exceeded all minimum required capital ratios for well-capitalized institutions at December 31, 1995.

SELECTED CAPITAL INFORMATION

                                                      December 31
In Thousands                                    1995         1994
Capital:
Stockholders' equity                      $  296,679   $  224,419
Less:
  Unrealized gains (losses) on
    securities, net of taxes                   4,527      (32,864)
  Goodwill                                         9            9
                                          ----------   ----------
    Tier 1 capital                           292,143      257,274
Qualifying allowance for loan losses          29,010       23,629
                                          ----------   ----------
    Total capital                         $  321,153   $  280,903
                                          ==========   ==========
Total risk-weighted assets                $2,374,668   $1,889,613
Ratios:
Total capital to risk-weighted assets          13.52%       14.87%
Tier 1 capital to risk-weighted assets         12.30        13.62
Tier 1 capital to total assets
  (leverage ratio)                              7.91         8.56
Average equity to assets                        8.48         8.43

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. As discussed previously, management is attempting to maintain an essentially balanced position between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

CONSOLIDATED BALANCE SHEETS

National Commerce Bancorporation and Subsidiaries

                                                                      December 31
Dollar Amounts in Thousands                                         1995        1994
ASSETS
Cash and cash equivalents:
Interest-bearing deposits with other banks                    $   16,660  $   17,620
Cash and non-interest-bearing deposits                           144,166     123,138
Federal funds sold and securities purchased
 under agreements to resell                                      226,929      25,675
                                                              ----------  ----------
Total cash and cash equivalents                                  387,755     166,433
Available-for-sale securities (amortized cost - $509,759
 at December 31, 1995, and $926,249 at December 31, 1994)        516,623     872,379
Held-to-maturity securities (market value - $765,142 at
 December 31, 1995, and $269,043 at December 31, 1994)           762,023     283,906
Trading account securities                                        20,159      13,507
Loans, net of unearned discounts of $1,829 at
 December 31, 1995, and $1,887 at December 31, 1994            1,931,213   1,592,806
Less allowance for loan losses                                    29,010      24,310
                                                              ----------  ----------
Net loans                                                      1,902,203   1,568,496
Premises and equipment, net                                       18,382      17,729
Broker/dealer customer receivables                                13,444       1,130
Other assets                                                      74,453      82,229
                                                              ----------  ----------
Total assets                                                  $3,695,042  $3,005,809
                                                              ==========  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits:
Non-interest-bearing                                     $  331,436  $  306,684
Interest-bearing                                          2,243,334   1,847,706
                                                         ----------  ----------
Total deposits                                            2,574,770   2,154,390
Federal funds purchased and securities sold under
 agreements to repurchase                                   404,746     275,136
Broker/dealer customer payables                               1,271         399
Accounts payable and accrued liabilities                     38,396      23,541
Federal Home Loan Bank advances                             372,799     321,541
Long-term debt                                                6,381       6,383
                                                         ----------  ----------
Total liabilities                                         3,398,363   2,781,390
                                                         ----------  ----------
STOCKHOLDERS' EQUITY
Preferred stock, no par value -- authorized 5,000,000
 shares, none issued
Common stock, par value $2 per share - authorized
 75,000,000 shares, issued and outstanding 24,834,581
 shares in 1995 and 24,547,121 in 1994                       49,669      49,094
Additional paid-in capital                                   80,605      77,785
Retained earnings                                           161,878     130,404
Unrealized gains (losses) on securities, net of taxes         4,527     (32,864)
                                                         ----------  ----------
Total stockholders' equity                                  296,679     224,419
                                                         ----------  ----------
Total liabilities and stockholders' equity               $3,695,042  $3,005,809
                                                         ==========  ==========

--------
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
National Commerce Bancorporation and Subsidiaries

                                                            Year Ended December 31
In Thousands, Except Per Share Amounts                    1995       1994       1993
INTEREST INCOME
Loans                                                    $159,816  $128,297   $107,673
Securities:
 Taxable                                                   74,365    54,836     42,794
 Non-taxable                                                8,556     8,982      8,451
                                                         --------  --------   --------
                                                           82,921    63,818     51,245

Trading account securities                                  1,240     1,471      1,760
Other                                                       2,488     1,534      2,012
                                                         --------  --------   --------
 Total interest income                                    246,465   195,120    162,690
                                                         --------  --------   --------
INTEREST EXPENSE
Deposits                                                   96,691    63,080     49,517
Short-term borrowings                                      13,482     9,737      5,977
Federal Home Loan Bank advances                            15,809    11,883      6,415
Long-term debt                                                458       399        388
                                                         --------  --------   --------
 Total interest expense                                   126,440    85,099     62,297
                                                         --------  --------   --------
 Net interest income                                      120,025   110,021    100,393
Provision for loan losses                                   9,750     7,077      8,392
                                                         --------  --------   --------
 Net interest income after provision for loan losses      110,275   102,944     92,001
                                                         --------  --------   --------
OTHER INCOME

Trust service income                                        8,296     7,967      6,897
Service charges on deposits                                13,519    14,359     14,362
Other service charges and fees                              5,264     4,386      4,707
Broker/dealer revenue                                       9,840    10,213     17,342
Investment securities gains (losses)                          228      (498)       231
Other                                                      16,721    13,513      8,750
                                                         --------  --------   --------
 Total other income                                        53,868    49,940     52,289
                                                         --------  --------   --------
OTHER EXPENSES
Salaries and employee benefits                             40,935    39,114     36,800
Occupancy expense                                           8,665     7,447      7,146
Furniture and equipment expense                             3,510     3,301      2,865
FDIC assessment                                             2,725     4,375      3,862
Other                                                      35,995    33,337     35,409
                                                         --------  --------   --------
 Total other expenses                                      91,830    87,574     86,082
                                                         --------  --------   --------
Income before income taxes                                 72,313    65,310     58,208
Income taxes                                               23,278    20,968     18,802
                                                         --------  --------   --------
 Net income                                              $ 49,035  $ 44,342   $ 39,406
                                                         ========  ========   ========
Net income per common share                                 $1.94     $1.77      $1.58
Average shares outstanding                                 25,249    25,051     25,004

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
National Commerce Bancorporation and Subsidiaries

                                                        For Year Ended December 31
In Thousands                                         1995          1994         1993
OPERATING ACTIVITIES
Net income                                         $  49,053   $  44,342    $  39,406
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
Provision for loan losses                              9,750       7,077        8,392
  Provision for depreciation and
   amortization                                        4,249       3,359        3,455
  Amortization of securities premiums and
   (accretion of discounts), net                        (460)        409        1,283
  Deferred income taxes                               (1,866)     (1,008)      (1,579)
(Increase) decrease in trading account securities     (6,652)     49,617      (26,841)
  Realized securities (gains) losses                    (228)        498         (231)
  (Increase) decrease in broker/dealer customer
   receivables                                       (12,314)     22,515      (22,503)
  Increase in interest receivable                     (5,532)     (4,438)      (1,287)
  Increase in other assets                            (6,363)     (5,673)      (2,874)
  Increase (decrease) in broker/dealer customer
   payables                                              872     (13,219)      12,491
  Increase in interest payable                        10,907       2,044        1,692
  Increase in accounts payable and accrued
   liabilities                                         2,368         417        4,589
                                                   ---------   ---------    ---------
Net cash provided by operating activities             43,766     105,940       15,993
INVESTING ACTIVITIES
Available-for-sale securities:
  Proceeds from maturities of securities             101,157     213,724      342,062
  Proceeds from sales of securities                  512,112      82,936       20,157
  Purchases of securities                           (276,553)   (283,964)    (636,555)
Held-to-maturity securities:
  Purchases of securities                           (406,827)   (266,452)      (7,077)
  Proceeds from maturities of securities               9,731         ---          ---
Net increase in loans                               (343,718)   (200,785)    (201,214)
Purchases of premises and equipment                   (4,455)     (5,306)      (5,564)
                                                   ---------   ---------    ---------
Net cash used in investing activities               (408,553)   (459,847)    (488,191)
FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts,
 and savings accounts                                 66,154     257,162       36,023
Net increase (decrease) in
 certificates of deposit                             354,226     (22,413)     112,448
Net increase in federal
 funds purchased and securities
 sold under agreements to repurchase                 129,610      27,605       31,084

 Net increase in Federal Home Loan Bank advances      51,258     151,516       98,926
Proceeds from exercise of stock options                2,163       1,172        1,413
Other                                                     (2)         85          626
Cash dividends                                       (17,300)    (15,183)     (13,394)
                                                   ---------   ---------    ---------
  Net cash provided by financing activities          586,109     399,944      267,126
                                                   ---------   ---------    ---------
  Increase (decrease) in cash and cash equivalents   221,322      46,037     (205,072)
  Cash and cash equivalents at beginning of year     166,433     120,396      325,468
                                                   ---------   ---------    ---------
  Cash and cash equivalents at end of year         $ 387,755   $ 166,433    $ 120,396
                                                   =========   =========    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
National Commerce Bancorporation and Subsidiaries

                                                                                                 Unrealized
                                                                                   Additional    Securities
                                                      Number of   Common  Paid-in    Retained         Gains
Dollar Amounts in Thousands                              Shares    Stock  Capital    Earnings       (Losses)     Total
Balance at January 1, 1993                           16,120,046  $32,240  $73,900    $ 92,520                  $198,660
Add (deduct):
  Net income                                                                           39,406      $             39,406
  Common stock issued upon
    exercise of stock options                           137,789      276    1,137                                 1,413
  Cash dividends declared ($.55 per share)                                            (13,394)      (13,394)
  3-for-2 stock split                                 8,113,506   16,227              (16,227)
  Tax benefit of stock options exercised                                                  762                       762
  Unrealized gains on available-for-sale
    securities, net of taxes                                                                          9,084       9,084
  ESOP loan                                                                            (1,706)                   (1,706)
  Other                                                  21,240       42      584         226                       852
                                                     ----------  -------  -------    --------      --------     -------
Balance at December 31, 1993                         24,392,581   48,785   76,383     100,825         9,084     235,077
Add (deduct):
  Net income                                                                           44,342                    44,342
  Common stock issued upon
    exercise of stock options                           128,066      256      916                                 1,172
  Cash dividends declared ($.62 per share)                                            (15,183)                  (15,183)
  Tax benefit of stock options exercised                                      459                                   459
  Unrealized losses on available-for-sale
    securities, net of taxes                                                                        (41,948)    (41,948)
  Other                                                  26,474       53       27         420                       500
                                                     ----------  -------  -------    --------      --------     -------
Balance at December 31, 1994                         24,547,121   49,094   77,785     130,404       (32,864)    224,419
Add (deduct):
  Net income                                                                           49,035                    49,035
  Common stock issued upon
    exercise of stock options                           287,460      575    1,588                                 2,163
  Cash dividends declared
   ($.70 per share)                                                                   (17,300)                  (17,300)
  Tax benefit of stock
   options exercised                                                        1,232                                 1,232
  Unrealized gain on available-for-sale
    securities, net of taxes                                                                           37,391    37,391
  ESOP loan                                                                              (261)                     (261)
                                                     ----------  -------  -------    --------      --------     -------
Balance at December 31, 1995                         24,834,581  $49,669  $80,605    $161,878      $  4,527    $296,679
                                                     ==========  =======  =======    ========      ========    ========

Notes To Consolidated Financial Statements
National Commerce Bancorporation and Subsidiaries
December 31, 1995

Note A - Significant Accounting Policies

Consolidation The consolidated financial statements include the accounts of National Commerce Bancorporation and its subsidiaries (the Company). The consolidated group provides financial services principally to domestic markets. All significant intercompany transactions have been eliminated in consolidation.

Securities In accordance with Financial Accounting Statement (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," securities available for sale are carried at market. The amortized cost of debt securities classified as available for sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Unrealized gains or losses on these securities are included in stockholders' equity net of tax. Securities which the Company intends to hold until maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Trading account securities consist of securities inventories held for the purpose of brokerage activities and are carried at market. Trading account income includes the effects of adjustments to market values. The adjusted cost of the specific securities sold is used to compute gains or losses on the sale of securities.

Interest Rate Swaps Net interest received or paid on an interest rate agreement that is a hedge against interest rate risks is recognized over the life of the contract as an adjustment to interest income (expense) of the hedged financial instrument.

Interest Income Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Generally, the accrual of income is discontinued when the full collection of principal is in doubt or when the payment of principal or interest has become contractually 90 days past due unless the obligation is both well secured and in the process of collection. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses.

Loan Fees and Costs Loan origination and commitment fees and certain direct costs are deferred and the net amount amortized as an adjustment of the related loans' yields, generally over the contractual life, or estimated economic life if shorter, of the related loans.

Premises and Equipment Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed generally by use of the straight-line method. Leasehold improvements are amortized over the period of the leases or the estimated lives of the improvements, whichever period is shorter.

Provision for Loan Losses For financial reporting purposes, the provision for loan losses charged to operating expense is based upon a credit review of the loan portfolio, past loan loss experience, current economic conditions and other pertinent factors which form a basis for determining the adequacy of the allowance for loan losses. The allowance is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio.

Net Income Per Common Share The number of shares used to compute net income per common share is determined by use of the weighted average method including shares issuable under the stock option plans, when dilutive, and excluding leveraged shares under the Company's Employee Stock Ownership Plan (ESOP), all of which are adjusted retroactively for stock dividends and splits.

Income Taxes The Company and its subsidiaries file a consolidated federal income tax return. Each subsidiary provides for income taxes on a separate-return basis and remits to or receives from the Company amounts currently payable or receivable.

Income taxes have been provided using the liability method in accordance with FAS No. 109, "Accounting for Income Taxes."

Cash Flow Information Cash equivalents include cash, due from banks, federal funds sold and securities purchased under agreements to resell. Generally, federal funds are sold for one-day periods and securities purchased under agreements to resell are for periods of less than two weeks.

During 1995, 1994 and 1993, interest paid was $115,533,000, $83,055,000 and
$60,605,000, respectively. During 1995, 1994 and 1993, income taxes paid were $25,329,000, $23,294,000 and $18,922,000, respectively.

Reclassification Certain account reclassifications have been made to the 1994 financial statements to conform with the 1995 presentation, none of which are material.

Stock-based Compensation   The Company grants stock options for a fixed number
of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. The statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, FAS No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. These disclosure requirements are effective for fiscal years beginning after December 15, 1995.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B - Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only, and do not impact carrying values of financial statement amounts.

Cash and Cash Equivalents The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities (Including Mortgage-backed Securities) Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Trading Account Assets Fair values for the Company's trading account assets (including off-balance-sheet instruments), which also are the amounts recognized in the balance sheet, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.
The fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Deposit Liabilities The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Long-term Borrowings The fair values of the Company's long-term borrowings (other than deposits) are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet Instruments Fair values for the Company's swaps are based on current settlement values. The Company has commitments to extend credit and standby letters of credit. These types of credit are made at market rates; therefore, there would be no market risk associated with these credits which would create a significant fair value liability for the Company.

                                                  December 31, 1995
In Thousands                                  Carrying Amount  Fair Value
Financial assets:
Cash and cash equivalents                        $  387,755  $  387,755
Available-for-sale securities                    $  516,623  $  516,623
Held-to-maturity securities                      $  762,023  $  765,142
Trading account securities                       $   20,159  $   20,159
Net loans                                        $1,902,203  $1,958,071
Financial liabilities:
Deposits                                         $2,574,770  $2,578,229
Federal funds purchased                          $  404,746  $  404,746
Federal Home Loan Bank advances
  and long-term debt                             $  379,180  $  409,045
Off-balance sheet financial instruments:
Interest rate swaps in net payable
  position (loss)                                $       13  $     (116)

                                                   December 31, 1994
In Thousands                                   Carrying Amount  Fair Value
Financial assets:
Cash and cash equivalents                        $  166,433  $  166,433
Available-for-sale securities                    $  872,379  $  872,379
Held-to-maturity securities                      $  283,906  $  269,043
Trading account securities                       $   13,507  $   13,507
Net loans                                        $1,568,496  $1,559,661
Financial liabilities:
Deposits                                         $2,154,390  $2,152,521
Federal funds purchased                          $  275,136  $  275,136
Federal Home Loan Bank advances
  and long-term debt                             $  327,924  $  317,353
Off-balance sheet financial instruments:
Interest rate swaps in net receivable
  position (loss)                                $       78  $   (3,172)

Note C - Restrictions on Cash and Due From Banks

The Company's lead bank subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amounts of those reserve balances for the years ended December 31, 1995 and 1994, were approximately $9,665,000 and $15,148,000, respectively.

NOTE D - Securities
The following is a summary of available-for-sale securities and held-to-maturity securities:

                                                 December 31, 1995
                                                 -----------------
Available-for-sale Securities
                                                 Gross       Gross
                                 Amortized  Unrealized  Unrealized    Estimated
In Thousands                          Cost       Gains      Losses   Fair Value
                                  --------      ------  ----------     --------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                 $114,624      $  661     $   ---     $115,285


Obligations of states and
 political subdivisions             78,100       1,955        (289)      79,766
Mortgage-backed securities         281,098       5,592      (1,045)     285,645
Total debt securities              473,822       8,208      (1,334)     480,696
Equity securities                   35,937         ---         (10)      35,927
                                  --------      ------  ----------     --------
  Total                           $509,759      $8,208     $(1,344)    $516,623
                                  ========      ======  ==========     ========

                                                 December 31, 1995
                                                 -----------------
Held-to-maturity Securities
                                                 Gross       Gross
                                 Amortized  Unrealized  Unrealized    Estimated
In Thousands                          Cost       Gains      Losses   Fair Value
                                  --------      ------  ----------     --------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                 $131,289      $  270     $   ---     $131,559
Obligations of states and
 political subdivisions             71,722       3,035        (283)      74,474
Mortgage-backed securities         512,222       3,082      (2,466)     512,838
Total debt securities              715,233       6,387      (2,749)     718,871
Equity securities                   46,231          40         ---       46,271
                                  --------      ------  ----------     --------
  Total                           $761,464      $6,427     $(2,749)    $765,142
                                  ========      ======  ==========     ========

On December 27, 1995, the Company reclassified securities with an amortized cost of $415,469,000 (market value $418,061,000) from held to maturity to available for sale. The Company also reclassified securities with an amortized cost of $495,870,000 (market value $496,429,000) from available for sale to held to maturity. The reclassification was made pursuant to a reassessment of the securities portfolio based on the Financial Accounting Standards Board "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions in the special report, the Company was allowed a one-time reclassification of the securities portfolio between the special report date of November 15, 1995, and December 31, 1995. There were no sales of held-to-maturity securities in 1995 or 1994. At December 31, 1995, the net unrealized gain on the securities reclassified was $559,000. Consistent with the requirements of FAS No. 115, the write-ups (downs) on the reclassified securities are being accreted back to the amortized cost of each specific security based upon its estimated average life.

                                                                  December 31, 1994
                                                                  -----------------
                                                           Available-for-sale Securities
                                                ----------------------------------------------------
                                                                   Gross         Gross
                                                 Amortized    Unrealized    Unrealized     Estimated
In Thousands                                          Cost         Gains        Losses    Fair Value
                                                 ---------    ----------    ----------    ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                                  $115,684       $  200      $ (2,495)     $113,389
Obligations of states and
 political subdivisions                              99,219        1,273        (4,825)       95,667
Mortgage-backed securities                          681,459        1,104       (49,120)      633,443
                                                   --------       ------      ---------     --------
Total debt securities                               896,362        2,577       (56,440)      842,499
Equity securities                                    29,887          ---            (7)       29,880
                                                   --------       ------       --------     --------
  Total                                            $926,249       $2,577      $(56,447)     $872,379
                                                   ========       ======      ========      ========

                                                                  December 31, 1994
                                                                  -----------------
                                                            Held-to-maturity Securities
                                                ----------------------------------------------------
                                                                   Gross         Gross
                                                 Amortized    Unrealized    Unrealized     Estimated
In Thousands                                          Cost         Gains        Losses    Fair Value
                                                 ---------    ----------    ----------    ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                                  $  6,937       $  ---      $    (17)     $  6,920
Obligations of states and
 political subdivisions                              65,630          ---        (3,476)       62,154
Mortgage-backed securities                          211,339          ---       (11,370)      199,969
                                                   --------       ------      ---------     --------
  Total                                            $283,906       $  ---      $(14,863)     $269,043
                                                   --------       ------       --------     --------

The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                      December 31, 1995
                                                      -----------------
                                          Available-for-sale Securities
                                          -----------------------------
                                                  Amortized   Estimated
In Thousands                                           Cost  Fair Value
Due in one year or less                            $ 63,751    $ 63,847
Due after one year through five years                81,222      82,731
Due after five years through 10 years                45,202      45,673
Due after 10 years                                    2,549       2,800
                                                   --------    --------
                                                    192,724     195,051


Mortgage-backed securities                 281,098     285,645
Equity securities                           35,937      35,927
                                          --------    --------
  Total                                   $509,759    $516,623
                                          ========    ========


                                           December 31, 1995
                                      ---------------------------
                                      Held-to-maturity Securities
                                      ---------------------------
                                        Amortized    Estimated
In Thousands                               Cost      Fair Value
                                      ------------   ------------
Due in one year or less                 $131,288        $131,559
Due after one year through five years      2,841           2,809
Due after five years through 10 years     11,290          11,469
Due after 10 years                       103,823         106,467
                                        --------        --------
                                         249,242         252,304
Mortgage-backed securities               512,222         512,838
                                        --------        --------
 Total                                  $761,464        $765,142
                                        ========        ========

The amortized cost of securities pledged to secure repurchase agreements and government, public and trust deposits was $915,854,000 and $729,483,000 at December 1995 and 1994, respectively.

Note E - Loans
Analyses of loans outstanding by category were as follows:

                                                December 31
In Thousands                                 1995         1994
                                          ----------   ----------
Commercial, financial and agricultural    $  399,580   $  356,035
Real estate - construction                   122,720       91,424
Real estate - mortgage                       520,657      501,489
Consumer                                     871,407      630,927
Lease financing                               18,678       14,818
Unearned discounts                            (1,829)      (1,887)
                                          ----------   ----------
                                           1,913,213    1,592,806
Allowance for loan losses                    (29,010)     (24,310)
                                          ----------   ----------
Net loans                                 $1,902,203   $1,568,496
                                          ==========   ==========

The Company and its subsidiaries have granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $31,187,000 and $31,970,000 at December 31, 1995 and 1994, respectively. During 1995, $24,848,000 of new loans to related parties were made and payments totaled $25,631,000.

Note F - Allowance for Loan Losses
Changes in the allowance for loans losses were as follows:

                                                                                  Year Ended December 31
In Thousands                                                                    1995      1994        1993
Balance at beginning of year                                                  $24,310   $21,467       $17,356
Provision for loan losses                                                       9,750     7,077         8,392
Loans charged off, net of recoveries of
 $2,199 in 1995, $2,240 in 1994 and
 $2,538 in 1993                                                                (5,050)   (4,234)       (4,281)
                                                                              -------   -------   -----------
Balance at end of year                                                        $29,010   $24,310       $21,467
                                                                              =======   =======   ===========

Note G - Non-performing Assets and Past Due Loans
The following table summarizes the Company's non-performing assets (all of which are domestic):

                                                      December 31
In Thousands                                       1995          1994
Non-accrual loans                                $    --       $    --
Other real estate owned                               30            61
---                                                   --
Total                                            $    30       $    61
                                                 =======        =======

During 1993, the Company early adopted FAS No. 114, "Accounting by Creditors for Impairment of a Loan." The early adoption had no effect on either the balance sheet or income statement. In summary, the statement calls for reducing the value of impaired loans either to the present value of expected future cash flows, discounted at the loan's effective interest rate, the market price of the loan or fair value of the underlying collateral if the loan is collateral dependent.

There were no non-accrual loans at December 31, 1995 or 1994. There were no restructured loans at December 31, 1995 or 1994. Accruing loans past due 90 days or more were $3,252,000 and $2,432,000 at December 31, 1995 and 1994,
respectively.

Note H - Premises and Equipment
The following is a summary of the premises and equipment accounts:

                                     December 31
In Thousands                      1995         1994
Land                            $ 2,240      $ 2,240
Premises                          2,364        2,364
Furniture and equipment          22,780       20,821
Leasehold improvements           13,262       10,720
Construction in progress            846        1,309
                                -------      -------
                                 41,492       37,454

Less accumulated depreciation and amortization                       23,110       19,725
                                                                 ----------   ----------
  Premises and equipment,net                                     $   18,382   $   17,729
                                                                 ==========   ==========
Note I - Deposits
Analyses of deposits outstanding by category were as follows:
                                                                             December 31
In Thousands                                                           1995         1994
Non-interest-bearing                                             $  331,436   $  306,684
Money market checking                                               274,876      257,729
Savings                                                              86,989       93,094
Money market savings                                                735,911      705,551
Certificates of deposit less than $100,000                          677,733      511,772
Certificates of deposit $100,000 and over                           467,825      279,560
                                                                 ----------   ----------
  Total                                                          $2,574,770   $2,154,390
                                                                 ==========   ==========

Note J - Lease Commitments
The Company leases land, certain bank premises and equipment. Total rental expense for all operating leases is as follows:

      Year Ended December 31
In Thousands           1995    1994    1993
Minimum rentals       $4,456  $3,996  $3,860
Contingent rentals       823     848     671
                      ------  ------  ------
  Total               $5,279  $4,844  $4,531
                      ======  ======  ======

The contingent rentals are based on additional usage of equipment in excess of a specified minimum. Also, for land and bank premises, contingent rentals are based on escalation and parity clauses for real estate.

Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1995:

In Thousands
1996                            $ 3,968
1997                              3,472
1998                              3,033
1999                              2,799
2000                              2,392
Thereafter                        2,578
                                -------
Total minimum lease payments    $18,242
                                =======

The various leases on the land and bank premises may be renewed for periods of five to 70 years upon the expiration of the respective leases.

Note K - Credit Facilities

During 1995, the Company obtained numerous advances from the Federal Home Loan Bank totaling $394 million. The advances ranged from $19 million to $50 million with interest rates from 5.50 percent to 5.94 percent. Maturity dates ranged from July 18, 1997, until August 18, 2000. At December 31, 1995, the Company had pledged as collateral $237,333,000 of its loans secured by mortgages on one-to-four family residential properties and certain securities totaling $233,407,000. During 1994, the Company obtained numerous advances from the Federal Home Loan Bank totaling $205 million. The advances ranged from $1.6 million to $50 million with interest rates from 3.95 percent to 6.8 percent. Maturity dates ranged from February 9, 1995, until September 23, 2004. At December 31, 1994, the Company had pledged as collateral $222,958,000 of its loans secured by mortgages on one-to-four family residential properties and certain securities totaling $223,454,000. Future minimum payments, by year and in the aggregate, related to the advances with initial or remaining terms of one year or more, consisted of the following at December 31, 1995:

              In Thousands
              ------------
1996            $ 26,690
1997             195,225
1998              67,002
1999              14,822
2000              42,647
Thereafter        26,413
                --------
Total           $372,799
                ========

Long-term debt at December 31, 1995 and 1994, consisted primarily of the following unsecured term notes of a subsidiary of the Company:

In Thousands

Term notes originated October 23 and December 11, 1987, bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on three-year United States Treasury notes. The next reprice date for the notes is 1997. At December 31, 1995, the rates ranged from 7.04
percent to 7.66 percent, maturing October 23 and December 11, 2007.   $5,347

Term notes originated December 3 and December 17, 1987, bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on United States Treasury notes. The next reprice date for the notes is 1997. At December 31, 1995, the rates ranged from 7.57 percent to
7.69 percent, maturing December 3 and December 17, 2007.

                                                                      $1,025
                                                                      ------
           Total                                                      $6,372
                                                                      ======

At December 31, 1995, the Company had available $7 million in unsecured lines of credit with other financial institutions consisting of a $5 million line of credit which is contractual in nature and requires no compensating balances or fees and expires May 31, 1996, and a $2 million line of credit which expires June 29, 1996. There were no borrowings against these lines during 1995.

Note L - Stock Options

During 1994, the shareholders approved the Company's 1994 Stock Plan, which reserved an additional 1,050,000 shares of the Company's common stock for use under the Plan. Options become exercisable in equal parts over the succeeding five years from the date of grant. Unoptioned shares under previous plans were transferred to reserved shares for the 1994 Plan. The 1990 Stock Plan reserved an additional 675,000 shares of the Company's common stock for the granting of options and restricted stock to key employees. The 1990 Plan amended the Company's 1986 Stock Option Plan and the 1982 Incentive Stock Option Plan and merged such amended and restated plans into the 1990 Stock Plan. Options became exercisable six months subsequent to the date of grant under the 1982 Plan and became exercisable in equal parts over the succeeding five to 10 years under the 1986 and 1990 Plans. At the discretion of the 1982 Plan's administering committee, stock appreciation rights were attached to some of the options, whereby the optionee may receive cash for the difference between the exercise price of the related option and the fair market value of the Company's common stock. The Plans are restricted to eligible officers and key employees. The following amounts reflect the effect of all stock dividends and splits declared through 1995:

                                                December 31
                                       ------------------------------
                                            1995             1994
                                       --------------  --------------
Options outstanding                         1,592,690       1,764,704
Price/share range                      $6.68 - $24.63  $5.26 - $23.25
Options exercised during the year             317,871         132,525
Price/share range                      $5.25 - $22.67  $3.15 - $21.00
Stock appreciation rights exercised             1,000             500
Price/share range                      $        18.39  $        17.98
Exercisable options                         1,008,510       1,228,537
Unoptioned shares                             328,928         477,285
Total shares reserved                       1,921,618       2,241,989

Note M - Debt and Dividend Restrictions

In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1995, $58,487,000 of undistributed earnings of the banking subsidiaries, included in consolidated retained earnings, was available for distribution to the Company as dividends without prior regulatory approval. For the thrift subsidiaries the undistributed earnings are such that any dividend restrictions would not prevent the payment of routine dividends.

Under Federal Reserve regulations, the banking subsidiaries are also limited as to the amount they may loan to affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1995, the maximum amount available for transfer from the banking subsidiaries to the Company in the form of loans approximated 11 percent of consolidated net assets.

Note N - Employee Benefits

The Company has a defined benefit non-contributory pension plan covering substantially all of its full-time employees who have served continuously for one year. Amounts determined under ERISA are funded annually. Benefits are based on compensation and years of service.

The following tables set forth the plan's status and amounts recognized in the Company's consolidated financial statements:

                                                                    December 31
In Thousands                                                      1995       1994
                                                                --------   --------
Actuarial present value of benefit obligations:
 Accumulated benefit obligation, including vested
   benefits of $37,031 at December 31, 1995, and
   $29,850 at December 31, 1994                                 $ 39,713   $ 32,053
                                                                ========   ========
Projected benefit obligation for services rendered
 to date                                                        $(45,148)  $(36,485)
Plan assets at fair value (stocks and bonds)                      43,491     38,237
                                                                --------   --------
Plan assets in excess of (under) projected
 benefit obligation                                               (1,657)     1,752
Unrecognized net assets                                           (2,074)    (2,038)
Unrecognized net loss                                             12,287      9,105
Unrecognized prior service cost                                   (1,604)    (1,711)
                                                                --------   --------
Prepaid pension cost included in other assets                    $ 6,952   $  7,108
                                                                 =======   ========


In Thousands                                           1995       1994       1993
                                                      -------   --------   --------
Net pension cost included the
 following components:
   Service cost - benefits earned
     during the period                                $ 1,210   $  1,607   $  1,478
   Interest cost on projected
     benefit obligation                                 2,941      2,652      2,521
   Actual return on plan assets
     (gain) loss                                       (6,254)       787     (5,074)
   Net amortization and deferral                        2,193     (4,911)     1,448
                                                      -------   --------   --------
Net periodic pension expense                          $    90   $    135   $    373
                                                      =======   ========   ========

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25 percent and 4.25 percent, respectively, at December 31, 1995, and 8.25 percent and 4.25 percent, respectively, at December 31, 1994. The expected long-term rate of return on plan assets was 10.25 percent in 1995 and 10 percent in 1994. The assumed normal retirement age was 64 in 1995 and 1994.

The Company and its subsidiaries maintain an Employee Stock Ownership Plan which is generally available to all full-time employees. Annual contributions to this plan, which are discretionary, were $400,000 in both 1995 and 1994 and $425,000 in 1993.

The Company and its subsidiaries also maintain a Taxable Income Reduction Account Plan. Participants can elect to defer a percentage of their annual earnings, subject to the maximum amount allowed of $9,240. The Company matches participants' basic contributions up to a specified percentage of basic contributions. The Taxable Income Reduction Account Plan, Employee Stock Ownership Plan and the Retirement Plan net assets include equity securities of the Company.

Included in other expenses are broker-dealer commissions of $3,484,000, $3,874,000 and $6,955,000 paid to employees for the years ended December 31, 1995, 1994 and 1993, respectively.

Note O - Other Employee Benefits

In addition to the Company's defined benefit pension plan, the Company sponsors retirement medical and life insurance plans that provide postretirement healthcare and life insurance benefits.

Employees must retire under the pension plan with at least 15 years of service and must have participated in the active medical plan for at least 10 years prior to retirement to be eligible for retiree medical plan benefits.

The plan is contributory and contains other cost-sharing features such as deductibles and coinsurance. The Company's policy to fund the cost of medical benefits to employees varies by age and service at retirement. Employees must retire under the pension plan to be eligible for retiree life insurance benefits.

The following table represents the plan's funded status reconciled with amounts recognized in the Company's statement of income:

                                                                            December 31
                                                                    ---------------------------
In Thousands                                                          1995      1994      1993
                                                                    -------   -------   -------
Accumulated postretirement benefit obligation:
  Retirees                                                          $(3,217)  $(2,919)  $(2,496)
  Fully eligible active plan participants                               (91)      (62)      (32)
  Other active plan participants                                     (2,265)   (1,552)   (1,842)
                                                                    -------   -------   -------
Postretirement benefit obligation in excess
  of plan assets                                                     (5,573)   (4,533)   (4,367)
Unrecognized transition obligation                                    3,003     3,180     3,356
Unrecognized net (gain) or loss                                       1,047       372       624
                                                                    -------   -------   -------
Accrued expense                                                     $(1,523)  $  (981)  $  (387)
                                                                    =======   =======   =======

Net periodic postretirement benefits costs include the following components:

In Thousands                                                         1995      1994      1993
                                                                    -------   -------   -------
Service cost                                                        $   142   $   149   $   111
Interest cost                                                           387       330       285
Net amortization and deferral                                           191       202       177
                                                                    -------   -------   -------
Net periodic postretirement benefits cost                           $   720   $   681   $   573
                                                                    =======   =======   =======

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., healthcare cost trend rate) is 10 percent for 1995 and 12 percent for 1994 and is assumed to decrease gradually to 5.5 percent for 2005 and thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed healthcare cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by $687,595 and the aggregate of the service and interest cost components of net periodic postretirement benefit costs for 1995 by $83,156. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent at December 31, 1995, and 8.50 percent at December 31, 1994.

Note P - Income Taxes

The Company accounts for income taxes using the liability method required by FAS No. 109, "Accounting for Income Taxes."

The components of the provision for income taxes for the three years ended December 31 were:

In Thousands             1995      1994      1993
                       -------   -------   -------
Federal:
 Current               $23,008   $19,107   $16,763
 Deferred (credits)     (1,866)   (1,008)   (1,579)
                       -------   -------   -------
                        21,142    18,099    15,184
State                    2,136     2,869     3,618
                       -------   -------   -------
   Income taxes        $23,278   $20,968   $18,802
                       =======   =======   =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liabilities and assets are summarized as follows:

                                                  December 31
                                                ----------------
In Thousands                                     1995     1994
                                                -------  -------
Deferred tax liabilities:
 Net unrealized gains on available-for-
   sale securities                              $ 2,896  $   ---
 Pension costs                                    1,895    1,812
 FAS No. 91 net deferred costs                    2,264    2,324
 Other                                            1,791    1,784
                                                -------  -------
   Total deferred tax liabilities                 8,846    5,920
                                                -------  -------
Deferred tax assets:
 Net unrealized losses on available-for-sale
   securities                                       ---   21,009
 Provision for loan losses over charge-offs      11,285    9,417
 Other                                            1,620    1,592
                                                -------  -------
   Total deferred tax assets                     12,905   32,018
                                                -------  -------
   Net deferred tax assets                      $ 4,059  $26,098
                                                =======  =======

Income taxes varied from the amount computed at the statutory federal income tax rate as follows:

                                              1995              1994              1993
                                             -----             ------            ------
In Thousands                             Amount       %   Amount        %   Amount        %
                                        -------   -----   -------   -----   -------   -----
Federal income tax at statutory rate    $25,310   35.00   $22,858   35.00   $20,372   35.00
Add (deduct):
 State income taxes net of federal
   tax benefits                           1,388    1.92     1,865    2.85     2,352    4.04
 Non-taxable interest income             (3,700)  (5.12)   (3,586)  (5.49)   (3,457)  (5.94)
 Other items - net                          280     .39      (169)   (.25)     (465)   (.80)
                                        -------   -----   -------   -----   -------   -----
   Income taxes                         $23,278   32.19   $20,968   32.11   $18,802   32.30
                                        =======   =====   =======   =====   =======   =====

Income taxes (credits) applicable to securities gains (losses) for 1995, 1994 and 1993 which are included in the provision for income taxes were $89,000, $(194,000) and $90,000, respectively.

Note Q - Commitments and Contingent Liabilities

For purposes other than trading, the Company and its subsidiaries have various commitments and contingent liabilities, such as commitments to extend credit, letters of credit, guarantees and liability for assets held in trust, which arise in the normal course of business. Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Commercial letters of credit are issued to facilitate the purchase of foreign and domestic merchandise.

Both types of letters of credit have credit risk essentially the same as that involved in extending loans to customers and are subject to the bank's normal credit policies. Collateral primarily consists of securities, cash, receivables, inventory and equipment. It is obtained based on management's credit assessment of the customer. Management does not anticipate any significant losses as a result of these transactions.

The Company's maximum exposure to credit loss at December 31 was as follows:

In Thousands                      1995       1994
                                 --------  --------
Loan commitments                 $789,210  $635,440
Standby letters of credit        $ 20,792  $ 26,394
Commercial letters of credit     $  3,696  $  2,826

Interest rate agreements are designed to provide an exchange of interest payments computed on notional amounts that will offset all or part of any undesirable change in cash flows resulting from market rate changes on designated (hedged) transactions. The Company limits the credit risks of the interest rate agreements by initiating the transactions with counter parties with significant financial positions.

The Company's agreements modify the interest characteristics of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the financial statements.

The Company's broker-dealer subsidiary, for trading purposes, enters into transactions involving financial instruments with off-balance sheet risk in order to meet the financing and hedging needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include forward contracts, when issued contracts and options written. All such contracts are for United States Treasury, federal agency or municipal securities. These financial instruments involve varying degrees of credit and market risk. The contract amounts of those instruments reflect the extent of involvement in particular classes of financial instruments. Risks arise from the possible inability of counter parties to meet the terms of their contracts and from movements in securities' market values and interest rates. The extent of the Company's involvement in financial instruments with off-balance sheet risk as of

December 31, 1995, was as follows:

In Thousands                     1995      1994
                               --------  --------
Forward contracts:
 Commitments to purchase       $212,836  $ 28,798
 Commitments to sell           $217,847  $ 31,512
When issued contracts:
 Commitments to purchase       $ 10,388  $ 10,379
 Commitments to sell           $ 10,633  $ 12,926
Interest rate agreements
 (Notional amount)             $150,000  $100,000
Option contracts:
 Written option contracts      $  2,000  $ 92,000
 Purchased option contracts    $  2,000  $  1,000

The Company and its subsidiaries are involved in certain legal actions and claims arising in the ordinary course of business. Although the ultimate outcome cannot be ascertained at this time, it is the opinion of management (based on advice of legal counsel) that all litigation and claims should be resolved without material effect on the Company's financial position or results of operations.

Note R - National Commerce Bancorporation Financial Information (Patent Company
Only)

Balance Sheets
                                                                  December 31
                                                            ----------------------
In Thousands                                                  1995          1994
                                                            --------      --------
Assets
 Cash*                                                      $  2,261      $    852
 Investments in:
  Bank subsidiaries*                                         267,749       184,863
  Non-bank subsidiaries*                                      26,403        38,706
 Other                                                         1,606           896
                                                            --------      --------
       Total assets                                         $298,019      $225,317
                                                            ========      ========
Liabilities and Stockholders' Equity
 Accounts payable and accrued liabilities                   $  1,340      $    898
 Stockholders' equity                                        296,679       224,419
                                                            --------      --------
  Total liabilities and stockholders' equity                $298,019      $225,317
                                                            ========      ========

*Eliminated in consolidation.

Statements of Income

                                                                 Year Ended December 31
In Thousands                                                  1995          1994       1993
                                                            --------      --------   --------
Income:
 Dividends from bank and thrift subsidiaries*               $ 26,330      $ 32,938   $ 13,376
 Dividends from non-bank subsidiaries*                         2,500         3,500        ---
 Income from bank subsidiaries*                                  132           154        672
 Other                                                           ---           321        ---
                                                            --------      --------   --------
                                                              28,962        36,913     14,048
Expenses:
 Salaries and employee benefits                                   50            65         74
 Other                                                         2,138           774        561
                                                            ========      ========   ========
                                                               2,188           839        635
Income before income taxes (credits) and
 equity in undistributed earnings
 of subsidiaries                                              26,774        36,074     13,413
Income taxes (credits)                                          (808)         (142)        13
                                                            --------      --------   --------
                                                              27,582        36,216     13,400
Equity in undistributed net income of:
 Bank and thrift subsidiaries                                 15,653         6,066     20,241
 Non-bank subsidiaries                                         5,800         2,060      5,765
                                                            --------      --------   --------
  Net income                                                $ 49,035      $ 44,342   $ 39,406
                                                            ========      ========   ========

*Eliminated in consolidation.

Statements of Cash Flows

                                                                 Year Ended December 31
In Thousands                                                  1995          1994       1993
                                                            --------      --------   --------
Operating activities:
 Net income                                                 $ 49,035      $ 44,342   $ 39,406
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Undistributed earnings of subsidiaries                     (21,453)       (8,126)   (26,006)
  Decrease in other assets                                       522         1,914      2,592
  Increase (decrease) in liabilities                             442          (795)      (545)
                                                            --------      --------   --------
Net cash provided by operating
activities                                                    28,546        37,335     15,447
Investing activities:
 Investment in subsidiaries                                  (12,000)      (26,298)    (9,577)

Financing activities:
 Proceeds from exercise of stock options                       2,163         1,172      1,413
 Cash dividends paid                                         (17,300)      (15,183)   (13,394)
 Other                                                           ---            75        626
                                                            --------      --------   --------
  Net cash used in financing activities                      (15,137)      (13,936)   (11,355)
                                                            --------      --------   --------
  Increase (decrease) in cash                                  1,409        (2,899)    (5,485)
Cash at beginning of year                                        852         3,751      9,236
                                                            --------      --------   --------
  Cash at end of year                                       $  2,261      $    852   $  3,751
                                                            ========      ========   ========

Note S - Quarterly Results of Operations (Unaudited)

                                                                                Quarter
In Thousands, Except Per Share Data
                                                               First        Second      Third    Fourth
                                                            --------      --------   --------   -------
1995:
Interest income                                             $ 55,828      $ 57,042   $ 64,307   $69,288
Interest expense                                              28,031        28,669     32,987    36,753
Net interest income                                           27,797        28,373     31,320    32,535
Provision for loan losses                                      1,708         1,685      3,011     3,346
Other income                                                  12,455        14,430     13,310    13,445
Securities gains                                                  53           115         51         9
Other expenses                                                22,064        23,686     22,317    23,763
Income before income taxes                                    16,533        17,547     19,353    18,880
Income taxes                                                   5,313         5,684      6,587     5,694
Net income                                                  $ 11,220      $ 11,863   $ 12,766   $13,186
Net income per common share                                     $.45          $.47       $.51      $.52

1994:
Interest income                                             $ 43,685      $ 46,993   $ 50,166   $54,276
Interest expense                                              17,438        19,289     22,573    25,799
Net interest income                                           26,247        27,704     27,593    28,477
Provision for loan losses                                      1,661         2,399      1,554     1,463
Other income                                                  11,343        12,801     12,745    13,549
Securities gains (losses)                                        335            34        ---      (867)
Other expenses                                                21,131        21,875     21,895    22,673
Income before income taxes                                    15,133        16,265     16,889    17,023
Income taxes                                                   4,978         5,495      5,621     4,874
Net income                                                  $ 10,155      $ 10,770   $ 11,268   $12,149
Net income per common share                                     $.41          $.43       $.45      $.48

                                      82

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
National Commerce Bancorporation

We have audited the accompanying consolidated balance sheets of National Commerce Bancorporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Commerce Bancorporation and Subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes A, O and P to the consolidated financial statements, the Company changed its methods of accounting for certain securities, postretirement benefits other than pensions and income taxes in the year ended December 31, 1993.




Memphis, Tennessee
February 5, 1996