Form 10-K, Exhibit 13
period 1996-12-31
NATIONAL COMMERCE BANCORPORATION
filed 1997-03-19
CIK 101844

Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this discussion is to focus on important factors affecting the Company's financial condition and results of operations. Reference should be made to the consolidated financial statements (including the notes thereto), the selected financial data and other consolidated financial statements presented elsewhere in this report for an understanding of the following discussion and analysis. In this discussion, net interest income and net interest margin are presented on a fully taxable equivalent basis. All per share data is adjusted to reflect all stock dividends and stock splits declared through December 31, 1996.

RESULTS OF OPERATIONS

For the year ended December 31, 1996, net income totaled $57,513,000, a $8,478,000 or 17.3 percent increase over 1995 net income of $49,035,000. Net income increased by $4,693,000 or 10.6 percent in 1995. Earnings per share were $2.30 in 1996, compared to $1.94 in 1995 and $1.77 in 1994. For 1996, return on average assets was 1.51 percent, compared to 1.53 percent in 1995 and 1.56 percent in 1994. Return on average equity (excluding unrealized gains or losses on investment securities) was 19.44 percent in 1996, compared to 18.00 percent in 1995 and 18.48 percent in 1994.

Net interest income, the difference between interest earned on loans and investments and interest paid on interest-bearing liabilities, increased by $14,830,000 or 11.8 percent in 1996 and increased by $9,975,000 or 8.6 percent in 1995. The increase in 1996 reflects a $39,491,000 or 15.7 percent increase in interest income, and a $24,661,000 or 19.5 percent increase in total interest expense. The increase in interest income was the result of a $412,386,000 or
24.0 percent increase in average loans and a $156,147,000 or 12.4 percent increase in average securities, partially offset by a decrease in the average yield on earning assets from 8.31 percent in 1995 to 8.08 percent in 1996. The increased volume of average earning assets (partially funded by an increase of $36,421,000 in average non-interest-bearing liabilities, net of non-interest-earning assets) positively impacted interest income by approximately $48 million, while the decreased yield on average earning assets negatively impacted interest income by approximately $9 million. Interest expense increased in 1996, reflecting a $540,659,000 or 20.6 percent increase in average outstanding interest-bearing liabilities, partially offset by a decrease in the cost of interest-bearing liabilities from 4.83 percent in 1995 to 4.78 percent in 1996. The decrease in the rate paid on interest-bearing liabilities positively affected interest expense by approximately $2 million and the increase in average outstandings negatively affected interest expense by approximately $26 million. The 1995 increase in net interest income was primarily the result of an increase in earning assets and an increase of $36 million in average non-interest-bearing liabilities, net of non-interest-earning assets. The net interest margin (taxable equivalent net interest income as a percentage of average earning assets) was 3.89 percent in 1996, compared to 4.14 percent in 1995 and 4.33 percent in 1994. The yield on earning assets was 8.08 percent in 1996, compared to 8.31 percent in 1995 and 7.51 percent in 1994. The cost of interest-bearing liabilities was 4.78 in 1996, compared to 4.83 percent in 1995 and 3.71 percent in 1994.

The Company's provision for loan losses was $14,134,000 for 1996, compared to $9,750,000 for 1995 and $7,077,000 for 1994. The 1996 provision was primarily the result of loan growth. Net loan charge-offs were $7,515,000 (.35 percent of average loans, net of unearned discounts) in 1996, compared to $5,050,000 (.29 percent of average loans) in 1995 and $4,234,000 (.28 percent of average loans) in 1994.

The allowance for loan losses at December 31, 1996, was $35,514,000 or 1.51 percent of loans, net of unearned discounts, compared to $29,010,000 or 1.50 percent of net loans at December 31, 1995, and $24,310,000 or 1.53 percent of net loans at December 31, 1994.

Following is a comparison of non-earning assets and loans past due 90 days or more for the years ended December 31, 1996, 1995 and 1994:


In Thousands                  1996     1995     1994
Non-accrual loans            $    -   $    -   $    -
Renegotiated loans                -        -        -
Other real estate owned           -       30       61
                             ------   ------   ------

Total non-earning assets     $    -   $   30   $   61
                             ======   ======   ======
Accruing loans past due
  90 days or more            $3,482   $3,252   $2,432
Percentage of total loans      0.15%    0.17%    0.15%


At December 31, 1996, there were no non-performing assets. At December 31, 1995, the allowance for loan losses was 967 times non-performing assets, compared to 399 times at December 31, 1994. Based on the regulatory definition, the Company has no "Highly Leveraged Transactions" (HLTs). The Company also has no loans involving syndicated leveraged buyouts (LBOs). Management believes that the allowance for loan losses is adequate to provide for inherent losses in the loan portfolio.

Non-interest income (excluding securities gains or losses) increased $17,286,000 or 32.2 percent in 1996. The Company's broker-dealer revenue increased $239,000 or 2.4 percent and mortgage banking origination revenue increased $1,288,000 or
96.8 percent, reflecting current market conditions. Also included in non-interest income was a pre-tax gain of $2,900,000 relating to the sale of certain assets, primarily loans, of the Company's Commerce Finance subsidiary, and a pre-tax gain of $3,000,000 relating to bank premises transactions. All other sources of non-interest income, including trust service income, service charge income, fuel card processing income and in-store banking licensing income increased a net of $9,859,000 or 23.2 percent. Securities gains totaled $3,000 in 1996, compared to $228,000 in 1995. Non-interest income (excluding securities gains or losses) increased by $3,202,000 or 6.3 percent in 1995, primarily as a result of decreases in broker-dealer revenue and mortgage banking origination revenue, partially offset by increases in trust service income, service charges on deposit accounts and in-store banking licensing income.

Non-interest expenses (excluding the provision for loan losses) increased by $13,339,000 or 14.5 percent in 1996, primarily reflecting increased employment and other expenses relating to new products and locations, and increased promotional expenses of new loan and deposit gathering campaigns. Total non-interest expenses increased by $4,256,000 or 4.9 percent in 1995, primarily the result of increases related to the new automobile indirect lending and corporate cash management businesses, start-up expenses at the Company's North Carolina operation of NBC Bank, FSB (Knoxville), full year expenses at the Company's Virginia operation of NBC Bank, FSB (Belzoni) and Commerce Finance Company, the Company's consumer finance subsidiary. The reduction in FDIC assessment was a result of refunds and reduced premiums in 1995 due to a change in rate schedules.

FINANCIAL CONDITION

The Company functions as a financial intermediary, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The following comparison of daily average balances indicates how the Company has managed its sources and uses of funds:

SOURCES AND USES OF FUNDS TRENDS

                                                              1995-1996                          1994-1995
                                          1996                 Increase      1995                 Increase      1994
                                        AVERAGE               (Decrease)   Average               (Decrease)   Average
In Thousands                            BALANCE     Amount        %        Balance     Amount        %        Balance
                                       ----------  ---------  ----------  ----------  ---------  ----------  ----------
FUNDING USES
Interest-earning assets:
      Loans, net of unearned
        discounts                      $2,130,810  $412,386        24.0%  $1,718,424  $212,708        14.1%  $1,505,716
      Securities:
          Taxable                       1,267,535   167,196        15.2    1,100,339   142,454        14.9      957,885
          Non-taxable                     143,706   (11,049)       (7.1)     154,755     7,002         4.7      147,753
      Trading account securities           29,157    10,439        55.8       18,718    (6,185)      (24.8)      24,903
      Federal funds sold and
        securities purchased under
        agreements to resell               23,388    (1,995)       (7.9)      25,383     7,365        40.9       18,018
      Time deposits in banks               16,984       103         0.6       16,881    (1,926)      (10.2)      18,807
                                       ----------  --------               ----------  --------               ----------
Total interest-earning assets           3,611,580   577,080        19.0    3,034,500   361,418        13.5    2,673,082
      Other uses                          200,534    20,743        11.5      179,791     7,738         4.5      172,053
                                       ----------  --------               ----------  --------               ----------
          Total funding uses           $3,812,114  $597,823        18.6%  $3,214,291  $369,156        13.0%  $2,845,135
                                       ==========  ========               ==========  ========               ==========

FUNDING SOURCES
Interest-bearing liabilities:
      Interest-bearing deposits        $2,346,570  $291,761        14.2%  $2,054,809  $294,720        16.7%  $1,760,089
      Federal funds purchased and
        securities sold under
        agreements to repurchase          336,727    72,513        27.4      264,214      (977)       (0.4)     265,191
      Other borrowed funds and
        long-term debt                    477,600   176,385        58.6      301,215    32,706        12.2      268,509
                                       ----------  --------               ----------  --------               ----------
Total interest-bearing liabilities      3,160,897   540,659        20.6    2,620,238   326,449        14.2    2,293,789
      Non-interest-bearing deposits       305,989    21,245         7.5      284,744     2,276         0.8      282,468
      Stockholders' equity                295,826    23,349         8.6      272,477    32,574        13.6      239,903
      Other sources                        49,402    12,570        34.1       36,832     7,857        27.1       28,975
                                       ----------  --------               ----------  --------               ----------
          Total funding sources        $3,812,114  $597,823        18.6%  $3,214,291  $369,156        13.0%  $2,845,135
                                       ==========  ========               ==========  ========               ==========

Average loans, the largest use of funds, increased $412 million or 24.0 percent in 1996 and $213 million or 14.1 percent in 1995. Increases in consumer loans, real estate construction and mortgage loans and commercial loans were the primary reasons for the increases in 1996, and increases in real estate mortgage loans and consumer loans were the primary reasons for the 1995 loan increase. For 1996 the growth in all loan categories reflects increased demand and consumer loan promotions. The 1995 growth in real estate mortgage loans reflects growth in first mortgage refinancing loans. The growth in consumer loans reflects increased indirect installment loan activity in both years.

Total securities (excluding the trading account), another major use of funds, increased by $156 million or 12.4 percent in 1996. Taxable securities increased by $167 million or 15.2 percent, reflecting increases in both fixed and variable rate federal agency securities. Non-taxable securities decreased by $11 million or 7.1 percent, reflecting decreased investment in bank-qualified municipal investments. Total securities increased by $149 million or 13.5 percent in 1995. The 1995 increase reflects increases in both fixed- and variable-rate federal agency securities and non-taxable securities. The Company accounts for securities in accordance with Financial Accounting Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires an adjustment of the securities portfolio to market value for those designated as available for sale, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. This year-end adjustment increased the securities portfolio by $2.0 million and increased stockholders' equity by $1.2 million at December 31, 1996, and increased the securities portfolio by $7.4 million and increased stockholders' equity by $4.5 million at December 31, 1995.

Trading account securities increased by $10 million or 55.8 percent in 1996 and decreased by $6 million or 24.8 percent in 1995. These changes are a result of trading inventory levels needed by NBC Capital Markets Group, Inc.

Federal funds sold and securities purchased under agreements to resell decreased by $2 million or 7.9 percent in 1996, and increased by $7 million or 40.9 percent in 1995, representing excess funds not otherwise employed in loans or investment securities.

Time deposits in other banks increased by $103,000 or 0.6 percent in 1996, and decreased by $2 million or 10.2 percent in 1995. This is a readily manageable asset and balances are maintained at levels which are based on operating needs.

Total interest-earning assets increased by $577 million or 19.0 percent in 1996, compared to an increase of $361 million or 13.5 percent in 1995. As described below, the growth in 1996 and 1995 was funded primarily by increases in interest-bearing deposits, other borrowed funds and stockholders' equity in 1996 and 1995.

Total average deposits increased by $313 million or 13.4 percent in 1996, compared to an increase of $297 million or 14.5 percent in 1995. Total interest-bearing deposits increased $292 million or 14.2 percent and total non-interest-bearing deposits increased $21 million or 7.5 percent in 1996, reflecting current market trends, compared to an increase of $295 million or
16.7 percent in interest-bearing deposits and an increase of $2 million or 0.8 percent in non-interest-bearing deposits in 1995.

Federal funds purchased and securities sold under agreements to repurchase increased $73 million or 27.4 percent in 1996, compared to a decrease of $1 million or 0.4 percent in 1995. These changes were primarily the result of the availability of overnight funds purchased from downstream correspondent banks.

Other borrowed funds, primarily Federal Home Loan Bank advances and bank notes, increased $176 million or 58.6 percent in 1996, compared to an increase of $33 million or 12.2 percent in 1995. Approximately $54 million of this increase was due to a new program of floating rate bank notes issued through the Company's banking subsidiary National Bank of Commerce. These advances and notes are partially the result of asset/liability management decisions matching certain earning assets (first mortgage and consumer installment loans) against these advances at positive rate spreads.

For 1997, the Company anticipates loan demand and deposit growth similar to that which occurred in 1996 due to expansion in existing Tennessee markets and continued expansion into Virginia, North Carolina, Mississippi and Georgia. Above normal operating expense increases are expected in the Company's thrift subsidiaries due to planned continued expansion. However, the Company expects continued back-office expense control and continued increases in non-interest income. The resulting pre-tax income should be sufficient to realize the benefits of the Company's deferred tax assets referenced in Note P.

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

Cash and bank balances, federal funds sold, trading account securities and securities available for sale are the principal sources of short-term asset liquidity. Other sources of short-term liquidity include federal funds purchased and repurchase agreements, credit lines with other banks and borrowings from the Federal Home Loan Bank. Maturing loans and securities are the principal sources of long-term asset liquidity. Automobile, home equity and credit card loans are secondary liquidity sources as a result of active securitizations based on these products.

Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the Prime rate are much more interest rate sensitive than long-term, fixed-rate securities and fixed-rate loans. Similarly, time deposits of $100,000 and over and money market certificates and accounts are much more interest rate sensitive than savings accounts. The shorter term interest rate sensitivities are the key to measurement of the interest sensitivity gap, or difference between interest-sensitive-earning assets or interest-sensitive-bearing liabilities or vice versa. Trying to minimize this gap is a continual challenge in a changing interest rate environment and one of the objectives of the Company's asset/liability management strategy. Company policy states that the six-month cumulative gap shall be no more than 12 percent of total assets and the one-year cumulative gap, no more than 15 percent. At year-end 1996, both six-month and one-year cumulative gaps were within these parameters.

CAPITAL RESOURCES

Total average assets increased by 18.6 percent in 1996, 13.0 percent in 1995 and
19.2 percent in 1994. Correspondingly, total average equity capital increased by 8.6 percent in 1996, 13.6 percent in 1995 and 13.7 percent in 1994.

The percentage of average equity capital to average assets was 7.76 percent in 1996, 8.48 percent in 1995 and 8.43 percent in 1994. The internal capital growth rate was 12.89 percent in 1996, 11.65 percent in 1995 and 12.16 percent in 1994. These growth rates are the result of a return on average equity of
19.44 percent in 1996, 18.00 percent in 1995 and 18.48 percent in 1994. The capital ratios were reduced due to utilization of excess capital for a stock repurchase program which was authorized in 1996 for 2,000,000 shares over two years. During 1996, 1,024,928 shares of common stock were repurchased at a cost of $30,581,000.

The Company's management plans to continue its efforts to increase the return on average equity while maintaining a consistent dividend ratio in order to achieve continued internal capital growth.

The Company accounts for securities in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This results in an increase of $1.2 million to 1996 year-end stockholders' equity and an increase of $4.5 million to 1995 year-end stockholders' equity.

The following ratios in the table on selected capital information do not include the effect of FAS No. 115 on Tier 1 capital, total capital or total risk-weighted assets.

At December 31, 1996, the Company did not have any material commitments which would require an expenditure of capital funds. However, there are regulatory constraints placed on the Company's capital. The FDIC Improvement Act (FDICIA), effective December 19, 1992, established capital levels for the five capital categories created by the law. These capital categories range from the highest category, well-capitalized institutions, to the lowest category, critically under-capitalized institutions. The federal banking regulatory agencies each issued substantially the same regulations on a joint basis to establish a uniform approach to the capital categories and supervisory procedures. Well-capitalized institutions are required to maintain a total capital to risk-weighted assets ratio of at least 10 percent, a Tier 1 capital to risk-weighted assets ratio of at least 6 percent and a Tier 1 capital to total assets (leverage ratio) of at least 5 percent. As indicated in the table of selected capital information, the Company and its banking subsidiaries exceeded all minimum required capital ratios for well-capitalized institutions at December 31, 1996.


SELECTED CAPITAL INFORMATION
                                                December 31
                                          ------------------------
In Thousands                                 1996         1995
                                          -----------  -----------
Capital:
Stockholders' equity                      $  313,329   $  296,679
Less:
  Unrealized gains on
    securities, net of taxes                   1,230        4,527
  Goodwill and other deductions                4,118            9
                                          ----------   ----------
    Tier 1 capital                           307,981      292,143
Qualifying allowance for loan losses          34,847       29,010
                                          ----------   ----------
    Total capital                         $  342,828   $  321,153
                                          ==========   ==========
Total risk-weighted assets                $2,787,088   $2,374,668
                                          ==========   ==========

Ratios:
Total capital to risk-weighted assets          12.30%       13.52%
Tier 1 capital to risk-weighted assets         11.05        12.30
Tier 1 capital to total assets
  (leverage ratio)                              7.33         7.91
Average equity to assets                        7.76         8.48


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

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. As discussed previously, management's strategy is to attempt to maintain an essentially balanced position between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

CONSOLIDATED BALANCE SHEETS
National Commerce Bancorporation and Subsidiaries

                                                                                        December 31
                                                                                   ----------------------
Dollar Amounts in Thousands                                                           1996        1995
                                                                                   ----------  ----------
ASSETS
Cash and cash equivalents:
Interest-bearing deposits with other banks                                         $   17,789  $   16,660
  Cash and non-interest-bearing deposits                                              164,894     144,166
  Federal funds sold and securities purchased under agreements to resell               13,219     226,929
                                                                                   ----------  ----------
    Total cash and cash equivalents                                                   195,902     387,755
Available-for-sale securities (amortized cost - $699,314 at December 31, 1996,
 $509,759 at December 31, 1995)                                                       700,775     516,623
Held-to-maturity securities (market value - $804,690 at December 31, 1996, and
 $765,142 at December 31, 1995)                                                       817,124     762,023
Trading account securities                                                             31,812      20,159
Loans, net of unearned discounts                                                    2,347,973   1,931,213
   Less allowance for loan losses                                                      35,514      29,010
                                                                                   ----------  ----------
    Net loans                                                                       2,312,459   1,902,203
Premises and equipment, net                                                            21,799      18,382
Broker/dealer customer receivables                                                     11,699      13,444
Other assets                                                                          108,839      74,453
                                                                                   ----------  ----------
    Total assets                                                                   $4,200,409  $3,695,042
                                                                                   ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
 Non-interest-bearing                                                              $  352,676  $  331,436
 Interest-bearing                                                                   2,623,754   2,243,334
                                                                                   ----------  ----------
   Total deposits                                                                   2,976,430   2,574,770
Federal funds purchased and securities sold under agreements to repurchase            298,410     404,746
Broker/dealer customer payables                                                         1,002       1,271
Accounts payable and accrued liabilities                                               59,064      38,396
Federal Home Loan Bank advances                                                       396,109     372,799
Long-term debt                                                                        156,065       6,381
                                                                                   ----------  ----------
    Total liabilities                                                               3,887,080   3,398,363
STOCKHOLDERS' EQUITY
Preferred stock, no par value -- authorized 5,000,000 shares, none issued
Common stock, par value $2 per share - authorized 75,000,000 shares, issued and
 outstanding 24,385,202 in 1996 and 24,834,581 shares in 1995                          48,770      49,669
Additional paid-in capital                                                             61,763      80,605
Retained earnings                                                                     201,566     161,878
Unrealized gains on securities, net of taxes                                            1,230       4,527
                                                                                   ----------  ----------
    Total stockholders' equity                                                        313,329     296,679
    Total liabilities and stockholders' equity                                     $4,200,409  $3,695,042

See notes to consolidated financial statements



CONSOLIDATED STATEMENTS OF INCOME
National Commerce Bancorporation and Subsidiaries
                                                            Year Ended December 31
                                                         ----------------------------
In Thousands, Except Per Share Amounts                     1996      1995      1994
                                                         --------  --------  --------
INTEREST INCOME
Loans                                                    $190,879  $159,816  $128,297
Securities:
 Taxable                                                   83,797    74,365    54,836
 Non-taxable                                                7,765     8,556     8,982
                                                         --------  --------  --------
                                                           91,562    82,921    63,818

Trading account securities                                  1,777     1,240     1,471
Other                                                       2,349     2,488     1,534
                                                         --------  --------  --------
  Total interest income                                   286,567   246,465   195,120
                                                         --------  --------  --------
INTEREST EXPENSE
Deposits                                                  107,965    96,691    63,080
Short-term borrowings                                      16,546    13,482     9,737
Federal Home Loan Bank advances                            23,025    15,809    11,883
Long-term debt                                              3,565       458       399
                                                         --------  --------  --------
  Total interest expense                                  151,101   126,440    85,099
                                                         --------  --------  --------
  Net interest income                                     135,466   120,025   110,021
Provision for loan losses                                  14,134     9,750     7,077
                                                         --------  --------  --------
  Net interest income after provision for loan losses     121,332   110,275   102,944
                                                         --------  --------  --------
OTHER INCOME
Trust service income                                        8,719     8,296     7,967
Service charges on deposits                                14,292    13,519    14,359
Other service charges and fees                             10,902     5,264     4,386
Broker/dealer revenue                                      10,079     9,840    10,213
Investment securities gains (losses)                            3       228      (498)
Other                                                      26,934    16,721    13,513
                                                         --------  --------  --------
  Total other income                                       70,929    53,868    49,940
                                                         --------  --------  --------
OTHER EXPENSES
Salaries and employee benefits                             48,468    40,935    39,114
Occupancy expense                                           8,517     8,665     7,447
Furniture and equipment expense                             3,848     3,510     3,301
FDIC assessment                                               431     2,725     4,375
Other                                                      43,905    35,995    33,337
                                                         --------  --------  --------
  Total other expenses                                    105,169    91,830    87,574
                                                         --------  --------  --------
Income before income taxes                                 87,092    72,313    65,310
Income taxes                                               29,579    23,278    20,968
                                                         --------  --------  --------
  Net income                                             $ 57,513  $ 49,035  $ 44,342
                                                         ========  ========  ========
Net income per common share                                 $2.30     $1.94     $1.77
Weighted average shares outstanding                        25,049    25,249    25,051

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
National Commerce Bancorporation and Subsidiaries
                                                                               For Year Ended December 31
                                                                           ----------------------------------
In Thousands                                                                  1996        1995        1994
                                                                           ----------  ----------  ----------
OPERATING ACTIVITIES
Net income                                                                 $  57,513   $  49,035   $  44,342
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Provision for loan losses                                                   14,134       9,750       7,077
  Provision for depreciation and amortization                                  3,227       4,249       3,359
  Amortization of securities premiums and (accretion of discounts), net           11        (460)        409
  Deferred income taxes                                                       (1,079)     (1,866)     (1,008)
  (Increase) decrease in trading account securities                          (11,653)     (6,652)     49,617
  Realized securities (gains) losses                                              (3)       (228)        498
  (Increase) decrease in broker/dealer customer receivables                    1,745     (12,314)     22,515
  Increase (decrease) in interest receivable                                   1,838      (5,532)     (4,438)
  Increase in other assets                                                   (28,429)     (6,363)     (5,673)
  Increase (decrease) in broker/dealer customer payables                        (269)        872     (13,219)
  Increase (decrease) in interest payable                                       (315)     10,907       2,044
  Increase in accounts payable and accrued liabilities                        23,388       2,368         417
                                                                           ---------   ---------   ---------
   Net cash provided by operating activities                                  60,108      43,766     105,940
INVESTING ACTIVITIES
Available-for-sale securities:
  Proceeds from maturities of securities                                      78,456     101,157     213,724
  Proceeds from sales of securities                                          289,492     512,112      82,936
  Purchases of securities                                                   (557,647)   (276,553)   (283,964)
Held-to-maturity securities:
  Purchases of securities                                                   (149,707)   (406,827)   (266,452)
  Proceeds from maturities of securities                                      94,738       9,731         ---
Net increase in loans                                                       (422,848)   (343,718)   (200,785)
Purchases of premises and equipment                                           (6,644)     (4,455)     (5,306)
                                                                           ---------   ---------   ---------
   Net cash used in investing activities                                    (674,160)   (408,553)   (459,847)
FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts, and savings accounts          249,372      66,154     257,162
Net increase (decrease) in certificates of deposit                           152,288     354,226     (22,413)
Net increase (decrease) in federal funds purchased and securities
 sold under agreements to repurchase                                        (106,336)    129,610      27,605
Net increase in Federal Home Loan Bank advances                               23,310      51,258     151,516
Net proceeds from issuance of bank notes                                     149,684         ---         ---
Proceeds from exercise of stock options                                        3,829       2,163       1,172
Cash dividends                                                               (19,367)    (17,300)    (15,183)
Other                                                                            ---          (2)         85
Repurchase of common stock                                                   (30,581)        ---         ---
                                                                           ---------   ---------   ---------
   Net cash provided by financing activities                                 422,805     586,109     399,944
                                                                           ---------   ---------   ---------
   Increase (decrease) in cash and cash equivalents                         (191,853)    221,322      46,037
   Cash and cash equivalents at beginning of year                            387,755     166,433     120,396
                                                                           ---------   ---------   ---------
   Cash and cash equivalents at end of year                                $ 195,902   $ 387,755   $ 166,433
                                                                           =========   =========   =========

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
National Commerce Bancorporation and Subsidiaries
                                                                                                         Unrealized
                                                                                   Additional            Securities
                                                             Number of    Common    Paid-in   Retained     Gains
Dollar Amounts in Thousands                                   Shares      Stock     Capital   Earnings    (Losses)    Total
                                                            -----------  --------  ---------  ---------  ---------  ---------
Balance at January 1, 1994                                  24,392,581   $48,785   $ 76,383   $100,825   $  9,084   $235,077
Add (deduct):
       Net income                                                                               44,342                44,342
       Common stock issued upon
        exercise of stock options                              128,066       256        916                            1,172
       Cash dividends declared ($.62 per share)                                                (15,183)              (15,183)
       Tax benefit of stock options exercised                                           459                              459
       Change in unrealized gain on
        available-for-sale securities,
        net of taxes                                                                                      (41,948)   (41,948)
       Other                                                    26,474        53         27        420                   500
                                                            ----------   -------   --------   --------   --------   --------
Balance at December 31, 1994                                24,547,121    49,094     77,785    130,404    (32,864)   224,419
Add (deduct):
       Net income                                                                               49,035                49,035
       Common stock issued upon
        exercise of stock options                              287,460       575      1,588                            2,163
       Cash dividends declared ($.70 per share)                                                (17,300)              (17,300)
       Tax benefit of stock options exercised                                         1,232                            1,232
       Change in unrealized losses on
        available-for-sale securities,
        net of taxes                                                                                       37,391     37,391
       Other                                                                           (261)                            (261)
                                                            ----------   -------   --------   --------   --------   --------
Balance at December 31, 1995                                24,834,581    49,669     80,605    161,878      4,527    296,679

Add (deduct):
       Net income                                                                               57,513                57,513
       Common stock issued upon
        exercise of stock options                              346,433       693      3,136                            3,829
       Cash dividends declared ($.79 per share)                                                (19,367)              (19,367)
       Tax benefit of stock options exercised                                         2,405                            2,405
       Change in unrealized gain on
        available-for-sale securities,
        net of taxes                                                                                       (3,297)    (3,297)
       Shares repurchased/canceled                          (1,024,928)   (2,050)   (28,531)                         (30,581)
       Common  stock  issued for acquisitions                  229,116       458      4,148                            4,606
       Other                                                                                     1,542                 1,542
                                                            ----------   -------   --------   --------   --------   --------
Balance at December 31, 1996                                24,385,202   $48,770   $ 61,763   $201,566   $  1,230   $313,329
                                                            ==========   =======   ========   ========   ========   ========


See notes to consolidated financial statements.

Notes To Consolidated Financial Statements
National Commerce Bancorporation and Subsidiaries
December 31, 1996

Note A - Significant Accounting Policies

Consolidation The consolidated financial statements include the accounts of National Commerce Bancorporation and its subsidiaries (the Company). The consolidated group provides financial services principally to domestic markets. All significant intercompany transactions have been eliminated in consolidation.

Securities In accordance with Financial Accounting Statement (FAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," securities available for sale are carried at market. The amortized cost of debt securities classified as available for sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Unrealized gains or losses on these securities are included in stockholders' equity net of tax. Securities which the Company intends to hold until maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Trading account securities consist of securities inventories held for the purpose of brokerage activities and are carried at market. Trading account income includes the effects of adjustments to market values. The adjusted cost of the specific securities sold is used to compute gains or losses on the sale of securities.

Interest Rate Swaps Net interest received or paid on an interest rate agreement that is a hedge against interest rate risks is recognized over the life of the contract as an adjustment to interest income (expense) of the hedged financial instrument.

Interest Income Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Generally, the accrual of income is discontinued when the full collection of principal or interest is in doubt or when the payment of principal or interest has become contractually 90 days past due unless the obligation is both well secured and in the process of collection. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses.

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

During 1996, 1995 and 1994, interest paid was $151,416,000, $115,533,000 and
$83,055,000, respectively. During 1996, 1995 and 1994, income taxes paid were $27,385,000, $25,329,000 and $23,294,000, respectively.

Reclassification Certain account reclassifications have been made to the 1995 and 1994 financial statements to conform with the 1996 presentation, none of which are material.

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

Recent Accounting Pronouncement Issued in June 1996, FAS Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides new accounting and reporting standards for sales, securitizations and servicing of receivables and other financial assets and extinguishments of liabilities. The provisions of the Statement are to be applied to transactions occurring after December 31, 1996, even for transfers of assets pursuant to securitization transactions that previously were established. The Company does not believe that the adoption of this Statement will have a material effect on its consolidated financial condition or results of operations.

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

                                                 December 31, 1996
In Thousands                                Carrying Amount  Fair Value
                                            ---------------  -----------
Financial assets:
Cash and cash equivalents                        $  195,902  $  195,902
Available-for-sale securities                    $  700,775  $  700,775
Held-to-maturity securities                      $  817,124  $  804,690
Trading account securities                       $   31,812  $   31,812
Net loans                                        $2,312,459  $2,359,914

Financial liabilities:
Deposits                                         $2,976,430  $2,975,952
Federal funds purchased                          $  298,410  $  298,410
Federal Home Loan Bank advances
  and long-term debt                             $  552,174  $  534,480

Off-balance sheet financial instruments:
Interest rate swaps in net receivable
  position (loss)                                       ---         ---


                                                 December 31, 1996
In Thousands                                Carrying Amount  Fair Value
                                            ---------------  -----------
Financial assets:
Cash and cash equivalents                        $  387,755  $  387,755
Available-for-sale securities                    $  516,623  $  516,623
Held-to-maturity securities                      $  762,023  $  765,142
Trading account securities                       $   20,159  $   20,159
Net loans                                        $1,902,203  $1,958,071

Financial liabilities:
Deposits                                         $2,574,770  $2,578,229
Federal funds purchased                          $  404,746  $  404,746
Federal Home Loan Bank advances
  and long-term debt                             $  379,180  $  409,045

Off-balance sheet financial instruments:
Interest rate swaps in net payable
  position (loss)                                $       13  $     (116)

Note C - Restrictions on Cash and Due From Banks

The Company's lead bank subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amounts of those reserve balances for the years ended December 31, 1996 and 1995, were approximately $4,262,000 and $9,665,000, respectively.

NOTE D - Securities

The following is a summary of available-for-sale securities and held-to-maturity securities:

                                              December 31, 1996
                                ----------------------------------------------
                                         Available-for-sale Securities
                                             Gross        Gross
                                Amortized  Unrealized  Unrealized   Estimated
In Thousands                      Cost       Gains       Losses     Fair Value
                                ---------  ----------  -----------  ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                $521,357      $  776    $ (2,215)    $519,918
Obligations of states and
 political subdivisions            67,872       1,347        (297)      68,922
Mortgage-backed securities         61,334       2,104         ---       63,438
                                 --------      ------    --------     --------
Total debt securities             650,563       4,227      (2,512)     652,278
Equity securities                  48,751         ---        (254)      48,497
                                 --------      ------    --------     --------
  Total                          $699,314      $4,227    $ (2,766)    $700,775
                                 ========      ======    ========     ========


                                               December 31, 1996
                                 ---------------------------------------------
                                           Held-to-maturity Securities
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized    Estimated
In Thousands                       Cost       Gains      Losses     Fair Value
                                ---------  ----------  -----------  ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                $ 48,300         ---    $ (1,404)    $ 46,896
Obligations of states and
 political subdivisions            71,789       2,595        (201)      74,183
Other asset-based securities      107,537         ---        (716)     106,821
Mortgage-backed securities        588,942         799     (12,951)     576,790
                                 --------      ------    --------     --------
 Total                           $816,568      $3,394    $(15,272)    $804,690
                                 ========      ======    ========     ========

On December 27, 1995, the Company reclassified securities with an amortized cost of $415,469,000 (market value $418,061,000) from held to maturity to available for sale. The Company also reclassified securities with an amortized cost of $495,870,000 (market value $496,429,000) from available for sale to held to maturity. The reclassification was made pursuant to a reassessment of the securities portfolio based on the Financial Accounting Standards Board "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions in the special report, the Company was allowed a one-time reclassification of the securities portfolio between the special report date of November 15, 1995, and December 31, 1995. There were no sales of held-to-maturity securities in 1996 or 1995. At December 31, 1995, the net unrealized gain on the securities reclassified was $559,000. Consistent with the requirements of FAS No. 115, the write-ups (downs) on the reclassified securities are being accreted back to the amortized cost of each specific security based upon its estimated average life. At December 31, 1996, the net unrealized gain on the securities reclassified on December 27, 1995, was $556,000.

                                              December 31, 1995
                                ----------------------------------------------
                                        Available-for-sale Securities
                                             Gross        Gross
                                Amortized  Unrealized  Unrealized   Estimated
In Thousands                      Cost       Gains       Losses     Fair Value
                                ---------  ----------  -----------  ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                $114,624      $  661     $   ---     $115,285
Obligations of states and
 political subdivisions            78,100       1,955        (289)      79,766
Mortgage-backed securities        281,098       5,592      (1,045)     285,645
                                 --------      ------     -------     --------
Total debt securities             473,822       8,208      (1,334)     480,696
Equity securities                  35,937         ---         (10)      35,927
                                 --------      ------     -------     --------
  Total                          $509,759      $8,208     $(1,344)    $516,623
                                 ========      ======     =======     ========


                                              December 31, 1995
                                ----------------------------------------------
                                         Held-to-maturity Securities
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized    Estimated
In Thousands                       Cost       Gains      Losses     Fair Value
                                ---------  ----------  -----------  ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                $131,289      $  270     $   ---     $131,559
Obligations of states and
 political subdivisions            71,722       3,035        (283)      74,474
Mortgage-backed securities        512,222       3,082      (2,466)     512,838
Total debt securities             715,233       6,387      (2,749)     718,871
Equity securities                  46,231          40         ---       46,271
                                 --------      ------     -------     --------
  Total                          $761,464      $6,427     $(2,749)    $765,142
                                 ========      ======     =======     ========

The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                           December 31, 1996
                                          Available-for-sale
                                              Securities
                                         ---------------------
                                         Amortized  Estimated
In Thousands                               Cost     Fair Value
                                         ---------  ----------
Due in one year or less                   $ 11,845    $ 11,920
Due after one year through five years      241,978     242,878
Due after five years through 10 years      332,856     331,285
Due after 10 years                           2,550       2,758
                                          --------    --------
                                           589,229     588,841
Mortgage-backed securities                  61,334      63,437
Equity securities                           48,751      48,497
                                          --------    --------
  Total                                   $699,314    $700,775
                                          ========    ========



                                           December 31, 1996
                                            Held-to-maturity
                                              Securities
                                          --------------------
                                         Amortized  Estimated
In Thousands                                  Cost  Fair Value
                                         ---------  ----------
Due in one year or less                   $    200    $    200
Due after one year through five years        3,521       3,480
Due after five years through 10 years       69,364      68,429
Due after 10 years                         154,541     155,791
                                          --------    --------
                                           227,626     227,900
Mortgage-backed securities                 588,942     576,790
                                          --------    --------
 Total                                    $816,568    $804,690
                                          ========    ========

The amortized cost of securities pledged to secure repurchase agreements and government, public and trust deposits was $992,773,000 and $915,854,000 at December 1996 and 1995, respectively.

Note E - Loans

Analyses of loans outstanding by category were as follows:


                                                December 31
                                          ------------------------
In Thousands                                 1996         1995
Commercial, financial and agricultural    $  466,830   $  399,580
Real estate - construction                   170,188      122,720
Real estate - mortgage                       602,064      520,657
Consumer                                   1,086,104      871,407
Lease financing                               22,790       18,678
Unearned discounts                                (3)      (1,829)
                                          ----------   ----------
                                           2,347,973    1,931,213
Allowance for loan losses                    (35,514)     (29,010)
                                          ----------   ----------
Net loans                                 $2,312,459   $1,902,203
                                          ==========   ==========

The Company and its subsidiaries have granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $44,696,000 and $31,187,000 at December 31, 1996 and 1995, respectively. During 1996, $90,286,000 of new loans to related parties were made and payments totaled $76,777,000.

Note F - Allowance for Loan Losses

Changes in the allowance for loans losses were as follows:


                                                 Year Ended December 31
In Thousands                                    1996      1995      1994
                                              -------   -------   -------
Balance at beginning of year                  $29,010   $24,310   $21,467
Provision for loan losses                      14,134     9,750     7,077
Increase due to acquisitions                      288       ---       ---
Decrease due to loan sale                        (403)      ---       ---
Loans charged off, net of recoveries of
 $2,823 in 1996, $2,199 in 1995 and
 $2,240 in 1994                                (7,515)   (5,050)   (4,234)
                                              -------   -------   -------
Balance at end of year                        $35,514   $29,010   $24,310
                                              =======   =======   =======


Note G - Non-performing Assets and Past Due Loans

The following table summarizes the Company's non-performing assets (all of which are domestic):

                                       December 31
                                    -----------------
In Thousands                          1996      1995
                                    -------   -------
Non-accrual loans                   $   ---   $   ---
Other real estate owned                 ---        30
                                    -------   -------
    Total                           $   ---   $    30
                                    =======   =======

There were no non-accrual loans at December 31, 1996 or 1995. There were no restructured loans at December 31, 1996 or 1995. Accruing loans past due 90 days or more were $3,482,000 and $3,252,000 at December 31, 1996 and 1995,
respectively.

Note H - Premises and Equipment

The following is a summary of the premises and equipment accounts:

                                                    December 31
                                                  ----------------
In Thousands                                       1996     1995
                                                  -------  -------
Land                                              $ 2,240  $ 2,240
Premises                                            2,364    2,364
Furniture and equipment                            29,828   22,780
Leasehold improvements                             13,839   13,262
Construction in progress                              146      846
                                                  -------  -------
                                                   48,417   41,492
Less accumulated depreciation and amortization     26,618   23,110
                                                  -------  -------
  Premises and equipment, net                     $21,799  $18,382
                                                  =======  =======

Note I - Deposits
Analyses of deposits outstanding by category were as follows:

                                                    December 31
                                               ----------------------
In Thousands                                      1996        1995
                                               ----------  ----------
Non-interest-bearing                           $  352,676  $  331,436
Money market checking                             275,471     274,876
Savings                                            79,599      86,989
Money market savings                              970,838     735,911
Certificates of deposit less than $100,000        728,249     677,733
Certificates of deposit $100,000 and over         569,597     467,825
                                               ----------  ----------
  Total                                        $2,976,430  $2,574,770
                                               ==========  ==========

The time deposit maturities at December 31 for the next five years and thereafter are as follows:

(In thousands)
1997                                                        $1,173,842
1998                                                            65,413
1999                                                            21,022
2000                                                            12,205
2001                                                             9,030
Thereafter                                                      16,334
                                                            ----------
                                                            $1,297,846
                                                            ==========

Note J - Lease Commitments

The Company leases land, certain bank premises and equipment. Total rental expense for all operating leases is as follows:

                                   Year Ended December 31
                                 --------------------------
In Thousands                      1996      1995      1994
                                 ------    ------    ------
Minimum rentals                  $5,024    $4,456    $3,996
Contingent rentals                  852       823       848
                                 ------    ------    ------
  Total                          $5,876    $5,279    $4,844
                                 ======    ======    ======

The contingent rentals are based on additional usage of equipment in excess of a specified minimum. Also, for land and bank premises, contingent rentals are based on escalation and parity clauses for real estate.

Future minimum payments, by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1996:


In Thousands
1997                            $ 4,567
1998                              3,890
1999                              3,651
2000                              3,197
2001                              2,845
Thereafter                       16,863
                                -------
Total minimum lease payments    $35,013
                                =======

The various leases on the land and bank premises may be renewed for periods of five to 70 years upon the expiration of the respective leases.

Note K - Credit Facilities

During 1996, the Company obtained numerous advances from the Federal Home Loan Bank totaling $280 million. The advances ranged from $20 million to $50 million at floating interest rates equal to one month LIBOR, which ranged from 5.38 percent to 5.56 percent. Maturity dates ranged from January 26, 1998, until November 6, 1998. At December 31, 1996, the Company had pledged as collateral $277,725,000 of its loans secured by mortgages on one-to-four family residential properties and certain securities totaling $305,916,000. During 1995, the Company obtained numerous advances from the Federal Home Loan Bank totaling $394 million. The advances ranged from $19 million to $50 million with interest rates from 5.50 percent to 5.94 percent. Maturity dates ranged from July 18, 1997, until August 18, 2000. At December 31, 1995, the Company had pledged as collateral $237,333,000 of its loans secured by mortgages on one-to-four family residential properties and certain securities totaling $233,407,000. Future minimum payments, by year and in the aggregate, related to the advances with initial or remaining terms of one year or more, consisted of the following at December 31, 1996:


In Thousands
1997            $165,225
1998             177,002
1999              14,822
2000              12,647
2001               9,837
Thereafter        16,577
                --------
Total           $396,110
                ========

Long-term debt at December 31, 1996 and 1995, consisted primarily of the following unsecured term notes of the Company's lead subsidiary National Bank of Commerce (NBC):

In Thousands
Term notes originated October 23 and December 11, 1987,
 bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on three-year United States Treasury notes. The next reprice date for the notes is 1997. At December 31, 1996, the rates ranged from 7.04 percent to 7.66 percent, maturing
 October 23 and December 11, 2007.                                      $5,347

Term notes originated December 3 and December 17, 1987,
 bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on United States Treasury notes. The next reprice date for
 the notes is 1997. At December 31, 1996, the rates ranged
 from 7.57 percent to 7.69 percent, maturing December 3 and
 December 17, 2007.                                                     $1,025
                                                                        ------
    Total                                                               $6,372
                                                                        ======

On August 24, 1996, NBC issued $150 million in regular floating-rate bank notes due August 24, 1998, which are included in long-term debt. Interest is payable monthly on the 24/th/ day of each month. The interest rate for each interest period will be reset monthly based on the one-month London interbank offered rate plus a spread of .09 percent. The rates ranged from 5.52 percent to 5.75 percent during the year. This rate was approximately 5.75 percent at December 31, 1996. The notes are not redeemable or repayable prior to maturity.

At December 31, 1996, the Company had available $7 million in unsecured lines of credit with other financial institutions consisting of a $5 million line of credit which is contractual in nature and requires no compensating balances or fees and expires May 31, 1997, and a $2 million line of credit which expires June 29, 1997. There were no borrowings against these lines during 1996.

Note L - Stock Options

During 1994, the shareholders approved the Company's 1994 Stock Plan, which reserved an additional 1,050,000 shares of the Company's common stock for use under the Plan. Options become exercisable in equal parts over the succeeding five years from the date of grant. Unoptioned shares under previous plans were transferred to reserved shares for the 1994 Plan. The 1990 Stock Plan reserved an additional 675,000 shares of the Company's common stock for the granting of options and restricted stock to key employees. The 1990 Plan amended the Company's 1986 Stock Option Plan and the 1982 Incentive Stock Option Plan and merged such amended and restated plans into the 1990 Stock Plan. Options became exercisable six months subsequent to the date of grant under the 1982 Plan and became exercisable in equal parts over the succeeding five to 10 years under the 1986 and 1990 Plans. At the discretion of the 1982 Plan's administering committee (the committee), stock appreciation rights were attached to some of the options, whereby the optionee may receive cash for the difference between the exercise price of the related option and the fair market value of the Company's common stock. The Plans are restricted to eligible officers and key employees. The committee recently authorized a one million share addition to the option reserve, pending shareholder approval in April 1997. The following amounts reflect the effect of all stock dividends and splits declared through 1996:

                                            1996                  1995

                                          Weighted              Weighted
                                           average               average
                                          exercise              exercise
                                Options      price    Options      price
                              ---------    -------  ---------    -------
Outstanding January 1         1,721,516    $16.999  1,856,224    $15.313

Granted                         266,413    $30.263    237,806    $24.572
Exercised                      (356,795)   $ 9.125   (318,871)   $ 9.189
Cancelled                       (48,582)   $22.518    (53,643)   $14.861
                              ---------    -------  ---------    -------
Outstanding December 31       1,582,552    $19.408  1,721,516    $16.999
                              =========    =======  =========    =======
Exercisable at year end         983,297    $18.448  1,137,336    $16.097
Unoptioned shares                61,890               328,928
Total shares reserved         1,644,442             2,050,444
Weighted average fair
  value of options granted
  during the year                          $  8.19               $  4.52

Exercise prices for options outstanding as of December 31, 1996, ranged from $8.66 to $36.00. The weighted average remaining contractual life of those options is approximately six and one-half years.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issues to Employees" (APB No. 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6.5 percent and 6.0 percent; dividend yields of 2.3 percent and 2.9 percent; volatility factors of the expected market price of the Company's common stock of .30 and .18; and a weighted average expected life of the option of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

  In thousands, except per share data
                                        1996     1995
                                       -------  -------
Pro forma net income                   $57,255  $48,969
Pro forma earnings
 per share:
    Primary                            $  2.29  $  1.94

Note M - Debt and Dividend Restrictions

In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1996, $39,108,000 of undistributed earnings of the banking subsidiaries, included in consolidated retained earnings, was available for distribution to the Company as dividends without prior regulatory approval. For the thrift subsidiaries the undistributed earnings are such that any dividend restrictions would not prevent the payment of routine dividends.

Under Federal Reserve regulations, the banking subsidiaries are also limited as to the amount they may loan to affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1996, the maximum amount available for transfer from the banking subsidiaries to the Company in the form of loans approximated 11 percent of consolidated net assets.

Note N - Employee Benefit Plans

The Company has a defined benefit non-contributory pension plan covering substantially all of its full-time employees who have served continuously for one year. Amounts determined under ERISA are funded annually. Benefits are based on compensation and years of service.

The following tables set forth the plan's status and amounts recognized in the Company's consolidated financial statements:

                                                            December 31
                                                      ----------------------
In Thousands                                             1996         1995
                                                      ---------    ---------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested
    benefits of $37,413 at December 31, 1996, and
    $37,031 at December 31, 1995                       $ 39,020    $ 39,713
Projected benefit obligation for services rendered
  to date                                               (45,274)   $(45,148)
Plan assets at fair value (stocks and bonds)             48,243      43,491
                                                       ========    ========
Plan assets in excess of (under) projected
  benefit obligation                                      2,969      (1,657)
Unrecognized net assets                                  (1,696)     (2,074)
Unrecognized net loss                                     7,676      12,287
Unrecognized prior service cost                          (1,731)     (1,604)
                                                       --------    --------
Prepaid pension cost included in other assets          $  7,218    $  6,952
                                                       ========    ========

In Thousands                             1996       1995       1994
                                        -------   --------   --------
Net pension cost included the
  following components:
    Service cost - benefits earned
     during the period                  $ 1,499   $  1,210   $  1,607
    Interest cost on projected
     benefit obligation                   3,088      2,941      2,652
    Actual return on plan assets
     (gain) loss                         (7,944)    (6,254)       787
    Net amortization and deferral         3,438      2,193     (4,911)
                                        -------   --------   --------
Net periodic pension expense            $    81   $     90   $    135
                                        =======   ========   ========

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.75 percent and 4.25 percent, respectively, at December 31, 1996, and 7.25 percent and 4.25 percent, respectively, at December 31, 1995. The expected long-term rate of return on plan assets was 10.25 percent in 1996 and 1995. The assumed normal retirement age was 64 in 1996 and 1995.

The Company and its subsidiaries previously maintained an Employee Stock Ownership Plan (ESOP) which was generally available to all full-time employees. Annual contributions to this plan, which were discretionary, were $400,000 in both 1995 and 1994. During 1996, the Company approved a plan to merge the ESOP into the Company's Taxable Income Retirement Account Plan (TIRA).

TIRA Plan participants can elect to defer a percentage of their annual earnings, subject to the maximum amount allowed of $9,240. The Company matches participants' basic contributions up to a specified percentage of basic contributions. The TIRA Plan and the Retirement Plan net assets include equity securities of the Company.

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

The following table represents the plan's funded status reconciled with amounts recognized in the Company's statement of income:

                                                       December 31
                                               ----------------------------
In Thousands                                     1996      1995      1994
                                               --------  --------  --------
Accumulated postretirement benefit
  obligation (APBO):
  Retirees                                     $(2,778)  $(3,217)  $(2,919)
  Fully eligible active plan participants          ---       (91)      (62)
  Other active plan participants                   ---    (2,265)   (1,552)
                                               -------   -------   -------
Postretirement benefit obligation in excess
  of plan assets                                (2,778)   (5,573)   (4,533)
Unrecognized transition obligation                 324     3,003     3,180
Unrecognized net (gain) or loss                  1,114     1,047       372
Unrecognized prior service cost                   (634)      ---       ---
                                               -------   -------   -------
Accrued expense                                $(1,974)  $(1,523)  $  (981)
                                               =======   =======   =======

Both the retiree medical and life insurance plans were amended during 1996. The amendment to the retiree medical plan reduced the APBO by $2,872,000. This amount was used to offset the unrecognized transition obligation of $2,238,000 and the remaining amount of $634,000 will be amortized as negative prior service cost beginning in 1997. The retiree life insurance benefit was eliminated for retirements after December 31, 1996.

Net periodic postretirement benefits costs include the following components:


In Thousands                                 1996   1995   1994
                                             -----  -----  -----
Service cost                                 $ 189  $ 142  $ 149
Interest cost                                  414    387    330
Net amortization and deferral                  211    191    202
                                             -----  -----  -----
Net periodic postretirement benefits cost    $ 814  $ 720  $ 681
                                             =====  =====  =====

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., healthcare cost trend rate) is 10 percent for 1996 and 1995 and is assumed to decrease gradually to 5.5 percent for 2005 and thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed healthcare cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by approximately $96,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit costs for 1996 by approximately $235,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.50 percent at December 31, 1996 and 1995.

The Company also provides healthcare and various other benefits primarily to its full-time employees through its Flex-Ability plan. This plan allows employees to choose the coverages they desire. The costs of these benefits are shared between the Company and the employee. This is accomplished by giving flex credits to participating employees to help reduce their costs.

Expenses exceeding 1 percent of total revenue which are included in other expenses are broker-dealer commissions of $3,446,000, $3,484,000 and $3,874,000 paid to employees for the years ended December 31, 1996, 1995 and 1994, respectively, and 1996 sales promotion expense of $5,900,000.

Note P - Income Taxes

The Company accounts for income taxes using the liability method required by FAS No. 109, "Accounting for Income Taxes."

The components of the provision for income taxes for the three years ended December 31 were:


In Thousands              1996      1995      1994
                        --------  --------  --------
Federal:
  Current               $28,116   $23,008   $19,107
  Deferred (credits)     (1,079)   (1,866)   (1,008)
                        -------   -------   -------
                         27,037    21,142    18,099
State                     2,542     2,136     2,869
                        -------   -------   -------
    Income taxes        $29,579   $23,278   $20,968
                        =======   =======   =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are summarized as follows:

                                                          December 31
                                                    ----------------------
In Thousands                                          1996          1995
                                                    --------      --------
Deferred tax assets:
 Provision for loan losses over charge-offs          $13,450       $11,285
 Other                                                 2,049         1,620
                                                     -------       -------
   Total deferred tax assets                          15,499        12,905
                                                     -------       -------
Deferred tax liabilities:
 Net unrealized gains on available-for-
   sale securities                                   $   786       $ 2,896
 Pension costs                                         1,885         1,895
 FAS No. 91 net deferred costs                         2,755         2,264
 Other                                                 2,825         1,791
                                                     -------       -------
   Total deferred tax liabilities                      8,251         8,846
                                                     -------       -------
   Net deferred tax assets                           $ 7,248       $ 4,059
                                                     =======       =======

Income taxes varied from the amount computed at the statutory federal income tax rate as follows:

                                  1996                1995                1994
                             ---------------   -----------------   -----------------
In Thousands                  AMOUNT     %      Amount      %       Amount      %
                             -------   -----   -------   -------   -------   -------
Federal income tax
 at statutory rate           $30,482   35.00%  $25,310     35.00%  $22,858     35.00%
Add (deduct):
 State income taxes net
  of federal tax benefits      1,652    1.90     1,388      1.92     1,865      2.85
 Non-taxable interest
  income                      (2,677)  (3.07)   (3,700)    (5.12)   (3,586)    (5.49)
 Other items, net                122     .13       280       .39      (169)     (.25)
                             -------   -----   -------   -------   -------   -------
   Income taxes              $29,579   33.96%  $23,278     32.19%  $20,968     32.11%
                             =======   =====   =======   =======   =======   =======

Income taxes (credits) applicable to securities gains (losses) for 1996, 1995 and 1994 which are included in the provision for income taxes were $1,000, $89,000 and $(194,000), respectively.


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

The Company's maximum exposure to credit loss at December 31 was as follows:


In Thousands                      1996      1995
                                --------  --------
Loan commitments                $560,095  $789,210
Standby letters of credit       $ 41,428  $ 20,792
Commercial letters of credit    $  3,691  $  3,696

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

The Company's agreements modify the interest characteristics of its outstanding debt from a fixed- to a floating-rate basis. These agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the financial statements.

The Company's broker-dealer subsidiary, for trading purposes, enters into transactions involving financial instruments with off-balance-sheet risk in order to meet the financing and hedging needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include forward contracts, when issued contracts and options written. All such contracts are for United States Treasury, federal agency or municipal securities. These financial instruments involve varying degrees of credit and market risk. The contract amounts of those instruments reflect the extent of involvement in particular classes of financial instruments. Risks arise from the possible inability of counter parties to meet the terms of their contracts and from movements in securities' market values and interest rates. The extent of the Company's involvement in financial instruments with off-balance-sheet risk as of December 31, 1996, was as follows:


In Thousands                     1996      1995
                                -------  --------
Forward contracts:
  Commitments to purchase       $44,373  $212,836
  Commitments to sell           $45,976  $217,847
When issued contracts:
  Commitments to purchase       $15,778  $ 10,388
  Commitments to sell           $17,287  $ 10,633
Interest rate agreements
  (Notional amount)                 ---  $150,000
Option contracts:
  Written option contracts          ---  $  2,000
  Purchased option contracts        ---  $  2,000

The Company and its subsidiaries are involved in certain legal actions and claims arising in the ordinary course of business. Although the ultimate outcome cannot be ascertained at this time, it is the opinion of management (based on advice of legal counsel) that all litigation and claims should be resolved without material effect on the Company's financial position or results of operations.

Note R - Line of Business - Services Offered

The Company is engaged in a single line of business as a bank holding company. This encompasses several significant classes of services including traditional banking, investment services, trust services, investment advice, in-store banking to licensed banks, electronic payment systems and data processing services. The various services contributed to other income as follows:

(In thousands)
                                  1996     1995     1994
                                 -------  -------  -------
Banking                          $23,917  $19,970  $19,681
In-store banking to
  licensed banks                  18,590   14,424   10,487
Investment services
 (broker/dealer)                  10,079    9,840   10,213
Trust and investment advice        8,719    8,296    7,967
Electronic payment, data
 processing and card services      4,392      ---      ---
Other                              5,232    1,338    1,592
                                 -------  -------  -------
                                 $70,929  $53,868  $49,940
                                 =======  =======  =======

Note S - Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to total assets (as defined) of 8 percent, 4 percent and 4 percent, respectively. Management believes, as of December 31, 1996, that the Company exceeds all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent regulatory notification categorized the
Company and its banking subsidiaries as well capitalized.   Well-capitalized
institutions are required to maintain a total capital to risk-weighted assets ratio of at least 10 percent, a Tier 1 capital to risk-weighted assets ratio of at least 6 percent and a Tier 1 capital to total assets (leverage ratio) of at
least 5 percent.   There are no conditions or events since that notification
that management believes have changed the institution's category.

The Company and NBC's actual capital amounts and ratios are presented in the following table:

                                    The Company                  NBC
                                      Actual                   Actual
                             -----------------------     -------------------
                                Amount       Ratio        Amount     Ratio
                             ------------  ---------     ---------  --------
As of December 31, 1996
(in thousands)
Total capital (to risk-
      weighted assets)          $342,828      12.30%     $231,066     11.48%
Tier 1 capital (to risk-
      weighted assets)          $307,981      11.05%     $206,223     10.24%
Tier 1 capital (to total
      assets)                   $307,981       7.33%     $206,223      7.15%

As of December 31, 1995
Total capital (to risk-
      weighted assets)          $321,153      13.52%     $228,265     12.56%
Tier 1 capital (to risk-
      weighted assets)          $292,143      12.30%     $207,203     11.41%
Tier 1 capital (to total
      assets)                   $292,143       7.91%     $207,203      8.06%

Note T - National Commerce Bancorporation Financial Information
(Parent Company Only)


Balance Sheets
                                                        December 31
In Thousands                                        1996          1995
                                                  --------      --------
ASSETS
 Cash*                                            $    205      $  2,261
 Investments in:
  Bank subsidiaries*                               273,541       267,749
  Non-bank subsidiaries*                            33,083        26,403
 Other                                               7,030         1,606
                                                  --------      --------
   Total assets                                   $313,859      $298,019
                                                  ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
 Accounts payable and accrued liabilities         $    530      $  1,340

 Stockholders' equity                              313,329       296,679
                                                  --------      --------
  Total liabilities and stockholders' equity      $313,859      $298,019
                                                  ========      ========
*Eliminated in consolidation.


Statements of Income
                                                          Year Ended December 31
In Thousands                                            1996       1995       1994
                                                      --------   --------   --------
Income:
 Dividends from bank and thrift subsidiaries*         $ 47,045   $ 26,330   $ 32,938
 Dividends from non-bank subsidiaries*                   5,500      2,500      3,500
 Income from bank subsidiaries*                             50        132        154
 Other                                                    (250)       ---        321
                                                      --------   --------   --------
                                                        52,345     28,962     36,913
Expenses:
 Salaries and employee benefits                             63         50         65
 Other                                                    (567)     2,138        774
                                                      --------   --------   --------
                                                          (504)     2,188        839
Income before income taxes (credits) and
 equity in undistributed earnings
 of subsidiaries                                        52,849     26,774     36,074
Income taxes (credits)                                     116       (808)      (142)
                                                      --------   --------   --------
                                                        52,733     27,582     36,216
Equity in undistributed net income of:
 Bank and thrift subsidiaries                           (1,457)    15,653      6,066
 Non-bank subsidiaries                                   6,237      5,800      2,060
                                                      --------   --------   --------
  Net income                                          $ 57,513   $ 49,035   $ 44,342
                                                      ========   ========   ========

*Eliminated in consolidation.

Statements of Cash Flows

                                                          Year Ended December 31
                                                     ------------------------------
In Thousands                                           1996       1995       1994
                                                     --------   --------   --------
Operating activities:
 Net income                                          $ 57,513   $ 49,035   $ 44,342
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Undistributed earnings of subsidiaries               (4,780)   (21,453)    (8,126)
  Decrease in other assets                              1,438        522      1,914
  Increase (decrease) in liabilities                     (810)       442       (795)
                                                     --------   --------   --------
    Net cash provided by operating
     activities                                        53,361     28,546     37,335
Investing activities:
 Investment in subsidiaries                            (9,298)   (12,000)   (26,298)

Financing activities:
 Cash used to repurchase/retire stock                 (30,581)       ---        ---
 Proceeds from exercise of stock options                3,829      2,163      1,172
 Cash dividends paid                                  (19,367)   (17,300)   (15,183)
 Other                                                    ---        ---         75
                                                     --------   --------   --------
  Net cash used in financing activities               (46,119)   (15,137)   (13,936)
  Increase (decrease) in cash                          (2,056)     1,409     (2,899)

Cash at beginning of year                               2,261        852      3,751
                                                     --------   --------   --------
  Cash at end of year                                $    205   $  2,261   $    852
                                                     ========   ========   ========

Note U - Quarterly Results of Operations (Unaudited)

                                                          Quarter
                                          ----------------------------------------
In Thousands, Except Per Share Data         First     Second      Third    Fourth
                                          --------   --------   --------   -------
1996:
Interest income                           $ 67,250   $ 70,445   $ 72,420   $76,452
Interest expense                            34,919     36,615     39,026    40,541
Net interest income                         32,331     33,830     33,394    35,911
Provision for loan losses                    2,842      4,453      4,149     2,690
Other income                                14,931     19,118     18,654    18,223
Securities gains (losses)                       25       (257)       194        41
Other expenses                              24,421     27,356     25,579    27,813
Income before income taxes                  20,024     20,882     22,514    23,672
Income taxes                                 6,748      7,119      7,789     7,923
Net income                                $ 13,276   $ 13,763   $ 14,725   $15,749
Net income per common share                   $.53       $.55       $.59   $   .63
1995:
Interest income                           $ 55,828   $ 57,042   $ 64,307   $69,288
Interest expense                            28,031     28,669     32,987    36,753
Net interest income                         27,797     28,373     31,320    32,535
Provision for loan losses                    1,708      1,685      3,011     3,346
Other income                                12,455     14,430     13,310    13,445
Securities gains                                53        115         51         9
Other expenses                              22,064     23,686     22,317    23,763
Income before income taxes                  16,533     17,547     19,353    18,880
Income taxes                                 5,313      5,684      6,587     5,694
Net income                                $ 11,220   $ 11,863   $ 12,766   $13,186
Net income per common share                   $.45       $.47       $.51   $   .52