Form 10-K, Exhibit 13
period 1997-12-31
NATIONAL COMMERCE BANCORPORATION
filed 1998-03-27
CIK 101844

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


     The purpose of this discussion is to focus on important factors affecting the Company's financial condition and results of operations. Reference should be made to the consolidated financial statements (including the notes thereto), the selected financial data and other consolidated financial statements presented elsewhere in this report for an understanding of the following discussion and analysis. In this discussion, net interest income and net interest margin are presented on a fully taxable equivalent basis. All per share data is adjusted to reflect all stock dividends and stock splits declared through December 31, 1997.


RESULTS OF OPERATIONS

     For the year ended December 31, 1997, net income totaled $69,780,000, a $12,267,000 or 21.3 percent increase over 1996 net income of $57,513,000. Net income increased by $8,478,000 or 17.3 percent in 1996. Basic earnings per share were $1.42 in 1997, compared to $1.17 in 1996 and $.99 in 1995. Diluted earnings per share were $1.38 in 1997, compared to $1.15 in 1996 and $.97 in 1995. Per share amounts reported are on a new basis as required by SFAS No. 128 which was effective for financial statements issued after December 15, 1997. For 1997, return on average assets was 1.58 percent, compared to 1.51 percent in 1996 and
1.53 percent in 1995. Return on average equity (excluding unrealized gains or losses on investment securities) was 20.92 percent in 1997, compared to 19.44 percent in 1996 and 18.00 percent in 1995.

[Dividends per share graph appears here]
[Return on assets graph appears here]

     Net interest income, the difference between interest earned on loans and investments and interest paid on interest-bearing liabilities, increased by $26,895,000 or 19.1 percent in 1997 and increased by $14,830,000 or 11.8 percent in 1996 and increased by $9,975,000 or 8.6 percent in 1995. The increase in 1997 reflects a $49,966,000 or 17.1 percent increase in interest income, and a $23,071,000 or 15.3 percent increase in total interest expense. The increase in interest income was the result of a $382,571,000 or 18.0 percent increase in average loans and a $158,523,000 or 11.2 percent increase in average investment securities, and an increase in the average yield on earning assets from 8.08 percent in 1996 to 8.24 percent in 1997. The increased volume of average earning assets (partially funded by an increase of $64,194,000 in average non-interest-bearing liabilities, net of non-interest-earning assets) positively impacted interest income by approximately $44 million, while the increased yield on average earning assets positively impacted interest income by approximately $6 million. Interest expense increased in 1997, reflecting a $472,816,000 or 15.0 percent increase in average outstanding interest-bearing liabilities, and an increase in the cost of interest-bearing liabilities from 4.78 percent in 1996 to 4.79 percent in 1997. The increase in the rate paid on interest-bearing liabilities had minimal effect on interest expense and the increase in average outstandings negatively affected interest expense by approximately $23 million. The 1996 increase in net interest income was primarily the result of an increase in earning assets and an increase of $36 million in average non-interest-bearing liabilities, net of non-interest-earning assets. The net interest margin (taxable equivalent net interest income as a percentage of average earning assets) was 4.04 percent in 1997, compared to 3.89 percent in 1996 and 4.14 percent in 1995. The yield on earning assets was 8.24 percent in 1997, compared to 8.08 percent in 1996 and 8.31 percent in 1995. The cost of interest-bearing liabilities was 4.79 in 1997, compared to 4.78 percent in 1996 and 4.83 percent in 1995.

     The Company's provision for loan losses was $17,013,000 for 1997, compared to $14,134,000 for 1996 and $9,750,000 for 1995. The 1997 provision was primarily the result of loan growth. Net loan charge-offs were $9,855,000 (.39 percent of average loans, net of unearned discounts) in 1997, compared to $7,515,000 (.35 percent of average loans, net of unearned discounts) in 1996, and $5,050,000 (.29 percent of average loans) in 1995.

     The allowance for loan losses at December 31, 1997, was $43,297,00 or 1.66 percent of loans, net of unearned discounts, compared to $35,514,000 or 1.51 percent of loans at December 31, 1996, and $29,010,000 or 1.50 percent of net loans at December 31, 1995.

     Following is a comparison of non-earning assets and accruing loans past due 90 days or more for the years ended December 31, 1997, 1996 and 1995:

In Thousands                     1997       1996       1995
-----------------------------------------------------------
Non-accrual loans              $  ---     $  ---     $  ---
Renegotiated loans                ---        ---        ---
Other real estate owned           ---        ---         30
-----------------------------------------------------------
Total non-earning assets       $  ---     $  ---     $   30
-----------------------------------------------------------
Accruing loans past due
 90 days or more               $3,134     $3,482     $3,252
Percentage of total loans        0.12%      0.15%      0.17%
===========================================================

     There were no non-performing assets at December 31, 1997, or December 31, 1996. At December 31, 1995, the allowance for loan losses was 967 times non-performing assets. Based on the regulatory definition, the Company has no "Highly Leveraged Transactions" (HLTs). The Company also has no loans involving syndicated leveraged buyouts (LBOs). Management believes that the allowance for loan losses is adequate to provide for inherent losses in the loan portfolio.

[Return on equity graph appears here]

     Non-interest income (excluding securities gains or losses) increased $12,853,000 or 18.5 percent in 1997. Included in 1997 non-interest income was a net gain of $8 million relating to the sale of substantially all of the Company's credit card receivables. Included in 1996 non-interest income was a pre-tax gain of $2,900,000 relating to the sale of certain assets, primarily loans, of the Company's Commerce Finance subsidiary, and a pre-tax gain of $3 million relating to bank premises transactions. The net income impact of the credit card sale was an after-tax gain of $1,784,000 ($.04 per share) for the year and the fourth quarter of 1997. All other sources of non-interest income including broker-dealer revenue, trust service income, service charge income, fuel card processing income and in-store banking licensing income increased a net of $10,766,000 or 16.9 percent. Non-interest income (excluding securities gains or losses) increased $17,286,000 or 32.2 percent in 1996, primarily as a result of the gains discussed above, and increases in broker-dealer revenue, trust service income, service charge income, fuel card processing income and in-store banking licensing income. Securities losses totaled $80,000 in 1997, and securities gains totaled $3,000 in 1996.

[Average equity/assets graph appears here]

     Non-interest expenses (excluding the provision for loan losses) increased by $19,585,000 or 18.9 percent in 1997, primarily reflecting increased employment and other expenses relating to new products and locations, and increased promotional expenses of new loan and deposit gathering campaigns. Total non-interest expenses increased by $13,339,000 or 14.5 percent in 1996, primarily for the same reasons.

FINANCIAL CONDITION

     The Company functions as a financial intermediary, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The following comparison of daily average balances indicates how the Company has managed its sources and uses of funds:

SOURCES AND USES OF FUNDS TRENDS

                                                        1996-1997                          1995-1996
                                        1997      --------------------     1996      --------------------      1995
                                       Average     Increase (Decrease)    Average     Increase (Decrease)    Average
In Thousands                           Balance     Amount        %        Balance    Amount         %         Balance
----------------------------------------------------------------------------------------------------------------------
FUNDING USES
Interest-earning assets:
 Loans, net of unearned
  discounts                          $2,513,327   $382,517      18.0     $2,130,810   412,386      24.0%    $1,718,424
 Securities:
   Taxable                            1,431,095    163,560      12.9      1,267,535   167,196      15.2      1,100,339
   Non-taxable                          138,669     (5,037)     (3.5)       143,706   (11,049)     (7.1)       154,755
 Trading account securities              30,788      1,631       5.6         29,157    10,439      55.8         18,718
 Federal funds sold and
  securities purchased under
  agreements to resell                   16,500     (6,888)    (29.5)        23,388    (1,995)     (7.9)        25,383
 Time deposits in banks                  18,211      1,227       7.2         16,984       103       0.6         16,881
----------------------------------------------------------------------------------------------------------------------
Total interest-earning assets         4,148,590    537,010      14.9      3,611,580   577,080      19.0      3,034,500
Other uses                              256,262     55,728      27.8        200,534    20,743      11.5        179,791
----------------------------------------------------------------------------------------------------------------------
   Total funding uses                 4,404,852    592,738      15.5      3,812,114   597,823      18.6%    $3,214,291
======================================================================================================================

FUNDING SOURCES
Interest-bearing liabilities:
 Interest-bearing deposits            2,626,390    279,820      11.9      2,346,570   291,761      14.2%    $2,054,809
 Federal funds purchased and
   securities sold under
   agreements to repurchase             445,863    109,136      32.4        336,727    72,513      27.4        264,214
 Other borrowed funds and
   long-term debt                       561,460     83,860      17.6        477,600   176,385      58.6        301,215
----------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities    3,633,713    472,816      15.0      3,160,897   540,659      20.6      2,620,238
Non-interest-bearing deposits           328,423     22,434       7.3        305,989    21,245       7.5        284,744
Capital trust pass through
  securities                             38,079     38,079     100.0            ---       ---       ---            ---
Stockholders' equity                    333,528     37,702      12.7        295,826    23,349       8.6        272,477
Other sources                            71,109     21,707      43.9         49,402    12,570      34.1         36,832
----------------------------------------------------------------------------------------------------------------------
     Total funding sources           $4,404,852   $592,738      15.5%    $3,812,114   597,823      18.6%    $3,214,291
======================================================================================================================

     Average loans, the largest use of funds, increased $383 million or 18.0 percent in 1997 and $412 million or 24.0 percent in 1996. Increases in consumer loans, real estate construction and mortgage loans and commercial loans were the primary reasons for the increases in 1997 and 1996. For 1997 and 1996 the growth in all loan categories reflects increased demand and consumer loan promotions.

     Total securities (excluding the trading account), another major use of funds, increased by $158 million or 11.2 percent in 1997. Taxable securities increased by $163 million or 12.9 percent, reflecting increases in both fixed- and variable-rate federal agency securities. Non-taxable securities decreased by $5 million or 3.5 percent, reflecting decreased investment in bank-qualified municipal investments. Total securities increased by $156 million or 12.4 percent in 1996. The 1996 increase reflects increases in both fixed- and variable-rate federal agency securities and non-taxable securities. The Company accounts for securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires an adjustment of the securities portfolio to market value for those designated as available for sale, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. This year-end adjustment increased the securities portfolio by $3.7 million and increased stockholders' equity by $2.3 million at December 31, 1997, and increased the securities portfolio by $2.0 million and increased stockholders' equity by $1.2 million at December 31, 1996.

     Trading account securities increased by $2 million or 5.6 percent in 1997 and $10 million or 55.8 percent in 1996. These changes are a result of trading at NBC Capital Markets Group, Inc.

     Federal funds sold and securities purchased under agreements to resell decreased by $7 million or 29.5 percent in 1997 and decreased by $2 million or
7.9 percent in 1996, representing excess funds not otherwise employed in loans or investment securities.

[Efficiency ratio graph appears here]

     Time deposits in other banks increased by $1 million or 7.2 percent in 1997 and increased by $103,000 or 0.6 percent in 1996. This is a readily manageable asset and balances are maintained at levels which are based on operating needs. Total interest-earning assets increased by $537 million or 14.9 percent in 1997, compared to an increase of $577 million or 19.0 percent in 1996. As described below, the growth in 1997 and 1996 was funded primarily by increases in interest-bearing deposits, other borrowed funds and stockholders' equity in 1997 and 1996.

     Total average deposits increased by $302 million or 11.4 percent in 1997, compared to an increase of $313 million or 13.4 percent in 1996. Total interest-bearing deposits increased $280 million or 11.9 percent and total non-interest-bearing deposits increased $22 million or 7.3 percent in 1997, reflecting current market trends, compared to an increase of $292 million or 14.2 percent in interest-bearing deposits and an increase of $21 million or 7.5 percent in non-interest-bearing deposits in 1996.

     Federal funds purchased and securities sold under agreements to repurchase increased $109 million or 32.4 percent in 1997, compared to an increase of $73 million or 27.4 percent in 1996. These changes were primarily the result of the availability of overnight funds purchased from downstream correspondent banks.

[Non-interest income pie graph appears here]

     Other borrowed funds, primarily Federal Home Loan Bank advances and bank notes, increased $84 million or 17.6 percent in 1997, compared to an increase of $176 million or 58.6 percent in 1996. These advances and notes are partially the result of asset/liability management decisions matching certain earning assets (first mortgage and consumer installment loans) against these advances at positive rate spreads.

     In March 1997, the Company issued $49,875,000 in floating rate capital trust pass-through securities ("capital securities"). The proceeds of this issue are being used by the Company for general corporate purposes and may be counted as Tier 1 capital.

     For 1998, the Company anticipates loan demand and deposit growth similar to that which occurred in 1997 due to expansion in existing Tennessee markets and continued expansion into Virginia, North Carolina, Mississippi and Georgia. Above normal operating expense increases are expected in the Company's thrift subsidiaries due to planned continued expansion. However, the Company expects continued back-office expense control and continued increases in non-interest income. The resulting pre-tax income should be sufficient to realize the benefits of the Company's deferred tax assets referenced in Note Q.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

     Due to the Company not utilizing significant derivative positions to manage interest rate risk, the Company manages interest rate risk with an Asset/ Liability Management Committee comprised of senior management personnel from each key banking function.

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

     Cash and due from bank balances, federal funds sold, trading account securities and securities available for sale are the principal sources of short-term asset liquidity. Other sources of short-term liquidity include federal funds purchased and repurchase agreements, credit lines with other banks and borrowings from the Federal Home Loan Bank. Maturing loans and securities are the principal sources of long-term asset liquidity. Automobile and home equity loans are secondary liquidity sources as a result of active securitizations based on these products.

[Year-end net loans graph appears here]

     Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the Prime rate are much more interest rate sensitive than long-term, fixed-rate securities and fixed-rate loans. Similarly, time deposits of $100,000 and over and money market certificates and accounts are much more interest rate sensitive than savings accounts. The shorter term interest rate sensitivities are the key to measurement of the interest sensitivity gap, or difference between interest-sensitive-earning assets or interest-sensitive-bearing liabilities or vice versa. Trying to minimize this gap is a continual challenge in a changing interest rate environment and one of the objectives of the Company's asset/liability management strategy. Company policy states that the six-month cumulative gap shall be no more than 12 percent of total assets and the one-year cumulative gap, no more than 15 percent. At year-end 1997, both six-month and one-year cumulative gaps were within these parameters.

[Loan type mix graph appears here]

     The following table provides information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities and liabilities with contractual maturities, the table presents principal cash flows and related weighted average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits (e.g. DDA, interest checking, savings and money market deposits) that have no contractual maturity the table presents principal cash flows and, as applicable, related weighted average interest rates based on the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

     Weighted average variable rates are based on the implied forward rates in the yield curve at the reporting date:

MARKET RISK DISCLOSURE

                                                       Principal Amount Maturing In                                  Fair Value
                                       -------------------------------------------------------------------------------------------
Dollar Amounts in Thousands            1998       1999       2000       2001       2002    Thereafter     Total   December 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------
RATE-SENSITIVE ASSETS:
Fixed interest rate loans            $333,371   $381,479   $292,494   $209,302   $160,438    $417,861    $1,794,945     $1,825,000
  Average interest rate                  9.06%      8.71%      9.02%      9.04%      8.98%       8.97%         8.95%
Variable interest rate loans         $556,264   $ 49,570   $ 19,555   $ 21,738   $ 47,402    $109,493    $  814,022     $  817,000
  Average interest rate                  9.03%      8.50%      8.42%      8.50%      8.50%       8.50%         8.87%
Fixed interest rate securities       $730,655   $107,697   $ 29,666   $ 24,512   $ 33,765    $196,261    $1,122,556     $1,127,000
  Average interest rate                  6.94%      6.60%      6.08%      5.75%      5.86%       6.00%         6.67%
Variable interest rate securities    $  8,656   $  7,623   $  6,483   $  5,148   $  5,419    $462,269    $  495,598     $  490,000
  Average interest rate                  6.52%      6.50%      6.50%      6.50%      6.50%       6.50%         6.50%
Other interest-bearing assets        $139,634        ---        ---        ---        ---         ---    $  139,634     $  139,000
  Average interest rate                  6.32%       ---        ---        ---        ---         ---          6.32%

RATE-SENSITIVE LIABILITIES:
Non-interest-bearing checking      $  296,107   $ 36,000   $ 38,000   $ 34,000   $ 13,641         ---    $  417,748     $  401,000
  Average interest rate                   ---        ---        ---        ---        ---         ---           ---
Savings and interest-bearing
  checking                         $  433,489   $220,000   $218,000   $224,000   $218,114         ---    $1,313,603     $1,264,000
  Average interest rate                  3.24%      3.24%      3.24%      3.24%      3.24%        ---          3.24%
Time deposits                      $1,347,990   $129,831   $ 18,930   $ 10,387   $  6,282      $6,471    $1,519,891     $1,502,000
  Average interest rate                  5.52%      6.18%      6.31%      6.01%      5.78%       5.90%         5.59%
Fixed interest rate borrowings     $   16,997   $ 74,797   $ 12,651   $  9,828   $ 10,442      $6,169    $  130,884     $  131,000
  Average interest rate                  5.48%      5.85%      5.60%      5.40%      5.40%       5.37%         5.69%
Variable interest rate borrowings  $  888,709        ---        ---        ---        ---        ---     $  888,709     $  870,000
  Average interest rate                  5.40%       ---        ---        ---        ---        ---          5.40%


CAPITAL RESOURCES

     Total average assets increased by 15.5 percent in 1997, 18.6 percent in 1996 and 13.0 percent in 1995. Correspondingly, total average equity capital increased by 12.7 percent in 1997, 8.6 percent in 1996 and 13.6 percent in 1995.

     The percentage of average equity capital to average assets was 7.57 percent in 1997, 7.76 percent in 1996 and 8.48 percent in 1995. The internal capital growth rate was 14.17 percent in 1997, 12.89 percent in 1996 and 11.65 percent in 1995. These growth rates are the result of a return on average equity of
20.92 percent in 1997, 19.44 percent in 1996 and 18.00 percent in 1995. A stock repurchase program was authorized in 1996 for 4,000,000 shares over two years and in 1997 for 3,000,000 shares over two years for purposes of offsetting stock issuances planned for stock option and other employee benefit plans. During 1997, 703,345 shares of common stock were repurchased at a cost of $18,129,000, compared to 2,049,856 shares repurchased in 1996 at a cost of $30,581,000.

[Allowances for loan losses graph appears here]

     The Company's management plans to continue its efforts to increase the return on average equity while maintaining a consistent dividend ratio in order to achieve continued internal capital growth.

     The Company accounts for securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This resulted in an increase of $2.3 million to 1997 year-end stockholders' equity and an increase of $1.2 million to 1996 year-end stockholders' equity.

     The following ratios in the table on selected capital information do not include the effect of SFAS No. 115 on Tier 1 capital, total capital or total risk-weighted assets.

     At December 31, 1997, the Company did not have any material commitments which would require an expenditure of capital funds. However, there are regulatory constraints placed on the Company's capital. The FDIC Improvement Act (FDICIA), effective December 19, 1992, established capital levels for the five capital categories created by the law. These capital categories range from the highest category, well-capitalized institutions, to the lowest category, critically under-capitalized institutions. The federal banking regulatory agencies each issued substantially the same regulations on a joint basis to establish a uniform approach to the capital categories and supervisory procedures. Well-capitalized institutions are required to maintain a total capital to risk-weighted assets ratio of at least 10 percent, a Tier 1 capital to risk-weighted assets ratio of at least 6 percent and a Tier 1 capital to total assets (leverage ratio) of at least 5 percent. As indicated in the table of selected capital information, the Company and its banking subsidiaries exceeded all minimum required capital ratios for well-capitalized institutions at December 31, 1997.

[Loss reserve to net loans graph appears here]

SELECTED CAPITAL INFORMATION
                                                   December 31
                                            ------------------------
In Thousands                                    1997         1996
--------------------------------------------------------------------
Capital:
Stockholders' equity                        $  352,148    $  313,329
Capital trust pass-through securities           49,884           ---
Less:
  Unrealized gains on
    securities, net of taxes                     2,250         1,230
  Goodwill and other deductions                  8,670         4,118
--------------------------------------------------------------------
    Tier 1 capital                             391,112       307,981
Qualifying allowance for loan losses            38,824        34,847
--------------------------------------------------------------------
    Total capital                           $  429,936    $  342,828
====================================================================
Total risk-weighted assets                  $3,101,457    $2,787,088
====================================================================

Ratios:
Total capital to risk-weighted assets            13.86%        12.30%
Tier 1 capital to risk-weighted assets           12.61         11.05
Tier 1 capital to total assets
  (leverage ratio)                                8.69          7.66
Average equity to assets                          7.57          7.76
====================================================================

[Non-performing assets graph appears here]

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

[Accruing loans 90 days delinquent graph appears here]

YEAR 2000 PREPARATIONS

     Management has developed a plan to modify the Company's information technology and equipment to recognize the year 2000 and has begun converting critical data processing systems. The Company has also initiated discussions with its significant vendors to ensure that those parties have appropriate plans to remediate year 2000 issues where their systems interface with the Company's systems or otherwise impact its operations. The Company is assessing the extent to which its operations are vulnerable and developing contingency plans should those organizations fail to remediate their systems properly. This project is not expected to have a significant effect on the Company's business operations.

     Currently, management expects the project to be substantially complete by early 1999. Incremental costs, which exclude the costs to upgrade and replace systems in the ordinary course of business, are not expected to be material to the Company's consolidated results of operations or financial position.

[Net charge-offs to average total loans graph appears here]

National Commerce Bancorporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                            December 31
                                                    ------------------------
Dollar Amounts in Thousands                             1997          1996
----------------------------------------------------------------------------
ASSETS
Cash and cash equivalents:
  Interest-bearing deposits with other banks           $18,293        17,789
  Cash and non-interest-bearing deposits             $ 206,191       164,894
  Federal funds sold and securities purchased
    under agreements to resell                          23,009        13,219
----------------------------------------------------------------------------
      Total cash and cash equivalents                  247,493       195,902
Available-for-sale securities (amortized cost -
  $404,745 at December 31, 1997, and
  $699,314 at December 31, 1996)                       408,083       700,775
Held-to-maturity securities (market value -
  $1,208,922 at December 31, 1997, and
  $804,690 at December 31, 1996)                     1,210,071       817,124
Trading account securities                              98,332        31,812
Loans, net of unearned discounts                     2,608,967     2,347,973
      Less allowance for loan losses                    43,297        35,514
----------------------------------------------------------------------------
        Net loans                                    2,565,670     2,312,459
Premises and equipment, net                             27,404        21,799
Broker/dealer customer receivables                       7,695        11,699
Other assets                                           127,263       108,839
----------------------------------------------------------------------------
      Total assets                                  $4,692,011    $4,200,409
============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
  Non-interest-bearing                              $  417,748    $  352,676
  Interest-bearing                                   2,833,494     2,623,754
----------------------------------------------------------------------------
        Total deposits                               3,251,242     2,976,430
Federal funds purchased and securities sold
  under agreements to repurchase                       423,573       298,410
Broker/dealer customer payables                             59         1,002
Accounts payable and accrued liabilities                68,969        59,064
Federal Home Loan Bank advances                        389,884       396,109
Other borrowed funds and long-term debt                156,252       156,065
----------------------------------------------------------------------------
        Total liabilities                            4,289,979     3,887,080
Capital trust pass-through securities                   49,884           ---

STOCKHOLDERS' EQUITY
Preferred stock, no par value --
  authorized 5,000,000 shares, none issued
Common stock, par value $2 per share -
  authorized 75,000,000 shares, issued and
  outstanding 48,851,987 in 1997 and
  48,770,404 shares in 1996                             97,704        48,770
Additional paid-in capital                              52,524        61,763
Retained earnings                                      199,670       201,566
Unrealized gains on securities, net of taxes             2,250         1,230
----------------------------------------------------------------------------
        Total stockholders' equity                     352,148       313,329
----------------------------------------------------------------------------
        Total liabilities and stockholders' equity  $4,692,011    $4,200,409
============================================================================

See notes to consolidated financial statements.

National Commerce Bancorporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

                                                     Year Ended December 31
                                                 -----------------------------
In Thousands, Except Per Share Amounts             1997       1996      1995
------------------------------------------------------------------------------
INTEREST INCOME
Loans                                            $229,204   $190,879  $159,816
 Taxable                                           96,421     83,797    74,365
 Non-taxable                                        7,488      7,765     8,556
------------------------------------------------------------------------------
                                                  103,909     91,562    82,921
Trading account securities                          1,857      1,777     1,240
Other                                               2,023      2,349     2,488
------------------------------------------------------------------------------
  Total interest income                           336,993    286,567   246,465
------------------------------------------------------------------------------
INTEREST EXPENSE
Deposits                                          119,159    107,965    96,691
Short-term borrowings                              22,665     16,546    13,482
Federal Home Loan Bank advances                    23,032     23,025    15,809
Long-term debt                                      9,316      3,565       458
------------------------------------------------------------------------------
  Total interest expense                          174,172    151,101   126,440
------------------------------------------------------------------------------
  Net interest income                             162,821    135,466   120,025
Provision for loan losses                          17,013     14,134     9,750
------------------------------------------------------------------------------
  Net interest income after
   provision for loan losses                      145,808    121,332   110,275
------------------------------------------------------------------------------

OTHER INCOME
Trust service income                                9,284      8,719     8,296
Service charges on deposits                        16,664     14,292    13,519
Other service charges and fees                     12,819     10,902     5,264
Broker/dealer revenue                              13,115     10,079     9,840
Investment securities gains (losses)                  (80)         3       228
Other                                              30,603     25,640    16,721
------------------------------------------------------------------------------
  Total other income                               82,405     69,635    53,868
------------------------------------------------------------------------------

OTHER EXPENSES
Salaries and employee benefits                     56,501     48,468    40,935
Occupancy expense                                  10,552      8,517     8,665
Furniture and equipment expense                     4,851      3,848     3,510
Other                                              51,556     43,042    38,720
------------------------------------------------------------------------------
  Total other expenses                            123,460    103,875    91,830
------------------------------------------------------------------------------
Income before income taxes                        104,753     87,092    72,313
Income taxes                                       34,973     29,579    23,278
------------------------------------------------------------------------------
  Net income                                     $ 69,780   $ 57,513  $ 49,035
==============================================================================
Net income per common share-basic*                  $1.42      $1.17      $.99
==============================================================================
Net income per common share-diluted*                $1.38      $1.15      $.97
==============================================================================
Weighted average shares
   outstanding-basic                               48,999     49,094    49,380
==============================================================================
Weighted average shares
   outstanding-diluted                             50,684     50,098    50,498
==============================================================================

* The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," and to give retroactive recognition to all stock dividends and stock splits.


See notes to consolidated financial statements.

National Commerce Bancorporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 For Year Ended December 31
                                                                              ---------------------------------
In Thousands                                                                     1997        1996        1995
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                    $  69,780   $  57,513   $  49,035
Adjustments to reconcile net income to net cash provided
  by operating activities:
     Provision for loan losses                                                   17,013      14,134       9,750
     Provision for depreciation and amortization                                  5,453       3,227       4,249
     Amortization of securities premiums and (accretion of discounts), net         (422)         11        (460)
     Deferred income taxes                                                       (2,363)     (1,079)     (1,866)
     (Increase) decrease in trading account securities                          (66,520)    (11,653)     (6,652)
     Realized securities (gains) losses                                              80          (3)       (228)
     (Increase) decrease in broker/dealer customer receivables                    4,004       1,745     (12,314)
     Increase (decrease) in interest receivable                                   1,690       1,838      (5,532)
     Increase in other assets                                                   (18,300)    (28,429)     (6,363)
     Increase (decrease) in broker/dealer customer payables                        (943)       (269)        872
     Increase (decrease) in interest payable                                      1,765        (315)     10,907
     Increase in accounts payable and accrued liabilities                        12,784      23,388       2,368
---------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                24,021      60,108      43,766

INVESTING ACTIVITIES
Available-for-sale securities:
     Proceeds from maturities of securities                                     347,836      78,456     101,157
     Proceeds from sales of securities                                           81,351     289,492     512,112
     Purchases of securities                                                   (109,081)   (557,647)   (276,553)
Held-to-maturity securities:
     Purchases of securities                                                   (457,066)   (149,707)   (406,827)
     Proceeds from maturities of securities                                      38,709      94,738       9,731
Net increase in loans                                                          (270,224)   (422,848)   (343,718)
Purchases of premises and equipment                                             (10,499)     (6,644)     (4,455)
---------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                  (378,974)   (674,160)   (408,553)

FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts, and savings accounts              52,767     249,372      66,154
Net increase (decrease) in certificates of deposit                              222,045     152,288     354,226
Net increase (decrease) in federal funds purchased and securities
  sold under agreements to repurchase                                           125,163    (106,336)    129,610
Net increase in Federal Home Loan Bank advances                                  (6,225)     23,310      51,258
Net proceeds from issuance of bank notes                                            ---     149,684         ---
Net proceeds from issuance of capital trust pass-through securities              49,884         ---         ---
Proceeds from exercise of stock options                                           3,516       3,829       2,163
Cash dividends                                                                  (22,529)    (19,367)    (17,300)
Other                                                                                52         ---          (2)
Repurchase of common stock                                                      (18,129)    (30,581)        ---
---------------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                               406,544     422,199     586,109
---------------------------------------------------------------------------------------------------------------
        Increase (decrease) in cash and cash equivalents                         51,591    (191,853)    221,322
        Cash and cash equivalents at beginning of year                          195,902     387,755     166,433
---------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents at end of year                              $ 247,493   $ 195,902   $ 387,755
===============================================================================================================

See notes to consolidated financial statements.

National Commerce Bancorporation and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                  Unrealized
                                                                            Additional            Securities
                                                       Number of   Common    Paid-in    Retained    Gains
Dollar Amounts in Thousands                             Shares      Stock    Capital    Earnings   (Losses)    Total
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                            24,547,121   $49,094   $ 77,785   $130,404   $(32,864)  $224,419
----------------------------------------------------------------------------------------------------------------------
Add (deduct):
 Net income                                                                               49,035                49,035
 Common stock issued upon
  exercise of stock options                              287,460       575      1,588                            2,163
 Cash dividends declared ($.35 per share)                                                (17,300)              (17,300)
 Tax benefit of stock options exercised                                         1,232                            1,232
 Change in unrealized losses on available-for-sale
  securities, net of taxes                                                                           37,391     37,391
 Other                                                                                      (261)                 (261)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                          24,834,581    49,669     80,605    161,878      4,527    296,679
----------------------------------------------------------------------------------------------------------------------
Add (deduct):
 Net income                                                                               57,513                57,513
 Common stock issued upon
  exercise of stock options                              346,433       693      3,136                            3,829
 Cash dividends declared ($.40 per share)                                                (19,367)              (19,367)
 Tax benefit of stock options exercised                                         2,405                            2,405
 Change in unrealized gain on available-for-sale
  securities, net of taxes                                                                           (3,297)    (3,297)
 Shares repurchased/canceled                          (1,024,928)   (2,050)   (28,531)                         (30,581)
 Common stock issued for acquisitions                    229,116       458      4,148                            4,606
 Other                                                                                     1,542                 1,542
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                          24,385,202    48,770     61,763    201,566      1,230    313,329
----------------------------------------------------------------------------------------------------------------------
Add (deduct):
 Net income                                                                               69,780                69,780
 Common stock issued upon
  exercise of stock options                              517,120     1,034      2,482                            3,516
 Cash dividends declared ($.46 per share)                                                (22,529)              (22,529)
 Tax benefit of stock options exercised                                         5,109                            5,109
 Change in unrealized gain on available-for-sale
  securities, net of taxes                                                                            1,020      1,020
 Shares repurchased/cancelled                           (699,845)   (1,400)   (16,729)                         (18,129)
 Stock split effected in the form
  of a dividend                                       24,590,490    49,181               (49,181)
 Other                                                    59,020       119       (101)        34                    52
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                          48,851,987   $97,704   $ 52,524   $199,670   $  2,250   $352,148
======================================================================================================================

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

National Commerce Bancorporation and Subsidiaries
December 31, 1997

Note A - Significant Accounting Policies

Basis of Presentation The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Consolidation The consolidated financial statements include the accounts of National Commerce Bancorporation and its subsidiaries (the Company). The consolidated group provides financial services principally to domestic markets. All significant intercompany transactions have been eliminated in consolidation.


Securities  In accordance with Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," securities available for sale are carried at market. The amortized cost of debt securities classified as available for sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Unrealized gains or losses on these securities are included in stockholders' equity net of tax. Securities which the Company intends to hold until maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Trading account securities consist of securities inventories held for the purpose of brokerage activities and are carried at market. Trading account income includes the effects of adjustments to market values. The adjusted cost of the specific securities sold is used to compute gains or losses on the sale of securities.


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


Earnings Per Share In 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share," which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented restated to conform to the SFAS No. 128 requirements. In addition, all share and per share amounts have been retroactively restated for stock dividends and splits declared through December 31, 1997.


Income Taxes The Company and its subsidiaries file a consolidated federal income tax return. Each subsidiary provides for income taxes on a separate-return basis and remits to or receives from the Company amounts currently payable or receivable.


Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."


Cash Flow Information Cash equivalents include cash, due from banks, federal funds sold and securities purchased under agreements to resell. Generally, federal funds are sold for one-day periods and securities purchased under agreements to resell are for periods of less than two weeks.


During 1997, 1996 and 1995, interest paid was $172,407,000, $151,416,000 and
$115,533,000, respectively. During 1997, 1996 and 1995, income taxes paid were $30,783,000, $27,385,000 and $25,329,000, respectively.


Reclassification Certain account reclassifications have been made to the 1996 and 1995 financial statements to conform with the 1997 presentation, none of which are material.

Stock-based Compensation   The Company grants stock options for a fixed number
of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.



Recent Accounting Pronouncements In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which established new rules for the reporting and display of comprehensive income and its components; however, adoption in 1998 will have no impact on the Company's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities, which currently are reported in stockholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income. The Company does not believe that the adoption of this statement will have a material effect on its consolidated financial condition or results of operations.



Also in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic area and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements retroactively in 1998. Management has not completed its review of the statement, but does not anticipate that its adoption will have a significant effect on the Company's annual and interim reporting.



In February 1998, SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," was issued, superseding the disclosure requirements of SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 is effective for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements retroactively in 1998. SFAS No. 132 suggests a parallel format for presenting information about pensions and other postretirement benefits, but the information disclosed is not substantially different than what is required under current guidance. The Company does not anticipate that the adoption of this statement will have a significant impact on its consolidated financial condition or results of operations.


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



Off-balance-sheet Instruments The Company has commitments to extend credit and standby letters of credit. These types of credit are made at market rates; therefore, there would be no market risk associated with these credits which would create a significant fair value liability for the Company.



                                                        December 31, 1997
                                                   ---------------------------
In Thousands                                       Carrying Amount  Fair Value
------------------------------------------------------------------------------
Financial assets:
Cash and cash equivalents                               $  247,493  $  247,493
Available-for-sale securities                           $  408,083  $  408,083
Held-to-maturity securities                             $1,210,071  $1,208,922
Trading account securities                              $   98,332  $   98,332
Net loans                                               $2,565,670  $2,654,364

Financial liabilities:
Deposits                                                $3,251,242  $3,233,920
Federal funds purchased                                 $  423,573  $  423,573
Federal Home Loan Bank advances, other borrowed
  funds and long-term debt                              $  546,136  $  530,473
Capital trust pass-through securities                   $   49,884  $   49,884
------------------------------------------------------------------------------



                                                        December 31, 1996
                                                   ---------------------------
In Thousands                                       Carrying Amount  Fair Value
------------------------------------------------------------------------------
Financial assets:
Cash and cash equivalents                               $  195,902  $  195,902
Available-for-sale securities                           $  700,775  $  700,775
Held-to-maturity securities                             $  817,124  $  804,690
Trading account securities                              $   31,812  $   31,812
Net loans                                               $2,312,459  $2,359,914


Financial liabilities:
Deposits                                                $2,976,430  $2,975,952
Federal funds purchased                                 $  298,410  $  298,410
Federal Home Loan Bank advances, other borrowed
  funds and long-term debt                              $  552,174  $  534,480


Note C - Restrictions on Cash and Due From Banks

The Company's lead bank subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amounts of those reserve balances for the years ended December 31, 1997 and 1996, were approximately $4,131,000 and $4,262,000, respectively.


NOTE D - Securities

The following is a summary of available-for-sale securities and held-to-maturity securities:

                                             December 31, 1997
                                             -----------------
                                       Available-for-sale Securities
                                       -----------------------------

                                                 Gross       Gross
                                 Amortized  Unrealized  Unrealized   Estimated
 In Thousands                         Cost       Gains      Losses  Fair Value
------------------------------------------------------------------------------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                 $226,676      $  829    $  (543)    $226,962
Obligations of states and
 political subdivisions             65,275       1,544        (64)      66,755
Mortgage-backed securities          57,796       2,025        (11)      59,810
------------------------------------------------------------------------------
Total debt securities              349,747       4,398       (618)     353,527
Other                               54,998         188       (630)      54,556
------------------------------------------------------------------------------
  Total                           $404,745      $4,586    $(1,248)    $408,083
==============================================================================

                                              December 31, 1997
                                              -----------------
                                        Held-to-maturity Securities
                                        ---------------------------

                                                  Gross      Gross
                                  Amortized  Unrealized Unrealized    Estimated
 In Thousands                          Cost       Gains     Losses   Fair Value
-------------------------------------------------------------------------------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                $  471,928      $  198    $  (445)  $  471,681
Obligations of states and
 political subdivisions              71,654       4,373        (40)      75,987
Other asset-backed securities       116,303         713       (134)     116,882
Mortgage-backed securities          549,758       3,255     (8,641)     544,372
-------------------------------------------------------------------------------
Total                            $1,209,643      $8,539    $(9,260)  $1,208,922
===============================================================================


                                            December 31, 1996
                                            -----------------
                                     Available-for-sale Securities
                                     -----------------------------

                                                 Gross      Gross
                                 Amortized  Unrealized Unrealized    Estimated
In Thousands                          Cost       Gains     Losses   Fair Value
------------------------------------------------------------------------------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                 $521,357      $  776    $(2,215)    $519,918
Obligations of states and
 political subdivisions             67,872       1,347       (297)      68,922
Mortgage-backed securities          61,334       2,104        ---       63,438
------------------------------------------------------------------------------
Total debt securities              650,563       4,227     (2,512)     652,278
Equity securities                   48,751         ---       (254)      48,497
------------------------------------------------------------------------------
  Total                           $699,314      $4,227    $(2,766)    $700,775
==============================================================================





                                           December 31, 1996
                                           -----------------
                                      Held-to-maturity Securities
                                      ---------------------------


                                                Gross        Gross
                                Amortized  Unrealized   Unrealized    Estimated
In Thousands                         Cost       Gains       Losses   Fair Value
-------------------------------------------------------------------------------
U.S. Treasury securities and
  obligations of U.S.
  government agencies
  and corporations                 $ 48,300      $  ---    $ (1,404)    $ 46,896
Obligations of states and
  political subdivisions             71,789       2,595        (201)      74,183
Other asset-based securities        107,537         ---        (716)     106,821
Mortgage-backed securities          588,942         799     (12,951)     576,790
--------------------------------------------------------------------------------
    Total                          $816,568      $3,394    $(15,272)    $804,690
================================================================================


The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.



                                      December 31, 1997
                                      -----------------
                                Available-for-sale Securities
                                 -----------------------------

                                         Amortized   Estimated
In Thousands                                  Cost  Fair Value
--------------------------------------------------------------
Due in one year or less                   $ 11,387    $ 11,490
Due after one year through five years      264,291     265,512
Due after five years through 10 years       15,706      14,619
Due after 10 years                             567       2,096
--------------------------------------------------------------
                                           291,951     293,717
Mortgage-backed securities                  57,796      59,810
Other                                       54,998      54,556
--------------------------------------------------------------
 Total                                    $404,745    $408,083
==============================================================

                                       December 31, 1997
                                       -----------------
                                  Held-to-maturity Securities
                                  ---------------------------

                                          Amortized   Estimated
In Thousands                                   Cost  Fair Value
---------------------------------------------------------------
Due in one year or less                  $      435  $      435
Due after one year through five years         4,401       4,412
Due after five years through 10 years       456,122     458,277
Due after 10 years                          198,927     201,426
---------------------------------------------------------------
                                            659,885     664,550
Mortgage-backed securities                  549,758     544,372
---------------------------------------  ----------  ----------
 Total                                   $1,209,643  $1,208,922
=======================================  ==========  ==========


The amortized cost of securities pledged to secure repurchase agreements and government, public and trust deposits was $1,255,126,000 and $992,773,000 at December 1997 and 1996, respectively.


Note E - Loans
Analyses of loans outstanding by category were as follows:

                                                 December 31
                                          ------------------------
 In Thousands                                    1997         1996
------------------------------------------------------------------
Commercial, financial and agricultural     $  512,534   $  466,830
Real estate - construction                    241,334      170,188
Real estate - mortgage                        781,826      602,064
Consumer                                    1,045,420    1,086,104
Lease financing                                30,046       22,790
Unearned discounts                             (2,193)          (3)
------------------------------------------------------------------
                                            2,608,967    2,347,973
Allowance for loan losses                     (43,297)     (35,514)
------------------------------------------------------------------
Net loans                                  $2,565,670   $2,312,459
==================================================================


The Company and its subsidiaries have granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $66,910,000 and $44,696,000 at December 31, 1997 and 1996, respectively. During 1997, $69,705,000 of new loans to related parties were made and payments totaled $47,491,000.

Note F - Allowance for Loan Losses
Changes in the allowance for loans losses were as follows:

                                           Year Ended December 31
                                       -------------------------------
In Thousands                                  1997      1996      1995
----------------------------------------------------------------------
Balance at beginning of year               $35,514   $29,010   $24,310
Provision for loan losses                   17,013    14,134     9,750
Increase due to acquisitions                   625       288       ---
Decrease due to loan sale                      ---      (403)      ---
Loans charged off, net of recoveries of
 $2,944 in 1997, $2,823 in 1996 and
 $2,199 in 1995                             (9,855)   (7,515)   (5,050)
----------------------------------------------------------------------
Balance at end of year                     $43,297   $35,514   $29,010
======================================================================


Note G - Non-performing Assets and Past Due Loans

There were no non-accrual loans at December 31, 1997 or 1996. There were no restructured loans at December 31, 1997 or 1996. Accruing loans past due 90 days or more were $3,134,000 and $3,482,000 at December 31, 1997 and 1996,
respectively.


Note H - Premises and Equipment
The following is a summary of the premises and equipment accounts:



                                                    December 31
                                                  ----------------
In Thousands                                         1997     1996
------------------------------------------------------------------
Land                                              $ 2,911  $ 2,240
Premises                                            2,364    2,364
Furniture and equipment                            35,140   29,828
Leasehold improvements                             18,340   13,839
Construction in progress                              161      146
------------------------------------------------------------------
                                                   58,916   48,417
Less accumulated depreciation and amortization     31,512   26,618
------------------------------------------------------------------
 Premises and equipment, net                      $27,404  $21,799
==================================================================


Note I - Deposits
Analyses of deposits outstanding by category were as follows:


                                                   December 31
                                              ----------------------

In Thousands                                        1997        1996
--------------------------------------------------------------------
Non-interest-bearing                          $  417,748  $  352,676
Money market checking                            286,555     275,471
Savings                                           83,626      79,599
Money market savings                             943,422     970,838
Certificates of deposit less than $100,000       899,027     728,249
Certificates of deposit $100,000 and over        620,864     569,597
--------------------------------------------------------------------
  Total                                       $3,251,242  $2,976,430
====================================================================

The time deposit maturities at December 31 for the next five years and thereafter are as follows:


(In thousands)
---------------------------------------------------------------------
1998                                                       $1,347,990
1999                                                          129,831
2000                                                           18,930
2001                                                           10,387
2002                                                            6,282
Thereafter                                                      6,471
---------------------------------------------------------------------
Total                                                      $1,519,891
=====================================================================


Note J - Lease Commitments

The Company leases land, certain bank premises and equipment. Total rental expense for all operating leases is as follows:



  Year Ended December 31
------------------------

In Thousands                1997    1996    1995
------------------------  ------  ------  ------

Minimum rentals           $6,043  $5,024  $4,456
Contingent rentals           155     852     823
------------------------  ------  ------  ------

  Total                   $6,198  $5,876  $5,279
========================  ======  ======  ======


        The contingent rentals are based on additional usage of equipment in excess of a specified minimum. Also, for land and bank premises, contingent rentals are based on escalation and parity clauses for real estate.

        Future minimum payments, by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1997:



In Thousands
--------------
1998            $ 5,342
1999              4,639
2000              4,048
2001              3,706
2002              3,083
Thereafter       14,338
--------------  -------
Total           $35,156
==============  =======


        The various leases on the land and bank premises may be renewed for periods of five to 70 years upon the expiration of the respective leases.


Note K - Credit Facilities

        During 1997, the Company obtained numerous advances from the Federal Home Loan Bank totaling $384 million. The advances ranged from $15 million to $130 million at floating interest rates equal to one month LIBOR, which ranged from 5.38 percent to 5.94 percent. Maturity dates ranged from January 14, 1998, until March 24, 2000. At December 31, 1997, the Company had pledged as collateral $346,489,000 of its loans secured by mortgages on one-to-four family residential properties and certain securities totaling $245,683,000.


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

        Future minimum payments, by year and in the aggregate, related to the advances with initial or remaining terms of one year or more, consisted of the following at December 31, 1997:


In Thousands
--------------
1998            $ 67,002
1999             268,821
2000              27,647
2001               9,837
2002              10,382
Thereafter         6,195
--------------  --------
Total           $389,884
==============  ========


        Other borrowed funds and long-term debt at December 31, 1997 and 1996, consisted primarily of the following unsecured term notes of the Company's lead subsidiary National Bank of Commerce (NBC):


In Thousands
------------

  Term notes originated October 23 and December 11, 1987, bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on three-year United States Treasury notes. The next reprice date for the notes is 2000. At December 31, 1997, the rates ranged from 5.63 percent to 5.81 percent, maturing October 23 and
     December 11, 2007.                                                 $5,347

  Term notes originated December 3 and December 17, 1987, bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on United States Treasury notes. The next reprice date for the notes is 2000. At December 31, 1997, the rates ranged from 5.67 percent to 5.74 percent, maturing December 3 and December 17,
     2007.                                                              $1,025
                                                                        ------

  Total                                                                 $6,372
  =====                                                                 ======


        On August 24, 1996, NBC issued $150 million in regular floating-rate bank notes due August 24, 1998, which are included in long-term debt. Interest is payable monthly on the 24th day of each month. The interest rate for each interest period will be reset monthly based on the one-month London interbank offered rate plus a spread of .09 percent. The rates ranged from 5.47 percent to
6.03 percent during the year. This rate was approximately 6.03 percent at December 31, 1997. The notes are not redeemable or repayable prior to maturity.

        At December 31, 1997, the Company had available $27 million in unsecured lines of credit with other financial institutions consisting of a $5 million line of credit which is contractual in nature and requires no compensating balances or fees and expires May 31, 1998, and a $22 million line of credit which expires December 31, 2005. There were no borrowings against these lines during 1997.


Note L - Floating Rate Capital Trust Pass-through Securities

        On March 20, 1997, National Commerce Trust I (the "Trust"), a Delaware business trust wholly owned by the Company, completed its sale of $50 million of Floating Rate Capital Trust Pass-through Securities (the "Capital Securities") which bear interest at a variable annual rate equal to LIBOR plus 0.98 percent (6.79 percent at December 31, 1997).

        The Trust used the net proceeds from the sale of the Capital Securities to purchase a like amount of Floating Rate Junior Subordinated Deferred Interest Debentures due 2027 (the "Subordinated Debt Securities") of the Company. The Subordinated Debt Securities, which also bear interest at a variable annual rate equal to LIBOR plus 0.98 percent, are the sole assets of the Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements. The Company is using the proceeds from the sale of the Subordinated Debt Securities for general corporate purposes.

        The Company has fully and unconditionally guaranteed all of the obligations of the Trust. The guarantee covers the distributions and payments on liquidation or redemption of the Capital Securities but only to the extent of funds held by the Trust.

        The Subordinated Debt Securities mature and become due and payable, together with any accrued and unpaid interest, if any, on April 1, 2027. The Subordinated Debt Securities are unsecured and are effectively subordinated to all existing and future liabilities of the Company. The Company has the right, at any time, so long as no event of default has occurred, to defer payments of interest on the Subordinated Debt Securities for a period not to exceed 20 consecutive quarters.


        The proceeds from the Capital Securities qualify as Tier 1 capital with respect to the Company under the risk-based capital guidelines established by the Federal Reserve.


Note M - Stock Options

        The Company's 1994 Stock Plan reserved 3,100,000 shares of the Company's common stock for use under the Plan. Options become exercisable in equal parts over the succeeding five years from the date of grant. Unoptioned shares under previous plans were transferred to reserved shares for the 1994 Plan. The 1990 Stock Plan reserved an additional 1,350,000 shares of the Company's common stock for the granting of options and restricted stock to key employees. The 1990 Plan amended the Company's 1986 Stock Option Plan and merged such amended and restated plan into the 1990 Stock Plan. Options became exercisable in equal parts over the succeeding five to 10 years under the 1986 and 1990 Plans. Under the Share NCBC program of the Plan, eligible officers may buy shares from the Company's discount brokerage subsidiary to qualify to participate in the program. If the officer holds the qualifying shares and remains employed for two years, such officer receives two options for each share purchased which become fully exercisable at the end of the two-year period. The Plans are restricted to eligible officers and key employees. In 1997 shareholders approved a two million share addition to the option reserve. The following amounts reflect the effect of all stock dividends and splits declared through 1997:


                                        1997                          1996
                              ---------------------------   --------------------------

                                                WEIGHTED                      Weighted
                                                 AVERAGE                       average
                                                EXERCISE                      exercise
                               OPTIONS             PRICE     Options             price
---------------------------------------------------------------------------------------
Outstanding January 1        3,165,104           $ 4.095   3,443,032            $ 8.500
Granted                        810,880           $19.252     532,826            $15.132
Exercised                     (810,530)          $ 8.571    (713,590)           $ 4.563
Cancelled                      (70,962)          $12.979     (97,164)           $11.259
---------------------------------------------------------------------------------------
Outstanding December 31      3,094,492           $13.050   3,165,104            $ 9.704
---------------------------------------------------------------------------------------

Exercisable at year end      1,872,886           $12.473   1,966,594            $ 9.224
Unoptioned shares            1,214,622                       123,780
Total shares reserved        4,309,114                     3,288,884

Weighted average fair
 value of options granted
 during the year                                 $ 6.350                        $ 4.400
---------------------------------------------------------------------------------------

        Exercise prices for options outstanding as of December 31, 1997, ranged from $4.666 to $35.625. The weighted average remaining contractual life of those options is approximately five and one-quarter years. Exercise prices for options outstanding as of December 31, 1996, ranged from $4.329 to $18.875. The weighted average remaining contractual life of those options was approximately six and one-half years.

        The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of
6.0 percent, 6.5 percent and 6.0 percent; dividend yields of 2.0 percent, 2.3 percent and 2.9 percent; volatility factors of the expected market price of the Company's common stock of .35, .30 and .18; and a weighted average expected life of the option of five years.


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


        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31 is as follows:



-------------------------------------------------------------------

In Thousands, Except Per Share Amounts       1997     1996     1995
-------------------------------------------------------------------
Pro forma net income                      $68,684  $57,255  $48,969

Pro forma earnings
 per share:

    Basic                                 $  1.40  $  1.17  $  0.99
    Diluted                               $  1.36  $  1.14  $  0.97

Note N - Debt and Dividend Restrictions

        In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1997, $32,293,000 of undistributed earnings of the banking subsidiaries, included in consolidated retained earnings, was available for distribution to the Company as dividends without prior regulatory approval. For the thrift subsidiaries the undistributed earnings are such that any dividend restrictions would not prevent the payment of routine dividends.

        Under Federal Reserve regulations, the banking subsidiaries are also limited as to the amount they may loan to affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1997, the maximum amount available for transfer from the banking subsidiaries to the Company in the form of loans approximated 11 percent of consolidated net assets. There were no loans from the subsidiaries to the Company at December 31, 1997.

Note O - Employee Benefit Plans

        The Company has a defined benefit non-contributory pension plan covering substantially all of its full-time employees who have served continuously for one year. Amounts determined under ERISA are funded annually. Benefits are based on compensation and years of service.


        The following tables set forth the plan's status and amounts recognized in the Company's consolidated financial statements:


                                                          December 31
                                                      -------------------

In Thousands                                            1997       1996
--------------------------------------------------------------------------

Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested
    benefits of $40,889 at December 31, 1997, and
    $37,413 at December 31, 1996                      $ 42,782   $ 39,020
-------------------------------------------------------------------------

Projected benefit obligation for services rendered
  to date                                              (50,211)   (45,274)
Plan assets at fair value (stocks and bonds)            59,076     48,243
-------------------------------------------------------------------------

Plan assets in excess of projected
  benefit obligation                                     8,865      2,969
Unrecognized net assets                                   (633)    (1,696)
Unrecognized net loss                                    2,225      7,676
Unrecognized prior service cost                         (1,580)    (1,731)
-------------------------------------------------------------------------
Prepaid pension cost included in other assets         $  8,877   $  7,218
-------------------------------------------------------------------------


                                               Year Ended December 31
                                               ----------------------

In Thousands                                1997       1996      1995
--------------------------------------------------------------------------

Net pension cost (credit) included the
  following components:

    Service cost - benefits earned
      during the period                   $  1,496   $ 1,499   $ 1,210

    Interest cost on projected
      benefit obligation                     3,386     3,088     2,941
    Actual gain on plan assets             (13,548)   (7,944)   (6,254)

    Net amortization and deferral            8,302     3,438     2,193
---------------------------------------------------------------------------

Net periodic pension expense (credit)        ($364)  $    81   $    90
---------------------------------------------------------------------------


        The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25 percent and 4.50 percent, respectively, at December 31, 1997, and 7.75 percent and 4.25 percent, respectively, at December 31, 1996. The expected long-term rate of return on plan assets was
10.50 percent in 1997 and 10.25 percent in 1996. The assumed normal retirement age was 65 in 1997 and 1996.

        The Company and its subsidiaries previously maintained an Employee Stock Ownership Plan (ESOP) which was generally available to all full-time employees. Annual contributions to this plan, which were discretionary, were $400,000 in 1995. During 1996, the Company approved a plan to merge the ESOP into the Company's Taxable Income Retirement Account Plan (TIRA).


        TIRA Plan participants can elect to defer a percentage of their annual earnings, subject to the maximum amount allowed of $10,000. The Company matches participants' basic contributions up to a specified percentage of basic contributions. The TIRA Plan and the Retirement Plan net assets include equity securities of the Company.


Note P - Other Employee Benefits

        In addition to the Company's defined benefit pension plan, the Company sponsors retirement medical and life insurance plans that provide post-retirement healthcare and life insurance benefits.


        The plan is contributory and contains other cost-sharing features such as deductibles and coinsurance. The Company's policy to fund the cost of medical benefits to employees varies by age and service at retirement. Employees must retire under the pension plan to be eligible for retiree life insurance benefits.

        The following table represents the plan's funded status reconciled with amounts recognized in the Company's statement of income:

                                                        December 31
                                                ----------------------------

In Thousands                                      1997      1996      1995
---------------------------------------------------------------------------

Accumulated post-retirement benefit
  obligation (APBO):

  Retirees                                      $(2,593)  $(2,778)  $(3,217)

  Fully eligible active plan participants           ---       ---       (91)
  Other active plan participants                    ---       ---    (2,265)
---------------------------------------------------------------------------

Post-retirement benefit obligation in excess

  of plan assets                                 (2,593)   (2,778)   (5,573)

Unrecognized transition obligation                  304       324     3,003

Unrecognized net loss                               746     1,114     1,047
Unrecognized prior service cost                    (592)     (634)      ---
Accrued expense                                 $(2,135)  $(1,974)  $(1,523)
---------------------------------------------------------------------------


        Both the retiree medical and life insurance plans were amended during 1996. The amendment to the retiree medical plan reduced the APBO by $2,872,000. This amount was used to offset the unrecognized transition obligation of $2,238,000 and the remaining amount of $634,000 was amortized as negative prior service cost during in 1997. The retiree life insurance benefit was eliminated for retirements after December 31, 1996.


        Net periodic post-retirement benefits costs include the following components:

                                                  Year Ended  December 31
                                                  -----------------------

In Thousands                                         1997   1996   1995
-----------------------------------------------------------------------
Service cost                                        $  18  $ 189  $ 142
Interest cost                                         181    414    387
Net amortization and deferral                          11    211    191
-----------------------------------------------------------------------
Net periodic post-retirement benefits cost          $ 210  $ 814  $ 720
-----------------------------------------------------------------------

        The weighted average annual assumed rate of increase in the per capita cost of covered enefits (i.e., healthcare cost trend rate) is 7.25 percent for 1997 and 10 percent for 1996 and is assumed to decrease gradually to 5.5 percent for 2005 and thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed healthcare cost trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1997, by approximately $260,000 and the aggregate of the service and interest cost components of net periodic post-retirement benefit costs for 1997 by approximately $187,000. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7.25 percent and 7.50 percent at December 31, 1997 and 1996, respectively.

        The Company also provides healthcare and various other benefits primarily to its full-time employees through its Flex*Ability plan. This plan allows employees to choose the coverages they desire. The costs of these benefits are shared between the Company and the employee. This is accomplished by giving flex credits to participating employees to help reduce their costs.

        Components of other non-interest expense which exceed 1 percent of total revenues for the three years ended December 31 were as follows:




(In Thousands)                  1997    1996    1995
-----------------------------------------------------

Non-interest expense
  Broker/dealer commissions    $2,818  $3,446  $3,484
  Sales promotion expense      $4,607  $5,900     ---
  FDIC assessment                 ---     ---  $2,725

Note Q - Income Taxes

        The Company accounts for income taxes using the liability method required by SFAS No. 109, "Accounting for Income Taxes."

        The components of the provision for income taxes for the three years ended December 31 were:



In Thousands             1997      1996      1995
---------------------------------------------------

Federal:
 Current               $36,077   $28,116   $23,008
 Deferred (credits)     (2,363)   (1,079)   (1,866)
--------------------------------------------------

                        33,714    27,037    21,142
 State                   1,259     2,542     2,136
--------------------------------------------------
   Income taxes        $34,973   $29,579   $23,278
--------------------------------------------------

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are summarized as follows:

                                                    December 31
                                            -----------------------
 In Thousands                                    1997     1996
-------------------------------------------------------------------
 Deferred tax assets:
   Provision for loan losses over charge-offs    $16,669  $13,450
   Other                                           1,741    2,049
-------------------------------------------------------------------
     Total deferred tax assets                    18,410   15,499
-------------------------------------------------------------------
Deferred tax liabilities:
  Net unrealized gains on
   available-for-
   sale securities                                1,439      786
  Pension costs                                   2,036    1,885
  SFAS No. 91 net deferred costs                  3,299    2,755
  Other                                           2,676    2,825
-------------------------------------------------------------------
    Total deferred tax liabilities                9,450    8,251
-------------------------------------------------------------------
    Net deferred tax assets                      $8,960   $7,248
-------------------------------------------------------------------

Income taxes varied from the amount computed at the statutory federal income tax rate as follows:


                                    1997              1996             1995
                             ----------------- ----------------- -----------------
In Thousands                   AMOUNT        %   Amount        %   Amount        %
----------------------------------------------------------------------------------
Federal income tax
 at statutory rate            $36,665   35.00%  $30,482   35.00%  $25,310   35.00%
Add (deduct):
  State income taxes net
   of federal tax benefits        820     .78     1,652    1.90     1,388    1.92
  Non-taxable interest
   income                      (2,480)  (2.37)   (2,677)  (3.07)   (3,700)  (5.12)
  Other items, net                (32)   (.02)      122     .13       280     .39
----------------------------------------------------------------------------------
     Income taxes              $34,973   33.39%  $29,579   33.96%  $23,278   32.19%
----------------------------------------------------------------------------------


        Income taxes (credits) applicable to securities gains (losses) for 1997, 1996 and 1995 which are included in the provision for income taxes were $30,800, $1,000 and $89,000, respectively.

Note R - Commitments and Contingent Liabilities

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

        The Company's maximum exposure to credit loss at December 31 was as follows:

In Thousands                      1997      1996
--------------------------------------------------

Loan commitments                $669,307  $560,095
Standby letters of credit         39,465  $ 41,428
Commercial letters of credit       2,064  $  3,691
--------------------------------------------------

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

        The Company's agreements modify the interest characteristics of its outstanding debt from a fixed- to a floating-rate basis. These agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the financial statements. At December 31, 1997, the notional amount of interest rate agreements was $60 million.


        The Company's broker-dealer subsidiary, for trading purposes, enters into transactions involving financial instruments with off-balance-sheet risk in order to meet the financing and hedging needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include forward contracts, when issued contracts and options written. All such contracts are for United States Treasury, federal agency or municipal securities. These financial instruments involve varying degrees of credit and market risk. The contract amounts of those instruments reflect the extent of involvement in particular classes of financial instruments. Risks arise from the possible inability of counter parties to meet the terms of their contracts and from movements in securities' market values and interest rates. The extent of the Company's involvement in financial instruments with off-balance-sheet risk as of December 31, 1997, was as follows:

In Thousands                      1997     1996
-------------------------------------------------
Forward contracts:
  Commitments to purchase       $ 93,475  $44,373
  Commitments to sell           $170,549  $45,976
When issued contracts:
  Commitments to purchase       $  7,799  $15,778
  Commitments to sell           $  5,819  $17,287
Option contracts:
  Written option contracts      $  5,500      ---
  Purchased option contracts    $  5,500      ---
--------------------------------------------------

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

        Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to total assets (as defined) of 8 percent, 4 percent and 4 percent, respectively. Management believes, as of December 31, 1997, that the Company exceeds all capital adequacy requirements to which it is subject.

        As of December 31, 1997, the most recent regulatory notification categorized the Company and its banking subsidiaries as well capitalized. Well-capitalized institutions are required to maintain a total capital to risk-weighted assets ratio of at least 10 percent, a Tier 1 capital to risk-weighted assets ratio of at least 6 percent and a Tier 1 capital to total assets (leverage ratio) of at least 5 percent. There are no conditions or events since that notification that management believes have changed the institution's category.

        The Company and NBC's actual capital amounts and ratios are presented in the following table :




                                 The Company             NBC
                                   Actual               Actual
In Thousands                  ----------------     --------------
                              Amount     Ratio     Amount   Ratio
-----------------------------------------------------------------

As of December 31, 1997
Total capital (to risk-
 weighted assets)              $429,936   13.86%  $265,883  12.43%

Tier 1 capital (to risk-
 weighted assets)              $391,112   12.61%  $239,114  11.18%

Tier 1 capital (to total
 assets)                       $391,112    8.69%  $239,114   7.50%


As of December 31, 1996

Total capital (to risk-
 weighted assets)              $342,828   12.30%  $231,066  11.48%

Tier 1 capital (to risk-
 weighted assets)              $307,981   11.05%  $206,223  10.24%

Tier 1 capital (to total
 assets)                       $307,981    7.66%  $206,223   7.15%

Note T - National Commerce Bancorporation Financial Information (Parent Company
Only)

Balance Sheets

                                                          December 31
                                                        ---------------

In Thousands                                             1997      1996
--------------------------------------------------------------------------

ASSETS

  Cash*                                              $  3,036  $    205
  Securities available for sale                        29,414       ---
  Investments in :
    Bank subsidiaries*                                294,660   273,541
    Non-bank subsidiaries*                             64,598    33,083
  Other                                                16,343     7,030
--------------------------------------------------------------------------
      Total assets                                   $408,051  $313,859
--------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

  Accounts payable and accrued liabilities           $  6,028  $    530

  Debenture payable                                    49,875       ---

  Stockholders' equity                                352,148   313,329
--------------------------------------------------------------------------

    Total liabilities and stockholders' equity       $408,051  $313,859
--------------------------------------------------------------------------


*Eliminated in consolidation.



Statements of Income

                                                          Year Ended December 31
                                                      -----------------------------

In Thousands                                             1997      1996      1995
-----------------------------------------------------------------------------------
 Income:
 Dividends from bank and thrift subsidiaries*         $30,331   $47,045   $26,330

 Dividends from non-bank subsidiaries*                    ---     5,500     2,500
 Interest and other income from bank subsidiaries*      1,412        50       132
 Other                                                    311      (250)      ---
-----------------------------------------------------------------------------------
                                                        32,054    52,345    28,962
 Expenses:
 Salaries and employee benefits                            47        63        50
 Interest on debenture                                  2,626       ---       ---
 Other                                                  1,176      (567)    2,138
-----------------------------------------------------------------------------------
                                                        3,849      (504)    2,188
Income before income taxes (credits) and
 equity in undistributed earnings
 of subsidiaries                                       28,205    52,849    26,774
Income taxes (credits)                                   (706)      116      (808)
-----------------------------------------------------------------------------------
                                                       28,911    52,733    27,582

Equity in undistributed net income of:
  Bank and thrift subsidiaries                          29,290    (1,457)   15,653
  Non-bank subsidiaries                                 11,579     6,237     5,800
-----------------------------------------------------------------------------------
   Net income                                          $69,780   $57,513   $49,035
-----------------------------------------------------------------------------------

*Eliminated in consolidation.

Statements of Cash Flows

                                                               Year Ended December 31
                                                            ---------------------------
 In Thousands                                                1997       1996       1995
------------------------------------------------------------------------------------------
 Operating activities:
   Net income                                               $ 69,780   $ 57,513   $ 49,035
 Adjustments to reconcile net income to net
   cash provided by operating activities:
     Undistributed earnings of subsidiaries                  (18,645)    (4,780)   (21,453)
     (Increase) decrease in other assets                      (9,313)     1,438        522
     Increase (decrease) in liabilities                       10,607       (810)       442
------------------------------------------------------------------------------------------
       Net cash provided by operating
         activities                                           52,429     53,361     28,546

Investing activities:
   Investment in subsidiaries                                (32,766)    (9,298)   (12,000)
   Purchase of available-for-sale securities                 (29,617)      ---        ---
 ------------------------------------------------------------------------------------------
       Net cash used in investing activities                 (62,383)    (9,298)   (12,000)

Financing activities:
   Proceeds from debenture                                    49,875        ---        ---
   Cash used to repurchase/retire stock                      (18,129)   (30,581)       ---
   Proceeds from exercise of stock options                     3,516      3,829      2,163
   Cash dividends paid                                       (22,529)   (19,367)   (17,300)
   Other                                                          52        ---        ---
------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities      12,785    (46,119)   (15,137)
------------------------------------------------------------------------------------------
     Increase (decrease) in cash                               2,831     (2,056)     1,409
Cash at beginning of year                                        205      2,261        852
------------------------------------------------------------------------------------------
    Cash at end of year                                       $3,036       $205     $2,261
------------------------------------------------------------------------------------------



  Note U - Quarterly Results of Operations (Unaudited)
                                                                       Quarter
                                                        -------------------------------------
In Thousands, Except Per Share Amounts                  First     Second    Third    Fourth
---------------------------------------------------------------------------------------------

1997:
Interest income                                         $79,337   $83,519   $87,138  $86,999
Interest expense                                         41,434    43,656    45,115   43,967
Net interest income                                      37,903    39,863    42,023   43,032
Provision for loan losses                                 3,454     3,551     4,280    5,728
Other income                                             17,596    18,820    20,010   26,059
Securities gains                                             (1)       30         2     (111)
Other expenses                                           29,000    30,468    30,535   33,457
Income before income taxes                               23,044    24,694    27,220   29,795
Income taxes                                              7,929     8,585     9,175    9,284
Net income                                              $15,115   $16,109   $18,045  $20,511
Net income per common share*:
  Basic                                                 $  0.31   $  0.33   $  0.37  $  0.42
  Diluted                                               $  0.30   $  0.32   $  0.36  $  0.40
---------------------------------------------------------------------------------------------
1996:
Interest income                                         $67,250   $70,445   $72,420  $76,452
Interest expense                                         34,919    36,615    39,026   40,541
Net interest income                                      32,331    33,830    33,394   35,911
Provision for loan losses                                 2,842     4,453     4,149    2,690
Other income                                             14,931    19,118    18,654   16,932
Securities gains (losses)                                    25      (257)      194       41
Other expenses                                           24,421    27,356    25,579   26,519
Income before income taxes                               20,024    20,882    22,514   23,672
Income taxes                                              6,748     7,119     7,789    7,923
Net income                                              $13,276   $13,763   $14,725  $15,749
Net income per common share*:
  Basic                                                 $  0.27   $  0.28   $  0.30  $  0.32
  Diluted                                               $  0.27   $  0.27   $  0.30  $  0.31
--------------------------------------------------------------------------------------------

* The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with SFAS No. 128, "Earnings Per Share."