Form 10-K405, Exhibit 13
period 1998-12-31
NATIONAL COMMERCE BANCORPORATION
filed 1999-03-26
CIK 101844

                                                                      EXHIBIT 13

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

     The purpose of this discussion is to focus on important factors affecting the Company's financial condition and results of operations. Reference should be made to the consolidated financial statements (including the notes thereto), the selected financial data and other consolidated financial statements presented elsewhere in this report for an understanding of the following discussion and analysis. In this discussion, net interest income and net interest margin are presented on a fully taxable equivalent basis. All per share data is adjusted to reflect all stock dividends and stock splits declared through December 31, 1998.

     RESULTS OF OPERATIONS

     For the year ended December 31, 1998, net income totaled $85,141,000, a $15,361,000 or 22.0 percent increase over 1997 net income of $69,780,000. Net income increased by $12,267,000 or 21.3 percent in 1997. Basic earnings per share were $.85 in 1998, compared to $.71 in 1997 and $.59 in 1996. Diluted earnings per share were $.83 in 1998, compared to $.69 in 1997 and $.57 in 1996. For 1998, return on average assets was 1.66 percent, compared to 1.58 percent in 1997 and 1.51 percent in 1996. Return on average equity (excluding unrealized gains or losses on investment securities) was 22.15 percent in 1998, compared to 20.92 percent in 1997 and 19.44 percent in 1996.
          Net interest income, the difference between interest earned on loans and investments and interest paid on interest-bearing liabilities, increased by $31,374,000 or 18.7 percent in 1998, increased by $26,895,000 or 19.1 percent in 1997 and increased by $14,830,000 or 11.8 percent in 1996. The increase in 1998 reflects a $48,171,000 or 14.1 percent increase in interest income and a $16,797,000 or 9.6 percent increase in total interest expense. The increase in interest income was the result of a $369,950,000 or 14.7 percent increase in average loans and a $209,866,000 or 13.4 percent increase in average investment securities, offset by a decrease in the average yield on earning assets from 8.24 percent in 1997 to 8.18 percent in 1998. The increased volume of average earning assets (partially funded by an increase of $171,076,000 in average non-interest-bearing liabilities, net of non-interest-earning assets) positively impacted interest income by approximately $50 million, while the decreased yield on average earning assets negatively impacted interest income by approximately $2 million. Interest expense increased in 1998, reflecting a $538,198,000 or 14.8 percent increase in average outstanding interest-bearing liabilities, and a decrease in the cost of interest-bearing liabilities from 4.79 percent in 1997 to 4.58 percent in 1998. The decrease in the rate paid on interest-bearing liabilities reduced interest expense by approximately $7 million and the increase in average outstandings negatively affected interest expense by approximately $24 million. The 1997 increase in net interest income was primarily the result of an increase in earning assets and an increase of $64,194,000 in average non-interest-bearing liabilities, net of non-interest-earning assets. The net interest margin (taxable equivalent net interest income as a percentage of average earning assets) was 4.17 percent in 1998, compared to 4.04 percent in 1997 and 3.89 percent in 1996. The yield on earning assets was 8.18 percent in 1998, compared to 8.24 percent in 1997 and 8.08 percent in 1996. The cost of interest-bearing liabilities was 4.58 in 1998, compared to 4.79 percent in 1997 and 4.78 percent in 1996.

          The Company's provision for loan losses was $9,599,000 for 1998, compared to $17,013,000 for 1997 and $14,134,000 for 1996. The 1998
     provision was primarily the result of loan growth. Net loan charge-offs were $7,610,000 (.26 percent of average loans, net of unearned discounts) in 1998, compared to $9,855,000 (.39 percent of average loans, net of unearned discounts) in 1997, and $7,515,000 (.35 percent of average loans, net of unearned discounts) in 1996.

          The allowance for loan losses at December 31, 1998, was $49,122,000 or
     1.54 percent of loans, net of unearned discounts, compared to $43,297,000 or 1.66 percent of loans at December 31, 1997, and $35,514,000 or 1.51 percent of net loans at December 31, 1996.

                             [GRAPH APPEARS HERE]


                             [GRAPH APPEARS HERE]

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES
                                               Management's Discussion continued




Following is a comparison of non-earning assets and accruing loans past due 90 days or more for the years ended December 31, 1998, 1997 and 1996:




In Thousands                                      1998      1997      1996
--------------------------------------------------------   -------   -------
Non-accrual loans                                $  533    $   --    $   --
Renegotiated loans                                    0        --        --
Other real estate owned                             442        --        --
-------------------------------------------------------    ------    ------
Total non-earning assets                         $  975    $   --    $   --
=======================================================    ======    ======

Accruing loans past due  90 days or more         $4,218    $3,134    $3,482

Percentage of total loans                          0.13%     0.12%     0.15%

     There were no non-performing assets at December 31, 1997 or 1996. Based on the regulatory definition, the Company has no "Highly Leveraged Transactions"
(HLTs). The Company also has no loans involving syndicated leveraged buyouts
(LBOs). Management believes that the allowance for loan losses is adequate to provide for inherent losses in the loan portfolio.

     Non-interest income (excluding securities gains or losses) increased $2,189,000 or 2.7 percent in 1998. Non-interest income increased $12,853,000 or
18.5 percent in 1997. Included in 1997 non-interest income was a net gain of $8 million relating to the sale of substantially all of the Company's credit card receivables. The net income impact of the credit card sale was an after-tax gain of $1,784,000 ($.02 per share) for the year and the fourth quarter of 1997. All other sources of non-interest income including broker-dealer revenue, trust service income, service charge income, fuel card processing income and in-store banking licensing income increased a net of $10,766,000 or 16.9 percent. Securities gains totaled $197,000 in 1998, and securities losses totaled $80,000 in 1997.

     Non-interest expenses (excluding the provision for loan losses) increased by $16,844,000 or 13.6 percent in 1998, primarily reflecting increased employment and other expenses relating to new products and locations, and increased promotional expenses of new loan and deposit gathering campaigns. Total non-interest expenses increased by $19,585,000 or 18.9 percent in 1997, primarily for the same reasons.


                              [GRAPH APPERS HERE]


                              [GRAPH APPERS HERE]

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Management's Discussion continued



                FINANCIAL CONDITION

                The Company functions as a financial intermediary, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The following comparison of daily average balances indicates how the Company has managed its sources and uses of funds:


                SOURCES AND USES OF FUNDS TRENDS

                                       1998           1997-1998            1997          1996-1997                     1996
                                    Average    Increase (Decrease)        Average        Increase (Decrease)         Average
                                              ----------------------                   ----------------------
In Thousands                        Balance      Amount            %      Balance          Amount           %        Balance
--------------------------------   ----------    --------   ---------    ----------       --------      -----       ----------
Funding Uses

Interest-earning assets:

 Loans, net of unearned
 discounts                       $2,883,277    $369,950        14.7%    $2,513,327       $382,517       18.0%       $2,130,810

 Securities:

   Taxable                        1,633,577     202,482        14.1      1,431,095        163,560       12.9         1,267,535

   Non-taxable                      146,053       7,384         5.3        138,669         (5,037)      (3.5)          143,706

 Trading account securities          51,163      20,375        66.2         30,788          1,631        5.6            29,157

 Federal funds sold and
   securities purchased under
   agreements to resell              34,938      18,438       111.7         16,500         (6,888)     (29.5)           23,388

 Time deposits in banks              19,083         872         4.8         18,211          1,227        7.2            16,984
--------------------------------  -----------  ----------  ----------   -----------      ---------     ------       ----------
Total interest-earning assets     4,768,091     619,501        14.9      4,148,590        537,010       14.9         3,611,580

Other uses                          346,035      89,773        35.0        256,262         55,728       27.8           200,534
--------------------------------  -----------  ----------  ----------   -----------      ---------     ------       ----------
    Total funding uses           $5,114,126    $709,274        16.1%    $4,404,852       $592,738       15.5%       $3,812,114
=============================================  ==========  ==========   ===========      =========     ======       ==========

Funding Sources

Interest-bearing liabilities:

  Interest-bearing deposits      $3,046,283     $419,893       16.0%    $2,626,390       $279,820       11.9%       $2,346,570

   Federal funds purchased and
   securities sold under
   agreements to repurchase         470,349       24,486        5.5        445,863        109,136       32.4           336,727

   Other borrowed funds and
   long-term debt                   655,279       93,819       16.7        561,460         83,860       17.6           477,600
--------------------------------  -----------  ----------  ----------   -----------      ---------     ------       ----------
Total Interest-bearing
liabilities                       4,171,911      538,198       14.8      3,633,713        472,816       15.0         3,160,897

Non-interest-bearing deposits       413,724       85,301       26.0        328,423         22,434        7.3           305,989

Capital trust pass-through
securities                           49,891       11,812       31.0         38,079         38,079      100.0                 -

Stockholders' equity                384,342       50,814       15.2        333,528         37,702       12.7           295,826

Other sources                        94,258       23,149       32.6         71,109         21,707       43.9            49,402
--------------------------------  -----------  ----------  ----------   -----------      ---------     ------       ----------
        Total funding sources    $5,114,126     $709,274       16.1%    $4,404,852       $592,738       15.5%       $3,812,114
=============================================  ==========  ==========   ===========      =========     ======       ==========


                                 Average loans, the largest use of funds,
                            increased $370 million or 14.7 percent in 1998 and $383 million or 18.0 percent in 1997. Increases in consumer loans, real estate construction and mortgage loans and commercial loans were the primary reasons for the increases in 1998 and 1997. For 1998 and 1997 the growth in all loan categories reflects increased demand and consumer loan promotions.

                                 Total securities (excluding the trading
                            account), another major use of funds, increased by $210 million or 13.4 percent in 1998. Taxable securities increased by $202 million or 14.1 percent, reflecting increases in both fixed- and variable-rate federal agency securities. Non-taxable securities increased by $7 million or 5.3 percent, reflecting decreased investment in bank-qualified municipal investments. Total securities increased by $158 million

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                               Management's Discussion continued



     or 11.2 percent in 1997. The 1997 increase reflects increa ses in both fixed-and variable-rate federal agency securities and non-taxable securities. The Company accounts for securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires an adjustment of the securities portfolio to market value for those designated as available for sale, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. This year-end adjustment increased the securities portfolio by $2.3 million and increased stockholders' equity by $1.4 million at December 31, 1998, and increased the securities portfolio by $3.7 million and increased stockholders' equity by $2.3 million at December 31, 1997.

          Trading account securities increased by $20 million or 66.2 percent in 1998 and $2 million or 5.6 percent in 1997. These changes are a result of brokerage activities at NBC Capital Markets Group, Inc.

          Federal funds sold and securities purchased under agreements to resell increased by $18 million or 111.7 percent in 1998 and decreased by $7 million or 29.5 percent in 1997, representing excess funds not otherwise employed in loans or investment securities.


          Time deposits in other banks increased by $1 million or 4.8 percent in 1998 and increased by $1 million or 7.2 percent in 1997. This is a readily manageable asset and balances are maintained at levels which are based on operating needs. Total interest-earning assets increased by $620 million or
     14.9 percent in 1998, compared to an increase of $537 million or 14.9 percent in 1997. As described below, the growth in 1998 and 1997 was funded primarily by increases in interest-bearing deposits, other borrowed funds and stockholders' equity.

          Total average deposits increased by $505 million or 17.1 percent in 1998, compared to an increase of $302 million or 11.4 percent in 1997. Total interest-bearing deposits increased $419 million or 16.0 percent and total non-interest-bearing deposits increased $85 million or 26.0 percent in 1998, reflecting current market trends, compared to an increase of $280 million or 11.9 percent in interest-bearing deposits and an increase of $22 million or 7.3 percent in non-interest-bearing deposits in 1997.

          Federal funds purchased and securities sold under agreements to repurchase increased $24 million or 5.5 percent in 1998, compared to an increase of $109 million or 32.4 percent in 1997. These changes were primarily the result of the availability of overnight funds purchased from downstream correspondent banks.

          Other borrowed funds, primarily Federal Home Loan Bank advances and bank notes, increased $94 million or 16.7 percent in 1998, compared to an increase of $84 million or 17.6 percent in 1997. These advances and notes are partially the result of asset/liability management decisions matching certain earning assets (first mortgage and consumer installment loans) against these advances at positive rate spreads.

          In March 1997, the Company issued $49,875,000 in floating rate capital trust pass-through securities ("capital securities"). The proceeds of this issue are being used by the Company for general corporate purposes and may be counted as Tier 1 capital.

          For 1999, the Company anticipates loan demand and deposit growth similar to that which occurred in 1998 due to expansion in existing markets in Tennessee, Virginia, North Carolina, Arkansas, Mississippi and Georgia. The Company expects continued back-office expense control and continued increases in non-interest income. The resulting pre-tax income should be sufficient to realize the benefits of the Company's deferred tax assets referenced in Note R.


                             [GRAPH APPEARS HERE]

NATIONAL COMMERCE BANCORPORTION AND SUBSIDIARIES

Management's Discussion continued




Liquidity And Interest Rate Sensitivity Management
     Weighted average variable rates are based on the implied forward rates in the yield curve at the reporting date:

1998 Market Risk Disclosure

                                                              Principal Amount Maturing in                            Fair Value
                              ---------------------------------------------------------------------------------------------------
Dollar Amounts in Thousands          1999         2000        2001        2002       2003   Thereafter    Total    Dec 31, 1998
-----------------------------------------     ---------    --------   ---------   --------  ----------  --------  ---------------
RATE-SENSITIVE ASSETS:
Fixed interest rate loans     $   514,196     $458,567    $481,546    $358,591   $369,870   $135,104   $2,317,874    $2,407,000
   Average interest rate            8.56%        8.95%       8.75%       8.76%      8.38%      8.40%        8.67%
Variable interest rate loans  $   592,424     $ 51,002    $ 43,138    $ 48,510   $ 57,014   $ 86,755   $  878,843    $  883,000
   Average interest rate            8.25%        7.75%       7.75%       7.75%      7.75%      7.75%        8.09%
Fixed interest rate
securities                    $ 1,060,661     $ 64,198    $100,429    $ 85,502   $ 70,017   $244,477   $1,625,284    $1,631,000
   Average interest rate            6.55%        6.10%       6.17%       6.59%      6.23%      6.26%        6.45%
Variable interest rate
   securities                 $    26,493     $ 13,514    $ 13,364    $ 11,028   $ 10,012   $398,671   $  473,082    $  472,000
   Average interest rate            6.36%        6.18%       6.18%       6.17%      6.16%      6.16%        6.17%
RATE-SENSITIVE ASSETS:
Non-interest-bearing
checking                      $   291,679     $ 46,878    $ 49,527    $ 44,287   $ 49,527        --    $  481,898    $  482,000
   Average interest rate               --           --          --          --         --        --            --            --
Savings and interest-bearing
     checking                 $   563,268     $286,164    $283,600    $291,463   $284,970        --    $1,709,465    $1,709,000
   Average interest rate            3.16%        3.16%       3.16%       3.16%      3.16%        --         3.16%
Time deposits                 $ 1,337,339     $356,798    $ 17,106    $ 10,094   $  6,524   $ 28,051   $1,755,912    $1,783,000
   Average interest rate            5.30%        5.67%       5.83%       5.93%      5.71%      4.70%        5.35%
Fixed interest rate
borrowings                    $    17,199     $ 12,624    $  9,824    $ 10,352   $  6,611   $681,372   $  737,982    $  738,000
   Average interest rate            5.46%        5.41%       5.40%       5.40%      5.37%      4.94%        4.98%
Variable interest rate
borrowings                    $   441,829     $150,000          --           --         --        --   $  591,829    $  592,000
   Average interest rate            4.26%        5.60%          --           --         --        --        4.55%

RATE-SENSITIVE DERIVATIVE FINANCIAL INSTRUMENTS:
Pay fixed/receive variable
  Interest rate swaps         $   110.00
     Average pay rate              5.20%
     Average receive rate          5.53%
* Interest rate swaps are cancelable after one year.

1997 Market Risk Disclosure

                                                              Principal Amount Maturing in                           Fair Value
                              ---------------------------------------------------------------------------------------------------
Dollar Amounts in Thousands          1998         1999        2000        2001       2002   Thereafter    Total    Dec 31, 1997
-----------------------------------------     ---------    --------   ----------  --------  ----------  --------  ---------------
RATE-SENSITIVE ASSETS:
Fixed interest rate loans     $   333,371     $381,479    $292,494    $209,302   $160.438   $417,861   $1,794,945    $1,825,000
   Average interest rate            9.06%        8.71%       9.02%       9.04%      8.98%      8.97%        8.95%
Variable interest rate loans  $   556,264     $ 49,570    $ 19,555    $ 21,738   $ 47,402   $109,493   $  814.022    $  817,000
   Average Interest rate            9.03%        8.50%       8.42%       8.50%      8.50%      8.50%        8.87%
Fixed Intrest rate securities $   730,655     $107,697    $ 29,666    $ 24,512   $ 33,765   $196,261   $1,122,556    $1,127,000
   Average Interest rate            6.94%        6.60%       6.08%       5.75%      5.86%      6.00%        6.67%
variable interest rate
securities                    $     8,656     $  7,623    $  6,483    $  5,148   $  5,419   $462,269   $  495,598    $  490,000
    Average interest rate           6.52%        6.50%       6.50%       6.50%      6.50%      6.50%        6.50%
Other interest-bearing
assets                        $   139,634           --         --           --         --         --   $  139,634    $  139,000
   Average interest rate            6.32%           --         --           --         --         --        6.32%
RATE-SENSITIVE LIABILITIES:
Non-interest-bearing checking $   296,107     $ 36,000    $ 38,000    $ 34,000   $ 13,641         --   $  417,748    $  401,000
    Average interest rate              --           --          --          --         --         --           --
Savings and interest-bearing
checking                      $   433,489     $220,000    $218,000    $224,000   $218,114         --   $1,313,603     $1,264,000
Average Interest rate               3.24%        3.24%       3.24%       3.24%      3.24%         --        3.24%
Time deposits                 $ 1,347,990     $129,831    $ 18,930    $ 10,387   $  6,282   $  6,471   $1,519,891     $1,502,000
   Average interest rate            5.52%        6.18%       6.31%       6.01%      5.78%      5.90%        5.59%
Fixed Interest rate
borrowings                    $    16,997     $ 74,797    $ 12,651    $  9,828   $ 10,442   $  6,169   $  130,884     $  131,000
   Average Interest rate            5.48%        5.85%       5.60%       5.40%      5.40%      5.37%        5.69%
Variable Interest rate
borrowings                    $   888,709           --          --          --         --         --   $  888,709     $  870,000
   Average Interest rate            5.40%           --          --          --         --         --        5.40%

     Due to the Company not utilizing significant derivative positions to manage interest rate risk, the Company manages interest rate risk with an Asset/Liability Management Committee comprised of senior management personnel from each key banking function.

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

          Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the Prime rate are much more interest rate sensitive than long-term, fixed-rate securities and fixed-rate loans. Similarly, time deposits of $100,000 and over and money market certificates and accounts are much more interest rate sensitive than savings accounts. The shorter term interest rate sensitivities are the key to measurement of the interest sensitivity gap, or difference between interest-sensitive-earning assets or interest-sensitive-bearing liabilities or vice versa. Trying to minimize this gap is a continual challenge in a changing interest rate environment and one of the objectives of the Company's asset/liability management strategy. Company policy states that the six-month cumulative gap shall be no more than 12 percent of total assets and the one-year cumulative gap, no more than 15 percent. At year-end 1998 and 1997, both six-month and one-year cumulative gaps were within these parameters.

          The adjacent market risk tables provide information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities and liabilities with contractual maturities, the tables present principal cash flows and related weighted average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits (e.g. DDA, interest checking, savings and money market deposits) that have no contractual maturity the tables present principal cash flows and, as applicable, related weighted average interest rates based on the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.


     CAPITAL RESOURCES

     Total average assets increased by 16.1 percent in 1998, 15.5 percent in 1997 and 18.6 percent in 1996. Correspondingly, total average equity capital increased by 15.2 percent in 1998, 12.7 percent in 1997 and 8.6 percent in 1996.

          The percentage of average equity capital to average assets was 7.52 percent in 1998, 7.57 percent in 1997 and 7.76 percent in 1996. The internal capital growth rate was 13.95 percent in 1998, 14.17 percent in 1997 and 12.89 percent in 1996. These growth rates are the result of a return on average equity of 22.15 percent in 1998, 20.92 percent in 1997 and 19.44 percent in 1996. A stock repurchase program was authorized in 1996 for 8 million shares over two years and in 1997 for 6 million shares over the two years ended 1998 and 1999 for purposes of offsetting stock issuances planned for stock option and other employee benefit plans. During 1998, 1,856,560 shares of common stock were repurchased at a cost of $34,023,284, compared to 1,406,690 shares of common stock repurchased in 1997 at a cost of $18,129,000 and 4,099,712 shares repurchased in 1996 at a cost of $30,581,000.

                             [GRAPH APPEARS HERE]

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Managament's Discussion continued




          The Company's management plans to continue its efforts to increase the return on average equity while maintaining a consistent dividend ratio in order to achieve continued internal capital growth.

          The Company accounts for securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This resulted in an increase of $1.4 million to 1998 year-end stockholders' equity and an increase of $2.3 million to 1997 year-end stockholders' equity.

          The following ratios in the table on selected capital information do not include the effect of SFAS No. 115 on Tier 1 capital, total capital or total risk-weighted assets.

          At December 31, 1998, the Company did not have any material commitments which would require an expenditure of capital funds. However, there are regulatory constraints placed on the Company's capital. The FDIC Improvement Act (FDICIA), effective December 19, 1992, established capital levels for the five capital categories created by the law. These capital categories range from the highest category, well-capitalized institutions, to the lowest category, critically under-capitalized institutions. The federal banking regulatory agencies each issued substantially the same regulations on a joint basis to establish a uniform approach to the capital categories and supervisory procedures. Well-capitalized institutions are required to maintain a total capital to risk-weighted assets ratio of at least 10 percent, a Tier 1 capital to risk-weighted assets ratio of at least 6 percent and a Tier 1 capital to total assets (leverage ratio) of at least 5 percent. As indicated in the table of selected capital information, the Company and its banking subsidiaries exceeded all minimum required capital ratios for well-capitalized institutions at December 31, 1998.

SELECTED CAPITAL INFORMATION

                                                         December 31
                                                  -------------------------
In Thousands                                         1998          1997
----------------------------------------------    -----------   -----------
CAPITAL:
Stockholders' equity                              $  408,549    $  352,148
Capital trust pass-through securities                 49,896        49,884
Less:
  Unrealized gains on securities, net of taxes         1,398         2,250
  Goodwill and other deductions                        8,604         8,670
----------------------------------------------    -----------   -----------
    Tier 1 capital                                   448,443       391,112
Qualifying allowance for loan losses                  47,549        38,824
----------------------------------------------    -----------   -----------
    Total capital                                 $  495,992    $  429,936
==============================================    ==========    ==========
Total risk-weighted assets                        $3,802,356    $3,101,457
==============================================    ==========    ==========

RATIOS:
Total capital to risk-weighted assets                  13.04%        13.86%
Tier 1 capital to risk-weighted assets                 11.79         12.61
Tier 1 capital to total assets
  (leverage ratio)                                      8.03          8.69
Average equity to assets                                7.52          7.57

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

                              NATIONAL COMMERCE BANCORPORATION AND SUBSIDIAIRIES

                                               Management's Discussion continued



     YEAR 2000 READINESS

     The "Year 2000 issue" is a term used to describe the problems created by computer systems that are unable to accurately interpret dates after December 31, 1999. It arises because many software programs use only two digits to specify the year rather than four. Unless modified, such programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send statements or engage in similar normal business activities.

          Management recognized the unique worldwide challenge of the Year 2000 issue several years ago, and in 1996 appointed a task force of senior officers to develop and oversee execution of a comprehensive action plan for identifying and addressing the technical and business risks associated with the century date change. The resultant project plan incorporates procedures recommended by the Federal Financial Institutions Examination Council and is employed throughout the organization. The Year 2000 project has been assigned highest priority. The audit committee of the board of directors is regularly advised of the status of the Company's Year 2000 readiness efforts.

          The Company engages the services of third-party software vendors and service providers for most of its mission critical business applications. In addressing the Year 2000 issue, the Company's plan analyzes how the Year 2000 will impact its operations, including monitoring the status of its service providers and evaluating alternatives. Most of the Company's major vendors and service providers have completed Year 2000 renovation and provided compliant versions of mission critical systems. It is anticipated that the Company's implementation and validation of these systems will be substantially complete by March 31, 1999.

          The Company's Year 2000 plan also includes assessing risks associated with its major borrowers, funds providers and other external counterparties who may encounter Year 2000 related problems. Questionnaires, letters, verbal communication and published readiness statements are being used to evaluate exposure. These assessment efforts and the evaluation of alternatives will continue through the remainder of 1999.

          The Company has business continuity plans in place that cover its current operations. As part of its Year 2000 preparations, the plans are being expanded to address reasonably likely failure scenarios for critical information systems, external relationships and the embedded systems in its critical facilities. These plans are designed to provide methods of returning to normal activities while minimizing the impact of any disruptions on operations. The Company expects Year 2000 contingency planning to be substantially complete by June 30, 1999.

          Given the Company's significant use of third-party software vendors, incremental costs of the Year 2000 project, which exclude the costs to upgrade and replace systems in the ordinary course of business, are not expected to be material to the consolidated results of operations or financial position. The Company has reallocated some internal resources from non-critical activities to assist with the Year 2000 project. These reallocations are not expected to have a material impact on the Company's ongoing business operations. No mission critical information technology projects have been deferred due to Year 2000 efforts.

          Management believes the efforts described above will provide reasonable assurance that Year 2000 issues will be addressed successfully and without adverse impact on our customers, shareholders and business partners.


     FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. All statements in this annual report that are not historical facts or that express expectations and projections with respect to future matters are "forward-looking statements" for the purpose of the safe harbor provided by the Act.

          The Company cautions readers that such forward-looking statements, including, without limitation, those relating to future business initiatives and prospects, revenues, working capital, liquidity, capital needs, interest costs and income and Year 2000 remediation efforts, wherever they occur in this document or in other statements attributable to the Company, are necessarily estimates reflecting the best judgment of the Company's senior management. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

          Such forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this document. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include significant fluctuations in interest rates, inflation, economic recession, significant changes in the federal and state legal and regulatory environment, significant underperformance in the Company's portfolio of outstanding loans and competition in the Company's markets. Other factors set forth from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission should also be considered.

          The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

                                                                                                 December 31
                                                                                         ------------------------------
Dollar Amounts in Thousands                                                                 1998                   1997
--------------------------------------------------------------------------------------------------        -------------
Assets
Cash and cash equivalents:

  Interest-bearing deposits with other bank                                             $   20,092           $   18,293

  Cash and non-interest-bearing deposits                                                   224,875              206,191

  Federal funds sold and securities purchased under agreements to resell                    66,883               23,009
--------------------------------------------------------------------------------------------------           ----------
        Total cash and cash equivalents                                                    311,850              247,493

Available-for-sale securities (amortized cost - $718,989
  at December 31, 1998, and $404,745 at December 31, 1997)                                 721,268              408,083

Held-to-maturity securities (market value - $1,381,692
  at December 31, 1998, and $1,208,922 at December 31, 1997)                             1,377,102            1,210,071

Trading account securities                                                                  62,737               98,332

Loans, net of unearned discounts                                                         3,197,673            2,608,967

     Less allowance for loan losses                                                         49,122               43,297
--------------------------------------------------------------------------------------------------           ----------
          Net loans                                                                      3,148,551            2,565,670

Premises and equipment, net                                                                 37,382               27,404

Broker/dealer customer receivables                                                           2,505                7,695

Other assets                                                                               149,659              127,263
--------------------------------------------------------------------------------------------------           ----------
          Total assets                                                                  $5,811,054           $4,692,011
--------------------------------------------------------------------------------------------------           ----------

Liabilities and Stockholders' Equity

LIABILITIES

Deposits:

     Non-interest-bearing                                                               $  481,898           $  417,748

     Interest-bearing                                                                    3,465,377            2,833,494
--------------------------------------------------------------------------------------------------           ----------
          Total deposits                                                                 3,947,275            3,251,242

Federal funds purchased and securities sold under agreements to repurchase                 591,829              423,573

Broker/dealer customer payables                                                                714                   59

Accounts payable and accrued liabilities                                                    74,809               68,969

Federal Home Loan Bank advances                                                            731,610              389,884

Other borrowed funds and long-term debt                                                      6,372              156,252
--------------------------------------------------------------------------------------------------           ----------
          Total liabilities                                                              5,352,609            4,289,979

Capital trust pass-through securities                                                       49,896               49,884

STOCKHOLDERS' EQUITY

Preferred stock, no par value -- authorized 5,000,000 shares, none issued

Common stock, par value $2 per share - authorized 175,000,000 shares, issued
 and outstanding 101,442,799 in 1998 and 48,851,987 in 1997                                202,885               97,704

Additional paid-in capital                                                                  30,744               52,524

Retained earnings                                                                          173,522              199,670

Accumulated other comprehensive income                                                       1,398                2,250
--------------------------------------------------------------------------------------------------           ----------
          Total stockholders' equity                                                       408,549              352,148
--------------------------------------------------------------------------------------------------           ----------
          Total liabilities and stockholders' equity                                    $5,811,054           $4,692,011
--------------------------------------------------------------------------------------------------           ----------

See notes to consolidated financial statements.

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                               Consolidated Statements of Income

                                                                                      Year Ended December 31
                                                                                 -------------------------------
In Thousands, Except Per Share Amounts                                            1998        1997        1996
-----------------------------------------------------------------------------------------   --------    ---------
Interest Income
Loans                                                                            $260,253   $229,204    $190,879

Securities:

  Taxable                                                                         108,575     96,421      83,797

  Non-taxable                                                                       7,789      7,488       7,765
-----------------------------------------------------------------------------------------   --------    --------
                                                                                  116,364    103,909      91,562

Trading account securities                                                          3,073      1,857       1,777

Other                                                                               3,897      2,023       2,349
-----------------------------------------------------------------------------------------   --------    --------
        Total interest income                                                     383,587    336,993     286,567
-----------------------------------------------------------------------------------------   --------    --------
Interest Expense

Deposits                                                                          134,186    119,159     107,965

Short-term borrowings                                                              22,744     22,665      16,546

Federal Home Loan Bank advances                                                    27,904     23,032      23,025

Long-term debt                                                                      6,135      9,316       3,565
-----------------------------------------------------------------------------------------   --------    --------
        Total interest expense                                                    190,969    174,172     151,101
-----------------------------------------------------------------------------------------   --------    --------
        Net interest income                                                       192,618    162,821     135,466

Provision for loan losses                                                           9,599     17,013      14,134
-----------------------------------------------------------------------------------------   --------    --------
        Net interest income after provision for loan losses                       183,019    145,808     121,332
-----------------------------------------------------------------------------------------   --------    --------
Other Income

Trust service income                                                               10,135      9,284       8,719

Service charges on deposits                                                        18,716     16,664      14,292

Other service charges and fees                                                     17,997     12,819      10,902

Broker/dealer revenue                                                              20,441     13,115      10,079

Investment securities gains (losses)                                                  197        (80)          3

Other                                                                              17,385     30,603      25,640
-----------------------------------------------------------------------------------------   --------    --------
        Total other income                                                         84,871     82,405      69,635
-----------------------------------------------------------------------------------------   --------    --------
Other Expenses

Salaries and employee benefits                                                     65,550     56,501      48,468

Occupancy expense                                                                  11,966     10,552       8,517

Furniture and equipment expense                                                     5,605      4,851       3,848

Other                                                                              57,183     51,556      43,042
-----------------------------------------------------------------------------------------   --------    --------
        Total other expenses                                                      140,304    123,460     103,875
-----------------------------------------------------------------------------------------   --------    --------
Income before income taxes                                                        127,586    104,753      87,092

Income taxes                                                                       42,445     34,973      29,579
-----------------------------------------------------------------------------------------   --------    --------
        Net income                                                               $ 85,141   $ 69,780    $ 57,513
-----------------------------------------------------------------------------------------   --------    --------
Net income per common share-basic                                                $    .85   $    .71    $    .59
-----------------------------------------------------------------------------------------   --------    --------
Net income per common share-diluted                                              $    .83   $    .69    $    .57
-----------------------------------------------------------------------------------------   --------    --------
Weighted average shares outstanding-basic                                         100,551     97,997      98,188
-----------------------------------------------------------------------------------------   --------    --------
Weighted average shares outstanding-diluted                                       102,884    101,369     100,196
-----------------------------------------------------------------------------------------   --------    --------

See notes to consolidated financial statements.

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

                                                                                         Year Ended December 31
                                                                                --------------------------------------
In Thousands                                                                        1998          1997         1996
--------------------------------------------------------------------------------------------   ----------   ----------
Operating Activities

Net income                                                                      $    85,141    $  69,780    $  57,513

Adjustments to reconcile net income to net cash provided by operating activities:

     Provision for loan losses                                                        9,599       17,013       14,134

     Provision for depreciation and amortization                                      7,584        5,453        3,227

     Amortization of securities premiums and (accretion of discounts), net           (2,683)        (422)          11

     Deferred income taxes                                                           (1,384)      (2,363)      (1,079)

     (Increase) decrease in trading account securities                               35,595      (66,520)     (11,653)

     Realized securities (gains) losses                                                (197)          80           (3)

     Decrease in broker/dealer customer receivables                                   5,190        4,004        1,745

     (Increase) decrease in interest receivable                                     (12,800)       1,690        1,838

     (Increase) decrease in other assets                                             19,081      (18,300)     (28,429)

     Increase (decrease) in broker/dealer customer payables                             655         (943)        (269)

     Increase (decrease) in interest payable                                          8,266        1,765         (315)

     Increase in accounts payable and accrued liabilities                             6,018       12,784       23,388
-------------------------------------------------------------------------------------------    ---------    ---------
        Net cash provided by operating activities                                   160,065       24,021       60,108

Investing Activities

Available-for-sale securities:

     Proceeds from maturities of securities                                         530,760      347,836       78,456

     Proceeds from sales of securities                                              223,463       81,351      289,492

     Purchases of securities                                                     (1,022,592)    (109,081)    (557,647)

Held-to-maturity securities:

     Purchases of securities                                                       (828,168)    (457,066)    (149,707)

     Proceeds from maturities of securities                                         617,791       38,709       94,738

Net increase in loans                                                              (592,480)    (270,224)    (422,848)

Purchases of premises and equipment                                                 (17,562)     (10,499)      (6,644)
-------------------------------------------------------------------------------------------    ---------    ---------
        Net cash used in investing activities                                    (1,088,788)    (378,974)    (674,160)

Financing Activities

Net increase in demand deposits, NOW accounts and savings accounts                  460,012       52,767      249,372

Net increase in certificates of deposit                                             236,021      222,045      152,288

Net increase (decrease) in federal funds purchased and securities
  sold under agreements to repurchase                                               168,256      125,163     (106,336)

Net increase (decrease) in Federal Home Loan Bank advances                          341,726       (6,225)      23,310

Issuance (repayment) of bank notes                                                 (149,868)         ---      149,684

Net proceeds from issuance of capital trust pass-through securities                     ---       49,884          ---

Proceeds from exercise of stock options                                               2,401        3,516        3,829

Cash dividends                                                                      (31,532)     (22,529)     (19,367)

Other                                                                                   ---           52          ---

Repurchase of common stock                                                          (33,936)     (18,129)     (30,581)
-------------------------------------------------------------------------------------------    ---------    ---------
        Net cash provided by financing activities                                   993,080      406,544      422,199
-------------------------------------------------------------------------------------------    ---------    ---------

        Increase (decrease) in cash and cash equivalents                             64,357       51,591     (191,853)

        Cash and cash equivalents at beginning of year                              247,493      195,902      387,755

-------------------------------------------------------------------------------------------    ---------    ---------
        Cash and cash equivalents at end of year                                $   311,850    $ 247,493    $ 195,902
-------------------------------------------------------------------------------------------    ---------    ---------

See notes to consolidated financial statements.

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                 Consolidated Statements of Stockholders' Equity

                                                                                                      Accumulated
                                                                            Additional                   Other
                                                   Number of      Common      Paid-in    Retained    Comprehensive
Dollar Amounts in Thousands                          Shares        Stock      Capital    Earnings        Income        Total
-------------------------------------------------------------    --------    --------    --------    -------------  ---------
Balance at January 1, 1996                         24,834,581    $ 49,669    $ 80,605    $161,878        $ 4,527     $296,679
-----------------------------------------------   -----------    --------    --------    --------    -------------  ---------
Add (deduct):
  Net income                                                                               57,513                      57,513
  Unrealized loss on available-for-sale
   securities, net of taxes                                                                               (3,297)      (3,297)
                                                                                                                    ---------
    Comprehensive income                                                                                               54,216
                                                                                                                    ---------
  Common stock issued upon
   exercise of stock options                          346,433         693       3,136                                   3,829
  Cash dividends declared ($.20 per share)                                                (19,367)                    (19,367)
  Tax benefit of stock options exercised                                        2,405                                   2,405
  Shares repurchased/canceled                      (1,024,928)     (2,050)    (28,531)                                (30,581)
  Common stock issued for acquisitions                229,116         458       4,148                                   4,606
  Other                                                                                     1,542                       1,542
-----------------------------------------------   -----------    --------    --------    --------    -------------   --------
Balance at December 31, 1996                       24,385,202      48,770      61,763     201,566            1,230    313,329
-----------------------------------------------   -----------    --------    --------    --------    -------------   --------
Add (deduct):
  Net income                                                                               69,780                      69,780
  Unrealized gain on available-for-sale
   securities, net of taxes                                                                                  1,020      1,020
                                                                                                                     --------
    Comprehensive income                                                                                               70,800
                                                                                                                     --------
  Common stock issued upon
   exercise of stock options                          517,120       1,034       2,482                                   3,516
  Cash dividends declared ($.23 per share)                                                (22,529)                    (22,529)
  Tax benefit of stock options exercised                                        5,109                                   5,109
  Shares repurchased/cancelled                       (699,845)     (1,400)    (16,729)                                (18,129)
  2 for 1 stock split effected in the form
   of a dividend                                   24,590,490      49,181                 (49,181)
  Other                                                59,020         119        (101)         34                          52
-----------------------------------------------   -----------    --------    --------    --------    -------------   --------
Balance at December 31, 1997                       48,851,987      97,704      52,524     199,670            2,250    352,148
Restatement for poolings of interests               3,075,929       6,151         781      19,771                      26,703
-----------------------------------------------   -----------    --------    --------    --------    -------------   --------
Restated balance at December 31, 1997              51,927,916     103,855      53,305     219,441            2,250    378,851
-----------------------------------------------   -----------    --------    --------    --------    -------------   --------
Add (deduct):
  Net income                                                                               85,141                      85,141
  Unrealized loss on available-for-sale
   securities, net of taxes                                                                                  (852)       (852)
                                                                                                                     --------
    Comprehensive income                                                                                               84,289
                                                                                                                     --------
  Common stock issued upon
   exercise of stock options                          943,427       1,887         514                                   2,401
  Cash dividends declared ($.32 per share)                                                (31,532)                    (31,532)
  Tax benefit of stock options exercised                                        7,886                                   7,886
  Shares repurchased/cancelled                     (1,236,030)     (2,472)    (31,464)                                (33,936)
  2 for 1 stock split effected in the
   form of a dividend                              49,764,186      99,528                 (99,528)
  Other                                                43,300          87         503                                     590
-----------------------------------------------   -----------    --------    --------    --------    -------------   --------
Balance at December 31, 1998                      101,442,799    $202,885    $ 30,744    $173,522          $ 1,398   $408,549
-----------------------------------------------   -----------    --------    --------    --------    -------------   --------


See notes to consolidated financial statements.

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 1998

Note A.  Significant Accounting Policies

     BASIS OF PRESENTATION The accounting and reporting policies of the Company conform to generally accepted accounting principles and general practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     CONSOLIDATION The consolidated financial statements include the accounts of National Commerce Bancorporation and its subsidiaries (the Company). The consolidated group provides financial services principally to domestic markets. All significant intercompany transactions have been eliminated in consolidation.
     SECURITIES  In accordance with Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," securities available for sale are carried at market. The amortized cost of debt securities classified as available for sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Unrealized gains or losses on these securities are included in other comprehensive income. Securities which the Company intends to hold until maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Trading account securities consist of securities inventories held for the purpose of brokerage activities and are carried at market. Trading account income includes the effects of adjustments to market values. The adjusted cost of the specific securities sold is used to compute gains or losses on the sale of securities.
     INTEREST RATE SWAPS Net interest received or paid on an interest rate agreement that is a hedge against interest rate risks is recognized over the life of the contract as an adjustment to interest income (expense) of the hedged financial instrument.
     INTEREST INCOME Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Generally, the accrual of income is discontinued when the full collection of principal or interest is in doubt or when the payment of principal or interest has become contractually 90 days past due unless the obligation is both well secured and in the process of collection. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses.
     LOAN FEES AND COSTS Loan origination and commitment fees and certain direct costs are deferred and the net amount amortized as an adjustment of the related loans' yields, generally over the contractual life, or estimated economic life if shorter, of the related loans.
     PREMISES AND EQUIPMENT Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed generally by use of the straight-line method. Leasehold improvements are amortized over the period of the leases or the estimated lives of the improvements, whichever period is shorter.
     PROVISION FOR LOAN LOSSES For financial reporting purposes, the provision for loan losses charged to operating expense is based upon a credit review of the loan portfolio, past loan loss experience, current economic conditions and other pertinent factors which form a basis for determining the adequacy of the allowance for loan losses. The allowance is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio.
     EARNINGS PER SHARE All earnings per share amounts for all periods have been presented to conform to the Financial Accounting Standards Board (FASB) Statement No. 128 earnings per share requirements. In addition, all share and per share amounts have been retroactively restated for all stock dividends and splits declared through December 31, 1998.
     INCOME TAXES The Company and its subsidiaries file a consolidated federal income tax return. Each subsidiary provides for income taxes on a separate-return basis and remits to or receives from the Company amounts currently payable or receivable.
     Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."
     CASH FLOW INFORMATION Cash equivalents include cash, due from banks, federal funds sold and securities purchased under agreements to resell. Generally, federal funds are sold for one-day periods and securities purchased under agreements to resell are for periods of less than two weeks.
     During 1998, 1997 and 1996, interest paid was $183,003,000, $172,407,000 and $151,416,000, respectively. During 1998, 1997 and 1996, income taxes paid were $32,305,000, $30,783,000 and $27,385,000, respectively.
     RECLASSIFICATION Certain account reclassifications have been made to the 1997 and 1996 financial statements to conform with the 1998 presentation, none of which are material.
     STOCK-BASED COMPENSATION The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.
     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In June 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Because of the limited use of derivatives, the Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                                                 Notes continued

Note B - Disclosures About Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only, and do not impact carrying values of financial statement amounts.
     CASH AND CASH EQUIVALENTS The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.
     SECURITIES (Including Mortgage-backed Securities) Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.
     TRADING ACCOUNT ASSETS   Fair values for the Company's trading account
assets (including off-balance-sheet instruments), which also are the amounts recognized in the balance sheet, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.
     LOANS RECEIVABLE For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) and certain consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.
     DEPOSIT LIABILITIES The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.
     SHORT-TERM BORROWINGS The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.
     LONG-TERM BORROWINGS The fair values of the Company's long-term borrowings (other than deposits) are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.
     OFF-BALANCE-SHEET INSTRUMENTS The Company has commitments to extend credit and standby letters of credit. These types of credit are made at market rates; therefore, there would be no market risk associated with these credits which would create a significant fair value liability for the Company.

                                                              December 31, 1998
                                                     -----------------------------------
In Thousands                                         Carrying Amount      Fair Value
--------------------------------------------------   ---------------   -----------------
Financial assets:

Cash and cash equivalents                                 $  311,850          $  311,850

Available-for-sale securities                             $  721,268          $  721,268

Held-to-maturity securities                               $1,377,102          $1,381,692

Trading account securities                                $   62,737          $   62,737

Net loans                                                 $3,148,551          $3,289,838

Financial liabilities:

Deposits                                                  $3,947,275          $3,974,728

Federal funds purchased                                   $  591,829          $  591,829

Federal Home Loan Bank advances,
  other borrowed funds
  and long-term debt                                      $  737,982          $  737,909

Capital trust pass-through securities                     $   49,896          $   49,896

                                                               December 31, 1997
                                                     -----------------------------------
In Thousands                                         Carrying Amount      Fair Value
--------------------------------------------------   ---------------   -----------------
Financial assets:

Cash and cash equivalents                                 $  247,493          $  247,493

Available-for-sale securities                             $  408,083          $  408,083

Held-to-maturity securities                               $1,210,071          $1,208,922

Trading account securities                                $   98,332          $   98,332

Net loans                                                 $2,565,670          $2,654,364

Financial liabilities:

Deposits                                                  $3,251,242          $3,233,920

Federal funds purchased                                   $  423,573          $  423,573

Federal Home Loan Bank advances, other borrowed
  funds and long-term debt                                $  546,136          $  530,473

Capital trust pass-through securities                     $   49,884          $   49,884

Note C - Restrictions on Cash and Due From Banks
The Company's lead bank subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amounts of those reserve balances for the years ended December 31, 1998 and 1997, were approximately $9,253,000 and $4,131,000, respectively.

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Notes continued

NOTE D - Securities
The following is a summary of available-for-sale securities and held-to-maturity securities:

                                                 December 31, 1998
                                  --------------------------------------------------
                                           Available-for-sale Securities
                                  --------------------------------------------------
                                                 Gross         Gross
                                  Amortized    Unrealized   Unrealized    Estimated
In Thousands                         Cost        Gains        Losses      Fair Value
--------------------------------------------   ----------   -----------   ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                 $  318,000       $  716      $  (527)   $  318,189

Obligations of states and
 political subdivisions               67,083        1,273          (29)       68,327

Mortgage-backed securities           275,703          869          (53)      276,519
-------------------------------   ----------       ------      -------    ----------
Total debt securities                660,786        2,858         (609)      663,035

Equity securities                     58,203           30          ---        58,233
-------------------------------   ----------       ------      -------    ----------
  Total                           $  718,989       $2,888      $  (609)   $  721,268
===============================   ==========       ======      =======    ==========

                                                 December 31, 1998
                                  --------------------------------------------------
                                            Held-to-maturity Securities
                                  --------------------------------------------------
                                                 Gross         Gross
                                  Amortized    Unrealized   Unrealized    Estimated
In Thousands                         Cost        Gains        Losses      Fair Value
--------------------------------------------   ----------   -----------   ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                 $  568,596       $  140      $  (400)   $  568,336

Obligations of states and
 political subdivisions               80,777        4,849          (12)       85,614

Other asset-based securities          68,039        1,598         (378)       69,259

Mortgage-backed securities           659,690        2,687       (3,894)      658,483
-------------------------------   ----------       ------      -------    ----------
  Total                           $1,377,102       $9,274      $(4,684)   $1,381,692
===============================   ==========       ======      =======    ==========

                                                 December 31, 1997
                                  --------------------------------------------------
                                            Available-for-sale Securities
                                  --------------------------------------------------
                                                 Gross         Gross
                                  Amortized    Unrealized   Unrealized    Estimated
In Thousands                         Cost        Gains        Losses      Fair Value
--------------------------------------------   ----------   -----------   ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                 $  226,676       $  829      $  (543)   $  226,962

Obligations of states and
 political subdivisions               65,275        1,544          (64)       66,755

Mortgage-backed securities            57,796        2,025          (11)       59,810
-------------------------------   ----------       ------      -------    ----------
Total debt securities                349,747        4,398         (618)      353,527

Other                                 54,998          188         (630)       54,556
-------------------------------   ----------       ------      -------    ----------
  Total                           $  404,745       $4,586      $(1,248)   $  408,083
===============================   ==========       ======      =======    ==========

                                                 December 31, 1997
                                  --------------------------------------------------
                                             Held-to-maturity Securities
                                  --------------------------------------------------
                                                 Gross         Gross
                                  Amortized    Unrealized   Unrealized    Estimated
In Thousands                         Cost        Gains        Losses      Fair Value
--------------------------------------------   ----------   -----------   ----------
U.S. Treasury securities and
 obligations of U.S.
 government agencies
 and corporations                 $  471,928       $  198      $  (445)   $  471,681

Obligations of states and
 political subdivisions               71,654        4,373          (40)       75,987

Other asset-backed securities        116,731          285         (134)      116,882

Mortgage-backed securities           549,758        3,255       (8,641)      544,372
-------------------------------   ----------       ------      -------    ----------
Total                             $1,210,071       $8,111      $(9,260)   $1,208,922
===============================   ==========       ======      =======    ==========

The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                 December 31, 1998
                                           -----------------------------
                                           Available-for-sale Securities
                                           -----------------------------
                                            Amortized         Estimated
In Thousands                                   Cost           Fair Value
------------------------------------------------------        ----------
Due in one year or less                     $   23,783        $   24,099

Due after one year through five years           71,641            72,833

Due after five years through 10 years           83,788            83,983

Due after 10 years                             205,871           205,601
----------------------------------------    ----------        ----------
                                               385,083           386,516

Mortgage-backed securities                     275,703           276,519

Equity securities                               58,203            58,233
----------------------------------------    ----------        ----------
  Total                                     $  718,989        $  721,268
========================================    ==========        ==========

                                                 December 31, 1998
                                           -----------------------------
                                           Available-for-sale Securities
                                           -----------------------------
                                            Amortized         Estimated
In Thousands                                   Cost           Fair Value
------------------------------------------------------        ----------
Due in one year or less                     $    5,469        $    5,498

Due after one year through five years           11,948            12,171

Due after five years through 10 years          487,359           491,401

Due after 10 years                             212,636           214,139
----------------------------------------    ----------        ----------
                                               717,412           723,209

Mortgage-backed securities                     659,690           658,483
----------------------------------------    ----------        ----------
 Total                                      $1,377,102        $1,381,692
========================================   ===========        ==========

The amortized cost of securities pledged to secure repurchase agreements and government, public and trust deposits was $1,467,233,000 and $1,255,126,000 at December 1998 and 1997, respectively.

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                                                 Notes continued

Note E. Loans
Analyses of loans outstanding by category were as follows:

                                                    December 31
                                            ------------------------
In Thousands                                   1998          1997
-------------------------------------------------------   ----------
Commercial, financial and agricultural      $  592,136    $  512,534

Real estate - construction                     242,993       241,334

Real estate - mortgage                       1,153,717       781,826

Consumer                                     1,181,659     1,045,420

Lease financing                                 29,568        30,046

Unearned discounts                              (2,400)       (2,193)
-----------------------------------------   ----------    ----------
                                             3,197,673     2,608,967

Allowance for loan losses                      (49,122)      (43,297)
-----------------------------------------   ----------    ----------
Net loans                                   $3,148,551    $2,565,670
=========================================   ==========    ==========

     The Company and its subsidiaries have granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $78,940,000 and $66,910,000 at December 31, 1998 and 1997, respectively. During 1998, $56,610,000 of new loans to related parties were made and payments totaled $44,580,000.


Note F. Allowance for Loan Losses
Changes in the allowance for loans losses were as follows:

                                                          Year Ended December 31
                                                       -----------------------------
In Thousands                                            1998       1997       1996
--------------------------------------------------------------   --------   --------
Balance at beginning of year                          $43,297    $35,514    $29,010

Provision for loan losses                               9,599     17,013     14,134

Increase due to acquisitions                            3,836        625        288

Decrease due to loan sale                                 ---        ---       (403)

Loans charged off, net of recoveries of $4,039 in
 1998, $2,944 in 1997 and $2,823 in 1996               (7,610)    (9,855)    (7,515)
---------------------------------------------------   -------    -------    -------
Balance at end of year                                $49,122    $43,297    $35,514
===================================================   =======    =======    =======

Note G.  Non-performing Assets and Past Due Loans
There was $533,000 in non-accrual loans at December 31, 1998, and none at December 31, 1997. There were no restructured loans at December 31, 1998 or 1997. Accruing loans past due 90 days or more were $4,218,000 and $3,134,000 at December 31, 1998 and 1997, respectively.

Note H.  Premises and Equipment
The following is a summary of the premises and equipment accounts:

                                                                December 31
                                                          ------------------------
In Thousands                                                 1998          1997
--------------------------------------------------------------------   -----------
Land                                                      $    4,963    $    2,911

Premises                                                       5,543         2,364

Furniture and equipment                                       42,148        35,140

Leasehold improvements                                        21,695        18,340

Construction in progress                                       1,837           161
-------------------------------------------------------   ----------    ----------
                                                              76,186        58,916
Less accumulated depreciation
   and amortization                                           38,804        31,512
-------------------------------------------------------   ----------    ----------
  Premises and equipment, net                             $   37,382    $   27,404
=======================================================   ==========    ==========

Note I.  Deposits
Analyses of deposits outstanding by category were as follows:

                                                                 December 31
                                                           ------------------------
In Thousands                                                  1998         1997
---------------------------------------------------------------------   -----------
Non-interest-bearing                                       $  481,898    $  417,748

Money market checking                                         415,815       286,555

Savings                                                       109,094        83,626

Money market savings                                        1,184,556       943,422

Certificates of deposit less than $100,000                    867,207       899,027

Certificates of deposit $100,000 and over                     888,705       620,864
--------------------------------------------------------   ----------    ----------
  Total                                                    $3,947,275    $3,251,242
========================================================   ==========    ==========

   The time deposit maturities at December 31 for the next five years and thereafter are as follows:

In Thousands
--------------------------------------------------------   ----------
1999                                                       $1,337,339

2000                                                          356,798

2001                                                           17,106

2002                                                           10,094

2003                                                            6,524

Thereafter                                                     28,051
--------------------------------------------------------   ----------
  Total                                                    $1,755,912
========================================================   ==========

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Notes continued

Note J. Lease Commitments
The Company leases land, certain bank premises and equipment. Total rental expense for all operating leases is as follows:

                        Year Ended December 31
                        ------------------------
In Thousands             1998     1997     1996
---------------------   ------   ------   ------
Minimum rentals         $6,702   $6,043   $5,024

Contingent rentals         292      155      852
---------------------   ------   ------   ------
  Total                 $6,994   $6,198   $5,876
=====================   ======   ======   ======

     The contingent rentals are based on additional usage of equipment in excess of a specified minimum. Also, for land and bank premises, contingent rentals are based on escalation and parity clauses for real estate.
     Future minimum payments, by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1998:

In Thousands
--------------------------------------------------
1999                                       $ 6,370

2000                                         5,799

2001                                         5,218

2002                                         4,388

2003                                         3,483

Thereafter                                  13,550
----------------------------------------   -------
Total                                      $38,808
========================================   =======

     The various leases on the land and bank premises may be renewed for periods of five to 70 years upon the expiration of the respective leases.

Note K.  Credit Facilities
During 1998, the Company obtained numerous advances from the Federal Home Loan Bank totaling $675 million. The individual advances ranged from $10 million to $100 million. They bear interest at a fixed rate for the first year after their issue date, and thereafter may be converted, at the option of the Federal Home Loan Bank, to a floating rate equal to three-month LIBOR. During 1998, the fixed rates ranged from 4.73 percent to 5.15 percent, and the three-month LIBOR rate ranged from 5.07 percent to 5.72 percent. Maturity dates ranged from January 29, 2008, to July 22, 2013. At December 31, 1998, the Company had pledged as collateral $567,761,000 of its loans secured by mortgages on one-to-four family residential properties and certain securities totaling $467,660,000.
     During 1997, the Company obtained numerous advances from the Federal Home Loan Bank totaling $384 million. The advances ranged from $15 million to $130 million at floating interest rates equal to one-month LIBOR, which ranged from
5.38 percent to 5.94 percent. Maturity dates ranged from January 14, 1998, until March 24, 2000. At December 31, 1997, the Company had pledged as collateral $346,489,000 of its loans secured by mortgages on one-to-four family residential properties and certain securities totaling $245,683,000.
     Future minimum payments, by year and in the aggregate, related to the advances with initial or remaining terms of one year or more, consisted of the following at December 31, 1998:

In Thousands
-----------------------------------------  --------
1999                                       $ 14,725

2000                                         12,244

2001                                          9,906

2002                                         10,453

2003                                          5,329

Thereafter                                  678,953
-----------------------------------------  --------
  Total                                    $731,610
=========================================  ========

     Other borrowed funds and long-term debt at December 31, 1998 and 1997, consisted primarily of the following unsecured term notes of the Company's lead subsidiary National Bank of Commerce (NBC):

In Thousands
-----------------------------------------------------------------               -----------
Term notes originated October 23 and December 11, 1987, bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on three-year United States Treasury notes. The next reprice date for the notes is 2000. At December 31, 1998, the rates ranged from 5.63 percent to 5.81 percent, maturing October 23 and
   December 11, 2007.                                                                $5,347
Term notes originated December 3 and December 17, 1987, bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on United States Treasury notes. The next reprice date for the notes is 2000. At December 31, 1998, the rates ranged from 5.67 percent to 5.74 percent, maturing December 3 and December
   17, 2007.                                                                         $1,025
-----------------------------------------------------------------               -----------
Total                                                                                $6,372
=================================================================               ===========

     On August 24, 1996, NBC issued $150 million in regular floating-rate bank notes which were due August 24, 1998. Interest was payable monthly on the 24/th/ day of each month. The interest rate for each interest period was reset monthly based on the one-month LIBOR rate plus a spread of .09 percent. The rates ranged from 5.06 percent to 6.03 percent during the year. The notes were paid off in full at the maturity date.
     At December 31, 1998, the Company had available $7 million in unsecured lines of credit with other financial institutions consisting of a $5 million line of credit which is contractual

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                                                 Notes continued


in nature and requires no compensating balances or fees and expires May 31, 1999, and a $2 million line of credit which expires June 30, 1999. There were no borrowings against these lines during 1998.

Note L.  Floating Rate Capital Trust Pass-through Securities
On March 20, 1997, National Commerce Trust I (the "Trust"), a Delaware business trust wholly owned by the Company, completed its sale of $50 million of Floating Rate Capital Trust Pass-through Securities (the "Capital Securities") which bear interest at a variable annual rate equal to LIBOR plus 0.98 percent (6.05 percent and 6.79 percent at December 31, 1998 and 1997, respectively).
     The Trust used the net proceeds from the sale of the Capital Securities to purchase a like amount of Floating Rate Junior Subordinated Deferred Interest Debentures due 2027 (the "Subordinated Debt Securities") of the Company. The Subordinated Debt Securities, which also bear interest at a variable annual rate equal to LIBOR plus 0.98 percent, are the sole assets of the Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements. The Company is using the proceeds from the sale of the Subordinated Debt Securities for general corporate purposes.
     The Company has fully and unconditionally guaranteed all of the obligations of the Trust. The guarantee covers the distributions and payments on liquidation or redemption of the Capital Securities but only to the extent of funds held by the Trust.
     The Subordinated Debt Securities mature and become due and payable, together with any accrued and unpaid interest, if any, on April 1, 2027. The Subordinated Debt Securities are unsecured and are effectively subordinated to all existing and future liabilities of the Company. The Company has the right, at any time, so long as no event of default has occurred, to defer payments of interest on the Subordinated Debt Securities for a period not to exceed 20 consecutive quarters.
     The proceeds from the Capital Securities qualify as Tier 1 capital with respect to the Company under the risk-based capital guidelines established by the Federal Reserve.

Note M.  Stock Options
The Company's 1994 Stock Plan has reserved 8,200,000 shares of the Company's common stock for use under the Plan for the granting of options and restricted stock to key employees. Options become exercisable in equal parts over the succeeding five years from the date of grant. Unoptioned shares under previous plans were transferred to reserved shares for the 1994 Plan upon its approval. Under the ShareNCBC program of the 1994 Stock Plan, eligible officers may buy shares from the Company's discount brokerage subsidiary to qualify to participate in the program. If the officer holds the qualifying shares and remains employed for two years, such officer receives two options for each share purchased which become fully exercisable at the end of the two-year period. The following amounts reflect the effect of all stock dividends and splits declared through 1998:

                                                1998                            1997
                                    --------------------------    -----------------------------------
                                                      Weighted                               Weighted
                                                       average                                average
                                                      exercise                               exercise
                                    Options              price            Options               price
-------------------------------------------   ----------------    ---------------    ----------------
Outstanding January 1             6,188,984         $ 6.525             6,330,208              $2.048

Granted                           1,008,146         $16.227             1,621,760              $9.626

Exercised                        (1,627,317)        $ 4.839            (1,621,060)             $4.286

Cancelled                          (343,828)        $ 9.262              (141,924)             $6.490
-------------------------------------------   ----------------    ---------------    ----------------
Outstanding December 31           5,225,985         $ 8.740             6,188,984              $6.525
===========================================   ================    ===============    ================

Exercisable at year end           3,116,149         $ 6.716             3,745,772              $6.237

Unoptioned shares                 1,764,926                             2,429,244

Total shares reserved             6,990,911                             8,618,228

Weighted average fair value of
  options granted during the year                   $ 5.590                                    $3.175

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Notes continued

     Exercise prices for options outstanding as of December 31, 1998, ranged from $2.556 to $25.563. The weighted average remaining contractual life of those options was approximately five years. Exercise prices for options outstanding as of December 31, 1997, ranged from $2.333 to $17.813. The weighted average remaining contractual life of those options is approximately five and one-quarter years.
     The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of
6.0 percent, 6.0 percent and 6.5 percent; dividend yields of 2.0 percent, 2.0 percent and 2.3 percent; volatility factors of the expected market price of the Company's common stock of .35, .35 and .30; and a weighted average expected life of the option of five years.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31 is as follows:

                                              Year Ended December 31
                                         ------------------------------
In Thousands, Except Per Share Amounts         1998      1997      1996
---------------------------------------------------   -------   -------
Pro forma net income                        $82,848   $68,684   $57,255

Pro forma earnings
 per share:

    Basic                                   $   .82   $   .70   $   .59

    Diluted                                 $   .81   $   .68   $   .57

Note N. Debt and Dividend Restrictions
In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1998, $24,317,000 of undistributed earnings of the banking subsidiaries, included in consolidated retained earnings, was available for distribution to the Company as dividends without prior regulatory approval. For the thrift subsidiaries the undistributed earnings are such that any dividend restrictions would not prevent the payment of routine dividends.
     Under Federal Reserve regulations, the banking subsidiaries are also limited as to the amount they may loan to affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1998, the maximum amount available for transfer from the banking subsidiaries to the Company in the form of loans approximated 11 percent of consolidated net assets. There were no loans from the subsidiaries to the Company at December 31, 1998.

Note O. Pensions and Other Post-retirement Benefits
The Company has a defined benefit non-contributory pension plan covering substantially all of its full-time employees who have served continuously for one year. Amounts determined under ERISA are funded annually. Benefits are based on compensation and years of service.
     In addition to the defined benefit pension plan, the Company sponsors retirement medical and life insurance plans that provide post-retirement healthcare and life insurance benefits. This plan is contributory and contains other cost-sharing features such as deductibles and coinsurance. The Company's policy to fund the cost of medical benefits to employees varies by age and service at retirement. Employees must retire under the pension plan to be eligible for retiree life insurance benefits. The retiree life insurance benefit was eliminated for retirements after December 31, 1996.
     The following tables set forth the plan's status and amounts recognized in the Company's consolidated financial statements:

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                                                 Notes continued

                                                                           Pension Benefits          Other Benefits
                                                                       -----------------------   -----------------------
(In Thousands)                                                             1998         1997         1998         1997
--------------------------------------------------------------------    ----------   ----------   ----------   ----------
CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning
  of year                                                                  $50,211     $ 45,274      $ 2,593      $ 2,778

Service cost                                                                 1,663        1,496           20           18

Interest cost                                                                3,515        3,386          169          181

Actuarial losses (gains)                                                     2,142        3,394         (208)        (336)

Benefits paid                                                               (5,841)      (3,339)        (120)         (48)

Assumptions change                                                           1,625          ---          133          ---

Plan merger                                                                  1,604          ---          ---          ---
--------------------------------------------------------------------    ----------   ----------   ----------   ----------
Benefit obligation at end of year                                          $54,919     $ 50,211      $ 2,587      $ 2,593
--------------------------------------------------------------------    ----------   ----------   ----------   ----------

CHANGE IN PLAN ASSETS

Fair value of plan assets at
  beginning of year                                                         59,076       48,243          ---          ---

Actual gain (loss) on plan assets                                             (346)      13,548          ---          ---

Company contributions                                                        4,214          624          ---          ---

Plan merger                                                                  2,011          ---          ---          ---

Benefits paid                                                               (5,841)      (3,339)         ---          ---
--------------------------------------------------------------------    ----------   ----------   ----------   ----------
Fair value of plan assets at end of year                                    59,114       59,076          ---          ---
--------------------------------------------------------------------    ----------   ----------   ----------   ----------

Funded status of the plan (underfunded)                                      4,195        8,865       (2,587)      (2,593)

Unrecognized net losses                                                     12,972        2,225          651          746

Unrecognized transition obligation                                             (34)         ---          283          304

Unrecognized prior service cost                                             (1,426)      (1,580)        (549)        (592)

Unrecognized net assets                                                       ---          (633)         ---          ---
--------------------------------------------------------------------    ----------   ----------   ----------   ----------
Prepaid (accrued) benefit cost                                             $15,707     $  8,877      $(2,202)     $(2,135)
====================================================================    ==========   ==========   ==========   ==========

                                                                           Pension Benefits           Other Benefits
                                                                        -----------------------   -----------------------
                                                                           1998        1997          1998         1997
--------------------------------------------------------------------    ----------   ----------   ----------   ----------
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31, 1998

Discount rate                                                                 6.75%        7.25%        6.75%        7.25%

Expected return on plan assets                                               11.00        11.00          n/a          n/a

Rate of compensation increase                                                 3.50         4.50          n/a          n/a

    Components of net periodic benefit cost (income) were as follows:

                                                            Pension Benefits                     Other Benefits

(In Thousands)                                      1998         1997         1996         1998         1997         1996
-------------------------------------------      -------      -------      -------      -------      -------      -------
Service cost                                     $ 1,663      $ 1,496      $ 1,499      $    20        $  18        $ 189

Interest cost                                      3,515        3,386        3,088          169          181          414

Net amortization and deferral                     (7,130)       8,302        3,438           (2)          11          211

Actual (gains) losses on plan assets                 346      (13,548)      (7,944)         ---          ---          ---
-------------------------------------------      -------      -------      -------      -------      -------      -------
Net periodic benefit cost (income)               $(1,606)     $  (364)     $    81      $   187        $ 210        $ 814
===========================================      =======      =======      =======      =======      =======      =======

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Notes continued

     The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 6.75 percent and 7.25 percent for 1998 and 1997, respectively. It is assumed to decrease gradually to
5.5 percent for 2005 and remain at that level thereafter. The assumed health care cost trend rate has a significant effect on the amounts reported. A 1 percentage point change in the assumed health care cost trend rate would have the following effects:

                                                            1 Percentage                  1 Percentage
In thousands                                              Point Increase                Point Decrease
------------------------------------------   ---------------------------   ---------------------------
Effect on total of service and
  interest cost components in 1998                                $  177                       $  (137)

Effect on post-retirement benefit
  obligation as of 1998                                           $2,318                       $(1,838)

     The Company also provides healthcare and various other benefits primarily to its full-time employees through its Flex*Ability plan. This plan allows employees to choose the coverages they desire. The costs of these benefits are shared between the Company and the employee. This is accomplished by giving flex credits to participating employees to help reduce their costs.
     Taxable Income Reduction Account (TIRA) Plan participants can elect to defer a percentage of their annual earnings, subject to the maximum amount allowed of $10,000. The Company matches participants' basic contributions up to a specified percentage of basic contributions. The TIRA Plan and the Retirement Plan net assets include equity securities of the Company.

Note P - Other Non-interest Expenses
Components of other non-interest expense which exceed 1 percent of total revenues for the three years ended December 31, 1998, were as follows:

In Thousands                       1998     1997     1996
------------------------------   ------   ------   ------
Non-interest expense

  Broker/dealer commissions      $6,879   $2,818   $3,446

  Sales promotion expense        $2,495   $4,607   $5,900

Note Q. Segment Information
In June 1997 the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which established standards for the reporting of financial information from operating segments in annual and interim financial statements. The Statement requires that financial information be reported on the same basis that is reported internally for evaluating segment performance and allocating resources to segments. Because SFAS No. 131 addresses how supplemental financial information is disclosed in annual and interim reports, its adoption in 1998 had no impact on the financial condition or operating results of the Company.
     National Commerce Bancorporation operates several major lines of business. The commercial banking segment includes lending and related financial services to large and medium sized corporations. Included among these are several specialty services such as real estate finance, asset based lending and residential construction.
     The retail banking segment includes sales and distribution of financial products and services to individuals. These include loan products such as residential mortgages, home equity lending, automobile and other personal financing needs. Retail banking also offers various deposit products that are designed for customers'saving and transaction needs.
     The treasury segment is comprised of balance sheet management activities including oversight of the investment portfolio, non-deposit based funding and interest rate risk management. The other financial services segment includes trust, asset management, insurance and brokerage activities. Other financial services also includes income from transaction processing, in-store consulting/licensing and specialty leasing.
     The accounting policies of the individual segments are the same as those of the Company described in Note A. Transactions between business segments are conducted at fair value and are eliminated for reporting consolidated financial position and results of operations.
     Each segment's balance sheet is adjusted to reflect its net funding position. Assets are increased if excess funds are provided; liabilities are increased if funds are needed to support assets. Each segment's net interest income is affected by the internal transfer rate assigned to its net funding position. Interest income for tax-exempt loans and securities is adjusted to a taxable equivalent basis.
     Expenses for centrally provided services such as deposit servicing, data processing, technology and loan servicing and underwriting are allocated to each segment based upon various statistical information. Other indirect costs, such as management overhead and corporate support, are also allocated to each segment based upon various statistical information. The portion of the provision for loan losses that is not related to specific net charge-offs is allocated to the segment based upon loan growth. There are no significant intersegment revenues.
     Performance is assessed primarily on net interest margin by the chief operating decision makers.
     The following tables present condensed income statements and average assets for each reportable segment:

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                                                 Notes continued

YEAR ENDED DECEMBER 31, 1998
                                          Commercial        Retail                               Other
In Thousands                                 Banking       Banking      Treasury    Financial Services         Total
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net interest margin                         $ 48,946    $  112,491    $   24,167              $ 13,251    $  198,855

Provision for loan losses                     (1,010)       (8,397)            0                  (192)       (9,599)
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net interest income after provision           47,936       104,094        24,167                13,059       189,256

Non-interest income                            2,732        15,523        12,641                53,975        84,871

Non-interest expense                         (12,329)      (73,784)      (11,442)              (42,749)     (140,304)
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net income before taxes                       38,339        45,833        25,366                24,285       133,823

Income taxes                                 (13,947)      (16,673)       (9,227)               (8,835)      (48,682)
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net income                                  $ 24,392    $   29,160    $   16,139              $ 15,450    $   85,141
======================================   ===========   ===========   ===========   ===================   ===========
Average assets                              $877,400    $2,257,048    $1,688,154              $291,524    $5,114,126

YEAR ENDED DECEMBER 31, 1997

                                          Commercial        Retail                               Other
In Thousands                                 Banking       Banking      Treasury    Financial Services         Total
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net interest margin                         $ 40,128    $   99,521    $   20,424              $  7,408    $  167,481

Provision for loan losses                     (4,751)      (11,988)            0                  (274)      (17,013)
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net interest income after provision           35,377        87,533        20,424                 7,134       150,468

Non-interest income                            2,661        19,416        11,037                49,291        82,405

Non-interest expense                         (10,244)      (63,378)      (14,436)              (35,402)     (123,460)
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net income before taxes                       27,794        43,571        17,025                21,023       109,413

Income taxes                                 (10,068)      (15,782)       (6,167)               (7,616)      (39,633)
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net income                                  $ 17,726    $   27,789    $   10,858              $ 13,407    $   69,780
======================================   ===========   ===========   ===========   ===================   ===========
Average assets                              $739,836    $1,958,365    $1,488,546              $218,105    $4,404,852

YEAR ENDED DECEMBER 31, 1996

                                          Commercial        Retail                               Other
In Thousands                                 Banking       Banking      Treasury    Financial Services         Total
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net interest margin                         $ 33,589    $   93,993    $   10,342              $  2,662    $  140,586

Provision for loan losses                     (1,096)      (12,804)            0                  (234)      (14,134)
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net interest income after provision           32,493        81,189        10,342                 2,428       126,452

Non-interest income                            2,294        12,703         8,667                45,971        69,635

Non-interest expense                         (11,881)      (59,902)       (4,293)              (27,799)     (103,875)
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net income before taxes                       22,906        33,990        14,716                20,600        92,212

Income taxes                                  (8,620)      (12,790)       (5,538)               (7,751)      (34,699)
--------------------------------------   -----------   -----------   -----------   -------------------   -----------
Net income                                  $ 14,286    $   21,200    $    9,178              $ 12,849    $   57,513
======================================   ===========   ===========   ===========   ===================   ===========
Average assets                              $610,316    $1,677,811    $1,373,502              $150,485    $3,812,114

Note R.  Income Taxes
The Company accounts for income taxes using the liability method required by SFAS No. 109, "Accounting for Income Taxes."
     The components of the provision for income taxes for the three years ended December 31 were:

In Thousands               1998       1997       1996
-----------------------   -------    -------    -------
Federal:

  Current                 $42,588    $36,077    $28,116

  Deferred (credits)       (1,384)    (2,363)    (1,079)
-----------------------   -------    -------    -------
                           41,204     33,714     27,037

State                       1,241      1,259      2,542
-----------------------   -------    -------    -------
    Income taxes          $42,445    $34,973    $29,579
=======================   =======    =======    =======

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Notes continued

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets and liabilities are summarized as follows:


                                                                                                          December 31
                                                                                                   -----------------------
In Thousands                                                                                            1998          1997
------------------------------------------------------------------------------------------------------------      --------
Deferred tax assets:

Provision for loan losses over charge-offs                                                           $18,912       $16,669

Other                                                                                                    711         1,741
--------------------------------------------------------------------------------------------------------------------------
    Total deferred tax assets                                                                         19,623        18,410
--------------------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:

Net unrealized gains on available-for-sale securities                                                    881         1,439

Pension costs                                                                                          2,261         2,036

SFAS No. 91 net deferred costs                                                                         3,368         3,299

Other                                                                                                  2,211         2,676
------------------------------------------------------------------------------------------------------------      --------
    Total deferred tax liabilities                                                                     8,721         9,450
------------------------------------------------------------------------------------------------------------      --------
    Net deferred tax assets                                                                          $10,90        $ 8,960
============================================================================================================      ========

    Income taxes varied from the amount computed at the statutory federal income tax rate as follows:

                                                        1998                      1997                       1996
                                               ----------------------    ----------------------    ----------------------
In Thousands                                     Amount             %        Amount           %       Amount            %
-------------------------------------------------------   -----------    ----------   ---------    ---------   ----------
Federal income tax at statutory rate            $44,655         35.00%      $36,665       35.00%     $30,482        35.00%

Add (deduct):

  State income taxes, net of federal
   tax benefits                                     807           .63           820         .78        1,652         1.90

  Non-taxable interest income                    (2,660)        (2.08)       (2,480)      (2.37)      (2,677)       (3.07)

  Other items, net                                 (357)         (.28)          (32)       (.02)         122          .13
-------------------------------------------------------   -----------    ----------   ---------    ---------   ----------
    Income taxes                                $42,445         33.27%      $34,973       33.39%     $29,579        33.96%
========================================================  ===========    ==========   =========    =========   ==========

Income taxes (credits) applicable to securities gains (losses) for 1998, 1997 and 1996 which are included in the provision for income taxes were $76,000, ($30,800) and $1,000, respectively.

Note S. Commitments and Contingent Liabilities
For purposes other than trading, the Company and its subsidiaries have various commitments and contingent liabilities, such as commitments to extend credit, letters of credit, guarantees and liability for assets held in trust, which arise in the normal course of business. Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Commercial letters of credit are issued to facilitate the purchase of foreign and domestic merchandise.
     Both types of letters of credit have credit risk essentially the same as that involved in extending loans to customers and are subject to the bank's normal credit policies. Collateral primarily consists of securities, cash, receivables, inventory and equipment. It is obtained based on management's credit assessment of the customer. Management does not anticipate any significant losses as a result of these transactions.
     The Company's maximum exposure to credit loss at December 31 was as follows:

In Thousands                        1998       1997
-------------------------------   --------   --------
Loan commitments                  $925,631   $669,307

Standby letters of credit           43,665     39,465

Commercial letters of credit         2,286      2,064

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                                                 Notes continued

     Interest rate agreements are designed to provide an exchange of interest payments computed on notional amounts that will offset all or part of any undesirable change in cash flows resulting from market rate changes on designated (hedged) transactions. The Company limits the credit risks of the interest rate agreements by initiating the transactions with counterparties with significant financial positions.
     The Company's agreements modify the interest characteristics of its outstanding debt from a fixed- to a floating-rate basis. These agreements involve the receipt of fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the financial statements. At December 31, 1998 and 1997, the notional amounts of interest rate agreements were $110 million and $60 million, respectively.
     The Company's broker-dealer subsidiary, for trading purposes, enters into transactions involving financial instruments with off-balance-sheet risk in order to meet the financing and hedging needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include forward contracts, when issued contracts and options written. All such contracts are for United States Treasury, federal agency or municipal securities. These financial instruments involve varying degrees of credit and market risk. The contract amounts of those instruments reflect the extent of involvement in particular classes of financial instruments. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities' market values and interest rates. The extent of the Company's involvement in financial instruments with off-balance-sheet risk as of December 31 was as follows:

In Thousands                        1998       1997
-------------------------------   --------   --------
Forward contracts:

  Commitments to purchase         $280,840   $ 93,475

  Commitments to sell             $282,280   $170,549

When issued contracts:

  Commitments to purchase         $  1,500   $  7,799

  Commitments to sell                  ---   $  5,819

Option contracts:

  Written option contracts        $  8,000   $  5,500

  Purchased option contracts      $  8,000   $  5,500

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

Note T. Regulatory Matters
The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.
     Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.
The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to total assets (as defined) of 8 percent, 4 percent and 4 percent, respectively. Management believes, as of December 31, 1998, that the Company exceeds all capital adequacy requirements to which it is subject.
     As of December 31, 1998, the most recent regulatory notification categorized the Company and its banking subsidiaries as well capitalized. Well-capitalized institutions are required to maintain a total capital to risk-weighted assets ratio of at least 10 percent, a Tier 1 capital to risk-weighted assets ratio of at least 6 percent and a Tier 1 capital to total assets (leverage ratio) of at least 5 percent. There are no conditions or events since that notification that management believes have changed the institution's category.
     The Company and NBC's actual capital amounts and ratios are presented in the following table:

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Notes continued


                                                       The Company                    NBC
                                                         Actual                      Actual
                                                ------------------------   --------------------------
In Thousands                                     Amount          Ratio         Amount          Ratio
---------------------------------------------------------   ------------   ------------   ------------
As of December 31, 1998

Total capital (to risk-weighted assets)          $495,992         13.04%       $292,263          11.84%

Tier 1 capital (to risk-weighted assets)         $448,443         11.79%       $262,987          10.65%

Tier 1 capital (to total assets)                 $448,443          8.03%       $262,987           6.71%

As of December 31, 1997

Total capital (to risk-weighted assets)          $429,936         13.86%        $265,883         12.43%

Tier 1 capital (to risk-weighted assets)         $391,112         12.61%        $239,114         11.18%

Tier 1 capital (to total assets)                 $391,112          8.69%        $239,114          7.50%

Note U. National Commerce Bancorporation Financial Information (Parent Company
Only)

BALANCE SHEETS
                                                                 December 31
                                                       --------------------------------
In Thousands                                                        1998         1997
-------------------------------------------------------------------------   ---------
ASSETS

 Cash*                                                            $ 4,125    $  3,036

 Securities available for sale                                     25,626      29,414

 Investments in :

  Bank subsidiaries*                                              404,875     354,678

  Non-bank subsidiaries*                                            5,356       4,580

 Other                                                             22,045      16,343
----------------------------------------------------              -------    --------
   Total assets                                                  $462,027    $408,051
====================================================              =======    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

 Accounts payable and
   accrued liabilities                                            $ 3,582    $  6,028

 Debenture payable                                                 49,896      49,875

 Stockholders' equity                                             408,549     352,148
----------------------------------------------------              -------    --------
  Total liabilities and stockholders' equity                     $462,027    $408,051
====================================================              =======    ========

*Eliminated in consolidation.


STATEMENTS OF INCOME
                                                          Year Ended December 31
                                                     --------------------------------
In Thousands                                              1998       1997        1996
--------------------------------------------------------------   --------    --------
Income:

 Dividends from bank and thrift subsidiaries*          $67,402    $30,331    $ 47,045

 Dividends from non-bank subsidiaries*                   1,000        ---       5,500

 Interest and other income from bank subsidiaries           19      1,412          50

 Other                                                   2,909        311        (250)
----------------------------------------------------   -------    -------    --------
                                                        71,330     32,054      52,345

Expenses:

 Salaries and employee benefits                             52         47          63

 Interest on debenture                                   3,362      2,626         ---

 Other                                                   4,050      1,176        (567)
----------------------------------------------------   -------    -------    --------
                                                         7,464      3,849        (504)

Income before income taxes (credits) and
 equity in undistributed earnings
 of subsidiaries                                        63,866     28,205      52,849

Income taxes (credits)                                  (1,379)      (706)        116
----------------------------------------------------   -------    -------    --------
                                                        65,245     28,911      52,733

Equity in undistributed net income of:
 Bank and thrift subsidiaries                           18,865     29,290      (1,457)

 Non-bank subsidiaries                                   1,031     11,579       6,237
----------------------------------------------------   -------    -------    --------
  Net income                                           $85,141    $69,780    $ 57,513
====================================================   =======    =======    ========

*Eliminated in consolidation.

                               NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

                                                                 Notes continued

STATEMENTS OF CASH FLOWS
                                                                   Year Ended December 31
                                                             ---------------------------------
In Thousands                                                   1998        1997        1996
----------------------------------------------------------   ---------   ---------   ---------
Operating activities:

  Net income                                                 $ 85,141    $ 69,780    $ 57,513

Adjustments to reconcile net income to net cash provided by operating activities:

    Undistributed earnings of subsidiaries                    (19,896)    (18,645)     (4,780)

    (Increase) decrease in other assets                         2,270      (9,313)      1,438

    Increase (decrease) in liabilities                         (2,446)     10,607        (810)

    Realized securities losses                                  1,845         ---         ---
----------------------------------------------------------   --------    --------    --------
      Net cash provided by operating activities                66,914      52,429      53,361

Investing activities:

  Investment in subsidiaries                                   (4,600)    (32,766)     (9,298)

  Proceeds from sale of available-for-sale securities           1,842     (29,617)        ---
                                                             --------    --------    --------
      Net cash used in investing activities                    (2,758)    (62,383)     (9,298)

Financing activities:

  Proceeds from debenture                                         ---      49,875         ---

  Cash used to repurchase/retire stock                        (33,936)    (18,129)    (30,581)

  Proceeds from exercise of stock options                       2,401       3,516       3,829

  Cash dividends paid                                         (31,532)    (22,529)    (19,367)

  Other                                                           ---          52         ---
----------------------------------------------------------   --------    --------    --------
    Net cash provided by (used in) financing activities       (63,067)     12,785     (46,119)
----------------------------------------------------------   --------    --------    --------
    Increase (decrease) in cash                                 1,089       2,831      (2,056)

    Cash at beginning of year                                   3,036         205       2,261
----------------------------------------------------------   --------    --------    --------
    Cash at end of year                                      $  4,125    $  3,036    $    205
==========================================================   ========    ========    ========

Note V - Quarterly Results of Operations (Unaudited)

                                                                              Quarter
                                                           ----------------------------------------------
In Thousands,
Except Per Share Amounts                                        First      Second       Third      Fourth
---------------------------------------------------------------------    --------    --------    --------
1998:

Interest income                                              $ 88,227    $ 94,587    $ 97,393    $103,380

Interest expense                                               43,956      46,934      47,970      52,109

Net interest income                                            44,271      47,653      49,423      51,271

Provision for loan losses                                         867       2,630       2,962       3,140

Other income                                                   21,004      20,904      21,280      21,486

Securities gains                                                    2          43         113          39

Other expenses                                                 34,141      34,848      35,691      35,624

Income before income taxes                                     30,269      31,122      32,163      34,032

Income taxes                                                   10,254      10,643      10,299      11,249

Net income                                                   $ 20,015    $ 20,479    $ 21,864    $ 22,783

Net income per
  common share:

    Basic                                                       $0.20       $0.20       $0.22    $   0.23

    Diluted                                                     $0.19       $0.20       $0.21    $   0.22
---------------------------------------------------------------------    --------    --------    --------

1997:

Interest income                                              $ 79,337    $ 83,519    $ 87,138    $ 86,999

Interest expense                                               41,434      43,656      45,115      43,967

Net interest income                                            37,903      39,863      42,023      43,032

Provision for loan losses                                       3,454       3,551       4,280       5,728

Other income                                                   17,596      18,820      20,010      26,059

Securities gains (losses)                                          (1)         30           2        (111)

Other expenses                                                 29,000      30,468      30,535      33,457

Income before income taxes                                     23,044      24,694      27,220      29,795

Income taxes                                                    7,929       8,585       9,175       9,284

Net income                                                   $ 15,115    $ 16,109    $ 18,045    $ 20,511

Net income per
  common share:

    Basic                                                       $0.16       $0.16       $0.18    $   0.21

    Diluted                                                     $0.15       $0.16       $0.18    $   0.20
----------------------------------------------------------   --------    --------    --------    --------

NATIONAL COMMERCE BANCORPORATION AND SUBSIDIARIES

Notes continued

Note W. Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share:

                                                            Year Ended December 31
                                                      ---------------------------------
In Thousands, Except Per Share Amounts                   1998        1997        1996
---------------------------------------------------------------------------------------
NUMERATOR:

   Net income                                           $ 85,141    $ 69,780   $ 57,513
===================================================     ========    ========   ========

DENOMINATOR:

   Denominator for basic earnings per share --
     weighted average shares                             100,551      97,997     98,188

   Effect of dilutive securities:

     Employee stock options                                2,333       3,372      2,448

     Leveraged ESOP shares                                   ---         ---       (440)
---------------------------------------------------------------------------------------
   Dilutive potential common shares                        2,333       3,372      2,008
---------------------------------------------------------------------------------------
   Denominator for diluted earnings per share --
     adjusted weighted-average shares and
     assumed conversions                                 102,884     101,369    100,196
=======================================================================================
Basic earnings per share                                $   0.85    $   0.71   $   0.59
=======================================================================================
Diluted earnings per share                              $   0.83    $   0.69   $   0.57
=======================================================================================
