Form 10-K405, Exhibit 13
period 1999-12-31
NATIONAL COMMERCE BANCORPORATION
filed 2000-03-27
CIK 101844

                                                                      Exhibit 13


1999 Annual Report To Shareholders
National Commerce Bancorporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this discussion is to focus on important factors affecting the Company's financial condition and results of operations. Reference should be made to the consolidated financial statements (including the notes thereto), the selected financial data and other consolidated financial statements presented elsewhere in this report for an understanding of the following discussion and analysis. In this discussion, net interest income and net interest margin are presented on a fully taxable equivalent basis. All per share data is adjusted to reflect all stock dividends and stock splits declared through December 31, 1999.

The Company completed three business combinations during 1999. Two combinations have been accounted for as poolings of interests and, accordingly, all prior period consolidated financial statements and selected financial data have been restated to include the combined results of operations, financial position and cash flows as though the companies were combined for all historical periods. (See Note B Business Combinations on page 22.)

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

The Company cautions readers that such forward-looking statements, including, without limitation, those relating to future business initiatives and prospects, revenues, working capital, liquidity, capital needs and interest costs and income, wherever they occur in this document or in other statements attributable to the Company, are necessarily estimates reflecting the best judgment of the Company's senior management. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

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

RESULTS OF OPERATIONS

For the year ended December 31, 1999, net income totaled $107,234,000, a 21.8 percent increase over 1998 net income of $88,020,000. Net income increased in 1998 by $15,566,000 or 21.5 percent over 1997. Basic earnings per share were $1.00 in 1999, compared to $.85 in 1998 and $.72 in 1997. Diluted earnings per share were $.99 in 1999, compared to $.83 in 1998 and $.69 in 1997.

For the year ended December 31, 1999, net income (excluding $1.3 million of after-tax [$2.1 million pre-tax] merger related expenses) totaled $108.5 million, a 23.3 percent increase over 1998 net income of $88,020,000. Diluted earnings per share, excluding merger related expenses of $.01 per share, were $1.00 in 1999, compared to $.83 in 1998, representing a 20.5 percent increase. (See other expenses for further discussion of non-recurring merger related expenses.)

For 1999, return on average assets was 1.66 percent, compared to 1.64 percent in 1998 and 1.57 percent in 1997. Return on average equity (excluding unrealized gains or losses on investment securities) was 21.51 percent in 1999, compared to
22.07 percent in 1998 and 20.86 percent in 1997. Excluding the non-recurring merger related expenses, returns on average assets and equity would have been
1.68 percent and 21.77 percent, respectively, for 1999.

Net interest income, the difference between interest earned on loans and investments and interest paid on interest-bearing liabilities, increased by $40,668,000 or 19.4 percent in 1999, increased by $32,722,000 or 18.5 percent in
1998 and increased by $27,864,000 or 18.7 percent in 1997. The increase in 1999 reflects a $71,946,000 or 17.6 percent increase in interest income and a $31,278,000 or 15.6 percent increase in total interest expense. The increase in interest income was the result of a $559,675,000 or 18.4 percent increase in average loans and a $488,732,000 or 26.7 percent increase in average investment securities, offset by a decrease in the average yield on earning assets from
8.22 percent in 1998 to 7.96 percent in 1999. The increased volume of average earning assets positively impacted interest income by approximately $84 million, while the decreased yield on average earning assets negatively impacted interest income by approximately $12 million. Interest expense increased in 1999, reflecting a $958,137,000 or 22.0 percent increase in average outstanding interest-bearing liabilities, and a decrease in the cost of interest-bearing liabilities from 4.59 percent in 1998 to 4.35 percent in 1999. The decrease in the rate paid on interest-bearing liabilities reduced interest expense by approximately $12 million and the increase in average outstandings negatively affected interest expense by approximately $44 million. The 1998 increase in net interest income was primarily the result of an increase in earning assets of
15.0 percent. The net interest margin (taxable equivalent net interest income as a percentage of average earning assets) was 4.13 percent in 1999, compared to
4.20 percent in 1998 and 4.08 percent in 1997. The yield on earning assets was
7.96 percent in 1999, compared to 8.22 percent in 1998 and 8.28 percent in 1997. The cost of interest-bearing liabilities was 4.35 percent in 1999, compared to
4.59 percent in 1998 and 4.80 percent in 1997.

ASSET QUALITY

The Company's provision for loan losses was $15,206,000 for 1999, compared to $10,079,000 for 1998 and $17,363,000 for 1997. The 1999 provision was primarily the result of loan growth. Net loan charge-offs were $8,627,000 (.24 percent of average loans, net of unearned discounts) in 1999, compared to $7,973,000 (.26 percent of average loans, net of unearned discounts) in 1998 and $10,042,000 (.38 percent of average loans, net of unearned discounts) in 1997.

The allowance for loan losses at December 31, 1999, was $59,597,000 or 1.50 percent of loans, net of unearned discounts, compared to $53,018,000 or 1.57 percent of loans at December 31, 1998, and $47,076,000 or 1.71 percent of loans at December 31, 1997. The allowance for loan losses provides for probable losses inherent in the Company's loan portfolio. Management reviews the adequacy of the allowance each quarter. The overall allowance is evaluated based on a continuing assessment of problem loans, historical loss experience, new lending products, emerging credit trends, changes in the size and character of loan categories and other factors including its risk rating system, regulatory guidance and economic conditions. Management has determined that the allowance for loan losses is adequate, although financial market volatility, economic reversals or decreased customer earnings from operations could require an increase in the required allowance.

Management allocates the allowance for loan losses by category, but even with the various methods employed by management in allocating the allowance, certain inherent, but undetected, losses are probable within the loan portfolio. Commercial, financial and agricultural allocations are based on a quarterly review of individual loans outstanding and binding commitments to lend. Reserves are allocated based on actual loss experience and credits with similar risk characteristics.

Real estate loan allocations are based on quarterly reviews of individual loans and discounted cash flow analysis and independent appraisals. Consumer loan allocations are based on an analysis of product mix, credit scoring, migration analyses, losses from fraud and bankruptcy experience and historical and expected delinquency and charge-off statistics.

Although the allocation of the allowance is an important management tool, no portion of the allowance is restricted to any individual loan or group of loans, rather the entire allowance is available to absorb losses from the entire loan portfolio.

SUMMARY OF LOAN LOSS EXPERIENCE

This table summarizes the Company's loan loss experience for each of the five years ended December 31. There were no foreign loans.


In Thousands                                     1999      1998      1997      1996      1995
                                               -------   -------   -------   -------   ------

Balance at beginning of period                 $53,018   $47,076   $39,130   $32,331   $27,317
Charge-offs:
     Commercial, financial and agricultural      1,004       819       323        32        25
     Real estate - construction                     40       946        95        70       199
     Real estate - mortgage                      2,346       808       257        87        97
     Consumer                                    8,486     8,521    10,951     8,335     5,421
     Lease financing                               744       943     1,382     1,912     1,586
      Total charge-offs                         12,620    12,037    13,008    10,436     7,328

Recoveries of loans previously charged off:
     Commercial, financial and agricultural         75     1,164        78        73        70
     Real estate - construction                    473       197        57       244        44
     Real estate - mortgage                        222        51        33        71        73
     Consumer                                    2,639     2,232     2,238     1,985     1,531
     Lease financing                               584       420       560       533       518
      Total recoveries                           3,993     4,064     2,966     2,906     2,236

Net charge-offs                                  8,627     7,973    10,042     7,530     5,092
Increase due to acquisitions                       ---     3,836       625       288       ---
Decrease due to loan sale                          ---       ---       ---      (403)      ---
Provision for loan losses                       15,206    10,079    17,363    14,444    10,106
Balance at end of period                       $59,597   $53,018   $47,076   $39,130   $32,331

Ratio of net charge-offs to average loans
  Outstanding during the period                    .24%      .26%      .38%      .34%      .28%


ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for probable losses incurred within the following categories of loans for each of the five years ended December 31:

In Thousands                                1999              1998               1997                1996                 1995
                                            % of              % of               % of                % of                 % of
                                          Loans in           Loans in           Loans in            Loans in            Loans in
                                          Category           Category           Category            Category            Category
                                          To Total           To Total           To Total            To Total            To Total
                                     Allowance  Loans   Allowance  Loans   Allowance  Loans    Allowance  Loans    Allowance  Loans

Commercial, financial and
 agricultural                        $10,309     17%    $ 9,637     18%    $ 9,051     19%    $ 7,621        19%    $ 6,569     20%
Real estate - construction             4,229      7       4,303      8       4,595     10       3,018         8       2,194      7
Real estate - mortgage                24,286     41      19,645     37      14,622     31      10,582        27       9,100     28
Consumer                              20,274     34      18,965     36      18,288     39      17,541        45      14,162     44
Lease financing                          499      1         468      1         520      1         368         1         306      1
     Total                           $59,597    100%    $53,018    100%    $47,076    100%    $39,130       100%    $32,331    100%


Following is a comparison of non-earning assets and accruing loans past due 90 days or more for the years ended December 31:


In Thousands                  1999     1998     1997     1996     1995
Non-accrual loans            $  ---   $  560   $  481   $   88   $  ---
Renegotiated loans              ---      101      157      323      587
Other real estate owned         271      442      ---        2      335
Total non-earning assets     $  271   $1,103   $  638   $  413   $  922

Accruing loans past due
  90 days or more            $5,470   $4,536   $3,449   $3,709   $3,331
Percentage of total loans       .14%     .13%     .13%     .15%     .16%


There were $271,000, $1,103,000 and $638,000 of non-performing assets at December 31, 1999, 1998 and 1997, respectively. All of the non-accrual and renegotiated loans were collateralized and there were no significant commitments to lend any of these debtors additional funds.

Loans and lease financing receivables are considered to be in non-accrual status if they are maintained on a cash basis because of deterioration in the financial position of the borrower, payment in full of interest or principal is not expected or principal or interest has been in default for a period of 90 days or more unless the obligation is both well secured and in the process of collection. A non-accrual asset may be restored to an accrual status when none of its principal and interest is due and unpaid or when it otherwise becomes well secured and in the process of collection.

At December 31, 1999, the Company had no problem loans for which payments are being made, but the borrowers currently were experiencing severe financial difficulties. Any such loans would be subject to constant management attention and their classification would be reviewed monthly.

Based on the regulatory definition, the Company has no "Highly Leveraged Transactions" (HLTs). The Company also has no loans involving syndicated leveraged buyouts (LBOs). Management believes that the allowance for loan losses is adequate to provide for inherent losses in the loan portfolio.

Other income (excluding securities gains or losses) increased $6,535,000 or 7.4 percent in 1999, compared to $1,712,000 or 2.0 percent in 1998 and $13,369,000 or 18.4 percent in 1997. Included in other income was a pre-tax gain of $4,009,000 related to branch transactions with First American Corp. (Tennessee). Excluding this transaction, other income increased 2.9 percent over the 1998 total of $87,768,000. Securities losses totaled $1,789,000 in 1999, gains totaled $224,000 in 1998 and losses totaled $127,000 in 1997.

Other expenses (excluding the provision for loan losses) increased by $6,359,000 or 4.3 percent in 1999, primarily reflecting increased employment and other expenses relating to new products and locations, and increased promotional expenses of new loan and deposit gathering campaigns. Total non-interest expenses increased by $17,318,000 or 13.2 percent in 1998, primarily for the same reasons.

Other expenses (excluding merger related expenses of approximately $2,100,000) increased $4,259,000 or 2.9 percent in 1999, compared to $17,318,000 or 13.2 percent in 1998 and $20,453,000 or 18.4 percent in 1997. The merger related expenses were primarily incurred during the fourth quarter for professional fees, computer system conversions, staff retention incentives, due diligence and negotiations with acquisition candidates. The Company's efficiency ratio, the ratio of non-interest expenses to net revenues, was 43.08 percent for the year excluding merger related expenses (43.70 percent including the expenses) compared to 49.28 percent in 1998 and 49.23 percent in 1997.

FINANCIAL CONDITION

The Company functions as a financial intermediary, and as such its financial condition should be examined in terms of trends in its sources and uses of funds. The following comparison of daily average balances indicates how the Company has managed its sources and uses of funds:

SOURCES AND USES OF FUNDS TRENDS
                                           1998-1999                         1997-1998
                                1999       Increase                    1998      Increase                  1997
                               Average    (Decrease)                 Average    (Decrease)                Average
In Thousands                   Balance      Amount         %         Balance      Amount        %        Balance
FUNDING USES
Interest-earning assets:
Loans, net of unearned
 discounts                   $3,600,337   $  559,675        18.4%  $3,040,662   $  389,999      14.7%  $2,650,663
Securities:
Taxable                       2,111,065      443,120        26.6    1,667,945      208,764      14.3    1,459,181
Non-taxable                     205,485       45,612        28.5      159,873        9,857       6.6      150,016
Trading account securities       42,285       (8,878)      (17.4)      51,163       20,375      66.2       30,788
Federal funds sold and
 securities purchased under
 agreements to resell            67,923       23,361        52.4       44,562       20,577      85.8       23,985
Interest-bearing deposits
 with banks                      24,016       4,690         24.3       19,326          870       4.7       18,456
Total interest-earning
 assets                       6,051,111    1,067,580        21.4    4,983,531      650,442      15.0    4,333,089
Other uses                      403,737       29,282         7.8      374,455       97,114      35.0      277,341
Total funding uses           $6,454,848   $1,096,862        20.5%  $5,357,986     $747,556      16.2%   4,610,430

FUNDING SOURCES
Interest-bearing
 liabilities:
Interest-bearing deposits    $3,796,794   $  564,762        17.5%  $3,232,032     $448,556      16.1%  $2,783,476
Short-term borrowings           683,304      207,157        43.5      476,147       30,284       6.8      445,863
Other borrowed funds and
 long-term debt                 841,497      186,218        28.4      655,279       86,961      15.3      568,318
Total interest-bearing
 liabilities                  5,321,595      958,137        22.0    4,363,458      565,801      14.9    3,797,657
Non-interest-bearing
 deposits                       467,645       24,250         5.5      443,395       91,513      26.0      351,882
Capital trust pass-through
 securities                      49,903           12         0.0       49,891       11,812      31.0       38,079
Stockholders' equity            498,546       99,811        25.0      398,735       51,352      14.8      347,383

Other sources                   117,159       14,652        14.3      102,507       27,078      35.9       75,429
  Total funding sources      $6,454,848   $1,096,862        20.5%  $5,357,986     $747,556      16.2%  $4,610,430

Average loans, the largest use of funds, increased $560 million or 18.4 percent in 1999 and $390 million or 14.7 percent in 1998. Increases in consumer loans, real estate construction and mortgage loans and commercial loans were the primary reasons for the increases in 1999 and 1998. For 1999 and 1998 the growth in all loan categories primarily reflects increased demand and consumer loan promotions.

Total securities (excluding the trading account), another major use of funds, increased by $489 million or 26.7 percent in 1999. Taxable securities increased by $443 million or 26.6 percent, reflecting increases in both fixed- and variable-rate federal agency securities. Non-taxable securities increased by $46 million or 28.5 percent, reflecting increased investment in bank-qualified municipal investments. Total securities increased by $219 million or 13.6 percent in 1998. The 1998 increase reflects increases in both fixed- and variable-rate federal agency securities and non-taxable securities. The Company accounts for securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires an adjustment of the securities portfolio to market value for those designated as available for sale, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. This year-end adjustment decreased the securities portfolio by $6.8 million and decreased stockholders' equity by $4.2 million at December 31, 1999, and increased the securities portfolio by $2.3 million and increased stockholders' equity by $1.4 million at December 31, 1998.

Trading account securities decreased by $8.9 million or 17.4 percent in 1999 and increased $20 million or 66.2 percent in 1998. These changes are a result of brokerage activities at NBC Capital Markets Group, Inc.

Federal funds sold and securities purchased under agreements to resell increased by $23.4 million or 52.4 percent in 1999 and $20.6 million or 85.8 percent in 1998, representing excess funds not otherwise employed in loans or investment securities.

Time deposits in other banks increased by $4.7 million or 24.3 percent in 1999 and increased by $1 million or 4.7 percent in 1998. This is a readily manageable asset and balances are maintained at levels which are based on operating needs. Total interest-earning assets increased by $1,067.6 million or 21.4 percent in 1999, compared to an increase of $650.4 million or 15.0 percent in 1998. As described below, the growth in 1999 and 1998 was funded primarily by increases in interest-bearing deposits, other borrowed funds and stockholders' equity.

Total average deposits increased by $589 million or 16.0 percent in 1999, compared to an increase of $540.1 million or 17.2 percent in 1998. Total interest-bearing deposits increased $564.8 million or 17.5 percent and total non-interest-bearing deposits increased $24.3 million or 5.5 percent in 1999, reflecting current market trends, compared to an increase of $448.6 million or
16.1 percent in interest-bearing deposits and an increase of $91.5 million or
26.0 percent in non-interest-bearing deposits in 1998.

Federal funds purchased and securities sold under agreements to repurchase increased $207.1 million or 43.5 percent in 1999, compared to an increase of $30.3 million or 6.8 percent in 1998. These changes were primarily the result of the availability of overnight funds purchased from downstream correspondent banks.

Other borrowed funds, primarily Federal Home Loan Bank advances and bank notes, increased $186.2 million or 28.4 percent in 1999, compared to an increase of $87 million or 15.3 percent in 1998. These advances and notes are partially the result of asset/liability management decisions matching certain earning assets (first mortgage and consumer installment loans) against these advances at positive rate spreads.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

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

Estimating the amount of interest rate risk requires assumptions about the future. The nature of the assumptions causes all representations of risk to be estimates. These estimates will be different from actual results for many reasons, including but not limited to, changes in the growth of the overall economy which will impact volume growth in the company, changing credit spreads, market interest rates moving in patterns other than the patterns chosen for analysis, changes in customer preferences, changes in tactical and strategic plans and initiatives and changes in Federal Reserve policy. Stress testing is performed on all market risk measurement analyses to help understand the relative sensitivity of key assumptions and thereby better understand the Company's risk profile.

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

Weighted average variable rates are based on the implied forward rates in the yield curve at the reporting date:

                                                                1999 Market Risk Disclosure
                                                                        In Thousands
                                                                                                                   Approximate
                                                     Principal Amount Maturing In                                   Fair Value
                                  2000       2001         2002       2003         2004    Thereafter      Total   December 31, 1999
Rate-sensitive assets:
Fixed interest rate loans     $  680,181   $585,661     $556,706   $445,672     $372,717   $406,611     $3,047,550   $3,111,000
     Average interest rate          8.53%      8.51%        8.44%      8.31%        8.24%      8.41%          8.43%
Variable interest rate loans  $  612,200   $ 47,192     $ 58,484   $ 42,030     $ 42,457   $138,669     $  941,031   $  941,000
     Average interest rate          8.94%      7.22%        8.40%      8.49%        8.50%      8.50%          8.72%
Fixed interest rate
 securities                   $  536,974   $775,583     $454,549   $146,623     $113,208   $ 29,691     $2,056,627   $1,935,000
     Average interest rate          6.92%      6.56%        6.47%      6.50%        6.54%      6.36%          6.61%
Variable interest rate
 securities                   $   23,712   $  6,838     $  6,594   $  6,239     $  6,066   $237,529     $  286,978   $  287,000
     Average interest rate          6.30%      6.50%        6.50%      6.50%        6.50%      6.50%          6.48%

Rate-sensitive liabilities:
Non-interest-bearing
 checking                     $  274,881   $ 44,178     $ 46,675   $ 41,737     $ 46,675   $    ---     $  454,146   $  454,000
     Average interest rate           ---        ---          ---        ---          ---        ---            ---
Savings and interest-bearing
  checking                    $  562,609   $285,829     $283,268   $291,122     $284,636        ---     $1,707,464   $1,708,000
     Average interest rate          3.10%      3.10%        3.10%      3.10%        3.10%       ---           3.10%
Time deposits                 $1,979,762   $289,915     $ 20,681   $ 11,508     $  4,811   $ 27,613     $2,334,290   $2,317,000
     Average interest rate          5.08%      5.27%        5.69%      5.45%        5.08%      4.19%          5.10%
Fixed interest rate
 borrowings                   $  343,684   $324,824     $ 45,352   $  6,847          ---        ---     $  720,707   $  719,000
     Average interest rate          4.96%      5.09%        5.18%      5.37%         ---        ---           5.03%
Variable interest rate
 borrowings                   $  883,038        ---          ---        ---          ---        ---     $  883,038   $  883,000
     Average interest rate          4.66%       ---          ---        ---          ---        ---           4.66%

Rate-sensitive derivative
 financial instruments*:
Pay fixed/receive variable
  Interest rate swaps         $  650,000
     Average pay rate               4.97%
     Average receive rate           5.71%

Pay variable/receive fixed
  Interest rate swaps         $   40,000
     Average pay rate               5.49%
     Average receive rate           6.84%

* Interest rate swaps are cancelable after one year.

                          1998 Market Risk Disclosure
                                 In Thousands

                                                                                                                        Approximate
                                                                                                                        Fair Value
                                                       Principal Amount Maturing In                                     December 31,
                                    1999         2000         2001       2002        2003     Thereafter     Total         1998
Rate-sensitive assets:
Fixed interest rate loans       $  514,196     $458,567    $481,546    $358,591    $369,870    $135,104    $2,317,874    $2,407,000
     Average interest rate            8.56%        8.95%       8.75%       8.76%       8.38%       8.40%         8.67%
Variable interest rate loans    $  592,424     $ 51,002    $ 43,138    $ 48,510    $ 57,014    $262,082    $1,054,170    $1,106,000
     Average interest rate            8.25%        7.75%       7.75%       7.75%       7.75%       7.75%         8.09%
Fixed interest rate
 securities                     $1,060,661     $ 64,198    $100,429    $ 85,502    $ 70,017    $244,477    $1,625,284    $1,631,000
     Average interest rate            6.55%        6.10%       6.17%       6.59%       6.23%       6.26%         6.45%
Variable interest rate
 securities                     $   26,493     $ 13,514    $ 13,364    $ 11,028    $ 10,012    $455,022    $  529,433    $  528,000
     Average interest rate            6.36%        6.18%       6.18%       6.17%       6.16%       6.16%         6.17%

Rate-sensitive liabilities:
Non-interest-bearing
 checking                       $  291,679     $ 46,878    $ 49,527    $ 44,287    $ 49,527      42,488    $  524,386    $  524,000
     Average interest rate             ---          ---         ---         ---         ---         ---           ---           ---
Savings and interest-bearing
  checking                      $  563,268     $286,164    $283,600    $291,463    $284,970    $ 77,877    $1,787,342    $1,787,000
     Average interest rate            3.16%        3.16%       3.16%       3.16%       3.16%       3.16%         3.16%
Time deposits                   $1,337,339     $356,798    $ 17,106    $ 10,094    $  6,524    $155,397    $1,883,258    $1,913,000
     Average interest rate            5.30%        5.67%       5.83%       5.93%       5.71%       4.70%         5.35%
Fixed interest rate
 borrowings                     $   17,199     $ 12,624    $  9,824    $ 10,352    $  6,611    $681,372    $  737,982    $  738,000
     Average interest rate            5.46%        5.41%       5.40%       5.40%       5.37%       4.94%         4.98%
Variable interest rate
 borrowings                     $  441,829     $150,000         ---         ---         ---    $  7,549    $  599,378    $  599,000
     Average interest rate            4.26%        5.60%        ---         ---         ---         ---          4.55%         4.55%

Rate-sensitive derivative
 financial instruments*:
Pay fixed/receive variable
  Interest rate swaps           $  110,000
     Average pay rate                 5.20%
     Average receive rate             5.53%

* Interest rate swaps are cancelable after one year.

CAPITAL RESOURCES

Total average assets increased by 20.5 percent in 1999, 16.2 percent in 1998 and
15.6 percent in 1997. Correspondingly, total average equity capital increased by 25.0 percent in 1999, 14.8 percent in 1998 and 12.8 percent in 1997. A significant factor in the growth of realized stockholders' equity was the successful secondary offering of 3,564,529 shares of the Company's common stock resulting in net proceeds of $80,248,000 during the second quarter of 1999. The sale resulted in the Company having even stronger capital ratios. (See Consolidated Statements of Stockholders' Equity on page 30.)

The percentage of average equity capital to average assets was 7.72 in 1999,
7.44 percent in 1998 and 7.53 percent in 1997. The internal capital growth rate was 13.55 percent in 1999, 14.16 percent in 1998 and 14.37 percent in 1997. These growth rates are the result of a return on average equity of 21.51 percent in 1999, 22.07 percent in 1998 and 20.86 percent in 1997. A stock repurchase program was authorized in 1996 for 8 million shares over two years and in 1997 for 6 million shares over the two years ended 1998 and 1999 for purposes of offsetting stock issuances planned for stock option and other employee benefit plans. During 1999, 1,051,500 shares of common stock were repurchased at a cost of $22,925,000, compared to 1,856,560 shares of common stock repurchased in 1998 at a cost of $33,936,284 and 1,406,690 shares of common stock repurchased in 1997 at a cost of $18,129,000.

The Company's management plans to continue its efforts to increase the return on average equity while maintaining a consistent dividend ratio as a percentage of net income in order to achieve continued internal capital growth.

The Company accounts for securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This resulted in a decrease of $4.2 million to 1999 year-end stockholders' equity and an increase of $1.4 million to 1998 year-end stockholders' equity.

The following ratios in the table on selected capital information do not include the effect of SFAS No. 115 on Tier 1 capital, total capital or total risk-weighted assets.

At December 31, 1999, the Company did not have any material commitments which would require an expenditure of capital funds. However, there are regulatory constraints placed on the Company's capital. The FDIC Improvement Act (FDICIA), effective December 19, 1992, established capital levels for the five capital categories created by the law. These capital categories range from the highest category, well-capitalized institutions, to the lowest category, critically under-capitalized institutions. The federal banking regulatory agencies each issued substantially the same regulations on a joint basis to establish a uniform approach to the capital categories and supervisory procedures. Well-capitalized institutions are required to maintain a total capital to risk-weighted assets ratio of at least 10 percent, a Tier 1 capital to risk-weighted assets ratio of at least 6 percent and a Tier 1 capital to total assets (leverage ratio) of at least 5 percent. As indicated in the table of selected capital information, the Company and its banking subsidiaries exceeded all minimum required capital ratios for well-capitalized institutions at December 31, 1999.

SELECTED CAPITAL INFORMATION
                                                December 31
In Thousands                                 1999         1998
Capital:
Stockholders' equity                      $  557,378   $  424,191
Capital trust pass-through securities         49,909       49,896
Less:
  Unrealized gains (losses) in
    other comprehensive income                (3,238)       1,398
  Goodwill and other deductions               21,168        8,604

    Tier 1 capital                           589,357      464,085
Qualifying allowance for loan losses          58,957       49,951
    Total capital                         $  648,314   $  514,036
Total risk-weighted assets                $4,715,947   $3,993,024

Ratios:
Total capital to risk-weighted assets          13.75%       12.87%
Tier 1 capital to risk-weighted assets         12.50        11.62
Tier 1 capital to total assets
  (leverage ratio)                              8.86         7.94
Average equity to assets                        7.72         7.44

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

YEAR 2000

The Company developed and implemented a comprehensive action plan for identifying and addressing the technical and business risks associated with the century date change. The project plan followed procedures recommended by banking regulators and addressed computer hardware, computer software, telecommunications, business partners, funds providers, facilities and contingency plans. Due to an early start and capable project team the plan was successfully executed and the century date change passed without incident. Management will continue to monitor all business processes, including interaction with customers, vendors and other third parties to identify and address any Year 2000 issues that may occur. Costs to be incurred for ongoing monitoring and support activities are not expected to be material to the consolidated results of operations or consolidated financial position.

CONSOLIDATED BALANCE SHEETS
National Commerce Bancorporation and Subsidiaries

                                                                   December 31
In Thousands                                                      1999         1998
ASSETS
Cash and cash equivalents:
Interest-bearing deposits with other banks                   $   21,156    $   20,335
Cash and non-interest-bearing deposits                          179,082       236,159
Federal funds sold and securities purchased under agreements
 to resell                                                       61,058        79,368
Total cash and cash equivalents                                 261,296       335,862
Available-for-sale securities                                   553,928       777,615
Held-to-maturity securities                                   1,759,383     1,377,102
Trading account securities                                       30,294        62,737
Loans, net of unearned discounts                              3,985,789     3,372,044
Less allowance for loan losses                                   59,597        53,018
Net loans                                                     3,926,192     3,319,026
Premises and equipment, net                                      47,830        45,527
Broker/dealer customer receivables                               25,047         2,505
Other assets                                                    202,203       169,917
  Total assets                                               $6,806,173    $6,090,291

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
Non-interest-bearing                                         $  454,146    $  524,386
Interest-bearing                                              4,041,754     3,670,600
Total deposits                                                4,495,900     4,194,986
Short-term borrowings                                           883,038       599,378
Federal Home Loan Bank advances                                 714,335       731,610
Accounts payable and accrued liabilities                         99,241        83,858
Other borrowed funds and long-term debt                           6,372         6,372
Total liabilities                                             6,198,886     5,616,204
Off-balance sheet items, commitments and
 contingent liabilities
Capital trust pass-through securities                            49,909        49,896

STOCKHOLDERS' EQUITY
Preferred stock, no par value -- authorized
 5,000,000 shares, none issued
Common stock, par value $2 per share -
 authorized 175,000,000 shares, issued and
outstanding 108,223,286 in 1999 and 104,528,285 in 1998         216,446       209,056
Additional paid-in capital                                       90,230        27,322
Retained earnings                                               253,940       186,415
Accumulated other comprehensive income (loss)                    (3,238)        1,398
Total stockholders' equity                                      557,378       424,191
Total liabilities and stockholders' equity                   $6,806,173    $6,090,291


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
National Commerce Bancorporation and Subsidiaries

                                                               Year Ended December 31
                                                              1999       1998      1997
                                                        In Thousands, Except Per Share Amounts
INTEREST INCOME
Loans                                                       $311,293   $275,890  $243,079
Securities:
Taxable                                                      136,424    110,649    98,268
Non-taxable                                                   12,108      8,451     8,038
                                                             148,532    119,100   106,306

Trading account securities                                     2,282      3,073     1,857
Other                                                          5,921      5,045     2,716
Total interest income                                        468,028    403,108   353,958

INTEREST EXPENSE
Deposits                                                     158,477    142,967   126,741
Short-term borrowings                                         31,212     23,206    23,062
Federal Home Loan Bank advances                               41,432     27,904    23,032
Long-term debt                                                   369      6,135     9,316
Total interest expense                                       231,490    200,212   182,151
Net interest income                                          236,538    202,896   171,807
Provision for loan losses                                     15,206     10,079    17,363
Net interest income after provision for loan losses          221,332    192,817   154,444

OTHER INCOME
Trust service income                                          10,139     10,135     9,284
Service charges on deposits                                   21,705     19,747    17,673
Other service charges and fees                                20,674     17,500    13,069
Broker/dealer revenue                                         18,092     20,441    13,115
Realized gains (losses) on available-for-sale securities      (1,789)       224      (127)
Other                                                         23,693     19,945    32,915
Total other income                                            92,514     87,992    85,929

OTHER EXPENSES
Salaries and employee benefits                                76,343     70,712    60,934
Occupancy expense                                             14,086     12,643    11,162
Furniture and equipment expense                                7,500      6,265     5,356
Other                                                         57,329     59,279    54,129
Total other expenses                                         155,258    148,899   131,581
Income before income taxes                                   158,588    131,910   108,792
Income taxes                                                  51,354     43,890    36,338
Net income                                                  $107,234   $ 88,020  $ 72,454

Net income per common share-basic                              $1.00       $.85      $.72
Net income per common share-diluted                             $.99       $.83      $.69
Weighted average shares outstanding-basic                    106,749    103,636   101,083
Weighted average shares outstanding-diluted                  108,823    105,970   104,454

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
National Commerce Bancorporation and Subsidiaries

                                                                                                                 Accumulated
                                                        Number                 Additional                           Other
                                                          of         Common     Paid-in         Retained        Comprehensive
In Thousands, Except Share Amounts                      Shares       Stock       Capital        Earnings     Income (Loss)   Total
Balance at December 31, 1996                           27,470,688   $ 54,941      $ 57,339        $209,468       $  1,230   $322,978
Add (deduct):
Net income                                                 72,454                   72,454
Net unrealized gain on available-for-sale
  securities -- net of taxes of $653                                                 1,020           1,020
    Comprehensive income                                   73,474
Common stock issued upon
  exercise of stock options                               517,120      1,034         2,482           3,516
Cash dividends declared ($.23 per share)                                           (22,529)        (22,529)
Tax benefit of stock options exercised                                 5,109                         5,109
Shares repurchased/cancelled                             (699,845)    (1,400)      (16,729)                       (18,129)
Other                                                      59,020        119           134            (222)            31
          2 for 1 stock split effected in the form
           of a dividend                               24,590,490     49,181           ---         (49,181)           ---        ---
Balance at December 31, 1997                           51,937,473    103,875        48,335         209,990          2,250    364,450
Add (deduct):
Net income                                                 88,020                   88,020
Net unrealized loss on available-for-sale
  securities -- net of taxes of $(558)                                                (852)           (852)
    Comprehensive income                                   87,168
Common stock issued upon
  exercise of stock options                               943,427      1,887           514           2,401
Cash dividends declared ($.32 per share)                                           (31,532)        (31,532)
Tax benefit of stock options exercised                                 7,886                         7,886
Shares repurchased/cancelled                           (1,236,030)    (2,472)      (31,464)                       (33,936)
2 for 1 stock split effected in the form
  of a dividend                                        49,764,186     99,528       (99,528)            ---
          Common stock issued in connection with
            immaterial poolings of interests            3,075,929      6,151           781          19,771            ---     26,703
Other                                                      43,300         87         1,270            (306)         1,051
Balance at December 31, 1998                          104,528,285    209,056        27,322         186,415          1,398    424,191
Add (deduct):
Net income                                                107,234                  107,234
Net unrealized loss on available-for-sale
  securities -- net of taxes of $(3,546)                   (5,566)                                  (5,566)
Accumulated net unrealized loss on
  available-for-sale securities                                                                     (4,168)
April 1, 1999, cumulative effect of
  adjustment for change
  in accounting method, net of taxes                        $(277)                                    (452)
Unrealized gain on cash flow hedging instruments --
  net of taxes of $846                                      1,382
Accumulated net unrealized gain on cash flow
  hedging instruments                                         930        930
    Comprehensive income                                  102,598
Common stock issued upon
  exercise of stock options                             1,063,472      2,127         2,761           4,888
Stock offering                                          3,564,529      7,129        73,119          80,248
Cash dividends declared ($.375 per share)                                          (39,697)                       (39,697)
Tax benefit of stock options exercised                                 6,964                         6,964
Shares repurchased/cancelled                           (1,051,500)    (2,103)      (20,822)                       (22,925)
          Other                                           118,500        237           886             (12)         1,111
Balance at December 31, 1999                          108,223,286   $216,446      $ 90,230        $253,940       $ (3,238)  $557,378

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
National Commerce Bancorporation and Subsidiaries

                                                                                        Year Ended December 31
In Thousands                                                                        1999         1998         1997
OPERATING ACTIVITIES
Net income                                                                       $ 107,234   $    88,020   $  72,454
Adjustments to reconcile net income to net cash provided
by operating activities:
Provision for loan losses                                                           15,206        10,079      17,363
Depreciation and amortization                                                        9,996         8,240       6,006
Amortization of securities premiums and (accretion of discounts), net                  154        (2,797)       (847)
Deferred income taxes                                                               (1,599)       (1,418)     (2,345)
(Increase) decrease in trading account securities                                   32,443        35,595     (66,520)
Realized securities (gains) losses                                                   1,789          (224)        127
(Increase) decrease in broker/dealer customer receivables                          (22,542)        5,190       4,004
(Increase) decrease in other assets                                                (24,495)        3,523     (23,765)
Increase in accounts payable and accrued liabilities                                25,299        16,552      13,806
Net cash provided by operating activities                                          143,485       162,760      20,283

INVESTING ACTIVITIES
Available-for-sale securities:
Proceeds from maturities of securities                                             130,349       546,120     352,112
Proceeds from sales of securities                                                  265,466       224,982      88,587
Purchases of securities                                                           (183,183)   (1,055,649)   (117,747)
Held-to-maturity securities:
Purchases of securities                                                           (454,651)     (828,168)   (457,066)
Proceeds from maturities of securities                                              72,370       617,791      38,709
Net increase in loans                                                             (622,372)     (623,051)   (290,262)
Purchase of FleetOne                                                                (6,900)          ---         ---
Purchases of premises and equipment                                                (10,054)      (19,496)    (12,757)
Net cash used in investing activities                                             (808,975)   (1,137,471)   (398,424)

FINANCING ACTIVITIES
Net increase (decrease) in demand deposits, NOW accounts and savings accounts     (150,118)      497,922      66,961
Net increase in certificates of deposit                                            451,032       252,562     233,666
Net increase in short-term borrowings                                              283,660       167,122     128,818
Net increase (decrease) in Federal Home Loan Bank advances                         (17,275)      341,726      (6,225)
Repayment of bank notes                                                                ---      (149,880)        ---
Net proceeds from issuance of capital trust pass-through securities                    ---           ---      49,884
Proceeds from exercise of stock options                                              4,888         2,401       3,516
Cash dividends                                                                     (39,697)      (31,532)    (22,529)
Other                                                                                1,111         1,051          31
Repurchase of common stock                                                         (22,925)      (33,936)    (18,129)
Stock offering                                                                      80,248           ---         ---
Net cash provided by financing activities                                          590,924     1,047,436     435,993
Increase (decrease) in cash and cash equivalents                                   (74,566)       72,725      57,852
Cash and cash equivalents at beginning of year                                     335,862       263,137     205,285
Cash and cash equivalents at end of year                                         $ 261,296   $   335,862   $ 263,137

SUPPLEMENTAL DISCLOSURES
Interest paid                                                                    $ 237,412   $   192,208   $ 180,170
Income taxes paid                                                                   53,315        33,878      32,266

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements
National Commerce Bancorporation and Subsidiaries
December 31, 1999
(In Thousands, Except Share Data)

Note A - Accounting Policies

Nature of Operations

National Commerce Bancorporation (NCBC or the Company) is a bank holding company that provides diverse financial services. NCBC provides financial services through a regional network of banking affiliates and a national network of non-banking affiliates. NCBC operates 162 bank locations in Tennessee, North Carolina, Virginia, West Virginia, Arkansas, Mississippi and Georgia. NCBC has three principal lines of business: retail banking, commercial banking and financial services. Financial services include transaction processing, in-store licensing and consulting, capital markets, trust and asset management and treasury services.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated group provides financial services principally to domestic markets. All significant intercompany transactions have been eliminated in consolidation.

Business Combinations

All prior period consolidated financial statements have been restated to reflect material business combinations accounted for as poolings of interests and, accordingly, the financial position, results of operations and cash flows are presented as though the companies were combined for all historical periods.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities

Securities available for sale are carried at market. The amortized cost of debt securities classified as available for sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Unrealized gains or losses are excluded from earnings and reported in other comprehensive income. Securities which the Company intends to hold until maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Trading account securities consist of securities inventories held for the purpose of brokerage activities and are carried at fair value with changes in fair value recorded in earnings. Broker/dealer revenue includes the effects of adjustments to market values. The adjusted cost of the specific securities sold is used to compute gains or losses on the sale of securities.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past delinquent unless the credit is well secured and in processs of collection. Consumer and other retail loans are typically charged off no later than 120 days past due. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest for these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. The allowance for loan losses is evaluated based on a continuing assessment of problem loans, historical loss experience, new lending products, emerging credit trends, changes in the size and character of loan categories and other factors, including its risk rating system, regulatory guidance and economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due, according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the recorded balance has been reduced to zero, future cash receipts are applied to interest income, to the extent any interest has been foregone, and then are recorded as recoveries of any amounts previously charged off. Large groups of smaller balance, homogeneous loans are evaluated collectively for impairment.

Derivatives and Hedging Activities

The Company records derivatives at fair value in other assets (other liabilities) depending on whether the fair value is an unrealized gain or loss. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of the derivatives are either offset through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company's derivatives are interest rate swaps utilized to hedge exposure to interest rate risk. Net interest received or paid on an interest rate agreement is recognized over the life of the contract as an adjustment to interest income (expense) of the hedged financial instrument.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed generally by use of the straight-line method. Leasehold improvements are amortized over the period of the leases or the estimated lives of the improvements, whichever period is shorter.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Each subsidiary provides for income taxes based on its contribution to income taxes (benefit) of the consolidated group. The Company and its subsidiaries file a consolidated tax return.

Earnings Per Share

All earnings per share amounts for all periods have been presented to conform to the Financial Accounting Standards Board (FASB) Statement No. 128 earnings per share requirements. In addition, all share and per share amounts have been retroactively restated for all stock dividends and splits declared through December 31, 1999.

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

Cash and Cash Equivalents

Cash equivalents include cash, due from banks, federal funds sold and securities purchased under agreements to resell. Generally, federal funds are sold for one-day periods and securities purchased under agreements to resell are for periods of less than two weeks.

Reclassification

Certain account reclassifications have been made to the 1998 and 1997 financial statements to conform with the 1999 presentation, none of which are material.

Note B - Business Combinations

On August 4, 1999, NCBC completed its merger with First Financial Corporation
(FFC) of Mt. Juliet, Tennessee, in a transaction accounted for as a pooling of interests. Under the terms of the merger agreement, FFC shareholders received
2.8502 shares of NCBC stock for each share of FFC stock held. Approximately 2.9 million shares of NCBC common stock were issued in exchange for all of the FFC common stock outstanding.

On August 20, 1999, NCBC completed its merger with Southeastern Mortgage of Tennessee, Inc. (SMTI) of Nashville, Tennessee, in a transaction accounted for as a pooling of interests. Under the terms of the merger agreement, SMTI shareholders received 99.625 shares of NCBC stock for each share of SMTI stock held. Approximately 200,000 shares of NCBC common stock were issued in exchange for all of the SMTI common stock outstanding.

On December 31, 1999, NCBC completed the cash acquisition of FleetOne, LLC from Nashville-based Mapco, Inc. through NCBC's Nashville-based subsidiary TransPlatinum Service Corp.

The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements follow. Certain reclassifications were made to the FFC and SMTI financial statements to conform to NCBC's presentations.

                             (Unaudited)
                           Six Months Ended       Year Ended         Year Ended
                            June 30, 1999      December 31, 1998   December 31, 1997
Net Interest Income
NCBC                           $106,934             $192,618           $162,821
FFC                               5,722               10,039              8,915
SMTI                                 79                  239                 71
                               $122,735             $202,896           $171,807

Other Income
NCBC                           $ 43,840             $ 84,118           $ 82,405
FFC                               1,345                2,524              2,043
SMTI                                994                1,350              1,481
                               $ 46,179              $87,992            $85,929

Net Income
NCBC                           $ 48,895             $ 85,141           $ 69,780
FFC                               1,441                2,848              2,604
SMTI                                167                   31                 70
                               $ 50,503              $88,020            $72,454

During 1998, the Company acquired four financial institutions with combined total assets of approximately $290,000. The Company accounted for these transactions as poolings of interests. However, due to the immaterial amount of the transactions, the Company's prior period financial statements were not restated to include the combined results of operations, financial position and cash flows of these entities. The Company issued 3,075,929 shares of common stock in connection with these acquisitions.

NOTE C - Securities

The following is a summary of available-for-sale securities and held-to-maturity securities:

                               December 31, 1999
                         Available-for-sale Securities

                                                       Net Unrealized
                                                           Gains
                                           Fair Value     (Losses)
U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                $  104,487     $  (400)
Obligations of states and
  political subdivisions                      123,516       1,441
Mortgage-backed securities                    261,408      (5,574)
Total debt securities                         489,411      (4,533)
Other                                          64,517         ---
  Total                                    $  553,928     $(4,533)


                               December 31, 1999
                          Held-to-maturity Securities

                                                Gross        Gross
                                              Amortized   Unrealized   Unrealized
                                                Cost        Gains       (Losses)   Fair Value
U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                  $1,025,735     $ ---       $(59,262)   $  966,473
Obligations of states and
  political subdivisions                          5,292       146            (13)        5,425
Other asset-backed securities                    82,666       ---         (7,037)       75,629
Mortgage-backed securities                      645,690         4        (25,638)      620,056
    Total                                    $1,759,383     $ 150       $(91,950)   $1,667,583

                               December 31, 1998
                         Available-for-sale Securities

                                                              Net
                                                          Unrealized
                                               Fair Value    Gains
U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                    $  328,543    $    189
Obligations of states and
  political subdivisions                           83,893       1,244
Mortgage-backed securities                        306,274         816
Total debt securities                             718,710       2,249
Equity securities                                  58,905          30
  Total                                        $  777,615    $  2,279


                               December 31, 1998
                          Held-to-maturity Securities

                                               Gross         Gross
                                               Amortized     Unrealized   Unrealized
                                               Cost          Gains        Losses       Fair Value
U.S. Treasury securities and
  obligations of U.S. government
  agencies and corporations                    $  568,596    $    140     $  (400)    $  568,336
Obligations of states and
  political subdivisions                           80,777       4,849         (12)        85,614
Other asset-based securities                       68,039       1,598        (378)        69,259
Mortgage-backed securities                        659,690       2,687      (3,894)       658,483
  Total                                        $1,377,102    $  9,274     $(4,684)    $1,381,692

The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                               December 31, 1999
                                         Available-for-sale Securities
                                             Amortized
                                               Cost         Fair Value
Due in one year or less                      $   16,977     $   17,004
Due after one year through five years            65,643         65,541
Due after five years through 10 years           130,047        131,101
Due after 10 years                               14,424         14,486
                                                227,091        228,132
Mortgage-backed securities                      266,982        261,408
Equity securities                                64,388         64,388
    Total                                    $  558,461     $  553,928

                                                 December 31, 1999
                                            Held-to-maturity Securities
                                              Amortized
                                                 Cost        Fair Value
Due in one year or less                      $  100,000     $   95,000
Due after one year through five years            28,972         28,247
Due after five years through 10 years           575,681        548,556
Due after 10 years                              409,040        375,724
                                              1,113,693      1,047,527
Mortgage-backed securities                      645,690        620,056
    Total                                    $1,759,383     $1,667,583

The amortized cost of securities pledged to secure repurchase agreements and government, public and trust deposits was $1,914,616 and $1,484,527 at December 1999 and 1998, respectively.

At December 31, 1999, the remaining net unrealized holding loss on securities reclassified from available for sale to held to maturity was $2,300. Consistent with the requirements of SFAS No. 115, the difference between the amortized cost of the security and its fair value at the date of transfer is amortize as a yield adjustment in accordance with SFAS No. 91.

Note D - Loans and Allowance for Loan Losses
Analyses of loans outstanding by category were as follows:

                                                December 31
                                             1999         1998
Commercial, financial and agricultural    $  689,945   $  613,557
Real estate - construction                   283,033      273,968
Real estate - mortgage                     1,625,374    1,250,698
Consumer                                   1,356,824    1,207,431
Lease financing                               33,405       29,805
Unearned discounts                            (2,792)      (3,415)
                                           3,985,789    3,372,044
Allowance for loan losses                     59,597       53,018
Net loans                                 $3,926,192   $3,319,026

The Company and its subsidiaries have granted loans to officers and directors of the Company and its subsidiaries and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $54,780 and $40,049 at December 31, 1999 and 1998, respectively. During 1999, $112,047 of new loans to related parties were made and payments totaled $97,316.

Changes in the allowance for loans losses were as follows:

                                                  Year Ended December 31
                                                1999       1998       1997
Balance at beginning of year                  $ 53,018   $ 47,076   $ 39,130
Provision for loan losses                       15,206     10,079     17,363
Increase due to acquisitions                       ---      3,836        625
Loans charged off                              (12,620)   (12,037)   (13,008)
Recoveries of loans previously charged off       3,993      4,064      2,966
Balance at end of year                        $ 59,597   $ 53,018   $ 47,076

Note E - Derivatives and Hedging Activities

On April 1, 1999, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company records the fair value of interest rate swaps designated as cash flow hedges in other assets or other liabilities with the offset to the other comprehensive income (OCI) component of stockholders' equity. The Company records the fair value of interest rate swaps used as fair value hedges in other assets or other liabilities with the offset to other income or other expenses The Company also marks the hedged item to market on the balance sheet with the offset to other income or other expenses. At adoption, the Company recorded its interest rate swaps designated as cash flow hedges with a fair value of $729 in other liabilities. OCI was reduced $452, net of taxes of $277, as a cumulative effect adjustment for an accounting change. The Company transferred approximately $302,000, par value, of held-to-maturity securities to the available-for-sale securities category with an unrealized gain of $7,622 as permitted by the statement upon adoption.

The Company utilizes interest rate swap agreements to provide an exchange of interest payments computed on notional amounts that will offset any undesirable change in cash flows or fair value resulting from market rate changes on designated hedged transactions or items. The Company limits the credit risks of the interest rate agreements by initiating the transactions with counterparties with significant financial positions.

The Company's interest rate agreements designated as cash flow hedges modify the interest payment characteristics of its outstanding debt and large time deposits (designated hedged transaction) from a floating- to a fixed-rate basis. These agreements involve the receipt of floating-rate amounts in exchange for fixed-rate payments over the life of the agreement without exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense related to the item specifically designated as being hedged at the start of the agreement. The related amount payable or receivable from counterparties is included in other liabilities or other assets. The fair value of interest rate swaps designated as cash flow hedges at December 31, 1999, was $1,499 and recorded in other assets. The offset was $930, net of taxes of $569, recorded in OCI. At December 31, 1999, the notional amounts of interest rate agreements designated as cash flow hedges were $650,000. At December 31, 1998, the notional amount of interest rate agreements were $110,000.

The Company's interest rate agreements designated as fair value hedges help manage exposure of its outstanding fixed-rate, large time deposits (designated hedged item) to change in fair value. These agreements involve the receipt of fixed-rate amounts in exchange for floating-rate payments over the life of the agreement without exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rate change and is recognized as an adjustment to interest expense related to the item specifically designated as being hedged at the start of the agreement. The related amount payable or receivable from counterparties is included in other liabilities or other assets. The fair value of interest rate swaps designated as fair value hedges at December 31, 1999, was $850 and was recorded in other liabilities and other expenses. The offset was the reduction in the fair value of the designated large time deposits and other income. At December 31, 1999, the notional amounts of interest rate agreements designated as fair value hedges were $40,000.

Note F - Time Deposits

The aggregate amount of time deposits in denominations of $100 or more at December 31, 1999 and 1998, were $1,337,068 and $925,005, respectively.

The time deposit maturities at December 31, 1999, for the next five years and thereafter are as follows:

2000          $1,829,763
2001             439,915
2002              20,681
2003              11,508
2004               4,811
Thereafter        27,612
Total         $2,334,290

Note G - Credit Facilities

During 1999, the Company obtained numerous advances from the Federal Home Loan Bank totaling $475,000. The individual advances ranged from $25,000 to $150,000. They bear interest at either a variable rate equal to one-month Libor, or at a fixed rate for the first year after issue date, and thereafter may be converted, at the option of the Federal Home Loan Bank, to a floating-rate equal to three-month Libor. During 1999, the one-month Libor rate ranged from 4.8375 percent to 6.4275 percent. During 1999, the fixed rates ranged from
4.55 percent to 5.39 percent, and the three-month Libor rate ranged from 4.904 percent to 6.160 percent. Maturity dates ranged from October 25, 2000, to August 24, 2009. At December 31, 1999, the Company had pledged as collateral $897,232 of its loans secured by mortgages on one-to-four family residential properties and certain securities totaling $344,081.

During 1998, the Company obtained numerous advances from the Federal Home Loan Bank totaling $675 million. The individual advances ranged from $10 million to $100 million. They bear interest at a fixed-rate for the first year after their issue date, and thereafter may be converted, at the option of the Federal Home Loan Bank, to a floating rate equal to three-month LIBOR. During 1998, the fixed rates ranged from 4.73 percent to 5.15 percent, and the three-month LIBOR rate ranged from 5.07 percent to 5.72 percent. Maturity dates ranged from January 29, 2008, to July 22, 2013. At December 31, 1998, the Company had pledged as collateral $567,761 of its loans secured by mortgages on one-to-four family residential properties and certain securities totaling $467,660.

Future minimum payments, by year and in the aggregate, related to the advances with initial or remaining terms of one year or more, consisted of the following at December 31, 1999:

2000          $114,273
2001             9,947
2002            10,875
2003             4,054
2004                76
Thereafter     575,110
Total         $714,335


Short-term borrowings consist primarily of federal funds purchased and securities sold under agreements to repurchase which totaled $883,038 and $591,829 at December 31, 1999 and 1998, respectively.

Other borrowed funds and long-term debt at December 31, 1999 and 1998, consisted primarily of the following unsecured term notes of the Company's lead subsidiary National Bank of Commerce (NBC):

Term notes originated October 23 and December 11, 1987, bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on three-year United States Treasury notes. The next reprice date for the notes is 2000. At December 31, 1999, the rates ranged from 5.63 percent to 5.81 percent, maturing October 23 and December 11, 2007.
$5,347

Term notes originated December 3 and December 17, 1987, bearing interest payable at calendar quarters with a variable rate which is repriced every three years based on the yield on United States Treasury notes. The next reprice date for the notes is 2000. At December 31, 1999, the rates ranged from 5.67 percent to
5.74 percent, maturing December 3 and December 17, 2007.

           $1,025
Total      $6,372

At December 31, 1999, the Company had available $27 million in unsecured lines of credit with other financial institutions consisting of a $25 million line of credit which is contractual in nature and requires no compensating balances or fees and expires September, 30, 2000, and a $2 million line of credit which expires June 30, 2000. There were no borrowings against these lines during 1999.

Note H - Floating Rate Capital Trust Pass-through Securities

On March 20, 1997, National Commerce Trust I (the "Trust"), a Delaware business trust wholly owned by the Company, completed its sale of $50 million of Floating Rate Capital Trust Pass-through Securities (the "Capital Securities") which bear interest at a variable annual rate equal to LIBOR plus 0.98 percent (6.98 percent and 6.05 percent at December 31, 1999 and 1998, respectively).

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

Note I - Other Non-interest Expenses

Components of other non-interest expense which exceed 1 percent of total revenues for the three years ended December 31, 1999, were as follows:

                                            1999        1998       1997
Non-interest expense
   Broker/dealer commissions              $ 6,677      $ 6,879    $2,818
   Sales promotion expense                $ 2,314       $2,495    $4,607

Note J - Income Taxes

The components of the provision for income taxes for the three years ended December 31 were:

                                          1999       1998      1997
Federal:
Current                                  $51,159   $43,799   $37,196
Deferred (credits)                        (1,599)   (1,418)   (2,345)
                                          49,560    42,381    34,851
State                                      1,794     1,509     1,487
Income taxes                             $51,354   $43,890   $36,338

Significant components of the Company's net deferred tax assets and liabilities are summarized as follows:

                                                  December 31
                                               1999        1998
Deferred tax assets:
Allowance for loan losses                    $22,821      $20,302
Net unrealized loss on
  available-for-sale securities                2,665          ---
Other                                            320          838
Total deferred tax assets                     25,806       21,140

Deferred tax liabilities:
Net unrealized gain on
  available-for-sale securities                  ---          881
Interest rate swaps                              569          ---
Pension costs                                  2,630        2,261
SFAS No. 91 net deferred costs                 2,811        3,368
Other                                          3,069        2,478
Total deferred tax liabilities                 9,079        8,988
Net deferred tax asset                       $16,727      $12,152

Income taxes varied from the amount computed at the statutory federal income tax rate as follows:


                                               1999                  1998               1997
                                        Amount        %        Amount      %      Amount       %
Federal income tax
  at statutory rate                    $55,506     35.00%     $46,168    35.00%  $38,077    35.00%
Add (deduct):
State income taxes, net
    of federal tax benefits              1,166       .74%         983      .75       967      .89
Non-taxable interest
    income                              (2,426)    (1.53)      (2,863)   (2.17)   (2,649)   (2.43)
Other items, net                        (2,892)    (1.82)        (398)    (.30)      (57)    (.05)
Income taxes                           $51,354     32.39%     $43,890    33.28%  $36,338    33.41%

Income taxes (credits) applicable to securities gains (losses) for 1999, 1998 and 1997 which are included in the provision for income taxes were $680, $86 and ($41), respectively.

Note K - Commitments and Contingent Liabilities

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

The Company's maximum exposure to credit loss of commitments at December 31 was as follows:

                                  1999      1998
Loan commitments                $947,068  $925,631
Standby letters of credit         72,733    43,665
Commercial letters of credit         888     2,286

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

                                1999      1998
Forward contracts:
Commitments to purchase       $241,358  $280,840
Commitments to sell           $247,987  $282,280
When issued contracts:
Commitments to purchase       $  7,066  $  1,500
Commitments to sell           $  8,713       ---
Option contracts:
Written option contracts      $  3,000  $  8,000
Purchased option contracts    $  3,000  $  8,000

The Company and its subsidiaries are involved in certain legal actions and claims arising in the ordinary course of business. Although the ultimate outcome cannot be ascertained at this time, it is the opinion of management (based on advice of legal counsel) that all litigation and claims should be resolved without material effect on the Company's financial position or results of operations.

The Company leases land, certain bank premises and equipment. Total rental expense for all operating leases is as follows:

                      Year Ended December 31
                       1999    1998    1997
Minimum rentals       $7,485  $6,947  $6,219
Contingent rentals       424     292     155
Total                 $7,909  $7,239  $6,374

The contingent rentals are based on additional usage of equipment in excess of a specified minimum. Also, for land and bank premises, contingent rentals are based on escalation and parity clauses for real estate.

Future minimum payments, by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1999:

2000          $ 6,854
2001            6,181
2002            5,073
2003            4,113
2004            3,484
Thereafter     11,395
Total         $37,100

The various leases on the land and bank premises may be renewed for periods of five to 20 years upon the expiration of the respective leases.

Note L - Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share:

                                                       Year Ended December 31
                                                      1999      1998      1997
Numerator:
   Net income                                       $107,234  $ 88,020  $ 72,454

Denominator:
   Denominator for basic earnings per share --
     weighted average shares                         106,749   103,636   101,083

   Effect of dilutive securities:
     Employee stock options                            2,074     2,334     3,371

   Denominator for diluted earnings per share --
     adjusted weighted-average shares and
     assumed conversions                             108,823   105,970   104,454

Basic earnings per share                            $   1.00  $    .85  $    .72
Diluted earnings per share                          $    .99  $    .83  $    .69

Note M - Stock Options

The Company's 1994 Stock Plan has reserved 8,200,000 shares of the Company's common stock for use under the Plan for the granting of options and restricted stock to key employees. Options become exercisable in equal parts over the succeeding five years from the date of grant. Under the ShareNCBC program of the 1994 Stock Plan, eligible officers may buy shares from the Company's discount brokerage subsidiary to qualify to participate in the program. If the officer holds the qualifying shares and remains employed for two years, such officer receives two options for each share purchased which become fully exercisable at the end of the two-year period. During 1999, the Company acquired First Financial Corporation, Mt. Juliet, Tennessee, and the following amounts are restated to reflect that company's options which were converted to NCBC options. The following amounts reflect the effect of all stock dividends and splits declared through 1999:

                                                1999                     1998                    1997
                                                    Weighted                  Weighted              Weighted
                                                     average                  average               average
                                                    exercise                 exercise               exercise
                                      Options        price        Options     price        Options    price
Outstanding at beginning of year      5,572,863   $    8.482    6,543,042   $    6.412   6,655,216   $4.812
Granted                               1,101,100   $   16.493    1,013,846   $   16.201   1,658,813   $9.587
Exercised                            (1,380,322)  $    6.680   (1,640,197)  $    4.830  (1,629,063)  $4.285
Cancelled                              (140,100)  $   14.076     (343,828)  $    9.262    (141,924)  $6.490
Outstanding at end of year            5,153,541   $   10.525    5,572,863   $    8.482   6,543,042   $6.412

Exercisable at year end               3,232,541   $    7.690    3,285,972   $    6.586   3,886,925   $6.237
Unoptioned shares                       772,026    1,764,926                 2,429,244
Total shares reserved                 5,925,567                 7,337,789    8,972,286
Weighted average fair
  value of options granted
  during the year                        $6.360                    $5.580   $    5.540

Exercise prices for options outstanding as of December 31, 1999, ranged from $2.556 to $26.125. The weighted average remaining contractual life of those options is approximately five years.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for all years presented: risk-free interest rates of 6.0 percent; dividend yields of 2.0 percent; volatility factors of the expected market price of the Company's common stock of .35; and a weighted average expected life of the option of five years.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                          Year Ended December 31
                          1999     1998     1997
Pro forma net income    $102,660  $85,600  $71,384
Pro forma earnings
 per share:
    Basic               $    .96  $   .83  $   .71
    Diluted             $    .94  $   .81  $   .68


Note N - Pensions and Other Post-retirement Benefits

The Company has a defined benefit non-contributory pension plan covering substantially all of its full-time employees who have served continuously for one year. Amounts determined under ERISA are funded annually. Benefits are based on compensation and years of service. Included in the assets of the plan as of December 31, 1999, were 417,428 shares of common stock of the Company with a market value of $9,470.

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

The following tables set forth the plan's status and amounts recognized in the Company's consolidated financial statements:

                                                    Pension Benefits        Other Benefits
                                                     1999      1998         1999      1998
Change in benefit obligation:
Benefit obligation at beginning of year            $54,919   $50,211      $ 2,587   $ 2,593
Service cost                                         1,778     1,663           23        20
Interest cost                                        3,589     3,515          161       169
Actuarial loss (gains)                               6,857     2,142          596      (208)
Benefits paid                                       (9,463)   (5,841)        (346)     (120)
Assumptions change                                  (8,978)    1,625          428       133
Plan merger                                            ---     1,604          ---       ---
Benefit obligation at end of year                   48,702    54,919        3,449     2,587

Change in plan assets:
Fair value of plan assets at beginning of year      59,114    59,076          ---       ---
Actual return on plan assets                         5,093      (346)         ---       ---
Employer contributions                                 384     4,214          ---       ---
Plan merger                                            ---     2,011          ---       ---
Benefits paid                                       (9,463)   (5,841)         ---       ---
Fair value of plan assets at end of year            55,128    59,114          ---       ---

Prepaid (accrued) benefits cost:
Funded status of the plan (underfunded)              6,426     4,195       (3,449)   (2,587)
Unrecognized net loss                               10,832    12,972        1,654       651
Unrecognized transition (asset) liability              (20)      (34)         263       283
Unrecognized prior service cost                       (859)   (1,426)        (507)     (549)
Prepaid (accrued) benefit cost                     $16,379   $15,707      $(2,039)  $(2,202)

                                                      Pension Benefits       Other Benefits
                                                      1999      1998         1999      1998
Weighted average assumptions
  as of December 31:
Discount rate                                         8.25%     6.75%        8.25%     6.75%
Expected return on plan assets                       11.00     11.00          n/a       n/a
Rate of compensation increase                         3.50      3.50          n/a       n/a


Components of net periodic benefit cost (income) were as follows:

                                             Pension Benefits                    Other Benefits
                                           1999     1998    1997              1999    1998   1997
Service cost                            $ 1,778   $ 1,663    $  1,496        $  23   $  20   $  18
Interest cost                             3,589     3,515       3,386          161     169     181
Expected return on plan assets           (5,093)      346     (13,548)         ---     ---     ---
Net amortization and deferral              (756)   (7,130)      8,302           (1)     (2)     11
Net periodic benefit cost (income)      $  (482)  $(1,606)   $   (364)       $ 183   $ 187   $ 210

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 9.0 percent for 1999 and 1998. It is assumed to decrease gradually to 5.5 percent for 2005 and remain at that level thereafter. The assumed health care cost trend rate has a significant effect on the amounts reported. A 1 percentage point change in the assumed health care cost trend rate would have the following effects:

                                         1 Percentage Point Increase        1 Percentage Point Decrease
Effect on total of service and interest
cost components in 1999                               $23                               $(18)

Effect on post-retirement benefit
obligation as of 1999                                $344                              $(285)

The Company also provides healthcare and various other benefits primarily to its full-time employees through its Flex*Ability plan. This plan allows employees to choose the coverages they desire. The costs of these benefits are shared between the Company and the employee. This is accomplished by giving flex credits to participating employees to help reduce their costs.

Taxable Income Reduction Account (TIRA) Plan participants can elect to defer a percentage of their annual earnings, subject to the maximum amount allowed of $10. The Company matches participants' basic contributions up to a specified percentage of basic contributions.

Note O - Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to total assets (as defined) of 8 percent, 4 percent and 4 percent, respectively. Management believes, as of December 31, 1999, that the Company exceeds all capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent regulatory notification categorized the Company and its banking subsidiaries as well capitalized. Well-capitalized institutions are required to maintain a total capital to risk-weighted assets ratio of at least 10 percent, a Tier 1 capital to risk-weighted assets ratio of at least 6 percent and a Tier 1 capital to total assets (leverage ratio) of at least 5 percent. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company and NBC's actual capital amounts and ratios are presented in the following table:

                              The Company           NBC
                             Actual            Actual
                             Amount   Ratio    Amount   Ratio
As of December 31, 1999
Total capital (to risk-
  weighted assets)          $648,314  13.75%  $427,735  11.67%
Tier 1 capital (to risk-
  weighted assets)          $589,357  12.50%  $384,195  10.48%
Tier 1 capital (to total
  assets)                   $589,357   8.86%  $384,195   7.03%

As of December 31, 1998
Total capital (to risk-
  weighted assets)          $514,036  12.87%  $292,263  11.84%
Tier 1 capital (to risk-
  weighted assets)          $464,085  11.62%  $262,987  10.65%
Tier 1 capital (to total
  assets)                   $464,085   7.94%  $262,987   6.71%



In accordance with federal banking laws, certain restrictions exist regarding the ability of the banking subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of certain regulatory authorities is required to pay dividends in excess of earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 1999, $51,723 of undistributed earnings of the banking subsidiaries, included in consolidated retained earnings, was available for distribution to the Company as dividends without prior regulatory approval. For the thrift subsidiaries the undistributed earnings are such that any dividend restrictions would not prevent the payment of routine dividends.

Under Federal Reserve regulations, the banking subsidiaries are also limited as to the amount they may loan to affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1999, the maximum amount available for transfer from the banking subsidiaries to the Company in the form of loans approximated 10.08 percent of consolidated net assets. There were no loans from the subsidiaries to the Company at December 31, 1999.

The Company's lead bank subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amounts of those reserve balances for the years ended December 31, 1999 and 1998, were approximately $5,484 and $9,253, respectively.

Note P - Segment Information

National Commerce Bancorporation operates several major lines of business. The commercial banking segment includes lending and related financial services to large and medium sized corporations. Included among these are several specialty services such as real estate finance, asset based lending and residential construction.

The retail banking segment includes sales and distribution of financial products and services to individuals. These include loan products such as residential mortgages, home equity lending, automobile and other personal financing needs. Retail banking also offers various deposit products that are designed for customers' saving and transaction needs.

The financial services segment includes trust, asset management, insurance and brokerage activities. Financial services also includes balance sheet management activities including oversight of the investment portfolio, non-deposit based funding and interest rate risk management and income from transaction processing, in-store consulting/licensing and specialty leasing.

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

The following tables present condensed income statements and average assets for each reportable segment. This presentation reflects management's determination that it operates in three separate business segments. Management has determined that treasury, which has previously been reported as a separate segment, should be combined with the financial services segment.

National Commerce Bancorporation
                                                   Year Ended December 31, 1999
                                         Commercial       Retail      Financial
                                          Banking        Banking      Services      Total
Net interest income                    $   52,424      $  105,584   $   92,145   $  250,153
Provision for loan losses                  (1,830)        (12,983)        (393)     (15,206)
Net interest income after provision
  for loan losses                          50,594          92,601       91,752      234,947
Other income                                3,773          11,755       76,986       92,514
Other expenses                            (15,108)        (41,026)     (99,124)    (155,258)
Income before income taxes                 39,259          63,330       69,614      172,203
Income taxes                              (13,220)        (23,483)     (28,266)     (64,969)
Net income                             $   26,039      $   39,847   $   41,348   $  107,234
Average assets                         $1,039,745      $2,851,995   $2,563,108   $6,454,848

                                                   Year Ended December 31, 1998
                                        Commercial    Retail       Financial
                                         Banking      Banking      Services         Total
Net interest income                    $   52,489     $  116,034   $   40,962   $  209,485
Provision for loan losses                  (1,250)        (8,637)        (192)     (10,079)
Net interest income after provision
  for loan losses                          51,239        107,397       40,770      199,406
Other income                                3,772         16,563       67,657       87,992
Other expenses                            (15,194)       (76,649)     (57,056)    (148,899)
Income before income taxes                 39,817         47,311       51,371      138,499
Income taxes                              (14,546)       (17,272)     (18,661)     (50,479)
Net income                             $   25,271     $   30,039   $   32,710   $   88,020
Average assets                         $  932,829     $2,382,985   $2,042,172   $5,357,986

                                                   Year Ended December 31, 1997
                                       Commercial        Retail      Financial
                                        Banking         Banking      Services        Total
Net interest income                    $   43,222     $  102,615   $   30,926   $  176,763
Provision for loan losses                  (4,926)       (12,163)        (274)     (17,363)
Net interest income after provision
  for loan losses                          38,296         90,452       30,652      159,400
Other income                                3,836         20,591       61,502       85,929
Other expenses                            (12,951)       (66,085)     (52,545)    (131,581)
Income before income taxes                 29,181         44,958       39,609      113,748
Income taxes                              (10,622)       (16,336)     (14,336)     (41,294)
Net income                             $   18,559     $   28,622   $   25,273   $   72,454
Average assets                         $  787,187     $2,067,638   $1,755,605   $4,610,430


Note Q - Disclosures About Fair Value of Financial Instruments

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


                                                                 December 31, 1999
                                                        Carrying Amount       Fair Value
Financial assets:
Cash and cash equivalents                                 $  261,296          $  261,296
Available-for-sale securities                             $  553,928          $  553,928
Held-to-maturity securities                               $1,759,383          $1,667,583
Trading account securities                                $   30,294          $   30,294
Net loans                                                 $3,926,192          $3,992,208

Financial liabilities:
Deposits                                                  $4,495,900          $4,478,706
Short-term borrowings                                     $  883,038          $  883,038
Federal Home Loan Bank advances, other borrowed
  funds and long-term debt                                $  720,707          $  718,918
Capital trust pass-through securities                     $   49,909          $   49,909

                                                                 December 31, 1998
                                                        Carrying Amount      Fair Value
Financial assets:
Cash and cash equivalents                                 $  335,862          $  335,862
Available-for-sale securities                             $  777,615          $  777,615
Held-to-maturity securities                               $1,377,102          $1,381,692
Trading account securities                                $   62,737          $   62,737
Net loans                                                 $3,319,026          $3,460,042

Financial liabilities:
Deposits                                                  $4,194,986          $4,223,537
Short-term borrowings                                     $  599,378          $  599,378
Federal Home Loan Bank advances, other borrowed
  funds and long-term debt                                $  737,982          $  737,909
Capital trust pass-through securities                     $   49,896          $   49,896

Note R - National Commerce Bancorporation Financial Information
 (Parent Company Only)

Balance Sheets

                                                           December 31
                                                        1999        1998
Assets
Cash*                                               $   22,511   $    4,125
Securities available for sale                           25,570       25,626
Investments in:
Bank subsidiaries*                                     502,067      420,517
Non-bank subsidiaries*                                  14,035        5,356
Other                                                   48,324       22,045
Total assets                                        $  612,507   $  477,669

Liabilities and Stockholders' Equity
Accounts payable and accrued liabilities            $    5,220   $    3,582
Debenture payable                                       49,909       49,896
Stockholders' equity                                   557,378      424,191
Total liabilities and stockholders' equity          $  612,507   $  477,669

*Eliminated in consolidation.


Statements of Income

                                                                Year Ended December 31
                                                           1999           1998        1997
Income:
Dividends from bank and thrift subsidiaries*           $   59,843     $   67,402   $   30,331
Dividends from non-bank subsidiaries*                       1,001          1,000          ---
Interest and other income from bank subsidiaries            1,338             19        1,412
Other                                                       3,153          2,909          311
                                                           65,335         71,330       32,054
Expenses:
Salaries and employee benefits                                 54             52           47
Interest on debenture                                       3,236          3,362        2,626
Other                                                       1,449          4,050        1,176
                                                            4,739          7,464        3,849
Income before income taxes (credits) and
  equity in undistributed earnings
  of subsidiaries                                          60,596         63,866       28,205
Income taxes (credits)                                       (104)        (1,379)        (706)
                                                           60,700         65,245       28,911
Equity in undistributed net income of:
Bank and thrift subsidiaries                               44,755         21,744       31,964
Non-bank subsidiaries                                       1,779          1,031       11,579
Net income                                             $  107,234     $   88,020   $   72,454

*Eliminated in consolidation.

Statements of Cash Flows

                                                                     Year Ended December 31
                                                                1999          1998           1997
Operating activities:
Net income                                                 $  107,234     $   88,020   $   72,454
Adjustments to reconcile net income to net
  cash provided by operating activities:
Undistributed earnings of subsidiaries                        (46,534)       (22,775)     (21,319)
(Increase) decrease in other assets                           (13,201)         2,270       (9,313)
Increase (decrease) in liabilities                              1,638         (2,446)      10,607
  Realized securities losses                                       69          1,845          ---
Net cash provided by operating activities                      49,206         66,914       52,429
Investing activities:
Investment in subsidiaries                                    (48,331)        (4,600)     (32,766)
  Proceeds from sale of available-for-sale securities          (6,114)         1,842      (29,617)
  Net cash used in investing activities                       (54,445)        (2,758)     (62,383)

Financing activities:
Stock offering                                                 80,248          ---          ---
Proceeds from debenture                                           ---          ---         49,875
Cash used to repurchase/retire stock                          (22,925)       (33,936)     (18,129)
Proceeds from exercise of stock options                         4,888          2,401        3,516
Cash dividends paid                                           (39,697)       (31,532)     (22,529)
Other                                                           1,111            ---           52
Net cash provided by (used in) financing activities            23,625        (63,067)      12,785
Increase in cash                                               18,386          1,089        2,831

Cash at beginning of year                                       4,125          3,036          205
Cash at end of year                                        $   22,511     $    4,125   $    3,036


Note S - Quarterly Results of Operations (Unaudited)

                                                             Quarter
                                          First        Second         Third       Fourth
1999:
Interest income                        $  109,229     $  112,970   $  120,515   $  125,314
Interest expense                           53,854         55,610       60,067       61,959
Net interest income                        55,375         57,360       60,448       63,355
Provision for loan losses                   2,539          3,985        4,378        4,304
Other income                               21,593         26,619       22,847       23,244
Securities gains (losses)                       2         (2,035)          20          224
Other expenses                             37,605         39,813       37,686       40,154
Income before income taxes                 36,826         38,146       41,251       42,365
Income taxes                               11,937         12,532       13,092       13,793
Net income                             $   24,889     $   25,614   $   28,159   $   28,572
Net income per common share:
  Basic                                      $.24           $.24         $.26   $      .26
  Diluted                                    $.23           $.24         $.26   $      .26

1998:
Interest income                        $   92,761     $   99,387   $  102,371   $  108,589
Interest expense                           46,138         49,255       50,310       54,509
Net interest income                        46,623         50,132       52,061       54,080
Provision for loan losses                     987          2,750        3,082        3,260
Other income                               22,037         22,008       21,813       21,910
Securities gains                                2             43          137           42
Other expenses                             36,422         37,166       37,383       37,928
Income before income taxes                 31,253         32,267       33,546       34,844
Income taxes                               10,536         10,986       10,702       11,666
Net income                             $   20,717     $   21,281   $   22,844   $   23,178
Net income per common share:
  Basic                                      $.20           $.21         $.22   $      .22
  Diluted                                    $.20           $.20         $.22   $      .22

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
National Commerce Bancorporation

We have audited the accompanying consolidated balance sheets of National Commerce Bancorporation and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Commerce Bancorporation and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Memphis, Tennessee                                Ernst & Young LLP
January 27, 2000