Form 10-K, Exhibit 13
period 2003-12-31
NATIONAL COMMERCE FINANCIAL CORP
filed 2004-03-15
CIK 101844

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes appearing elsewhere in this report. The discussion contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated future operating and financial performance measures, including net interest margin, credit quality, business initiatives, growth opportunities and growth rates, among other things. Words such as “expects,” “plans,” “estimates,” “projects,” “objectives” and “goals” and similar expressions are intended to identify these forward-looking statements. We caution readers that such forward-looking statements are necessarily estimates based on management’s judgment, and obtaining the estimated results is subject to a number of risks and uncertainties. Such risks are discussed below. A variety of factors, including those described below, could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in this report. We do not assume any obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. Certain amounts for prior periods have been reclassified to conform to the current presentation.

The following risks are those we believe to pose the greatest risk to our financial condition, operations and prospects: fluctuations in interest rates could adversely affect our net interest income and impact funding sources; competition with other providers of financial services could adversely affect our profitability and ability to grow core businesses; adverse changes in general economic conditions could result in declines in credit quality with resulting higher charge-offs, in the value of the collateral that secure our loans and in loan demand, our largest source of revenue; unfavorable political conditions including acts or threats of terrorism and actions taken by governments in response to terrorism; various monetary and fiscal policies and regulations, including those determined by the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Securities and Exchange Commission; and management’s ability to manage these and other risks.

We are a registered bank holding company headquartered in Memphis, Tennessee. We provide banking and other financial services through our banking and non-banking subsidiaries. We are the surviving corporation from the July 2000 merger of National Commerce Bancorporation with CCB Financial Corporation. Our banking subsidiaries are National Bank of Commerce (“NBC”) and NBC Bank, FSB. In certain of our markets, NBC operates under the trade names of “Central Carolina Bank” and “Wal-Mart Money Center by National Bank of Commerce.” We also are a 49 percent owner of First Market Bank, FSB. First Market operates 30 branch offices in the Richmond, Virginia area. Additionally, we own all of the outstanding common stock of numerous non-bank subsidiaries that provide a variety of financial services.

PERFORMANCE OVERVIEW

Management focuses on five key financial performance drivers in managing our operations and planning for the future. These performance drivers are: net interest margin, revenue growth, efficiency ratio, asset quality, and de novo expansion. This discussion and analysis is structured to present our discussion and analysis of our 2003 operating results in the context of these key drivers.

During 2003, with respect to our key drivers, we experienced:

•	Compression of our net interest margin due primarily to interest rates remaining at historically low levels;

•	Strong revenue growth in the mortgage banking and broker/dealer businesses and more modest revenue growth in traditional banking;

•	Cost pressures affecting our efficiency ratio as we added products and expanded into new markets that we expect will contribute significant future revenues;

•	Improved credit and asset quality, as we took what we believe to be the final significant charge-offs in our aircraft loan portfolio; and

•	Significant de novo expansion in Atlanta through our acquisition of former Wachovia branch sites and in Georgia and Tennessee through a co-branding relationship with Wal-Mart.

Moreover, during 2003, NCF took a series of actions that management believes will create a stronger earnings base for more efficient operations in the future. The impact of the more significant actions undertaken in 2003 is enumerated below; each item will be discussed in more detail in subsequent sections of this discussion and analysis.

In Thousands	Increase (decrease) to pre-tax income
Gain on sale of merchant processing operations	$38,321
Gain on sale of branches, net	9,110
Debt retirement/prepayment penalties, net	(31,661)
Settlement of First Mercantile lawsuit	(20,695)
Terminations of employment contracts	(15,699)

Net income in 2003 totaled $312 million, a 3.7 percent decrease from 2002’s $324 million. Basic and diluted earnings per share were $1.52 and $1.51, respectively, compared to 2002’s $1.57 and $1.55. Returns on average assets were 1.40 percent in 2003 and 1.59 percent in 2002. Returns on average stockholders’ equity were 11.46 percent and 12.60 percent, respectively, for the years ended 2003 and 2002.

SELECTED FINANCIAL DATA

Our five-year summary of selected financial data is included in Table 1. Results of operations from all entities acquired through business combinations accounted for as purchases are included in the consolidated results of operations from the date of acquisition. The CCBF merger significantly impacts the selected financial data presented as average balances and earnings from the net assets acquired are not included for 1999 and approximately one-half of 2000.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting policies generally accepted in the United States (“GAAP”) which require that we make estimates and assumptions (see Note 1 to the Consolidated Financial Statements) that affect the amounts reported in those financial statements. We have established procedures and processes to facilitate making the judgments necessary to prepare financial statements. In particular, we have identified accounting for loan losses, accounting for the fair value of tangible and intangible assets and accounting for income taxes as the more material items in our financial statements that involve complex accounting estimates and principles and a greater degree of judgment than required for most of our accounting entries. The following is a summary of the more judgmental and complex accounting estimates and principles. In each case, we have identified the variables most important in the estimation process. Management has used the best information available to make the estimations necessary to value the related assets and liabilities. Actual performance that differs from our estimates and future changes in the key variables could change future valuations and impact net income.

We believe that determination of the level of the allowance for loan losses involves a higher degree of judgment and subjective analysis as it inherently entails our making estimates based on future events. The allowance for loan losses is maintained at a level we consider appropriate to provide for estimated probable losses inherent in the loan portfolio and is increased through a provision for loan losses charged against earnings. The allowance is comprised of allocations for specific loans that in our judgment have an increased risk of uncollectibility, nonaccrual and classified loans, among various loan types based on their respective risk profiles and, lastly, a component for unallocated risks. The allowance is a significant estimate and we regularly evaluate it for appropriateness. We perform periodic and systematic detailed reviews of our lending portfolio to identify and estimate the inherent risks and assess the overall collectibility. These reviews include modeling based on historical experience and current events and conditions as well as individual loan valuations. During the analysis, numerous portfolio and economic assumptions are made. The use of different estimates or assumptions could produce different levels of allowance and provisions for loan losses. Additionally, an extended economic downturn could result in additional provisions to the allowance for loan losses. See “Allowance for Loan Losses” for additional discussion of this critical accounting policy.

Determining the fair value of assets, including the impairment of intangibles, is another area that involves a high degree of judgment and complexity. Certain assets, such as loans held for sale and mortgage servicing rights, are accounted for at the lower of cost or fair value. Some of these assets do not have readily available market quotations and require estimation of their fair value. We make these estimates based on valuation principles that may include discounting estimated future cash flows, utilizing standard valuation indices and/or comparing instruments to comparable publicly traded instruments for which market quotations are readily available. Additionally, under GAAP we must determine whether the book value of certain recorded assets, such as goodwill and core deposit intangibles, have been impaired. As of December 31, 2003, we have unamortized goodwill totaling $1.1 billion and core deposit intangibles totaling $173 million. GAAP requires that applicable intangible assets be evaluated for impairment at least annually. Goodwill was evaluated as of January 1, 2003, and found not to be impaired. Factors that could affect our estimation of intangible assets include deterioration of branches that resulted in intangible asset recognition and faster than anticipated run-off of acquired deposits.

We employ certain tax structures to reduce our tax rate below the statutory rates of the federal and individual state governments. Our estimate of tax expense for the year considers the risk that certain income may be taxed or certain deductions may be disallowed. In the event that tax authorities disagree with our treatment of revenues and expenses, we could incur additional tax expense from prior periods and in the future. Various states have been more aggressively pursuing income taxes due to their budget shortfalls. In addition, states have considered legislation that could impact our state tax expense.

Table 1. Five-Year Summary of Selected Financial Data

	Years Ended December 31
In Thousands Except Per Share Data	2003	2002	2001	2000	1999
Summary of Operations
Interest income	$1,054,136	1,130,497	1,222,865	937,976	455,974
Interest expense	314,626	396,891	571,752	517,204	229,334

Net interest income	739,510	733,606	651,113	420,772	226,640
Provision for loan losses	48,414	32,344	29,199	16,456	16,921

Net interest income after provision	691,096	701,262	621,914	404,316	209,719
Other income	450,972	369,041	310,178	184,982	90,322
Net investment securities gains (losses)	3,750	11,502	6,635	4,509	(3,095)
Other expenses	(724,439)	(607,783)	(580,043)	(513,897)	(157,106)

Income before taxes	421,379	474,022	358,684	79,910	139,840
Income taxes	134,614	150,412	133,388	34,600	47,208

Net income from continuing operations	286,765	323,610	225,296	45,310	92,632
Discontinued operations – merchant processing, net of tax	24,909	—	—	—	—

Net income	$311,674	323,610	225,296	45,310	92,632

Per Share Data
Basic earnings from continuing operations	$1.40	1.57	1.10	.29	.88
Diluted earnings from continuing operations	1.39	1.55	1.09	.28	.87
Basic net income	1.52	1.57	1.10	.29	.88
Diluted net income	1.51	1.55	1.09	.28	.87
Cash dividends	.74	.64	.56	.48	.375
Book value	13.56	13.06	11.97	11.52	6.00
Average shares outstanding:
Basic	204,864	205,933	204,972	157,387	104,947
Diluted	206,368	208,144	207,484	159,254	106,807

Average Balances
Assets	$22,265,245	20,355,186	17,907,012	12,401,982	6,358,828
Loans	12,923,620	12,464,347	11,332,177	7,427,320	3,489,625
Earning assets	19,618,567	17,771,297	15,636,578	11,033,301	5,905,404
Goodwill	1,082,052	1,056,830	920,738	520,525	66,922
Core deposit intangibles	204,993	264,973	263,273	163,899	26,299
Deposits	15,082,896	13,906,677	11,950,703	8,158,282	4,120,703
Trust preferred securities and long-term debt	298,397	282,703	93,656	72,529	66,275
Interest-bearing liabilities	16,652,029	15,427,472	13,624,276	9,707,525	5,255,601
Stockholders’ equity	2,719,758	2,569,088	2,418,149	1,522,217	542,259

Selected Period End Balances
Assets	$23,016,916	21,472,116	19,273,713	17,745,792	6,913,786
Loans	13,250,080	12,923,940	11,974,765	11,008,419	3,985,789
Allowance for loan losses	170,452	163,424	156,401	143,614	59,597
Goodwill	1,085,565	1,077,118	946,157	934,467	96,213
Core deposit intangibles	172,658	236,916	251,464	287,707	18,939
Deposits	15,549,587	14,494,734	12,619,479	11,979,631	4,495,900
Trust preferred securities and long-term debt	277,996	296,707	282,018	89,301	56,281
Stockholders’ equity	2,781,186	2,682,432	2,455,331	2,364,838	649,241

Ratios
Return on average assets	1.40%	1.59	1.26	.37	1.46
Return on average equity	11.46	12.60	9.32	2.98	17.08
Net interest margin, taxable equivalent	3.91	4.29	4.36	4.02	4.07
Net charge-offs to average loans	.32	.25	.21	.20	.24
Dividend payout ratio	48.68	40.76	50.91	165.52	42.61
Average equity to average assets	12.22	12.62	13.50	12.27	8.53

NET INTEREST MARGIN

The net interest margin is one of the key drivers as net interest income is our principal source of earnings. Volume, yield/cost and relative mix of both earning assets and interest-bearing and noninterest-bearing sources of funds impact net interest income. Taxable equivalent interest income is a non-GAAP financial measure used by NCF and other financial services companies to reflect tax-advantaged interest income on loans and securities on an equivalent pre-tax basis.

During 2003, management undertook several strategies to enhance our net interest margin. Late in the second quarter and continuing into early third quarter, we converted $300 million of floating rate, LIBOR-based loans to fixed-rate loans using interest rate swaps designated as cash flow hedges. In the third quarter, we prepaid approximately $658 million of fixed-rate FHLB advances with weighted average rates of 4.27 percent, replacing the funding with primarily short-term, lower-cost borrowings. We believe that the early debt retirement/termination penalties of $32 million incurred will be recouped through lower future interest expense from cheaper short-term borrowings. Additionally, in the third quarter, we sold approximately $300 million of investment securities which we were able to reinvest in higher yielding securities with a comparable average life. Our fourth quarter net interest margin was 3.98 percent compared to 3.83 percent in the third quarter. Our margin improvement in the fourth quarter resulted primarily from the implementation of these strategies and to a lesser degree, receipt of some unanticipated loan fees. We anticipate that our net interest margin will continue to experience downward pressure in 2004. See Table 2 for an analysis of our net interest margin.

Interest-earning Assets and Interest-bearing Liabilities To combat recession fears and slowdowns in the economy, the Federal Reserve has decreased the target federal funds rate during the past three years. Since the beginning of 2001, the Federal Reserve has decreased the target federal funds rate by a total of 550 basis points, with the most recent decrease being 25 basis points in June 2003. We do not anticipate any further decreases by the Federal Reserve in 2004 and believe it is possible that the Federal Reserve will increase rates later in 2004.

Each time the Federal Reserve decreased the target federal funds rate, our banking subsidiaries lowered their prime lending rate to keep pace with the changes in funding costs. The prime rates charged by our banking subsidiaries have fallen from 4.75 percent at December 31, 2001, to 4.25 percent at December 31, 2002, and to 4.00 percent at December 31, 2003. Our yield on interest-earning assets has fallen due to these interest rate changes and the lower-reinvestment rates available as loans repaid. Additionally, accelerated prepayments of our investments in mortgage-backed securities and collateralized mortgage obligations resulted in increased amortization of premiums on those investments that negatively impacted our yield on earning assets. Finally, we experienced lower overall investment yields as proceeds from called/prepaid investments were reinvested in securities at then current, lower yields. During 2003, the increase in interest income from higher volumes of interest-earning assets was more than offset by the decrease in interest income from lower rates earned on those assets. See Table 3 for additional analysis of the impact of volume and rate on our net interest income.

Corresponding with the falling yields on interest-earning assets, the rates paid on our interest-bearing liabilities have decreased when repriced. Additionally, the long-term debt restructuring mentioned earlier decreased our cost of funds. Increases in interest expense due to higher volumes of interest-bearing liabilities were more than offset by decreased interest expense due to lower rates paid on those liabilities. Overall, our net interest income increased by $69 million due to variances in volume from average outstandings in 2002 and decreased $64 million due to variances in rates in effect during 2002.

Our “net free liabilities” (noninterest-bearing liabilities and equity) impact our net interest margin as they provide a free source of funding our asset growth. We focused our sales efforts on increasing noninterest-bearing deposits during 2003 with a resulting increase of $465 million in average noninterest-bearing deposits over 2002’s level. The contribution of “net free liabilities” to the net interest margin (computed as net interest margin less interest rate spread) fell to 28 basis points in 2003 from 2002’s 33 basis points. Despite the increase in our “net free liabilities” of approximately $686 million, the contribution of net free liabilities to our net interest margin declined as a result of the 101 basis point decline in the average yield on our interest-earning assets as discussed previously. See Table 3 for an analysis of the impact of changes in volume and rate on our net interest margin.

Table 2. Average Balances and Net Interest Income Analysis

	Years Ended December 31
	2003			2002			2001
Taxable Equivalent Basis- In Thousands (1)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:
Loans (2)	$12,923,620	768,972	5.95%	12,464,347	871,958	7.00	11,332,177	957,939	8.45
U.S. Treasury and U.S. government agencies and corporations (3)	5,300,099	248,916	4.70	4,314,669	232,341	5.39	2,997,402	205,741	6.87
States and political subdivisions	103,562	8,348	8.06	130,696	10,632	8.14	165,652	13,729	8.29
Equity and other securities (3)	1,023,589	51,199	5.00	736,461	41,700	5.66	984,023	69,383	7.05
Trading account securities	133,529	2,902	2.17	77,780	2,322	2.99	67,389	3,230	4.79
Federal funds sold and other short-term investments	112,758	1,105.98		31,299	631	2.02	62,065	2,927	4.72
Time deposits in other banks	21,410	872	4.07	16,045	372	2.32	27,870	1,257	4.51

Total earning assets	19,618,567	1,082,314	5.52%	17,771,297	1,159,956	6.53	15,636,578	1,254,206	8.02

Non-earning assets:
Cash and due from banks	432,779			436,503			401,214
Bank owned life insurance	233,664			219,380			152,697
Investment in First Market Bank	29,980			25,889			23,169
Premises and equipment	270,648			246,714			205,401
Goodwill	1,082,052			1,056,830			920,738
Core deposit intangibles	204,993			264,973			263,273
All other assets, net	392,562			333,600			303,942

Total assets	$22,265,245			20,355,186			17,907,012

Interest-bearing liabilities:
Savings and time deposits	$12,672,211	210,687	1.66%	11,960,805	275,759	2.31	10,502,689	429,623	4.09
Short-term borrowed funds	1,484,410	18,217	1.23	1,106,456	17,817	1.61	1,079,070	39,066	3.62
Federal Home Loan Bank advances	2,197,011	77,473	3.53	2,077,508	93,492	4.50	1,948,861	97,838	5.02
Trust preferred securities and long-term debt	298,397	8,249	2.77	282,703	9,823	3.48	93,656	5,225	5.58

Total interest-bearing liabilities	16,652,029	314,626	1.89%	15,427,472	396,891	2.57	13,624,276	571,752	4.20

Other liabilities and stockholders’ equity:
Demand deposits	2,410,685			1,945,872			1,448,014
Other liabilities	482,773			412,754			416,573
Stockholders’ equity	2,719,758			2,569,088			2,418,149

Total liabilities and stockholders’ equity	$22,265,245			20,355,186			17,907,012

Net interest income and net interest margin (4)		$767,688	3.91%		763,065	4.29		682,454	4.36

Interest rate spread (5)			3.63%			3.96			3.82

(1)	The taxable equivalent basis is computed using 35 percent federal and applicable state tax rates in 2003, 2002 and 2001. A reconciliation of taxable equivalent interest income, a non-GAAP measure, to GAAP interest income is provided below:

In Thousands	2003	2002	2001
Taxable equivalent interest income	$1,082,314	1,159,956	1,254,206
Less taxable equivalent adjustment for:
Loans	8,117	10,670	12,311
Investment securities	19,992	18,719	18,822
Trading account securities	60	48	96
Federal funds sold and other short-term investments	9	22	112

GAAP interest income	$1,054,136	1,130,497	1,222,865

(2)	The average loan balances include nonaccrual loans and loans available for sale.
(3)	The average balances for debt and equity securities exclude the effect of their mark-to-market adjustment, if any.
(4)	Net interest margin is computed by dividing net interest income by total earning assets.
(5)	Interest rate spread equals the earning asset yield minus the interest-bearing liability rate.

Table 3. Volume and Rate Variance Analysis

	Years Ended December 31
	2003			2002
Taxable Equivalent Basis - In Thousands (1) (2)	Volume Variance	Rate Variance	Total Variance	Volume Variance	Rate Variance	Total Variance
Interest income:
Loans	$31,309	(134,295)	(102,986)	89,290	(175,271)	(85,981)
U.S. Treasury and U.S. government agencies and corporations	48,777	(32,202)	16,575	77,387	(50,787)	26,600
States and political subdivisions	(2,181)	(103)	(2,284)	(2,852)	(245)	(3,097)
Equity and other securities	14,795	(5,296)	9,499	(15,520)	(12,163)	(27,683)
Trading account securities	1,342	(762)	580	442	(1,350)	(908)
Federal funds sold and short-term investments	939	(465)	474	(1,066)	(1,230)	(2,296)
Time deposits in other banks	154	346	500	(413)	(472)	(885)

Increase (decrease) in interest income	95,135	(172,777)	(77,642)	147,268	(241,518)	(94,250)

Interest expense:
Savings and time deposits	15,777	(80,849)	(65,072)	(53,215)	207,079	153,864
Short-term borrowed funds	5,210	(4,810)	400	(967)	22,216	21,249
Federal Home Loan Bank advances	5,115	(21,134)	(16,019)	(6,197)	10,543	4,346
Trust preferred securities and long-term debt	522	(2,096)	(1,574)	(7,191)	2,593	(4,598)

(Increase) decrease in interest expense	26,624	(108,889)	(82,265)	(67,570)	242,431	(174,861)

Increase (decrease) in net interest income	$68,511	(63,888)	4,623	79,698	913	80,611

(1)	The taxable equivalent basis is computed using 35 percent federal and applicable state tax rates.
(2)	The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of the rate or volume variance to the sum of the absolute value of the two variances.

Loans are our largest category of earning assets and generate the highest yields. We believe our strategy of lending to small- to medium-sized commercial customers and consumers allows a higher interest rate spread, which helps support our net interest margin as well as limiting our credit losses. There is no substantial loan concentration in any one industry or to any one borrower. Table 4 presents the year-end breakdown of the major categories of the loan portfolio for the previous five years based upon regulatory classifications. The 2000 CCBF acquisition contributed over $6 billion to outstanding loans.

Table 4. Loan Portfolio

	As of December 31
In Thousands	2003	2002	2001	2000	1999
Commercial, financial and agricultural	$1,635,823	1,349,548	1,325,049	1,223,032	689,945
Real estate - construction	2,276,325	2,262,636	2,195,516	1,907,533	283,033
Real estate - mortgage	7,454,394	7,368,436	6,823,405	5,959,114	1,625,374
Real estate – mortgage held for sale	215,132	429,762	103,400	—	—
Consumer	1,453,324	1,307,029	1,329,721	1,730,940	1,356,824
Revolving credit	84,496	74,440	61,713	58,840	—
Lease financing	149,599	145,660	152,918	145,883	33,405

Total gross loans	13,269,093	12,937,511	11,991,722	11,025,342	3,988,581
Less: Unearned income	19,013	13,571	16,957	16,923	2,792

Total loans	$13,250,080	12,923,940	11,974,765	11,008,419	3,985,789

Loans in the commercial, financial and agricultural category consist primarily of short-term and/or floating rate commercial loans made to small- to medium-sized companies. Real estate-construction loans are primarily made to commercial developers and residential contractors on a floating rate basis. We expect slightly higher growth in these categories during 2004 as we expect the economy to continue to rebound. We will maintain our focus on high underwriting standards and credit quality, thus remaining selective with respect to the evaluation and origination of new loans.

Real estate-mortgage loans consist of loans secured by first or second deeds of trust on primary residences ($3.2 billion or 43 percent of total real estate-mortgage loans), multifamily residential properties and commercial properties ($2.5 billion or 34 percent of total real estate-mortgage loans). We have continued to promote home equity lines of credit which have grown to $1.7 billion at December 31, 2003, compared to 2002’s $1.3 billion. In March 2003, we consummated a securitization transaction involving “one-to-four family” mortgages. The transaction was a private securitization with NCF retaining subordinated beneficial interests. We securitized $428 million of adjustable-rate mortgages (ARMs) and $218 million of fixed-rate mortgages. We retained all but approximately $90 million of the newly created securities. NCF will continue to service all the loans and will be compensated for its servicing responsibilities at market rates. Mortgage servicing rights of approximately $5 million were initially recorded as an asset in this transaction. The retained securities at December 31, 2003, totaled approximately $340 million and are included in investment securities.

Consumer loans consist primarily of loans secured by automobiles and other consumer personal property. Lending officers consider the customer’s debt obligations, ability to repay and general economic trends in their decision to extend credit. Significant portions of these loans are originated through NCF’s dealer finance business, a network of auto dealerships primarily located in the southeast. We expect only moderate growth during 2004 relative to total loans.

Table 5. Maturities and Sensitivities of Loans to Changes in Interest Rates

	As of December 31, 2003
In Thousands	Commercial, Financial and Agricultural	Real Estate- Construction	Total
Due in one year or less	$618,771	675,238	1,294,009
Due after one year through five years:
Fixed interest rates	466,802	456,560	923,362
Floating interest rates	427,367	584,929	1,012,296
Due after five years:
Fixed interest rates	83,818	97,209	181,027
Floating interest rates	39,065	462,389	501,454

Total	$1,635,823	2,276,325	3,912,148

Our securities portfolio consists primarily of debt securities issued by U.S. government agencies and corporations. Many of these securities are structured mortgage securities allowing us to better control the timing of principal repayments and other securities containing call provisions. We segregate debt and equity securities that have readily determinable fair values into one of three categories: available for sale, held to maturity and trading. See Table 6 for additional information about our available for sale and held to maturity portfolios. Securities available for sale are carried at their fair value and the mark-to-market adjustment was $18 million in net unrealized gains at December 31, 2003. After considering applicable tax benefits, the mark-to-market adjustment increased total stockholders’ equity by $11 million. Future fluctuations in stockholders’ equity may occur due to changes in the fair values of available for sale securities.

Trading securities, exclusively from our institutional broker/dealer business, totaled $281 million at December 31, 2003. The majority of these trading securities are trust preferred securities sponsored by other financial institutions. We anticipate selling or securitizing the trust preferred securities in the first quarter of 2004.

Growth of the investment securities portfolio in 2004 will depend on our loan growth, the interest rates available for reinvesting maturing securities and changes in the interest rate yield curve. Due to the current low interest rate environment, at times we may curtail or refrain from the reinvestment of cash flows from our investment portfolio, instead using proceeds to pay off wholesale funding liabilities and reduce our balance sheet thereby improving capital ratios but lowering net interest income. It is currently anticipated that the investment securities portfolio will remain approximately the same percentage of total earning assets in 2004.

Table 6. Investment Securities Portfolio

	As of December 31,
	Available for Sale				Held to Maturity
	2003		2002		2003		2002
In Thousands	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury	$36,408	36,578	35,724	36,505	—	—	—	—
U.S. government agencies and corporations	926,264	924,595	860,005	887,781	427,677	422,966	397,693	409,294
Mortgage-backed securities	3,902,534	3,919,646	3,422,244	3,474,518	756,091	738,347	307,096	310,432
States and political subdivisions	48,375	50,325	61,317	64,351	45,706	47,180	56,012	58,214
Debt and equity securities	306,974	307,285	314,026	313,854	151,097	166,991	164,851	175,354

Total	$5,220,555	5,238,429	4,693,316	4,777,009	1,380,571	1,375,484	925,652	953,294

	Available for Sale		Held to Maturity
	Carrying Value	Weighted Average Yield (1)	Carrying Value	Weighted Average Yield (1)
U.S. Treasury:
Within 1 year	$22,248	1.75%	—	—
After 1 but within 5 years	14,207	2.04	—	—
After 5 but within 10 years	123	4.21	—	—

Total U.S. Treasury	36,578	1.87	—	—

U.S. government agencies and corporations:
After 1 but within 5 years	176,415	4.25	180,000	4.78
After 5 but within 10 years	748,180	4.14	247,677	4.31

Total U.S. government agencies and corporations	924,595	4.16	427,677	4.51

States and political subdivisions:
Within 1 year	3,748	8.19	3,353	9.20
After 1 but within 5 years	27,512	8.19	21,981	8.61
After 5 but within 10 years	13,332	8.95	19,886	8.78
After 10 years	5,733	8.72	486	7.52

Total States and political subdivisions	50,325	8.45	45,706	8.72

Mortgage-backed securities	3,919,646	4.80	756,091	4.59
Debt and equity securities	307,285	3.92	151,097	7.58

Total	$5,238,429	5.65%	1,380,571	8.08

(1)	Where applicable, the weighted average yield is computed on a taxable equivalent basis using a 35 percent federal tax rate and applicable state tax rates.

Deposits are our primary source of funding earning asset growth. Substantially all deposits originate within our banking subsidiaries’ market areas. We categorize our deposits into either core or wholesale deposits. Core deposits, which are generally customer-based, are an important, stable lower-cost funding source and typically react more slowly to interest rate changes than wholesale deposits. Average core deposits totaled $13 billion at December 31, 2003, compared to $12.3 billion the prior year. We will continue to target core deposit growth in noninterest-bearing demand deposits due to their interest-free nature and their potential for providing deposit fee income. See Table 7 for additional information on average deposits.

Table 7. Average Deposits

	Years Ended December 31
	2003		2002		2001
In Thousands	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Savings and time deposits:
Savings, NOW and money market accounts	$5,774,180.87%		5,619,626	1.43	4,665,362	2.98
Time	6,898,031	2.67	6,341,179	3.48	5,837,327	5.48

Total savings and time deposits	12,672,211	1.66%	11,960,805	2.31	10,502,689	4.09

Demand deposits	2,410,685		1,945,872		1,448,014

Total deposits	$15,082,896		13,906,677		11,950,703

Certificates of deposit in denominations of $100,000 or more are our primary wholesale deposit. At December 31, 2003, these accounts totaled $2.2 billion compared to $1.7 billion at December 31, 2002. During 2003, the maximum month-end balance for certificates of deposit in amounts of $100,000 or more was $2.3 billion. The following is a remaining maturity schedule of these deposits at December 31, 2003 (in thousands):

	3 Months or Less	Over 3 Through 6 Months	Over 6 Through 12 Months	Over 1 Year	Total
Jumbo and brokered deposits	$1,053,039	681,194	443,300	29,203	$2,206,736

Interest Rate Risk Management We manage interest sensitivity so as to mitigate significant net interest margin fluctuations while promoting consistent net income increases during periods of changing interest rates. Interest sensitivity is our primary market risk and is defined as the risk of economic loss resulting from adverse changes in interest rates such as reduced net interest income. The structure of our loan and deposit portfolios is such that a significant increase or decline in interest rates may adversely impact net interest income. Responsibility for managing interest rate, market and liquidity risks rests with our Asset/Liability Management Committee (“ALCO”). ALCO reviews interest rate and liquidity exposures and, based on its view of existing and expected market conditions, adopts balance sheet strategies that are intended to optimize net interest income to the extent possible while minimizing the risk associated with changes in interest rates.

Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the prime rate are much more interest rate sensitive than fixed-rate securities and loans. Similarly, time deposits of $100,000 and over and money market accounts are much more interest rate sensitive than savings accounts. The shorter-term interest rate sensitivities are the key to measurement of the interest sensitivity gap, or difference between interest-sensitive earning assets and interest-sensitive liabilities. Trying to minimize this gap is a continual challenge in a changing interest rate environment and one of the objectives of the ALCO. ALCO uses Gap Analysis as one method to determine and monitor the appropriate balance between interest-sensitive assets and interest-sensitive liabilities.

Gap Analysis measures the interest sensitivity of assets and liabilities at a given point in time. The interest sensitivity of assets and liabilities is based on the timing of contractual maturities and repricing opportunities. A positive interest-sensitive gap occurs when interest-sensitive assets exceed interest-sensitive liabilities. The reverse situation results in a negative gap. Management believes that an essentially balanced position (+/- 15 percent of tangible assets) between interest-sensitive assets and liabilities is necessary in order to protect against wide fluctuations in interest rates. An analysis of our interest sensitivity position at December 31, 2003 is presented in Table 8. At December 31, 2003, we had a cumulative “negative gap” (interest-sensitive liabilities, equity and interest rate swaps exceeded interest-sensitive assets) of $821 million or 3.57 percent of total assets over a twelve-month horizon. This compares to a cumulative “positive gap” of $909 million or 4.23 percent of total assets over a twelve-month horizon at December 31, 2002. The ratio of assets to liabilities, equity and interest rate swaps was .93x at December 31, 2003 compared to 1.10x at December 31, 2002. ALCO decided that a change in our gap position was prudent due to its expectation that short-term interest rates will remain at low levels during 2004.

In June 2003, the Federal Reserve reduced the federal funds rate 25 basis points to 1.00 percent and NCF lowered its prime rate by the same amount to 4.00 percent. As a result of the asset sensitive gap position in the less than 30 day category, as shown in Table 8, additional declines in interest rates could have a negative impact on our net interest margin into 2004 until our interest-bearing liabilities reprice.

Table 8.

Interest Sensitivity Analysis

	As of December 31, 2003 (1)
In Thousands	30 Days Sensitive		6 Months Sensitive	6 Months to 1 Year Sensitive	Total Sensitive	Beyond 1 Year Sensitive	Total
Assets:
Short-term investments	$474,545		—	—	474,545	—	474,545
Investment securities	712,797		459,314	580,953	1,753,064	4,865,936	6,619,000
Loans	6,646,019		1,019,727	1,027,773	8,693,519	4,556,561	13,250,080
Other assets	—		—	—	—	2,673,291	2,673,291

Total assets	7,833,361		1,479,041	1,608,726	10,921,128	12,095,788	23,016,916

Liabilities and equity:
Noninterest-bearing demand deposits	211,633		423,267	—	634,900	1,967,126	2,602,026
Savings deposits	920,999		616,504	616,504	2,154,007	3,723,995	5,878,002
Time deposits	1,975,816		2,024,335	1,486,130	5,486,281	1,583,278	7,069,559
Short-term borrowed funds	1,511,908		150,000	—	1,661,908	10,000	1,671,908
Long-term debt	1,278,866		561	687	1,280,114	1,299,073	2,579,187
Other liabilities	—		—	—	—	435,048	435,048

Total liabilities	5,899,222		3,214,667	2,103,321	11,217,210	9,018,520	20,235,730
Total equity	—		—	—	—	2,781,186	2,781,186

Total liabilities and equity	5,899,222		3,214,667	2,103,321	11,217,210	11,799,706	23,016,916

Interest rate swaps:
Pay floating/receive fixed	300,000		225,000	—	525,000	(525,000)	—

Interest sensitivity gap	$1,634,139		(1,960,626)	(494,595)	(821,082)

Cumulative gap	$1,634,139		(326,487)	(821,082)

Cumulative ratio of assets to liabilities, equity and interest rate swaps	1.26	X	.97	.93

Cumulative gap to total assets	7.10%		(1.42)	(3.57)

COMPARATIVE INTEREST SENSITIVITY GAP

	As of December 31, 2002
In Thousands	30 Days Sensitive		6 Months Sensitive	6 Months to 1 Year Sensitive	Total Sensitive	Beyond 1 Year Sensitive	Total
Cumulative gap	$2,341,321		1,110,902	908,780

Cumulative ratio of assets to liabilities, equity and interest rate swaps	1.57	x	1.15	1.10

Cumulative gap to total assets	10.90%		5.17	4.23

(1)	Assets and liabilities that mature in one year or less and/or have interest rates that can be adjusted during this period are considered interest-sensitive. The interest sensitivity position has meaning only as of the date for which it is prepared.

Gap Analysis is a limited measurement tool, however, because it does not incorporate the interrelationships between interest rates charged or paid, balance sheet trends and reaction to interest rate changes. In addition, a gap analysis model does not consider that changes in interest rates do not affect all categories of assets and liabilities equally or simultaneously. Therefore, ALCO uses Gap Analysis as a tool to monitor changes in the balance sheet structure. To estimate the impact that changes in interest rates would have on our earnings, ALCO uses Simulation Analysis. ALCO prepares and reviews the Simulation Analysis quarterly. The most recent Simulation Analysis was as of November 30, 2003 and those results do not vary significantly from those that would have been obtained for an analysis as of December 31, 2003.

Simulation Analysis is performed using a computer-based asset/liability model incorporating current portfolio balances and rates, contractual maturities, repricing opportunities, and assumptions about prepayments, future interest rates and future volumes. Using this information, the model calculates earnings estimates under multiple interest rate scenarios. To measure the sensitivity of our earnings, the results of multiple simulations, which assume changes in interest rates, are compared to the “base case” simulation, which assumes no changes in interest rates. The sensitivity of earnings is expressed as a percentage change in comparison to the “base case” simulation. The model assumes an immediate parallel shift in the interest rate environment. Using data as of November 30, 2003, a 100 basis point increase is projected to decrease net income .8 percent and a 100 basis point decrease is projected to decrease net income 4.1 percent. The model uses asymmetrical pricing assumptions with respect to certain borrowings whereby interest rates are assumed not to be able to fall as much as they are able to rise (a floor is established but no ceiling). With call risk, in a falling interest rate environment, issuer calls of higher yielding securities produce excess cash that would be re-invested at the lower rates available in the market. In a rising rate environment, maturities of lower-yielding callable securities are extended and less cash is generated for re-investment at the higher market rates available.

As of December 31, 2003, management believes that NCF is positioned to avoid material negative changes in net income resulting from future changes in interest rates. Management continues to target a relatively neutral position relative to future interest rate increases in the event that interest rates increase in 2004. If simulation results show that earnings sensitivity exceeds the targeted limit, ALCO will adopt on-balance sheet and/or off-balance sheet strategies to bring earnings sensitivity within target guidelines. ALCO reviews the interest-earning and interest-bearing portfolios to ensure a proper mix of fixed- and variable-rate products.

Estimating the amount of interest rate risk requires using significant assumptions about the future. These estimates will be different from actual results for many reasons, including but not limited to, changes in the growth of the overall economy, changes in credit spreads, market interest rates moving in patterns other than the patterns chosen for analysis, changes in customer preferences, changes in tactical and strategic plans and changes in Federal Reserve policy. Stress testing is performed quarterly on all market risk measurement analyses to help understand the relative sensitivity of key assumptions and thereby better understand and evaluate our risk profile.

Management will continue to monitor our interest sensitivity position with the goals of ensuring adequate liquidity while at the same time seeking profitable spreads between the yields on funding uses and the rates paid for funding sources.

Market Risk Management Market risk arises from fluctuations in interest rates that may result in changes in the value of financial instruments that are accounted for on a mark-to-market basis, such as trading account securities. NCF’s market risk arises primarily from interest rate risk inherent in its lending and deposit-taking activities.

NCF utilizes derivative financial instruments to manage interest rate sensitivity and market risk by modifying the repricing or maturity of assets or liabilities. By their nature, derivative instruments are subject to market risk. We do not utilize derivative instruments for speculative purposes. All interest rate derivatives that qualify for hedge accounting are recorded at fair values as “other assets” or “other liabilities” on the balance sheet and are designated as either “fair value” or “cash flow hedges”. Notional amounts do not represent amounts to be exchanged between parties and are not a measure of financial risks, but only provide the basis for calculating interest payments between the counterparties. Net interest received or paid on an interest rate swap agreement is recognized over the life of the contract as an adjustment to interest income (expense) of the modified or “hedged” financial asset or liability. Interest rate swaps outstanding as of December 31, 2003 are included in Table 9.

Table 9. Interest Rate Swaps

Hedge Type	Notional Amount	Purpose	Maturity Date
Fair value hedge	$200 million	Convert fixed-rate trust preferred securities to floating LIBOR-based rate	December 2031 (1)
Cash flow hedge	$300 million	Convert floating LIBOR-based loans to fixed-rate	July 2007 to July 2009
Fair value hedge	$25 million	Convert fixed-rate deposits to floating-rate	June 2009 (2)

(1)	Callable December 2006.
(2)	Callable June 2004.

Table 10 provides information about our financial instruments (used for purposes other than trading) that are sensitive to changes in interest rates as of December 31, 2003. Principal cash flow and related weighted average interest rates by contractual maturities for loans, securities and liabilities with contractual maturities are presented. We included assumptions of the impact of interest rate fluctuations on prepayments based on our historical experience. For core deposits that have no contractual maturity, the principal cash flows and related weighted average interest rates presented are based upon our historical experience, management’s judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. Weighted average variable rates are based on rates in effect at December 31, 2003.

Table 10. Market Risk Disclosure

	Principal Amount Maturing in							Approximate Fair Value at Dec. 31, 2003
In Thousands	2004	2005	2006	2007	2008	Thereafter	Total
Rate-sensitive Assets:
Fixed interest rate loans	$2,348,542	1,346,511	1,119,462	1,020,171	499,720	296,088	6,630,494	6,997,000
Average interest rate	6.34%	6.53	6.45	6.56	6.24	7.28	6.47
Variable interest rate loans	$2,544,710	852,341	755,248	750,671	788,826	927,790	6,619,586	6,620,000
Average interest rate	4.29%	4.40	4.37	4.36	4.32	4.64	4.38
Fixed interest rate securities	$1,204,552	958,534	575,278	766,403	495,485	2,044,881	6,045,133	6,040,000
Average interest rate	4.77%	4.72	4.70	4.74	4.42	4.58	4.66
Variable interest rate securities	$124,128	71,158	40,308	22,726	12,744	302,803	573,867	574,000
Average interest rate	4.51%	4.50	4.50	4.49	4.49	2.75	3.63

Rate-sensitive Liabilities:
Noninterest-bearing deposits	$634,900	571,410	571,410	190,470	190,470	443,366	2,602,026	2,602,000
Average interest rate	—	—	—	—	—	—	—
Savings and NOW accounts	$1,233,008	1,544,641	1,544,641	388,928	388,928	777,856	5,878,002	5,878,000
Average interest rate	.92%	.59	.59	.48	.48	.48	.63
Time deposits	$5,486,629	901,351	320,949	272,907	46,668	41,055	7,069,559	7,116,000
Average interest rate	1.94%	2.74	3.08	4.77	3.26	3.03	2.22
Fixed interest rate borrowings	$159,091	11,422	232,861	31,427	205,630	1,027,734	1,668,165	1,718,000
Average interest rate	3.53%	6.44	1.14	1.91	4.95	5.22	4.40
Variable interest rate borrowings	$2,429,122	119,786	—	34,022	—	—	2,582,930	2,583,000
Average interest rate	.95%	.52	—	2.15	—	—	.94

Rate-sensitive Derivative Financial Instruments:
Pay variable/receive fixed interest rate swaps	$525,000
Average pay rate	1.48%
Average receive rate	4.86

REVENUE GROWTH

Revenue, which includes net interest income discussed in the prior section and noninterest income, is our second identified driver. Our levels of noninterest income are, and will continue to be, a significant factor in determining our financial success. Noninterest income as a percentage of total revenues (taxable equivalent basis) grew to 38.1 percent in 2003 compared to 2002’s 33.9 percent and 2001’s 32.3 percent. Excluding net investment securities gains and gains on branch sales, the percentages would be 37.5 percent in 2003, 33.2 percent in 2002 and 31.8 percent in 2001. The largest increases in 2003 were mortgage banking revenues and broker/dealer revenues.

Service charges on deposit accounts are our largest single category of noninterest income. During 2003, we experienced a 5.6 percent increase in service charges due in part to a $7 million increase in overdraft fees due to higher volumes of consumer demand deposit accounts and changes in various fees assessed for overdrafts. Additionally, we experienced higher levels of ATM and check card usage. Finally, we realized higher levels of commercial service charges due to 11.5 percent growth in commercial accounts outstanding and the impact of lower interest rates in computing commercial service charges. Deposit service charges increases were somewhat offset by declines in debit card revenues from the August 2003 industry settlement of litigation regarding debit card fees. We review our deposit products and service charge structure periodically to ensure that we are competitive with the marketplace. We anticipate continued growth in deposit service charge income as we emphasize transaction account deposit growth.

Our mortgage banking income was up $38 million during 2003 due primarily to our December 2002 acquisition of an Atlanta mortgage-originator whose results are included in 2003 for a full twelve months but only for one month in 2002. Additionally, the mortgage industry experienced unprecedented levels of refinancings during the first three quarters of 2003 due to the lowest mortgage rates in many years; mortgage activity has slowed significantly in the latter part of 2003 and 2004 activity is expected to be significantly below 2003 levels. Prior to the third quarter of 2002, we sold the majority of our originated mortgages on a loan-by-loan basis to larger mortgage companies. In late 2002, we began pooling our originated conforming mortgages and selling the loans in the secondary market to various agencies with servicing retained. In the second quarter 2003, as a result of declines in servicing rights values, we made a decision to retain the servicing rights on newly originated, conforming loans eligible for sale in the secondary market. As of December 31, 2003, we had retained the servicing rights on loans with outstanding principal balances of approximately $1 billion. We anticipate selling this servicing in the first half of 2004. At December 31, 2003, the fair value of the servicing rights exceeded book value by over $2 million. During 2004, we anticipate selling the majority of the servicing retained on loans originated during 2003 as well as the servicing on newly originated loans. Gains, if any, realized on mortgage servicing sales in 2004 will be dependent on market rates in effect at the time of sale. Loans originated by the Atlanta mortgage-originator acquired in late 2002 continue to be sold on a flow basis.

Broker/dealer revenues were up 26.3 percent in 2003 compared to 2002 due to higher volumes of sales of fixed income securities to institutional customers and, to a lesser extent, increases in our retail brokerage business. Fourth quarter broker/dealer revenues were down 12.9 percent from third quarter 2003 due to in part to interest rate fluctuations. We expect broker/dealer revenues in 2004 to be lower than 2003’s and to approximate fourth quarter 2003 levels on the average. Changes in interest rate levels or equity markets could significantly impact these revenues.

In 2002, we began to extend our wealth management programs throughout our NCF footprint with the goal of synchronizing private banking, trust, brokerage and our First Mercantile retirement plan products to provide complete wealth management solutions. In response to those efforts, asset management fees rose $6 million over 2002’s level to $57 million. Managed and custodial assets totaled $12.3 billion and $9.1 billion at December 31, 2003 and 2002, respectively. NCF settled a class action lawsuit against First Mercantile that arose in late 2002. The settlement has an estimated value of approximately $20 million, payable $12 million in cash and $8 million in future fee reductions. The majority of the cash settlements were paid in the fourth quarter of 2003. In addition, we received insurance settlement proceeds during the fourth quarter of 2003 which offset the higher settlement amounts than were originally estimated as well as additional professional fees related to the litigation. New management was hired for First Mercantile in late 2003. Despite the difficult year at First Mercantile, over 600 net new plans were added to their platform. With new management in place and the lawsuit settled, we anticipate a strong year in 2004.

During 2003, we evaluated our merchant-processing business and determined that our resources were better spent in other areas. Additionally, by partnering with a larger merchant-processor, we could offer our merchant customers expanded levels of service. In the third and fourth quarters of 2003, we sold substantially our entire merchant processing business. The $38 million gain realized on the sale is reported as income from discontinued operations, net of tax.

We also sold eight banking branches during 2003 as part of our on-going branch optimization review realizing a net gain of $9 million. For those eight branches, deposits of $121 million and loans of $18 million were sold. In addition, we closed 22 branches during 2003. See the De Novo Expansion section for further information about our branch network.

EFFICIENCY

Management looks to our efficiency ratio as a key indicator of how well we manage the noninterest cost of operating our diverse institution. A company-wide effort is under way to improve efficiency. Many areas of our operation have been internally reviewed for additional revenue opportunities or potential cost savings. In late 2003, we hired an external consulting firm to further assist us in improving our efficiency and processes. This consulting project is anticipated to span most of 2004.

Personnel expense is our largest noninterest expense. We devote significant resources to attracting and retaining qualified personnel. With our sales-oriented focus, more and more of our employee compensation plan is geared toward variable pay for high performance. During 2003, personnel expense increased $36 million from 2002’s level primarily due to higher headcount in revenue-related areas and commissions paid for higher revenues in the mortgage and broker/dealer businesses. Approximately $21 million of the increase was attributable to the Atlanta mortgage acquisition and approximately $10 million was related to our institutional brokerage business. If revenues from our brokerage and, to a lesser extent, our mortgage businesses decline as anticipated in 2004, personnel expense in 2004 will be impacted through the level of commissions paid. Other personnel increases in 2003 were due to additional pension expense as shown in the footnotes to the financial statements.

Occupancy and equipment expense increased $8 million over 2002’s level in part due to $1 million of expense incurred for the branch closures. Although we only increased our branch network by a net of 2 branches year-over-year, the new branches opened are primarily in rented space and many of the branches closed or sold during 2003 were in traditional branch buildings whose occupancy expense would have been depreciated over an extended life.

During 2003, we recognized $16 million of employment contract termination expense paid to two of our former executive officers and several senior officers whose employment with NCF had ended.

Included within other noninterest expense, our data processing expense increased $6 million due in part to costs incurred in the implementation and conversion of our new loan system, continued automation of our branch processes and web-based enhancements to other systems.

Core deposit intangible amortization expense decreased $9 million to $61 million in 2003. This decrease is consistent with the accelerated amortization method we use. During 2003, core deposit intangibles were reduced by $3 million in connection with deposits sold in branch sales. We anticipate 2004’s core deposit intangible amortization will be approximately $51 million.

Table 11 presents efficiency ratios for the prior three years. Included within Table 11 is our efficiency ratio computed on a cash operating basis. Management uses a cash operating efficiency ratio as a key performance indicator rather a ratio computed using GAAP measures. Accordingly, our cash operating efficiency ratio is a non-GAAP financial measure that is reconciled to the most comparable GAAP measure in the table below. Management believes that certain noninterest expenses included in the GAAP measure are not fairly indicative of the on-going cost to operate our business. For example, gains or losses on investment securities are not considered part of our core earnings. Core deposit intangible amortization is a noninterest expense related to an intangible asset that was recorded due to the accounting basis of certain acquisitions. Prepayment penalties from the prepayment of certain indebtedness are not likely to recur and, therefore, do not truly reflect our on-going operating costs. Accordingly, such items have been excluded in computing our cash operating efficiency ratio. Our goal for 2004 is to maintain an operating cash efficiency ratio of less than 48 percent. Due to aggressive expansion into the Atlanta market and higher efficiency ratio for our Financial Enterprises segment caused by lower revenue growth, our cash operating efficiency ratio increased over 2002’s level. However, we believe that the investments we made in 2003 and the results of internal and external reviews of our operations will lower our cash basis efficiency ratio.

Table 11. Efficiency Ratios

	Years Ended December 31
In Thousands	2003	2002	2001
Efficiency ratio (TE) computed as:
Noninterest expense	$724,439	607,783	580,043

Numerator	$724,439	607,783	580,403

Net interest income (TE) (1)	$767,688	763,065	682,454
Noninterest income	454,722	380,543	316,813

Denominator	$1,222,410	1,143,608	999,267

Efficiency ratio (TE)	59.26%	53.15	58.05

Operating cash efficiency ratio (TE) computed as:
Noninterest expense	$724,439	607,783	580,043
Less:
Core deposit intangible and goodwill amortization	(61,356)	(69,930)	(107,015)
First Mercantile litigation	(20,695)	—	—
Employment contract terminations	(15,699)	—	—
Debt retirement/prepayment (penalties) gains	(31,661)	400	—
Conversion/merger expenses	—	(4,940)	(11,364)
Other items (2)	(2,743)	—	(672)

Operating cash numerator	$592,285	533,313	460,992

Net interest income (TE) (1)	$767,688	763,065	682,454
Noninterest income	454,722	380,543	316,813
Less:
Gain on branch sales	(9,110)	—	—
Investment securities (gains) losses	(3,750)	(11,502)	(6,635)

Operating cash denominator	$1,209,550	1,132,106	992,632

Operating cash efficiency ratio (TE)	48.97%	47.11	46.44

(2)	The taxable equivalent adjustment to net interest income is computed using a 35% federal tax rate and applicable state tax rates.
(3)	Comprised of severance and branch closure expenses in 2003 and losses on interest rate swaps in 2001.

Fourth Quarter Results During the fourth quarter of 2003, we recorded net income of $90 million or $.44 per diluted share compared to net income of $85 million for the fourth quarter of 2002. Total revenues (TE) increased 5.6 percent quarter-to-quarter. We recorded $2 million of gains on sales of branches during the fourth quarter of 2003. Financial data for each of the quarters in the five-quarter period ended December 31, 2001 is included in Table 12. Third quarter 2003 results include the gain on sale of merchant processing as a discontinued operation as a result of our decision in the fourth quarter of 2003 to exit additional elements of that business. Mortgage banking income and personnel expense for each of the quarters presented include the effect of reclassing the costs to originate mortgage loans held for sale against the origination fees earned on those loans. Additionally, severance related to employment contract terminations was reclassed from personnel expense to employment contract termination expense for the third and fourth quarters of 2003.

Table 12. Financial Data for Five Quarters Ended December 31, 2003

	Three Months Ended
In Thousands Except Per Share Data	12/31/03	9/30/03	6/30/03	3/31/03	12/31/02
Total interest income	$266,012	260,155	264,593	263,376	279,606
Total interest expense	70,584	74,696	83,412	85,934	93,783

Net interest income	195,428	185,459	181,181	177,442	185,823
Provision for loan losses	12,382	14,972	13,376	7,684	7,127

Net interest income after provision	183,046	170,487	167,805	169,758	178,696

Service charges on deposits	41,211	42,295	43,500	41,250	43,884
Other service charges and fees	8,303	9,565	9,721	9,341	9,736
Broker/dealer revenue	21,560	24,739	28,152	21,081	22,982
Asset management	16,234	14,828	13,356	12,382	11,743
Mortgage banking income	8,646	16,943	11,458	9,654	3,128
Equity earnings from First Market Bank, FSB	1,219	1,314	1,071	926	1,084
Other	8,994	8,777	7,700	7,642	8,903
Gain (loss) on branch sale	2,200	7,055	—	(145)	—
Investment securities gains (losses), net	3,338	(4,512)	2,460	2,464	2,028

Total other income	111,705	121,004	117,418	104,595	103,488

Personnel	75,404	79,726	77,483	77,453	71,862
Occupancy and equipment	20,643	22,407	21,284	20,309	20,573
Core deposit amortization	14,337	15,062	15,673	16,284	16,895
First Mercantile litigation	—	—	1,041	19,654	—
Employment contract terminations	987	604	14,108	—	—
Debt retirement/prepayment penalties (gains)	—	31,987	(326)	—	(65)
Other	50,865	51,709	51,341	46,404	48,873

Total other expenses	162,236	201,495	180,604	180,104	158,138

Income before income taxes	132,515	89,996	104,619	94,249	124,046
Income taxes	43,014	28,329	33,112	30,159	39,180

Net income from continuing operations	89,501	61,667	71,507	64,090	84,866
Discontinued operations – merchant processing, net of tax	767	24,142	—	—	—

Net income	$90,268	85,809	71,507	64,090	84,866

Net income per common share:
Basic	$.44	.42	.35	.31	.41
Diluted	.44	.42	.35	.31	.41

ASSET QUALITY

Nonperforming Loans and Nonperforming Assets Our nonperforming loans and nonperforming assets have experienced moderate improvement since year-end 2002. During 2003, we charged-off $11 million of known problem loans within our aircraft portfolio and do not expect any future significant losses in this portfolio. Nonperforming assets at the end of each of the previous five years are presented in Table 13. CCB’s nonperforming assets are not included prior to December 31, 2000. Nonperforming assets have increased since December 2000 as a result of the general economic conditions discussed earlier. Our ratio of the allowance for loan losses to nonperforming loans was 5.55 times at December 31, 2003, compared to 5.30 times at December 31, 2002. We believe that our levels of nonperforming assets compare favorably with the industry and we are hopeful that as economic conditions improve, our nonperforming ratios will improve.

The majority of accruing loans 90 days or more past due are consumer loans and loans secured by real estate such as home equity and mortgage loans. The increase in this category was due primarily to general economic conditions. Our general policy is to place credits in a nonaccrual status when there are doubts regarding the collectibility of principal or interest or when payment of principal or interest is 90 days or more past due (unless determined that the collectibility is not reasonably considered in doubt).

Loans are considered impaired if it is probable that we will be unable to collect all amounts due under the terms of the loan agreement. The value of the impaired loan is based on discounted cash flows or the fair value of the collateral for a collateral-dependent loan. Any impairment losses are recognized through charges to the allowance for loan losses. At December 31, 2003, impaired loans amounted to $40 million, of which $21 million were not accruing interest. At December 31, 2001, these amounts were $50 million and $21 million, respectively. The related allowance for loan losses on these loans amounted to $13 million and $20 million at December 31, 2003 and 2002, respectively.

Table 13. Nonperforming Assets

	As of December 31
In Thousands	2003		2002	2001	2000	1999
Nonaccrual loans	$30,689		30,806	22,800	7,219	—
Restructured loans	—		—	—	2,232	—

Total nonperforming loans	30,689		30,806	22,800	9,451	—
Foreclosed real estate	28,196		25,480	10,687	5,652	271

Nonperforming loans and foreclosed real estate	58,885		56,286	33,487	15,103	271
Other repossessed assets	4,638		9,285	3,845	—	—

Nonperforming assets	$63,523		65,571	37,332	15,103	271

Accruing loans 90 days or more past due	$64,457		56,384	48,553	26,362	5,470

Ratio of nonperforming loans and foreclosed real estate to:
Loans outstanding and foreclosed real estate	.44%		.43	.28	.14	.01
Total assets	.26		.26	.17	.09	—
Ratio of nonperforming assets to:
Loans outstanding plus foreclosed real estate and other repossessed assets	.48		.51	.31	.14	.01
Total assets	.28		.31	.19	.09	—
Allowance for loan losses to total nonperforming loans	5.55	x	5.30	6.86	15.20	—
Allowance for loan losses to total nonperforming assets	2.68		2.49	4.19	9.51	219.92

Credit Risk Management Credit risk is the risk of not collecting principal and interest on loans or investments when due; credit risk management begins with our loan underwriting policies. Our loan portfolio is comprised primarily of secured credits with no significant borrower or industry concentrations, although a majority involve loans collateralized by real estate. We have minimal shared national credit exposure and our only shared national credits exposure is to companies in our geographical market and those for which we have significant other business relationships. Substantially all loans are made on a secured basis with the exception of certain revolving credit accounts and are generally originated for retention in the portfolio, with the exception of marketable mortgage loans. Our lending officers generally consider the cash flow or earnings power of the borrower as the primary source of repayment. In addition, as a secondary source of repayment, we look at the strength and liquidity of guarantors where appropriate. Our banks do not engage in highly leveraged transactions or foreign lending activities. In evaluating loan credit risk, management considers changes, if any, in internal loan grades based on loan review, the nature and volume of the loan portfolio, actual and projected credit quality trends (including delinquency, charge-off and bankruptcy rates) and current economic conditions that may impact a borrower’s ability to pay.

Allowance for Loan Losses Management considers determination of the amount of the allowance for loan losses to be its most critical accounting estimate and performs periodic analysis of the loan portfolio to determine its appropriateness. The overall allowance analysis considers the results of the loan reviews, quantitative and qualitative indicators of the current quality of the loan portfolio and the inherent risk of loss not captured in the reviews and assessments of pools of loans. Management responsible for credit and financial matters performs the assessment and determines the amount of the allowance for loan losses.

The analysis of individual credit relationships is the first step in the evaluation process. Individual credit relationships in excess of $500,000 or with specific credit characteristics are evaluated for collectibility and for potential impairment by our independent loan review staff. Impaired loans are measured using the approach specified by generally accepted accounting standards. A portion of the allowance is specifically allocated to the impaired individual loans.

Commercial, residential construction, small business and consumer loans not reviewed for impairment, or not considered impaired after review, are considered on a portfolio basis as the second step in the evaluation process. These loans are evaluated as pools of loans based on payment status for the consumer portfolio and an internal credit risk grading system for commercial and small business loans. An allowance is calculated for each consumer loan pool using loss factors based on a monthly analysis of delinquency trends and historical loss experience. Loss factors for the commercial and small business loan pools are based on average historical yearly loss experience. Various credit quality trends (i.e., internal grading changes, delinquencies, charge-offs, nonaccruals, and criticized/classified assets), which may impact portfolio performance, are also considered in determining the loss factors for each loan pool.

The third step in the evaluation process is the computation of an unallocated allowance, which is the portion of our overall allowance that is not allocated to particular loans or loan pools. In computing our unallocated allowance, we consider numerous factors including industry, borrower or collateral concentrations; changes in lending policies and underwriting; current loan volumes; experience of our lending staff; current general economic data and conditions; fraud risk; and risk inherent in the loss estimation process for pools of loans.

Table 14 presents an allocation of the allowance for loan losses as of the end of the previous five years. The allocation is based on the regulatory classification of our portfolios, which focuses on the loan collateral, and differs from our internal classification, which focuses on the purpose of the loan. CCB was merged into NBC on December 31, 2001 and loans held in CCB’s portfolio (52 percent of the total loan portfolio) underwent their first Office of the Comptroller of Currency (“OCC”) bank examination during 2002. During that exam, OCC examiners suggested refinements to the CCB risk scoring system which had been previously acceptable to CCB’s former primary bank regulatory agency. These refinements resulted in credit shifts from “special mention” to “substandard” for certain of the credit relationships reviewed. In our model for computing allowance for loan losses, substandard credits are given a substantially higher risk factor which is partially based upon our evaluation of historical losses resulting from loans classified as “substandard”. We were not able to re-evaluate our loss factors prior to the end of 2002 to reflect the impact of shifting a larger number of credits to the “substandard” category. Consequently, we experienced a significant increase in the allocation of the allowance to specific loans. Management believes that the modification of credit classifications at the OCC’s request did not indicate deterioration of credit quality as much as different grading methodologies and highlighted the need to re-evaluate our loss factors utilized to allocate the allowance.

The loss factors used in our allowance allocation model were re-evaluated in the first quarter of 2003 based upon the modified loan classification system. The re-evaluation of our risk factors included historical data, including loss levels and resulted in decreased loss factors utilized in allocating our allowance. Consequently, our unallocated allowance at December 31, 2003 increased. Although the allocation of the allowance is an important management process, no portion of the allowance is restricted to any individual or group of loans; rather the entire allowance is available to absorb losses for the entire loan portfolio. The allocation of the allowance is calculated on an approximate basis and is not necessarily indicative of future losses.

Table 14. Allocation of the Allowance for Loan Losses

	As of December 31
	2003		2002		2001		2000		1999
In Thousands	Amount of Allowance Allocated	% of Loans in Each Category	Amount of Allowance Allocated	% of Loans in Each Category	Amount of Allowance Allocated	% of Loans in Each Category	Amount of Allowance Allocated	% of Loans in Each Category	Amount of Allowance Allocated	% of Loans in Each Category
Commercial, financial and agricultural	$36,762	12.3%	53,147	10.4	35,782	11.0	33,866	11.1	7,471	17.3
Real estate - construction	30,715	17.2	30,885	17.5	23,829	18.3	15,410	17.3	1,640	7.1
Real estate - mortgage	26,968	57.8	28,679	60.3	25,203	57.8	20,183	54.1	15,324	40.8
Consumer	18,691	11.0	19,256	10.1	17,184	11.1	22,086	15.7	10,739	34.0
Revolving credit	4,428.6		4,428.6		3,144.5		4,280.5		—	—
Lease financing	2,767	1.1	1,895	1.1	2,028	1.3	1,011	1.3	1,492.8
Unallocated portion of allowance	50,121	—	25,134	—	49,231	—	46,778	—	22,931	—

Total	$170,452	100.0%	163,424	100.0	156,401	100.0	143,614	100.0	59,597	100.0

The unallocated allowance is $50 million at December 31, 2003 compared to $49 million and $47 million at December 31, 2001 and 2000, respectively. As discussed earlier, the unallocated allowance at December 31, 2002 is not comparable due to the change in risk ratings. We believe the level of unallocated reserve is appropriate given the early stages of the economic recovery, higher levels of nonperforming loans than experienced in 2001 and prior years, the possibility of rising interest rates placing increased debt service requirements on borrowers and the levels of unallocated allowance we have historically maintained.

Table 15 presents a summary of loss experience and the allowance for loan losses for the previous five years. Net charge-offs in the five-year period ended 2003 occurred primarily in the consumer loan portfolio. The previously discussed $11 million charge-off of aircraft are included with commercial loan charge-offs. With our conservative underwriting of primarily small- to medium-sized, secured loans, we have maintained low net charge-off ratios in a challenging economic environment. Net charge-offs and the provision for loan losses were impacted significantly by the July 2000 merger with CCBF. CCBF’s net charge-offs and provision are not included for the full year 1999 and approximately one-half of 2000.

Table 15. Summary of Loan Loss Experience and the Allowance for Loan Losses

Years Ended December 31
In Thousands	2003	2002	2001	2000	1999
Balance at beginning of year	$163,424	156,401	143,614	59,597	49,122
Loan losses charged to allowance:
Commercial, financial and agricultural	(12,705)	(7,455)	(4,486)	(1,826)	(896)
Real estate - construction	(350)	(384)	(176)	(29)	(40)
Real estate - mortgage	(5,075)	(3,485)	(1,951)	(3,418)	(2,346)
Consumer	(23,669)	(20,816)	(21,088)	(12,354)	(8,440)
Revolving credit	(4,167)	(4,080)	(2,496)	(1,863)	—
Lease financing	(1,653)	(1,298)	(1,440)	(193)	(744)

Total loan losses charged to allowance	(47,619)	(37,518)	(31,637)	(19,683)	(12,466)

Recoveries of loans previously charged-off:
Commercial, financial and agricultural	2,032	791	816	258	66
Real estate - construction	31	8	11	2	473
Real estate - mortgage	310	260	55	878	222
Consumer	3,153	3,986	5,235	2,809	2,631
Revolving credit	1,102	919	1,258	819	—
Lease financing	187	44	—	250	584

Total recoveries of loans previously charged-off	6,815	6,008	7,375	5,016	3,976

Net charge-offs	(40,804)	(31,510)	(24,262)	(14,667)	(8,490)
Provision charged to operations	48,414	32,344	29,199	16,456	16,921
Changes due to acquisitions (sales)	(582)	6,189	7,850	82,228	2,044

Balance at end of year	$170,452	163,424	156,401	143,614	59,597

Loans outstanding at end of year	$13,250,080	12,923,940	11,974,765	11,008,419	3,985,789
Ratio of allowance for loan losses to loans outstanding at end of year	1.29%	1.26	1.31	1.30	1.50
Coverage of allowance for loan losses to net charge-offs	4.18	x	5.19	6.45	9.79	7.02
Average loans outstanding	$12,923,620	12,464,347	11,332,177	7,427,320	3,489,625
Ratio of net charge-offs to average loans	.32%	.25	.21	.20	.24
Ratio of recoveries to charge-offs	14.31	16.01	23.31	25.48	31.89

Our provision for loan losses totaled $48 million in 2003. The ratio of the allowance to loans outstanding, excluding loans held for sale, was 1.31 percent at December 31, 2003 and 2002 and 1.32 percent at December 31, 2001. The ratio of the allowance for loan losses to total loans outstanding was 1.29 percent at the end of 2003 compared to 1.26 percent and 1.31 percent at December 31, 2002 and 2001, respectively.

The allowance at year-end 2003 provides for a coverage level of 4.18 times 2003’s net charge-offs. The 2003 ratio was heavily impacted by the previously discussed $11 million of aircraft charge-offs. Excluding those charge-offs, our coverage ratio for 2003 would have been 5.72 which is more in line with our coverage ratios since the 2000 merger with CCBF. As we do not anticipate significant future aircraft charge-offs, additional specific provisions for loss were not considered necessary at December 31, 2003. The ratio of net charge-offs to average loans increased 7 basis points in 2003 to .32 percent due to the aircraft charge-offs discussed previously.

Management considers many quantitative ratios and factors in its ultimate determination of the allowance for loan losses including: coverage ratio, the level of nonperforming loans and past due loans, the level of unallocated reserve and our loan mix. Qualitative factors considered include considerations of overall interest rates, political conditions, legislation that may directly or indirectly affect the banking industry and economic conditions in the geographical areas and industries in which we do business.

Management believes that the allowance for loan losses is adequate to absorb estimated probable losses inherent in the loan portfolio. The most recent regulatory agency examinations have not revealed any material problem credits that had not been previously identified; however, future regulatory examinations may result in the regulatory agencies requiring adjustments to the allowance for loan losses based on information available at the date of examination.

DE NOVO EXPANSION

NCF continues to focus its efforts on de novo expansion opportunities with emphasis on its newest markets: Asheville/Savannah, Atlanta, and Wal-Mart Money Centers. We opened 28 new branches in 2003 of which 20 were in Atlanta. In conjunction with our branch expansion, we reviewed our existing branch network and identified 28 branches that were either sold or consolidated in 2003.

In 2003, we consummated a transaction to purchase traditional branch buildings from Wachovia and assume Wachovia’s lease obligations for seven additional branch buildings in the Atlanta market. These branches complement our existing and planned Atlanta area in-store branches. In accordance with the terms of our agreement with Wachovia, we did not commence operations in these branches until the fourth quarter of 2003. We are focusing our efforts on capturing a five percent share of Atlanta’s $74 billion deposit market within five years. The expansion to Atlanta solidifies our geographic footprint, linking Tennessee and the north Georgia regions with the westernmost edge of our North and South Carolina operations. Through December 2003, our Atlanta franchise consisted of 38 full-service banking locations (8 are traditional branches), one private banking team and one commercial lending team.

Additionally, NCF began a pilot program with Wal-Mart in October 2003 to enhance the performance of its existing NBC branches in 16 Wal-Mart locations in Georgia and Tennessee. These branches are co-branded “Wal-Mart Money Centers by National Bank of Commerce”. The branches are staffed and operated by NBC and may deliver certain financial services currently offered by Wal-Mart (for example, money transfers, money orders and payroll check cashing) as well as the complete array of traditional banking and financial services offered by NBC. We seek to provide customers a convenient, one-stop financial center inside the Wal-Mart stores.

Table 16 provides information regarding loan and deposit growth for our de novo markets. In 2004, NCF plans to continue its expansion by adding 38 new branches, primarily in Atlanta or in Wal-Mart Money Centers.

Table 16. De Novo Loans and Deposits

	As of December 31
In Thousands	2003	2002	Percentage Increase
Loans:
Asheville/Savannah	$380,151	251,495	51.2
Atlanta	281,372	61,408	358.2
Wal-Mart Money Center	71,028	43,071	64.9

Total	$732,551	355,974	105.8

Deposits:
Asheville/Savannah	$644,207	591,708	8.9
Atlanta	487,070	241,070	102.0
Wal-Mart Money Center	469,667	330,482	42.1

Total	$1,600,944	1,163,260	37.6

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Risk Management Liquidity ensures that adequate funds are available to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses, provide funds for dividends, debt service and other commitments and operate the organization on an ongoing basis. Management does not anticipate that our plans to add 38 new branches in 2004 will have a significant impact on our liquidity despite the cash outflows typically experienced during the establishment and start-up phase of a new branch.

Funds are primarily provided by our banking subsidiaries through cash flows from operating activities, expansion of the deposit base, borrowing funds in money market operations and through the sale or maturity of assets. Correspondent relationships are maintained with several larger banks enabling our banking subsidiaries to purchase federal funds when needed. Also available as liquidity sources are access to the Federal Reserve discount window and lines of credit our subsidiary banks maintain with the FHLB. These lines of credit are secured by blanket collateral agreements on the mortgage loan portfolios and certain other loans and securities held by our banking subsidiaries.

Maturities of securities held for investment and sales and maturities of securities categorized as available for sale are other sources of liquidity. Securities with carrying values of $35 million mature in 2004. Securities categorized as available for sale are considered in our asset/liability management strategies and may be sold in response to changes in interest rates, liquidity needs and/or significant prepayment risk.

The Parent Company’s liquidity is provided through cash dividends from its banking and other non-bank subsidiaries as well as its capacity to raise additional borrowed funds as needed. Additionally, the Parent Company has a $50 million unsecured line of credit with a commercial bank available as needed.

In the ordinary course of business, we enter into various off-balance sheet commitments and other arrangements to extend credit. At December 31, 2003, we had commitments to extend credit totaling $4.6 billion. These amounts include unused home equity lines and commercial real estate, construction and land development commitments of $1.7 billion and $1.4 million, respectively, at December 31, 2003. Standby letters of credit are commitments issued by our banking subsidiaries to guarantee the performance of a customer to a third party. Non-depreciable assets generally secure the standby letters of credit. Our banking subsidiaries had approximately $162 million in outstanding standby letters of credit at December 31, 2003. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These commitments expose us to the risk of deteriorating credit quality of borrowers to whom a commitment to extend credit has been made; however, no significant credit losses are expected from these commitments and arrangements.

In addition to our commitments to extend credit to customers, our institutional broker/dealer and secondary mortgage marketing operations enter into transactions involving financial instruments with off-balance sheet risk in order to meet the financing and hedging needs of its customers and to reduce its own exposure to fluctuations in interest rates. The contract amounts of those instruments reflect the extent of involvement in particular classes of financial instruments.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities’ market values and interest rates. At December 31, 2003, forward contracts for commitments to purchase investment securities totaled $188 million and commitments to sell totaled $184 million. Forward commitments to sell mortgages totaled $76 million at December 31, 2003.

Management believes that it has adequate resources available to manage our liquidity needs. Table 17 summarizes our fixed and determinable contractual obligations by payment date as of December 31, 2003.

Table 17. Contractual Obligations

	Payments due in
In Thousands	Total	Less than 1 Year	One to three years	Three to five years	More than 5 years
Deposits without a stated maturity	$8,480,028	8,480,028	—	—	—
Time deposits	7,069,559	5,490,417	1,227,598	323,744	27,800
Short-term borrowed funds	1,671,908	1,671,908	—	—	—
FHLB advances	2,301,191	1,237,847	27,867	205,073	830,404
Long-term debt	277,996	—	—	6,372	271,624
Lease obligations	126,495	21,066	34,213	22,102	49,114
Purchase obligations	79,599	23,322	33,468	15,609	7,200

NCF’s lease obligations represent short- and long-term operating lease and rental payments for facilities, certain software and data processing and other equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on NCF and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed-, minimum- or variable-price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided for information technology, capital expenditures, and the outsourcing of certain operational activities.

We do not have any commitments or obligations to our defined benefit pension plan at December 31, 2003 due to the funded status of the pension plan. NCF has obligations under its postretirement plan as described in Note 12 to the consolidated financial statements. The postretirement benefit payments represent actuarially determined future benefit payments to eligible plan participants. However, as NCF reserves the right to terminate its postretirement benefit plan at any time, no obligation is reflected in Table 17.

We also enter into derivative contracts under which we are required to either receive cash from or pay cash to counterparties depending on changes in interest rates. Derivative contracts are carried at fair value on the consolidated balance sheet with the fair value representing the net present value of expected future cash receipts or payments based on market interest rates as of the balance sheet date. The fair value of the contracts change daily as market interest rates change. Because the derivative liabilities recorded on the balance sheet at December 31, 2003 do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in Table 17. Further discussion of derivative instruments is included in Notes 1 and 7 to the consolidated financial statements.

The Internal Revenue Service (“IRS”) conducted an examination during 2003 of federal income tax returns for the years ended

December 31, 1998, 1999 and 2000. The examination has concluded and our consolidated financial position and consolidated results of operations will not be adversely affected as a result of the IRS examination.

Capital Resources Management plans to continue its efforts to increase our return on average equity while providing stockholders with a reasonable cash return. Stock repurchase plans have been authorized since 1996 with the intent of offsetting stock issuances for stock option and other employee benefit plans. In April 2003, the Board of Directors announced that they had authorized a new repurchase plan for 3 million shares that would be effective through December 31, 2003. During the three years ended December 31, 2003, approximately 9 million shares have been repurchased, of which 2 million were repurchased in 2003 at an average cost of $23.09 per share. Table 18 discloses our repurchase activity during the fourth quarter of 2003. All of the shares repurchased in the fourth quarter were purchased under the April 2003 authorization and were effected using the proceeds from the exercise of stock options. In January 2004, the Board authorized a new repurchase plan for 3 million shares; the 2004 authorization expires on December 31, 2004. Through mid-February 2004, 490,000 shares have been repurchased at an average cost of $28.20 and retired in accordance with the 2004 authorization.

Table 18. Stock Repurchases During the Quarter

	Shares Repurchased	Average Price per share
November 2003	212,149	$27.62
December 2003	206,515	27.24

Total for the quarter	418,664	27.43

Table 19 sets forth the high, low and closing stock prices of our shares for the periods indicated.

Table 19. Stock Prices

	Prices			Cash Dividends Declared
	High	Low	Close
2003
First Quarter	$24.88	22.70	23.70	.17
Second Quarter	24.36	19.33	22.19	.17
Third Quarter	26.24	22.11	24.88	.20
Fourth Quarter	28.25	25.69	27.28	.20

2002
First Quarter	$27.51	23.72	27.28	.15
Second Quarter	29.05	24.46	25.96	.15
Third Quarter	27.88	20.99	24.88	.17
Fourth Quarter	25.82	21.05	23.85	.17

Regulatory Capital Bank holding companies are required to comply with the Federal Reserve’s risk-based capital guidelines requiring a minimum leverage ratio relative to total assets and minimum capital ratios relative to risk-adjusted assets. The minimum leverage ratio is 3 percent if the holding company has the highest regulatory rating and meets other requirements but the leverage ratio required may be raised from 100 to 200 basis points if the holding company does not meet these requirements. The minimum risk-adjusted capital ratios are 4 percent for Tier I capital and 8 percent for total capital. Additionally, the Federal Reserve may set capital requirements higher than the minimums we have described for holding companies whose circumstances warrant it. NCF and our subsidiary banks continue to maintain higher capital ratios than required under regulatory guidelines. Table 20 discloses our components of capital, risk-adjusted asset information and capital ratios.

Table 20. Capital Information and Ratios

		As of December 31
		2003	2002
In Thousands	Regulatory Minimum	Actual	Actual
Tier I capital	$638,397	1,761,063	1,563,230
Tier II capital:
Allowable loan loss reserve		170,452	163,424
Other		74	65

Total capital	1,276,794	1,931,589	1,726,719

Risk-adjusted assets		$15,959,920	14,386,002
Average regulatory assets		21,563,817	19,762,400

Tier I capital ratio	4.00%	11.03	10.87
Total capital ratio	8.00	12.10	12.00
Leverage ratio	3.00	8.17	7.91

Each of our banking subsidiaries is subject to similar risk-based and leverage capital requirements adopted by its applicable federal banking agency. Each continues to maintain higher capital ratios than required under regulatory guidelines and all were considered to be “well-capitalized” as of December 31, 2003.

OTHER ACCOUNTING MATTERS

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Statement No. 148 amends Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation (the “transition provisions”). In addition, Statement No. 148 amends the disclosure requirements of Accounting Principles Board (APB) Opinion No. 28, Interim Financial Reporting, to require proforma disclosure in interim financial statements by companies that elect to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25. The transition methods of Statement No. 148 became effective for NCF’s March 31, 2003, Form 10-Q. NCF continues to use the intrinsic value method of accounting for stock-based compensation. As a result, the transition provisions will not have an effect on NCF’s consolidated financial statements.

Additionally, the FASB recently announced that it would require all companies to use a fair value-based method of accounting to recognize expense related to stock-based compensation beginning in 2005. The FASB is expected to issue final rules on stock option expensing during the second quarter of 2004.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, which provides guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity’s consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur.

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied.

Effective October 1, 2003, NCF applied the provisions of FIN 46 to two wholly owned subsidiary trusts that issued trust preferred securities to third-party investors. The application of FIN 46 resulted in the deconsolidation of the two wholly owned subsidiary trusts. The assets and liabilities of the subsidiary trusts that were deconsolidated totaled $243 million and $235 million, respectively. See Note 11 for further discussion of these trusts and NCF’s related obligations.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement No. 149, effective, in most regards, for contracts entered into or modified after June 30, 2003 provides clarifying guidance to Statement No. 133 and establishes additional accounting and reporting standards for derivative instruments, hedging activities, and derivatives embedded in other contracts. The adoption of this standard did not have a material impact on financial condition, the results of operations, or liquidity.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. Statement No. 150, effective for financial instruments entered into or modified after May 31, 2003 and for interim periods beginning after June 15, 2003, requires that certain instruments that were previously classified as equity should be classified as a liability. These include instruments for which redemption is mandatory, that have an obligation to repurchase the issuer’s equity shares, and unconditional obligation that must or may be settled by issuing a variable number of the issuer’s equity shares, provided that certain characteristics are present. The adoption of this standard did not have a material impact on financial condition, the results of operations, or liquidity.

In December 2003, the FASB revised Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. This Statement retains the disclosures required by the original SFAS 132 and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension and postretirement plans. In addition, this Statement requires interim period disclosure of the components of net period benefit cost and contributions if significantly different from previously reported amounts. NCF adopted the provisions of this Statement as of December 31, 2003; see Note 12 for the additional pension and other postretirement benefit disclosures.

On December 11, 2003, the SEC staff announced its intention to release a Staff Accounting Bulletin that would require all registrants to account for mortgage loan interest rate lock commitments related to loans held for sale as written options, effective no later than for commitments entered into after March 31, 2004. NCF enters into such commitments with customers in connection with residential mortgage loan applications and at December 31, 2003 had approximately $76 million in notional amount of these commitments outstanding. This guidance, if issued, would require NCF to recognize a liability on its balance sheet equal to the fair value of the commitment at the time the loan commitment is issued. As a result, this guidance would delay the recognition of any revenue related to these commitments until such time as the loan is sold; however, it would have no effect on the ultimate amount of revenue or cash flows recognized over time. NCF is currently assessing the impact of this pending guidance on its results of operations and financial position. In the quarter of adoption, there would likely be a one-time negative impact to mortgage banking revenue yet to be determined.

In March 2003, the Securities and Exchange Commission issued Regulation G, Conditions for Use of Non-GAAP Financial Measures. As defined in Regulation G, a non-GAAP financial measure is a numerical measure of a company’s historical or future performance, financial position, or cash flow that excludes or includes amounts or adjustments that are included or excluded in the most directly comparable measure calculated in accordance with GAAP. Companies that present non-GAAP financial measures must disclose a numerical reconciliation to the most directly comparable measurement using GAAP. The non-GAAP financial measures used in this report, taxable equivalent interest income and cash operating efficiency ratio, have been reconciled to comparable GAAP measurements.

NATIONAL COMMERCE FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	As of December 31
In Thousands Except Share Data	2003	2002
Assets:
Cash and due from banks	$558,313	517,295
Time deposits in other banks	64,174	12,276
Federal funds sold and other short-term investments	129,722	73,186
Investment securities:
Available for sale (amortized cost of $5,220,555 and $4,693,316)	5,238,429	4,777,009
Held to maturity (market values of $1,375,484 and $953,294)	1,380,571	925,652
Trading account securities	280,649	116,954
Loans	13,250,080	12,923,940
Less allowance for loan losses	170,452	163,424

Net loans	13,079,628	12,760,516

Bank owned life insurance	241,481	227,051
Investment in First Market Bank, FSB	32,527	27,997
Premises and equipment	266,401	257,676
Goodwill	1,085,565	1,077,118
Core deposit intangibles	172,658	236,916
Other assets	486,798	462,470

Total assets	$23,016,916	21,472,116

Liabilities:
Deposits:
Demand (noninterest-bearing)	$2,602,026	2,241,833
Savings, NOW and money market accounts	5,878,002	5,666,407
Jumbo and brokered certificates of deposit	2,206,736	1,723,548
Time deposits	4,862,823	4,862,946

Total deposits	15,549,587	14,494,734
Short-term borrowed funds	1,671,908	1,452,764
Federal Home Loan Bank advances	2,301,191	2,106,474
Trust preferred securities and long-term debt	277,996	296,707
Other liabilities	435,048	439,005

Total liabilities	20,235,730	18,789,684

Stockholders’ equity:
Serial preferred stock. Authorized 5,000,000 shares; none issued	—	—
Common stock of $2 par value. Authorized 400,000,000 shares; 205,136,649 and 205,408,183 shares issued	410,273	410,816
Additional paid-in capital	1,738,157	1,753,241
Retained earnings	627,406	467,641
Accumulated other comprehensive income	5,350	50,734

Total stockholders’ equity	2,781,186	2,682,432

Total liabilities and stockholders’ equity	$23,016,916	21,472,116

Commitments and contingencies (note 17)

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

	Years Ended December 31
In Thousands Except Per Share Data	2003	2002	2001
Interest income:
Interest and fees on loans	$760,855	861,288	945,628
Interest and dividends on investment securities:
U.S. Treasury	1,038	2,180	2,892
U.S. government agencies and corporations	231,416	215,928	191,528
States and political subdivisions (primarily tax-exempt)	5,627	7,054	9,084
Equity and other securities	50,390	40,792	66,527
Interest and dividends on trading account securities	2,842	2,274	3,134
Interest on time deposits in other banks	872	372	1,257
Interest on federal funds sold and other short-term investments	1,096	609	2,815

Total interest income	1,054,136	1,130,497	1,222,865

Interest expense:
Deposits	210,687	275,759	429,623
Short-term borrowed funds	18,217	17,817	39,066
Federal Home Loan Bank advances	77,473	93,492	97,838
Trust preferred securities and long-term debt	8,249	9,823	5,225

Total interest expense	314,626	396,891	571,752

Net interest income	739,510	733,606	651,113
Provision for loan losses	48,414	32,344	29,199

Net interest income after provision for loan losses	691,096	701,262	621,914

Other income:
Service charges on deposit accounts	168,256	159,402	121,450
Other service charges and fees	36,930	38,381	36,703
Broker/dealer revenue	95,532	75,645	68,006
Asset management	56,800	50,916	51,184
Mortgage banking income	46,701	8,449	2,371
Equity earnings from First Market Bank, FSB	4,530	3,447	2,216
Other	33,113	32,801	28,248
Gain on branch sales	9,110	—	—
Investment securities gains, net	3,750	11,502	6,635

Total other income	454,722	380,543	316,813

Other expenses:
Personnel	310,066	273,985	241,490
Occupancy	54,338	48,486	37,302
Equipment	30,305	28,188	24,166
Goodwill amortization	—	—	48,240
Core deposit intangibles amortization	61,356	69,930	58,775
First Mercantile litigation	20,695	—	—
Employment contract terminations	15,699	—	—
Debt retirement/prepayment penalties (gains)	31,661	(400)	—
Conversion/merger expenses	—	4,940	11,364
Other	200,319	182,654	158,706

Total other expenses	724,439	607,783	580,043

Income before income taxes	421,379	474,022	358,684
Income taxes	134,614	150,412	133,388

Net income from continuing operations	286,765	323,610	225,296
Discontinued operations – merchant processing, net of tax expense of $13,412	24,909	—	—

Net income	$311,674	323,610	225,296

Earnings from continuing operations per common share:
Basic	$1.40	1.57	1.10
Diluted	1.39	1.55	1.09

Earnings per common share:
Basic	1.52	1.57	1.10
Diluted	1.51	1.55	1.09

Weighted average shares outstanding:
Basic	204,864	205,933	204,972
Diluted	206,368	208,144	207,484

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and

Comprehensive Income

Years Ended December 31, 2003, 2002 and 2001

In Thousands Except Per Share Data	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balance January 31, 2001	205,246,098	$410,492	1,765,723	165,829	22,794	2,364,838

Net income	—	—	—	225,296	—	225,296
Other comprehensive loss —
Unrealized loss on securities, net of deferred tax benefit of $5,217	—	—	—	—	(10,050)	(10,050)

Total comprehensive income						215,246
Restricted stock transactions, net	26,159	52	2,769	—	—	2,821
Stock options exercised, net of shares tendered	1,658,120	3,316	21,022	—	—	24,338
Common stock issued in acquisitions	2,384,695	4,769	61,727	—	—	66,496
Purchase and retirement of shares	(4,255,132)	(8,510)	(93,702)	—	—	(102,212)
Other transactions, net	(1,227)	(2)	(1,411)	55	—	(1,358)
Cash dividends ($.56 per share)	—	—	—	(114,838)	—	(114,838)

Balance December 31, 2001	205,058,713	410,117	1,756,128	276,342	12,744	2,455,331

Net income	—	—	—	323,610	—	323,610
Other comprehensive gain —
Unrealized gain on securities, net of deferred tax expense of $24,115	—	—	—	—	37,892	37,892
Change in minimum pension liability, net of deferred tax expense of $63	—	—	—	—	98	98

Total comprehensive income						361,600
Restricted stock transactions, net	5,115	10	2,488	—	—	2,498
Stock options exercised, net of shares tendered	2,256,614	4,514	37,238	—	—	41,752
Common stock issued in acquisitions	610,998	1,222	13,637	—	—	14,859
Purchase and retirement of shares	(2,356,900)	(4,714)	(53,020)	—	—	(57,734)
Other transactions, net	(166,357)	(333)	(3,230)	—	—	(3,563)
Cash dividends ($.64 per share)	—	—	—	(132,311)	—	(132,311)

Balance December 31, 2002	205,408,183	410,816	1,753,241	467,641	50,734	2,682,432
Net income	—	—	—	311,674	—	311,674
Other comprehensive loss —
Unrealized loss on securities, net of deferred tax benefit of $25,854	—	—	—	—	(39,625)	(39,625)
Unrealized loss on hedging instruments, net of deferred tax benefit of $3,344	—	—	—	—	(5,017)	(5,017)
Change in minimum pension liability, net of deferred tax benefit of $495	—	—	—	—	(742)	(742)

Total comprehensive income						266,290
Restricted stock transactions, net	42,092	84	1,490	—	—	1,574
Stock options exercised, net of shares tendered	1,545,388	3,091	23,551	—	—	26,642
Purchase and retirement of shares	(1,892,964)	(3,786)	(39,919)	—	—	(43,705)
Other transactions, net	33,950	68	(206)	—	—	(138)
Cash dividends ($.74 per share)	—	—	—	(151,909)	—	(151,909)

Balance December 31, 2003	205,136,649	$410,273	1,738,157	627,406	5,350	2,781,186

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31
In Thousands	2003	2002	2001
Operating activities:
Net income	$311,674	323,610	225,296
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation, amortization and accretion, net	119,287	103,870	105,216
Provision for loan losses	48,414	32,344	29,199
Investment securities gains	(3,750)	(11,502)	(6,635)
Deferred income taxes	(52,766)	2,332	20,407
Origination or purchase of loans held for sale	(7,658,420)	(2,113,181)	(504,812)
Sales of loans held for sale	7,876,367	1,926,673	401,413
Loss (gain) on debt retirement/prepayment penalties	31,661	(400)	—
Tax benefit from exercise of stock options	6,793	11,945	9,015
Changes in:
Trading account securities	(163,695)	80,260	(122,797)
Other assets	41,020	31,422	(220,870)
Other liabilities	25,459	(96,177)	(6,222)
Other operating activities, net	(3,686)	(317)	3,297

Net cash provided (used) by operating activities	578,358	290,879	(67,493)

Investing activities:
Proceeds from:
Maturities and issuer calls of investment securities held to maturity	440,181	584,014	1,213,809
Sales of investment securities available for sale	1,705,236	1,644,596	152,760
Maturities and issuer calls of investment securities available for sale	2,428,172	2,416,515	1,352,900
Purchases of:
Investment securities held to maturity	(858,160)	(607,717)	(92,720)
Investment securities available for sale	(4,067,751)	(4,115,114)	(2,585,766)
Premises and equipment	(40,399)	(37,643)	(22,702)
Net originations of loans	(1,279,559)	(241,902)	(309,591)
Net cash paid on branch sales	(114,035)	—	—
Net cash paid in business combinations	—	(321,602)	(21,616)

Net cash used by investing activities	(1,786,315)	(678,853)	(312,926)

Financing activities:
Net increase in deposit accounts	1,188,896	527,306	73,803
Net increase (decrease) in short-term borrowed funds	219,144	186,948	(85,329)
Net increase (decrease) in Federal Home Loan Bank advances	163,209	(201,256)	513,901
Net decrease in long-term debt	(37,982)	(3,564)	(7,276)
Issuance of trust preferred securities	—	—	200,000
Issuances of common stock from exercise of stock options, net	20,027	27,707	15,595
Purchase and retirement of common stock	(43,705)	(57,734)	(102,212)
Other equity transactions, net	(271)	(785)	(272)
Cash dividends paid	(151,909)	(132,311)	(114,838)

Net cash provided by financing activities	1,357,409	346,311	493,372

Net increase (decrease) in cash and cash equivalents	149,452	(41,663)	112,953
Cash and cash equivalents at beginning of year	602,757	644,420	531,467

Cash and cash equivalents at end of year	$752,209	602,757	644,420

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$325,411	402,008	595,423
Income taxes paid during the year	175,097	156,435	103,675

See accompanying notes to consolidated financial statements.

NATIONAL COMMERCE FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation The consolidated financial statements include the accounts and results of operations of National Commerce Financial Corporation (“NCF”) and its subsidiaries. NCF is a bank holding company that provides diverse financial services through a regional network of banking affiliates and a national network of nonbanking affiliates.

NCF has two wholly owned banking subsidiaries (collectively, the “Subsidiary Banks”). National Bank of Commerce (“NBC”) is NCF’s principal subsidiary. The Subsidiary Banks provide a full range of banking services to individual and corporate customers through their branch networks based in Tennessee, Mississippi, Arkansas, Georgia, North Carolina, South Carolina, Virginia and West Virginia. Neither NCF nor its Subsidiary Banks have active foreign operations. NCF believes that there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or nonperformance would materially affect NCF’s results. Products and services offered to customers include traditional banking services such as accepting deposits; making secured and unsecured loans; renting safety deposit boxes; performing trust functions for corporations, employee benefit plans and individuals; and providing certain insurance and brokerage services. The Subsidiary Banks are subject to competition from other financial entities and are subject to the regulations of certain Federal agencies and undergo periodic examinations by those regulatory agencies.

NCF has two business segments: traditional banking and financial enterprises. The financial enterprises segment is comprised of trust services and investment management, transaction processing, retail banking consulting/in-store licensing and broker/dealer activities. Many of these services are offered nationally.

Accounting Research Bulletin No. 51 (“ARB 51”), Consolidated Financial Statements, requires a company’s consolidated financial statements to include subsidiaries in which the company has a controlling financial interest. This requirement usually has been applied to subsidiaries in which a company has a majority voting interest. Investments in companies in which a company controls operating and financing decisions (principally defined as owning a voting or economic interest greater than 50 percent) are consolidated. Investments in companies in which the company has significant influence over operating and financing decisions (principally defined as owning a voting or economic interest of 20 percent to 50 percent) and limited partnership investments are generally accounted for by the equity method of accounting. These investments are normally included in other assets and the company’s proportionate share of income or loss is included in other noninterest income.

The voting interest approach defined in ARB 51 is not applicable in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risks. In such instances, FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, indicates when a company should include in its financial statements the assets, liabilities and activities of another entity. In general, a variable interest entity (“VIE”) is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or entitles it to receive a majority of the entity’s residual returns or both. A company that consolidates a VIE is called the primary beneficiary of that entity.

NCF uses special-purpose entities (SPEs), primarily statutory business trusts, to diversify its funding sources. SPEs are not operating entities, generally have no employees, and usually have a limited life. The basic SPE structure involves NCF transferring assets to the SPE. The SPE funds the purchase of those assets by issuing asset-backed securities to investors. The legal documents governing the SPE describe how the cash received on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows. NCF structures these SPEs to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the transferor of the assets.

Where NCF is a transferor of assets to an SPE, the assets sold to the SPE are no longer recorded on the balance sheet and the SPE is not consolidated when the SPE is a qualifying special-purpose entity (“QSPE”). Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, provides specific criteria for determining when an SPE meets the definition of a QSPE. In determining whether to consolidate nonqualifying SPEs where assets are legally isolated from NCF’s creditors, NCF considers such factors as the amount of third-party equity, the retention of risks and rewards, and the extent of control available to third parties. NCF created two statutory business trusts which each issued a series of trust preferred securities. Both business trusts meet the applicable QSPE criteria under Statement No. 140, and accordingly, are not consolidated on the balance sheet as of December 31, 2003. Further discussion regarding these business trusts is included in Note 11.

Financial Statement Presentation NCF’s accounting and reporting polices are in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and they conform to general practices within the applicable industries. All significant intercompany transactions and accounts are eliminated in consolidation.

In the preparation of the consolidated financial statements in conformity with GAAP, management makes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reporting of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangibles and goodwill; allowance for loan losses; deferred income tax assets; valuation of derivative instruments and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Certain amounts for prior years have been reclassified to conform to the 2003 presentation.

Cash and Cash Equivalents NCF considers time deposits in other banks, federal funds sold and other short-term investments to be cash equivalents.

Securities Securities are classified at their purchase date as trading account securities, securities available for sale or investment securities held to maturity, based on management’s intention. Interest and dividends on securities, including amortization of premiums and accretion of discounts, are included in interest income. The amortized cost of the specific securities sold is used to compute gains or losses from the sale of securities.

Trading account securities consist of securities inventories held for the purpose of brokerage activities and are carried at fair value with changes in fair value included in earnings. Broker/dealer revenue includes the effects of adjustments to market values of trading account securities. Interest on trading account securities is recorded in interest income.

Securities available for sale are carried at fair value. Unrealized gains or losses are excluded from earnings and reported in other comprehensive income as a separate component of stockholders’ equity.

Investment securities that NCF has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost.

Loan Portfolio The loan portfolio is comprised of: commercial, financial and agricultural; real estate-construction; real estate-mortgage; consumer, revolving credit accounts and leases. The lease portfolio includes rolling stock such as automobiles, trucks and trailers as well as a broadly diversified base of equipment.

A loan is considered to be impaired when, based on current information, it is probable that NCF will not receive all amounts due in accordance with the contractual terms of the loan agreement.

Interest income on loans is recorded on the accrual basis. Loan origination fees and direct origination costs are amortized as an adjustment to the yield over the term of the loan.

Accrual of interest on loans (including impaired loans) is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Consumer and other retail loans are typically charged-off no later than 120 days past due. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. Interest accrued but not collected on loans that are placed on nonaccrual or are charged-off is reversed against interest income. Subsequent interest collected is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses The allowance for loan losses is maintained at a level considered appropriate by management to provide for probable loan losses inherent in the loan portfolio as of the date of the consolidated financial statements. The evaluation of the allowance is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Additions to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to the allowance.

The allowance is comprised of specific loan loss allocations, nonaccrual and classified loan allocations, and general allocations by loan type for all other loans. Specific loan loss allocations are determined for significant credits where management believes that a risk of loss exists. The unallocated component of the allowance represents the estimated probable losses inherent in the portfolio that are not fully captured in either the specific loan loss allocation or nonaccrual and classified loan allocations. The amount of unallocated allowance was based on the results of analyses including industry, borrower or collateral concentrations, the risk inherent in the loss estimation process for pools of loans and the estimated effect of general economic conditions. Due to the subjectivity involved in the determination of the unassigned portion of the allowance for loan losses, the relationship of the unallocated component to the total allowance for loan losses may fluctuate from period to period. Management evaluates the balance of the allowance for loan losses based on the combined total of the allocated and unallocated components.

NCF believes it has developed appropriate policies and processes for the determination of an allowance for loan losses that reflects its assessment of credit risk after consideration of known relevant facts. Depending on changes in circumstances, future adjustments to the allowance may be necessary if economic conditions, particularly in the Subsidiary Banks’ markets, differ substantially from the assumptions used by management. Additionally, bank regulatory agency examiners periodically review the loan portfolio and may require the Subsidiary Banks to charge-off loans and/or increase the allowance for loan losses to reflect their assessment of the collectibility of loans based on available information at the time of their examination. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Mortgage Banking NCF originates and purchases mortgage loans with the intent to sell the loans to investors. Loans held for sale are recorded at the lower of aggregate cost or fair value, except if the loans are designated as a hedge under Statement No. 133, Accounting for Derivatives and Hedging Activities, in which case the loans are recorded at fair value. The lower of cost or fair value is determined on an aggregate loan basis. Mortgage servicing rights are amortized over the estimated life of the asset using a method that approximates the interest method.

NCF sells and has securitized residential mortgage loans. When NCF sells receivables in securitizations of loans, it retains interest-only strips, one or more subordinated tranches, servicing rights, and in some cases a cash reserve account, all of which are retained interests in the securitized receivables. Retained interests are initially recorded at their allocated carrying amounts based on the relative fair value of assets sold and retained. Retained interests in debt securities are subsequently carried at fair value based on quoted market prices. Servicing fees are recorded in noninterest income.

Mortgage banking income includes servicing fees, gains from selling originated mortgages, ancillary servicing income and gains and losses on sales to the secondary market.

Derivatives and Hedging Activities NCF utilizes a variety of financial instruments to manage various financial risks. The instruments, commonly referred to as derivatives, primarily consist of interest rate swaps, caps, floors, collars, financial forwards and futures contracts and options written and purchased. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. NCF uses derivatives primarily to hedge loans, forecasted sales of mortgage loans, long-term debt and to facilitate transactions on behalf of its customers.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties and do not represent amounts to be exchanged between parties or are a measure of financial risk. NCF classifies its derivative financial instruments as either (1) a hedge of an exposure to changes in the fair value of a recorded asset or liability (“fair value hedge”), (2) a hedge of an exposure to changes in the cash flows of a recognized asset, liability or forecasted transaction (“cash flow hedge”), or (3) derivatives not designated as hedges. If the derivative is a qualified fair value hedge, changes in fair value of the derivatives that have been highly effective as hedges are recognized in current period earnings along with the corresponding changes in the value of the designated hedged item attributable to the risk being hedged. If the derivative is a qualified cash flow hedge, the effective portion of changes in the value of the derivatives that have been highly effective are recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

NCF records derivatives at fair value on the Consolidated Balance Sheets. Derivatives that are not hedges are adjusted to fair value through earnings. Derivative contracts are accounted for on the accrual basis and the net interest differential, including premiums paid, if any, are recognized as an adjustment to the item specifically designated as being hedged at the start of the agreement. NCF formally documents its risk management objectives and strategies for undertaking various hedge transactions at the inception of the transaction. NCF uses discounted cash flow analysis at the hedge’s inception and quarterly thereafter to assess whether the derivative used in its hedging transaction is expected to be or has been highly effective in offsetting changes in the fair value or cash flows of the hedged items. NCF discontinues hedge accounting when it is determined that a derivative is not expected to be or has ceased to be highly effective as a hedge, and then reflects changes in fair value in earnings. A highly effective hedging relationship is one in which NCF achieves offsetting changes in fair value or cash flows between 80 percent and 120 percent for the risk being hedged. The related amount payable or receivable from counterparties is included in “other assets” or “other liabilities” on the Consolidated Balance Sheet.

If a derivative instrument in a fair value hedge is terminated or the hedge designation removed, the difference between a hedged item’s then carrying amount and its face amount is recognized into income over the original hedge period. Similarly, if a derivative instrument in a cash flow hedge is terminated or the hedge designation removed, related amounts accumulated in other comprehensive income are reclassified into earnings in the same period during which the hedged item affects income.

Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and amortization. Purchased software and costs of computer software developed for internal use are capitalized provided certain criteria are met. Depreciation is computed over the estimated lives of the assets on accelerated and straight-line methods. Leasehold improvements are amortized over the term of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Goodwill and Other Intangible Assets Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. Identified intangibles are recorded at acquisition and the excess of the purchase price over the fair value of assets acquired is recorded as goodwill. Identified intangible assets are amortized on an accelerated basis over the period benefited and are evaluated for impairment if events and circumstances indicate a possible impairment. Intangible assets included in the Consolidated Balance Sheet consist primarily of core deposit intangibles that are amortized over their anticipated lives. In accordance with GAAP, goodwill is not amortized. Goodwill and intangible assets not subject to amortization will be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Unamortized intangible assets associated with disposed assets and businesses are included in the determination of gain or loss on sale of the disposed asset or business.

Comprehensive Income Comprehensive income is the change in NCF’s equity during the period from transactions and other events and circumstances from non-owner sources. Total comprehensive income is divided into net income and other comprehensive income (loss). “Other comprehensive income” and “accumulated other comprehensive income” are comprised of unrealized gains and losses on certain investments in debt and equity securities, unrealized loss on hedging instruments and adjustments to the minimum pension liability.

Income Taxes The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences such as tax-exempt interest income. Deferred income taxes are provided when there is a difference between the periods items are reported for financial statement purposes and when they are reported for tax purposes and are recorded at the enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Subsequent changes in tax rates will require adjustment to these assets and liabilities with the cumulative effect included in the current year’s income tax provision. Each subsidiary provides for federal income taxes based on its contribution to income tax expense (benefit) of the consolidated group.

Recognition of deferred tax assets is based on management’s belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance would be recorded for the amount of the deferred tax item for which it is more likely than not that realization will not occur.

Stock-based Compensation Plans NCF has stock-based incentive compensation plans covering certain officers of NCF and its subsidiaries. The market value of restricted stock issued under such incentive plans is charged to compensation expense over the vesting period, generally up to three years. Vesting is dependent on continued service with NCF.

Generally, NCF grants stock options under the incentive plans for a fixed number of shares to employees with an exercise price equal to the fair value of the shares on the date of grant. NCF has elected to account for these stock option grants in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for these stock option grants. For all variable stock option grants, compensation expense is recognized in accordance with APB Opinion No. 25 over the period the employee performs related service, the vesting period.

NCF discloses pro forma net income and earnings per share in the notes to its consolidated financial statements as if compensation was measured under the fair value based method promulgated under Statement No. 123, Accounting for Stock-based Compensation. Under the fair value based method, compensation cost is measured at the grant date of the option based on the value of the award and is recognized over the service period, which is usually the vesting period. Had compensation expense for the stock option plans been determined consistent with Statement No. 123, NCF’s net income and net income per share for the years ended December 31, 2003, 2002 and 2001 would have been reduced to the pro forma amounts indicated below. These pro forma amounts may not be representative of the effect on reported net income in future years.

In Thousands Except Per Share Data		2003	2002	2001
Net income	As reported	$311,674	323,610	225,296
	Pro forma	302,726	316,733	219,626

Basic EPS	As reported	1.52	1.57	1.10
	Pro forma	1.48	1.54	1.07

Diluted EPS	As reported	1.51	1.55	1.09
	Pro forma	1.47	1.52	1.06

The weighted average fair value of options granted approximated $5.80 in 2003, $6.22 in 2002 and $5.83 in 2001. The fair values of the options granted in 2003, 2002 and 2001 are estimated on the date of the grants using the Black-Scholes option-pricing model. Option pricing models require the use of highly subjective assumptions, including expected stock volatility, which when changed can materially affect fair value estimates. The fair values were estimated using the following weighted-average assumptions:

	2003	2002	2001
Dividend yield	2.50%	2.50	2.00
Expected volatility	30.00	30.00	30.00
Risk-free interest rate	2.79	3.05	2.50
Expected average life	5 years	5 years	5 years

Earnings Per Share Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted EPS reflects the potential dilution that could occur if potentially dilutive shares were issued. Diluted EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding plus dilutive stock options (as computed under the treasury stock method) assumed to have been exercised during the period.

Fair Value of Financial Instruments The financial statements include disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. As the fair value of certain financial instruments and all nonfinancial instruments are not presented, the aggregate fair value amounts presented do not represent the underlying value of NCF.

(2) RESTRICTIONS ON CASH AND DUE FROM BANKS

The Subsidiary Banks are required to maintain reserve and clearing balances with the Federal Reserve Bank (the “FRB”). These balances are included in “cash and due from banks” on the Consolidated Balance Sheets. For the reserve maintenance periods in effect at both December 31, 2003 and 2002, the Subsidiary Banks were required to maintain average reserve and clearing balances of $39 million and $16 million, respectively.

(3) TRADING AND INVESTMENT SECURITIES

Unrealized net gains on trading securities were $224,000, $246,000 and $2 million at December 31, 2003, 2002 and 2001, respectively.

Investment securities with amortized costs of approximately $4.3 billion at December 31, 2003 and 2002 were pledged to secure public funds on deposit, repurchase agreements and for other purposes required by law. The investment securities portfolio is segregated into securities available for sale and securities held to maturity.

Securities available for sale are carried at estimated fair value. The amortized cost and approximate fair values of available for sale and held to maturity securities at December 31, 2003 and 2002 were as follows:

	Available for Sale				Held to Maturity
In Thousands	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
As of December 31, 2003
U.S. Treasury	$36,408	173	(3)	36,578	—	—	—	—
U.S. government agencies and corporations	926,264	3,071	(4,740)	924,595	427,677	2,784	(7,495)	422,966
Mortgage-backed securities	3,902,534	36,765	(19,653)	3,919,646	756,091	5,818	(23,563)	738,347
States and political subdivisions	48,375	2,054	(104)	50,325	45,706	1,474	—	47,180
Debt and equity securities	306,974	549	(238)	307,285	151,097	16,570	(675)	166,991

Total	$5,220,555	42,612	(24,738)	5,238,429	1,380,571	26,646	(31,733)	1,375,484

As of December 31, 2002
U.S. Treasury	$35,724	781	—	36,505	—	—	—	—
U.S. government agencies and corporations	860,005	28,276	(500)	887,781	397,693	11,601	—	409,294
Mortgage-backed securities	3,422,244	53,345	(1,071)	3,474,518	307,096	3,361	(25)	310,432
States and political subdivisions	61,317	3,050	(16)	64,351	56,012	2,202	—	58,214
Debt and equity securities	314,026	386	(558)	313,854	164,851	13,433	(2,930)	175,354

Total	$4,693,316	85,838	(2,145)	4,777,009	925,652	30,597	(2,955)	953,294

Gross gains realized on sales of securities available for sale totaled $14 million, $12 million and $7 million, respectively, for 2003, 2002 and 2001, and gross losses totaled $10 million, $60,000 and $110,000, respectively, for 2003, 2002 and 2001.

Equity securities include the Subsidiary Banks’ required investment in stock of the FRB and the Federal Home Loan Bank (the “FHLB”) which totaled $189 million at December 31, 2003 and $195 million at December 31, 2002. No ready market exists for these stocks and they have no quoted market value. However, redemption has historically been at par value. Accordingly, the carrying amounts were deemed to be a reasonable estimate of fair value.

Following is a maturity schedule of securities available for sale and held to maturity at December 31, 2003:

	Available for Sale		Held to Maturity
In Thousands	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$25,856	25,996	3,353	3,414
After 1 but within 5 years	215,140	218,134	201,981	204,826
After 5 but within 10 years	764,495	761,635	267,563	261,386
After 10 years	5,556	5,733	486	520

Subtotal	1,011,047	1,011,498	473,383	470,146
Mortgage-backed securities	3,902,534	3,919,646	756,091	738,347
Debt and equity securities	306,974	307,285	151,097	166,991

Total securities available for sale	$5,220,555	5,238,429	1,380,571	1,375,484

Unrealized gains and losses on certain investments in debt and equity securities included in other comprehensive income (loss) for the years ended December 31, 2003, 2002 and 2001 follows:

	2003			2002			2001
In Thousands	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount
Unrealized gains (losses) on securities:
Unrealized gains (losses) arising during holding period	$(61,729)	24,373	(37,356)	73,509	(28,658)	44,851	(8,632)	2,596	(6,036)
Reclassification adjustment for losses (gains) realized in net income	(3,750)	1,481	(2,269)	(11,502)	4,543	(6,959)	(6,635)	2,621	(4,014)

Other comprehensive income (loss)	$(65,479)	25,854	(39,625)	62,007	(24,115)	37,892	(15,267)	5,217	(10,050)

Securities in an Unrealized Loss Position The tables below provide a summary of investment securities, both available for sale and held to maturity, with unrealized losses at December 31, 2003. Less than 2 percent of the unrealized loss was comprised of securities in a loss position for twelve consecutive months or more. All of the securities with losses for twelve months or more are the obligations of regional banks and the majority are floating-rate securities with coupons that reset every three months at a spread above three-month LIBOR. NCF has the ability and intent to hold these securities until such time as the value recovers or the securities mature. NCF believes the unrealized losses of these securities are not permanent. The majority of the deterioration in value is attributable to changes in market interest rates, especially short-term interest rates such as three-month LIBOR.

	Less than 12 Months		12 Months or Longer		Total
In Thousands	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities Available for Sale
U.S. Treasury	$2,106	3	—	—	2,106	3
U.S. government agencies and corporations	437,570	4,740	—	—	437,570	4,740
Mortgage-backed securities	1,161,537	19,653	—	—	1,161,537	19,653
States and political subdivisions	2,511	104	—	—	2,511	104
Debt and equity securities	—	—	7,876	238	7,876	238

Total	$1,603,724	24,500	7,876	238	1,611,600	24,738

Securities Held to Maturity
U.S. government agencies and corporations	$247,677	7,495	—	—	247,677	7,495
Mortgage-backed securities	575,556	23,564	—	—	575,556	23,564
Debt and equity securities	5,345	186	9,219	488	14,564	674

Total	$828,578	31,245	9,219	488	837,797	31,733

(4) LOANS

The Subsidiary Banks do not engage in highly leveraged transactions or foreign lending activities. The loan portfolios are diversified and there are no significant concentrations of credit risk. Management internally classifies the loan portfolio by the purpose of the borrowing and such classification is presented below as of December 31, 2003 and 2002. This classification basis places the emphasis on the source of repayment rather than the collateral source, which is the basis for the regulatory classification.

In Thousands	2003	2002
Consumer, net of unearned	$4,342,695	3,933,482
Commercial, net of unearned	3,820,585	3,329,451
Construction and miscellaneous real estate	3,723,336	3,655,671
Credit cards	14,884	10,203
Check protection	69,650	64,260
Mortgage	933,057	1,368,564
Mortgage held for sale	215,132	429,762
Leases receivable, net of unearned	130,741	132,547

Total loans	$13,250,080	12,923,940

Loans with outstanding balances of $27 million and $9 million were transferred from loans to foreclosed real estate and other repossessed assets, respectively, during 2003. Foreclosed real estate and other repossessed assets are included in “other assets” on the Consolidated Balance Sheets. Following are nonperforming assets as of December 31, 2003 and 2002.

In Thousands	2003	2002
Nonaccrual loans	$30,689	30,806
Foreclosed real estate	28,196	25,480
Other repossessed assets	4,638	9,285

Total nonperforming assets	$63,523	65,571

The following is an analysis of interest income related to loans on nonaccrual status for the years ended December 31, 2003, 2002 and 2001:

In Thousands	2003	2002	2001
Interest income that would have been recognized if the loans had been current at original contractual rates	$2,114	1,810	1,481
Amount recognized as interest income	953	483	619

Difference	$1,161	1,327	862

Substantially all loans are made on a secured basis. At December 31, 2003, impaired loans totaled $40 million, of which $21 million were on nonaccrual status, and their related allowance for loan losses totaled $13 million. The average carrying value of impaired loans was $45 million during 2003 and gross interest income recognized on impaired loans totaled $3 million. At December 31, 2002, impaired loans totaled $50 million, of which $21 million were on nonaccrual status, and their related allowance for loan losses totaled $20 million. The average carrying value of impaired loans was $46 million during 2002 and gross interest income recognized on impaired loans totaled $2 million.

During 2003 and 2002, the Subsidiary Banks had loan and deposit relationships with NCF’s executive officers and directors and their associates. In the opinion of management, these loans do not involve more than the normal risk of collectibility and are made on terms comparable to those of other borrowers. Following is an analysis of these borrowings for the year ended December 31, 2003 (in thousands):

	Beginning of Year	New Loans	Repayments	Other Changes	End of Year
Directors, executive officers and associates	$117,820	23,039	(44,337)	(500)	$96,022

(5) ALLOWANCE FOR LOAN LOSSES

Following is a summary of the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001:

In Thousands	2003	2002	2001
Balance at beginning of year	$163,424	156,401	143,614
Provision charged to operations	48,414	32,344	29,199
Change from acquisitions (sales)	(582)	6,189	7,850
Recoveries of loans previously charged-off	6,815	6,008	7,375
Loan losses charged to allowance	(47,619)	(37,518)	(31,637)

Balance at end of year	$170,452	163,424	156,401

(6) MORTGAGE BANKING

Loans held for sale had a carrying value of $215 million and $430 million at December 31, 2003 and 2002, respectively. Loans serviced for the benefit of others totaled $2 billion and $1.1 billion at December 31, 2003 and 2002, respectively. NCF retains certain servicing rights on loans sold to investors. At December 31, 2003, the book value of the mortgage servicing rights was $19 million, which approximates the fair value. The following is a summary of NCF’s mortgage servicing rights, net of accumulated amortization and valuation allowance, included in other assets on the Consolidated Balance Sheets:

In Thousands	2003	2002	2001
Balance at beginning of year	$11,240	6,523	7,688
Amount capitalized or purchased	22,750	10,471	920
Amortization expense	(7,150)	(2,544)	(2,085)
Sales	(7,605)	(3,210)	—

Subtotal	19,235	11,240	6,523
Valuation allowance	(700)	—	—

Balance at end of year	$18,535	11,240	6,523

During March 2003, NCF consummated a transaction securitizing approximately $646 million of single-family mortgages and retained a majority of the resulting securities which are primarily classified as available for sale. The securitization was a private securitization with NCF retaining subordinated beneficial interests. NCF retained the servicing rights for the securitized single-family mortgages and mortgage servicing rights recorded at the transaction date approximated $5 million. NCF receives annual servicing fees approximating 30 basis points of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors and the securitization trust have no recourse to NCF’s other assets for failure of debtors to pay when due. Certain of NCF’s retained interests are subordinate to the investors’ interests. Their value is subject to credit, prepayment and interest rate risks on the transferred mortgage loans. NCF recognized an immaterial loss on the securitization transaction.

At the time of the securitization, the retained interests were recorded based on their relative fair values, including a reserve on retained interests subordinate to the investors’ interests. The reserve was established based on management’s evaluation of the size and risk characteristics of the securitized loan portfolio. The reserve is periodically evaluated by management for appropriateness, with consideration given to the balance of problem loans, prior loan loss experience, current economic conditions, value of collateral and other risk factors. As of December 31, 2003, the net carrying value of the non-rated subordinated retained interests was $1 million.

The table below summarizes certain cash flows received from and paid to the securitization trust during 2003 (in thousands):

Proceeds from sales of securities issued in securitization	$91,109
Servicing fees received	1,315
Other cash flows received on retained interests	236,314

Sensitivity analyses were not performed on the retained debt securities or the retained reserve for probable recourse exposure due to their immateriality. The balance remaining at December 31, 2003 of the mortgage servicing rights recorded in connection with the securitization transaction was $3 million and no sensitivity analysis was performed at December 31, 2003 due to its immateriality.

As of December 31, 2003, the securitized mortgage loans totaled $389 million of which less than $1 million were greater than 60 days past due. No charge-offs were recorded on the securitized mortgage loans during 2003.

NCF’s secondary marketing operations enter into transactions involving forward contracts with off-balance sheet risk in order to reduce exposure to fluctuations in the interest rates of mortgage loans held for sale. All such contracts are for forward commitments to sell conventional, fixed-rate mortgage loans. These financial instruments involve varying degrees of credit and market risk that arise from the possible inability of counterparties to meet the terms of their contracts and from movements in interest rates. Forward contract commitments to sell totaled $264 million at December 31, 2003. These contracts are recorded on the balance sheet at their fair value.

(7) DERIVATIVES AND HEDGING ACTIVITIES

NCF utilizes interest rate swap agreements to provide an exchange of interest payments computed on notional amounts that will offset undesirable changes in cash flows or fair value resulting from market rate changes on designated hedged transactions or items thereby helping to manage NCF’s interest rate sensitivity and market risk. Because the notional amount of the instruments only serves as a basis for calculating amounts receivable or payable, the risk of loss with any counterparty is limited to a small fraction of the notional amount. NCF limits the credit risks of these instruments by initiating the transactions with counterparties that have significant financial positions. NCF further limits the risk of loss by subjecting counterparties to credit reviews and approvals. Because of these factors, NCF’s credit risk exposure related to derivative contracts at December 31, 2003 was not material.

The following table sets forth certain information concerning NCF’s interest rate swaps at December 31, 2003:

	Notional Amount	Fair Value		Maturity Date	Date Callable
In Thousands		Gain	Loss
Derivatives designated as cash flow hedges:
Hedging loans	$75,000	—	2,873	June 2009	—
Hedging loans	75,000	—	3,220	July 2009	—
Hedging loans	50,000	—	1,407	July 2008	—
Hedging loans	100,000	—	861	August 2008	—
Derivatives designated as fair value hedges:
Hedging long-term debt	200,000	16,740	—	December 2031	December 2006
Hedging deposits	25,000	—	1	June 2009	June 2004

Total	$525,000	16,740	8,362

(8) PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2003 and 2002:

In Thousands	Average life (years)	2003	2002
Land	—	$39,070	40,339
Buildings	17.5	187,068	173,639
Leasehold improvements	7.5	58,526	55,718
Furniture and equipment	7.5	258,477	239,659

Gross premises and equipment		543,141	509,355
Less: accumulated depreciation and amortization		(276,740)	(251,679)

Total premises and equipment		$266,401	257,676

(9) INTANGIBLES

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are presented in the following table. The goodwill adjustments recorded in 2003 related to settlement of a contingent purchase price payment related to a 2002 acquisition.

In Thousands	Traditional Banking	Financial Enterprises	Total
Balance as of January 1, 2002	$911,185	34,972	946,157
Other goodwill adjustments	927	—	927
Goodwill acquired during the year	130,034	—	130,034

Balance as of December 31, 2002	1,042,146	34,972	1,077,118
Other goodwill adjustments	6,039	—	6,039
Goodwill acquired during the year	2,408	—	2,408

Balance as of December 31, 2003	$1,050,593	34,972	1,085,565

Core deposit intangibles are amortized over a period of up to 10 years using an accelerated method. During 2003, core deposit intangibles were reduced by $3 million in connection with deposits sold in branch sales. Following is an analysis of core deposit intangibles:

	Year ended December 31, 2003		Year ended December 31, 2002
In Thousands	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangibles	$402,225	(229,567)	405,127	(168,211)

Aggregate amortization expense for the period	61,356		69,930

Estimated amortization expense for the years ended December 31:
2004	50,942
2005	41,355
2006	32,075
2007	23,173
2008	14,539

The following is a reconciliation of the reported net income for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31
In Thousands Except Per Share Data	2003	2002	2001
Net income:
Reported net income	$311,674	323,610	225,296
Add: goodwill amortization	—	—	48,240

Adjusted net income	$311,674	323,610	273,536

Basic EPS:
Reported net income	$1.52	1.57	1.10
Add: goodwill amortization	—	—	.24

Adjusted net income	$1.52	1.57	1.34

Diluted EPS:
Reported net income	$1.51	1.55	1.09
Add: goodwill amortization	—	—	.23

Adjusted net income	$1.51	1.55	1.32

(10) TIME DEPOSITS

Interest on jumbo time deposits totaled $27 million, $34 million and $77 million in 2003, 2002 and 2001, respectively. Maturities of time deposits for each of the years ending December 31 are as follows:

In Thousands	Total Maturities
2004	$5,490,417
2005	906,820
2006	320,778
2007	323,744
2008 and thereafter	27,800

Total	$7,069,559

(11) BORROWINGS

At December 31, 2003, NCF (Parent Company) had available $50 million in an unsecured line of credit with a commercial bank which would bear interest at a rate tied to LIBOR. No draws were outstanding as of December 31, 2003 or at any time during 2003. The line expires on December 31, 2004.

Short-term Borrowed Funds Following is an analysis of short-term borrowed funds at December 31, 2003 and 2002:

	End of Period		Daily Average		Maximum Outstanding At Any Month End
In Thousands	Balance	Interest Rate	Balance	Interest Rate
2003:
Federal funds purchased	$880,090	1.01%	674,448	1.13	880,090
Treasury tax and loan depository note account and other short-term borrowed funds	12,565.79		7,836.68		12,565
Securities sold under agreements to repurchase and master notes	779,253	1.14	802,126	1.31	929,205

Total	$1,671,908		1,484,410

2002:
Federal funds purchased	$697,486	1.26%	433,290	1.69	697,486
Treasury tax and loan depository note account and other short-term borrowed funds	12,866	2.00	9,834	1.51	12,866
Securities sold under agreements to repurchase and master notes	742,412	1.49	663,332	1.56	742,935

Total	$1,452,764		1,106,456

Interest on federal funds purchased totaled $8 million in 2003 and $7 million in 2002. The treasury tax and loan depository note account is payable on demand and is collateralized by various investment securities with amortized costs and fair values of $29 million at December 31, 2003. Interest on borrowings under this arrangement is payable at .25 percent below the weekly federal funds rate as quoted by the Federal Reserve. Master note borrowings are unsecured obligations of NCF that mature daily. Securities sold under agreements to repurchase are collateralized by U.S. Treasury and U.S. government agency and corporation securities with carrying values of $639 million and fair values of $654 million at December 31, 2003. Interest expense on securities sold under agreements to repurchase totaled $11 million in 2003 and $10 million in 2002.

FHLB Advances FHLB advances bear interest at fixed and variable rates. The FHLB advances are collateralized by mortgage-related securities and by liens on first mortgage loans with carrying values totaling $3.8 billion at December 31, 2003. During 2003, the Subsidiary Banks prepaid approximately $658 million of fixed-rate FHLB advances and incurred early debt retirement/termination penalties of $32 million. The terminated advances were replaced with short-term borrowings. The Subsidiary Banks have the capacity to borrow additional advances from the FHLB of up to 50 percent of total assets, subject to available collateral and level of FHLB stock ownership.

Maturities of FHLB allowances for each of the years ending December 31 are as follows:

In Thousands	Range of Rates	Total Maturities
2004	.94% to 7.65%	$1,237,847
2005	1.82% to 5.68%	2,463
2006	4.44% to 7.00%	25,404
2007	5.94% to 7.00%	533
2008	2.00% to 5.94%	204,540
Thereafter	2.17% to 6.39%	830,404

Total	.94% to 7.65%	$2,301,191

Trust Preferred Securities and Long-term Debt Following is a summary of trust preferred securities and long-term debt at December 31, 2003 and 2002:

In Thousands	2003	2002
Subordinated debentures to unconsolidated business trusts	$240,208	—
Trust preferred securities	—	239,009
6.75 percent subordinated notes	—	32,993
Term notes and other long-term debt	37,788	24,705

Total long-term debt	$277,996	296,707

The Parent Company created two statutory business trusts (the “Trusts”) which each issued a series of trust preferred securities (“TRUPS”). Prior to October 1, 2003, the accounts of the Trusts were included in NCF’s consolidated financial statements. On October 1, 2003, NCF adopted the provisions of FIN 46 and related revised interpretations and deconsolidated the Trusts from its financial statements. The deconsolidation of the net assets and results of operations of the trusts had virtually no impact on NCF’s financial statements or liquidity position since NCF continues to be obligated to repay the debentures held by the Trusts. The principal assets of the Trusts are $240 million of the Parent Company’s subordinated debentures with identical rates of interest and maturities as the TRUPS. The subordinated debentures are unsecured and are effectively subordinated to all existing and future liabilities of NCF. NCF has the right, at any time, so long as no event of default has occurred, to defer payments of interest on either issue for a period not to exceed 20 consecutive quarters. NCF has fully and unconditionally guaranteed payment of amounts due under the trust preferred securities on a subordinated basis and only to the extent the related Trusts have funds available for payment of those amounts. The TRUPS continue to qualify as Tier 1 capital under the risk-based capital guidelines established by the Federal Reserve Board.

In 1997, National Commerce Capital Trust I (“Trust I”) sold $50 million of floating rate TRUPS bearing interest at a variable annual rate equal to LIBOR plus .98 percent (2.14 percent and 2.79 percent at December 31, 2003 and 2002) due April 1, 2027 but redeemable in whole or in part any time on or after December 31, 2006. In 2001, National Commerce Capital Trust II (“Trust II”) sold $200 million of 7.70 percent TRUPS due December 15, 2031. The Trust II TRUPS may be redeemed in whole or in part at any time on or after December 31, 2006. When the Trust II TRUPS were issued, NCF entered into an interest rate swap that converts the Trust II TRUPS’ fixed-rate to a variable-rate tied to three-month LIBOR plus .83 percent (1.99 percent at December 31, 2003).

The trust preferred securities issued by the Trusts qualify as Tier 1 capital under Federal Reserve Board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board is currently evaluating whether deconsolidation of the Trusts will affect the qualification of the trust preferred securities as Tier 1 capital.

NCF’s unsecured 6.75 percent subordinated notes, which matured on December 1, 2003, paid interest semi-annually. Interest on the subordinated notes totaled $2 million in 2003 and 2002.

Unsecured term notes totaling $6 million bear interest payable quarterly at a variable rate repriced every three years. The term notes next reprice in 2006. At December 31, 2003, the average rate was 5.15 percent. The notes mature in 2007. Interest on the term notes totaled $328,000 in 2003 and $363,000 in 2002. Other long-term debt includes $30 million of preferred stock issued by a subsidiary with varying dividend rates ranging up to 4.50 percent at December 31, 2003.

(12) EMPLOYEE BENEFITS

Benefit Plans NCF has a defined contribution employee benefit plan (the “401(k) plan”) covering substantially all employees with six months’ service. Under this plan, employee contributions are partially matched by NCF.

NCF has a noncontributory, qualified defined benefit pension plan covering substantially all full-time employees. The pension plan makes provisions for early and delayed retirement as well as normal retirement and provides participants with retirement benefits based on credited years of service. Contributions to the pension plan are funded as allowable for federal income tax purposes.

NCF sponsors a postretirement benefit plan that provides postretirement healthcare and life insurance benefits. The plan is contributory and contains other cost-sharing features such as deductibles and coinsurance. NCF’s policy to fund the cost of medical benefits to employees varies by age and service at retirement. Benefits are provided through a self-insured plan administered by an insurance company.

In December 2003, President Bush signed into law a bill that expands Medicare benefits, primarily adding a prescription drug benefit for Medicare-eligible retirees beginning in 2006. The law also provides a federal subsidy to companies which sponsor postretirement benefit plans the provide prescription drug coverage. FASB Staff Position 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, permits deferring the recognition of the new Medicare provisions’ impact due to lack of specific authoritative guidance on accounting for the federal subsidy. NCF has elected to defer accounting for the effects of this new legislation until the specific authoritative guidance is issued. Accordingly, the postretirement obligations and net periodic costs reported in the accompanying financial statements and notes do not reflect the impact of this legislation. The accounting guidance, when issued, could require changes to previously reported financial information. NCF anticipates its benefit costs after 2006 will be somewhat lower as a result of the new Medicare provisions; however, the adoption of this standard is not expected to have a material impact on results of operations, financial position or liquidity.

NCF also has established a noncontributory, nonqualified defined benefit pension plan (the “SERP”) covering highly compensated employees that provide benefits that cannot be paid from a qualified retirement plan due to Internal Revenue Code restrictions. Assets used to fund benefit payments are in a grantor trust included in NCF’s other assets; therefore, in general, a participant’s or beneficiary’s claim to benefits under these plans is a as a general creditor. NCF’s funding policy is to contribute, on an ad hoc discretionary basis, an amount sufficient for grantor trust assets to equal the SERP’s accumulated benefit obligation.

In 2004, NCF expects to contribute an amount equal to the stated NCF match for the 401(k) plan; the minimum required under ERISA to the pension plan; an amount equal to the postretirement benefit payments made in 2004, net of employee contributions, to the postretirement benefit plan; and $685,000 to SERP grantor trust.

For disclosure purposes, the postretirement and SERP information have been combined and are presented as “Other Benefits.” The table below discloses information relating to the obligations and plan assets of NCF’s benefit plans:

	Pension Benefits		Other Benefits
In Thousands	2003	2002	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	$133,973	131,274	22,155	18,840
Service cost	5,867	5,117	363	270
Interest cost	8,691	8,678	1,609	1,438
Actuarial loss	8,873	1,172	4,917	4,377
Benefits paid	(13,552)	(12,268)	(3,097)	(2,065)
Plan amendment	1,408	—	500	—
FAS 88 curtailment adjustment	—	—	—	(705)

Benefit obligation at end of year	145,260	133,973	26,447	22,155

Change in fair value of plan assets
Fair value of plan assets at beginning of year	135,563	135,569	—	—
Actuarial return on plan assets	26,495	(1,638)	—	—
Employer contribution	15,000	13,900	3,097	2,065
Benefits paid	(13,552)	(12,268)	(3,097)	(2,065)

Fair value of plan assets at end of year	163,506	135,563	—	—

Funded status	18,246	1,590	(26,447)	(22,155)
Unrecognized net loss	24,024	32,647	11,677	7,893
Unrecognized prior service cost	1,882	368	1	(489)
Unrecognized transition obligation	—	—	182	203

Net amount recognized	$44,152	34,605	(14,587)	(14,548)

Amounts recognized in the statement of financial position consist of:
Prepaid (accrued) benefit cost	$44,152	34,605	(17,075)	(15,785)
Intangible assets	—	—	1,062	689
Accumulated other comprehensive income	—	—	1,426	548

Net amount recognized	$44,152	34,605	(14,587)	(14,548)

Accumulated benefit obligation	$132,578	118,332	8,203	7,212

Additional information
Adjustments to minimum liability included in other comprehensive income	$—	—	(742)	98

Weighted average assumptions at December 31 used to determine benefit obligation
Discount rate	6.00%	6.75	6.00	6.75
Rate of compensation increase	3.50	3.50	N/A	N/A

NCF determines the pension plan’s return on asset actuarial assumption by reviewing the long-term historical returns of each asset category comprising the plan’s target asset allocation. This review produces an annual return assumption ranging from 5 percent to 13.5 percent for each asset category. The product of the annual return assumption and the plan’s target asset allocation percentage for each asset category equals the annual return attribution by asset category. The pension plan’s equity securities include shares of NCF common stock with fair values of $15 million (9.0 percent of total plan assets) and $13 million (9.5 percent of total plan assets) at December 31, 2003 and 2002, respectively.

The investment objective for the NCF pension plan is to maximize total return with exposure to reasonable and prudent risk. Investment managers have flexibility with respect to investment decisions and timing within a range assigned by the plan’s investment policy for each asset class under management.

	Target Allocation	Actual Allocation
		2003	2002
Weighted-average asset allocations for pension plan at December 31 by asset category
Equity securities	52.50%	59.19	47.97
Debt securities	15.00	13.56	36.22
Real estate	5.00	3.88	4.46
Other	27.50	23.37	11.35

Total	100.00%	100.00	100.00

The following table discloses the components of the net periodic benefit costs and the assumptions used in computing those costs for the years ended December 31, 2003, 2002 and 2001:

In Thousands	2003	2002	2001
Components of Net Periodic Benefit Cost – Pension:
Service cost	$5,867	5,117	4,751
Interest cost	8,691	8,678	8,746
Expected return on plan assets	(11,257)	(12,326)	(13,974)
Transition obligation/(asset) amortization	—	(1)	(10)
Amortization of prior service cost	(105)	(270)	(373)
Amortization of net (gain) loss	2,257	321	354

Net pension expense (benefit)	$5,453	1,519	(506)

Components of Net Periodic Benefit Cost - Other Benefit Plans:
Service cost	$363	270	1,072
Interest cost	1,609	1,438	1,314
Transition obligation/(asset) amortization	20	20	20
Amortization of prior service cost	10	(48)	(4)
Amortization of net (gain) loss	738	474	75
FAS 88 curtailment gain	396	(509)	(506)

Net other benefit plans expense	$3,136	1,645	1,971

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Weighted average assumptions at December 31 used to determine net periodic benefit cost
Discount rate	6.75%	7.00	6.75	7.00
Expected long-term return on plan assets	8.50	9.50	N/A	N/A
Rate of compensation increase	3.50	3.50	N/A	N/A

			2003	2002
Assumed health care cost trend rates at December 31
Health care cost trend rate assumed for next year			9.00%	9.00
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			5.00	5.00
Year that the rate reaches the ultimate trend rate			2011	2010

In Thousands			Increase	Decrease
Change in health care cost trend rate by 1 percent
Effect on total of service and interest cost			$60	(52)
Effect on postretirement benefit obligation			1,055	(918)

Stock Options and Restricted Stock NCF has stock incentive plans under which stock options and restricted stock may be granted periodically to certain employees. The options are granted at an exercise price equal to the fair value of the underlying shares at the date of grant; they generally vest within three years following the date of grant and have a term of ten years. As of December 31, 2003, 9,476,000 shares are authorized and available for grant. NCF continued in effect nonstatutory and incentive stock option plans existing at the date of merger with acquired financial institutions. The stock options under these plans were granted to directors and certain officers of the respective financial institutions and entitled them to purchase shares of common stock at an exercise price equal to the fair market value of the stock on the date of grant. The options granted under these plans were exercisable for periods of up to ten years with varying vesting provisions. All options outstanding at the time of the respective mergers were converted into options to acquire NCF common stock. No further awards may be granted under these plans.

NCF instituted the Share NCF program to encourage stock ownership by its employees. Eligible employees who purchase NCF shares through NCF’s discount brokerage subsidiary are awarded for each share purchased two options which have an exercise price equal to the purchase price of the qualifying shares. The options are cancelled if the employee does not remain in NCF’s employ over the vesting period. For Share NCF options issued prior to August 1, 2001, the options vest after two years if the employee has held the purchased shares for the two-year period after purchase. For Share NCF options issued after August 1, 2001, the options vest after two years if the employee has held the purchased shares for the two-year period after purchase or vest after six years if the purchased shares were not held for the two-year period after purchase. As of December 31, 2003, approximately 360 employees were participating in the Share NCF program. NCF accounts for Share NCF options issued prior to August 1, 2001 as variable options, and, accordingly, recognizes compensation expense ratably over the vesting period based on differences in the options’ exercise price and the market price of NCF stock on the reporting date. Compensation expense recognized in 2003 related to the variable options was immaterial as the variable options were fully vested by June 2003. For the years ended December 31, 2002 and 2001, NCF recorded compensation expense of $251,000, and $348,000, respectively.

During 2000, the terms of approximately 600,000 stock options were modified; as a result, NCF accounts for these option grants as variable grants. During 2003, 2002 and 2001, compensation expense of $185,000, $342,000 and $1 million, respectively, was recorded related to these options.

A summary of stock option activity and related information for the years ended December 31, 2003, 2002 and 2001 follows:

	Outstanding		Exercisable
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
At January 1, 2001	10,670,207	$14.45
Granted	2,322,079	24.64
Assumed under acquisitions	625,637	15.38
Exercised	(1,773,155)	10.39
Forfeited	(179,716)	21.07

At December 31, 2001	11,665,052	17.26	7,676,218	$15.38

Granted	2,970,795	25.82
Exercised	(2,324,192)	12.91
Forfeited	(436,617)	22.27

At December 31, 2002	11,875,038	19.94	7,175,003	$17.38

Granted	3,241,996	24.31
Exercised	(1,691,681)	14.03
Forfeited	(356,210)	24.73

At December 31, 2003	13,069,143	$21.64	8,083,897	$19.79

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Years Remaining	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$5.39 to $16.22	2,613,221	4.43	$14.08	2,613,221	$14.08
$16.25 to $22.70	2,575,313	5.48	19.48	2,418,110	19.40
$22.71 to $23.94	2,779,225	7.88	23.70	713,245	23.07
$23.95 to $24.75	1,821,620	6.88	24.68	1,241,213	24.69
$24.76 to $29.25	3,279,764	8.06	25.93	1,098,108	25.84

$5.39 to $29.25	13,069,143	6.62	$21.64	8,083,897	$19.79

NCF employees were awarded 43,943 shares of restricted stock during 2003, 7,565 shares during 2002 and 26,159 shares during 2001. The grants in 2003, 2002 and 2001 were recorded at their fair values of $1 million, $197,000, and $702,000, respectively, on the dates of grant and had weighted average fair values of $24.42, $26.05 and $25.74 per share. During 2003, $1 million of restricted stock award expense was recognized and in 2002 and 2001, $2 million of expense was recognized.

(13) STOCKHOLDERS’ EQUITY

Earnings Per Share The following schedule reconciles the numerators and denominators of the basic and diluted EPS computations for the years ended December 31, 2003, 2002 and 2001. Dilutive common shares arise from the potentially dilutive effect of NCF’s stock options outstanding.

In Thousands Except Per Share Data	2003	2002	2001
Basic EPS
Average common shares outstanding	204,864	205,933	204,972
Net income	$311,674	323,610	225,296
Earnings per share	1.52	1.57	1.10

Diluted EPS
Average common shares outstanding	204,864	205,933	204,972
Average dilutive common shares	1,504	2,211	2,512

Adjusted average common shares outstanding	206,368	208,144	207,484
Net income	$311,674	$323,610	225,296
Earnings per share	1.51	1.55	1.09

Regulatory Matters NCF and the Subsidiary Banks are subject to risk-based capital guidelines requiring minimum capital levels based on the perceived risk of assets and off-balance sheet instruments. As required by the Federal Deposit Insurance Corporation Improvement Act, the federal bank regulatory agencies have jointly issued rules that implement a system of prompt corrective action for financial institutions. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, there are minimum ratios of capital to risk-weighted assets. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly discretionary actions by regulators that, if undertaken, could have a material effect on NCF’s consolidated financial statements.

Disclosure about the Subsidiary Banks’ capital adequacy are set forth in the table below. Tier I capital consists of common equity and trust preferred securities less goodwill and certain other intangible assets. Tier I excludes the equity impact of adjusting available for sale securities to market value. Total capital is comprised of Tier I and Tier II capital. Tier II capital includes subordinated notes and loan loss allowance, as defined and limited according to regulatory guidelines. Balance sheet assets and the credit equivalent amount of off-balance sheet items per regulatory guidelines are assigned to broad risk categories and a category risk-weight is then applied. Management believes that as of December 31, 2003, NCF and the Subsidiary Banks met all capital adequacy requirements to which they were subject.

The risk-based capital and leverage ratios for NCF and NBC as of December 31, 2003 and 2002 are presented below.

	2003		2002
In Thousands	NCF	NBC	NCF	NBC
Tier I capital	$1,761,063	1,589,752	1,563,230	1,431,727
Total capital	1,931,589	1,759,840	1,726,719	1,577,744
Risk-weighted assets	15,959,920	15,809,326	14,386,002	14,166,962
Adjusted quarterly average assets	21,563,817	21,368,740	19,762,400	19,270,050
Risk-based capital ratios:
Tier I capital to risk-weighted assets:
Actual	11.03%	10.06	10.87	10.11
Regulatory minimum	4.00	4.00	4.00	4.00
Well-capitalized under prompt corrective action provisions	—	6.00	—	6.00
Total capital to risk-weighted assets:
Actual	12.10	11.13	12.00	11.14
Regulatory minimum	8.00	8.00	8.00	8.00
Well-capitalized under prompt corrective action provisions	—	10.00	—	10.00
Leverage ratio:
Actual	8.17	7.44	7.91	7.43
Regulatory minimum	3.00	4.00	3.00	4.00
Well-capitalized under prompt corrective action provisions	—	5.00	—	5.00

As of their most recent regulatory examination date, the Subsidiary Banks were categorized as well-capitalized. No conditions or events have occurred since December 31, 2003 that would change the capital categorizations presented as of December 31, 2003.

NCF’s mortgage banking operations and broker/dealer subsidiary are also required to maintain minimum net worth capital requirements with various governmental agencies. The mortgage banking operations’ net worth requirements are governed by the Department of Housing and Urban Development and the broker/dealer’s net worth requirements are governed by the Securities and Exchange Commission. As of December 31, 2003, these subsidiaries met their respective minimum net worth capital requirements.

Certain restrictions exist regarding the ability of the Subsidiary Banks to transfer funds to NCF in the form of cash dividends. Regulatory capital requirements must be met by the Subsidiary Banks as well as other requirements under applicable federal and state laws. Under these requirements, the Subsidiary Banks have approximately $253 million in retained earnings at December 31, 2003 that can be transferred to NCF in the form of cash dividends without prior regulatory approval. Management believes that it will be able to receive regulatory approval to transfer dividends in excess of that amount, if needed. Total dividends declared by the Subsidiary Banks to NCF in 2003 were $233 million. As a result of the above requirements, consolidated net assets of the Subsidiary Banks amounting to approximately $2.6 billion at December 31, 2003 were restricted from transfer to NCF without prior approval from regulatory agencies.

Under Federal Reserve regulations, the Subsidiary Banks are also limited as to the amount they may loan to affiliates, including the Parent Company, unless such loans are collateralized by specified obligations. At December 31, 2003, the Subsidiary Banks had loans to the Parent Company totaling $12 million.

(14) SUPPLEMENTARY INCOME STATEMENT INFORMATION

Following is a breakdown of the components of “other operating” expenses on the Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001:

In Thousands	2003	2002	2001
Legal and professional fees	$38,780	39,221	35,563
Telecommunications	18,225	17,278	14,365
Data processing	23,251	16,891	13,538
Marketing	10,724	11,337	14,555
Printing and office supplies	13,857	14,993	12,896
Postage and freight	10,528	9,441	7,871
All other	84,954	73,493	59,246

Total other operating expenses	$200,319	182,654	158,034

(15) INCOME TAXES

Income taxes for the years ended December 31, 2003, 2002 and 2001 were allocated as follows:

In Thousands	2003	2002	2001
Income from continuing operations	$134,614	150,412	133,388
Stockholders’ equity, for unrealized gains (losses) on securities available for sale	(25,854)	24,115	(5,127)
Stockholders’ equity, for unrealized losses on hedging instruments	(3,344)	—	—
Stockholders’ equity, for changes in minimum pension liability	(495)	63	—
Stockholders’ equity, for compensation expense for tax purposes in excess of financial reporting purposes	(6,522)	(11,160)	(8,743)
Income from discontinued operations	13,412	—	—

Total	$111,811	163,430	119,518

Components of income tax expense for the years ended December 31, 2003, 2002 and 2001 were as follows:

In Thousands	2003	2002	2001
Current income taxes:
Federal	$177,933	142,058	108,487
State	9,447	6,022	4,494

Total current tax expense	187,380	148,080	112,981

Deferred income tax expense (benefit):
Federal	(49,198)	3,511	21,016
State	(3,568)	(1,179)	(609)

Total deferred tax expense	(52,766)	2,332	20,407

Total income tax expense for continuing operations	$134,614	150,412	133,388

A reconciliation of income tax expense from continuing operations to the amount computed by multiplying income before income taxes by the statutory federal income tax rate of 35 percent follows:

	Amount			% of Pretax Income
In Thousands	2003	2002	2001	2003	2002	2001
Tax expense at statutory rate on income before income taxes	$147,482	165,908	125,539	35.00%	35.00	35.00
State taxes, net of federal benefit	3,821	3,148	2,525.91		.66	.70
Increase (reduction) in taxes resulting from:
Tax-exempt interest on investment securities and loans	(2,440)	(2.581)	(3,462)	(.58)	(.54)	(.97)
Non-deductible goodwill amortization	—	—	16,766	—	—	4.67
Non-taxable life insurance income	(4,470)	(4,450)	(3,395)	(1.06)	(.94)	(.95)
Subsidiary stock, recognition of basis difference	(3,993)	(6,475)	—	(.95)	(1.37)	—
Federal tax credits	(5,680)	—	—	(1.35)	—	—
Other, net	(106)	(5,138)	(4,585)	(.02)	(1.08)	(1.26)

Income tax expense	$134,614	150,412	133,388	31.95%	31.73	37.19

At December 31, 2003 and 2002, NCF had recorded net deferred tax liabilities of $96 million and $174 million, respectively. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In management’s opinion, it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Consequently, management has determined that a valuation allowance for deferred tax assets was not required at December 31, 2003 or 2002. The sources and tax effects of cumulative temporary differences that give rise to significant deferred tax assets (liabilities) at December 31, 2003 and 2002 are shown below:

In Thousands	2003	2002
Deferred tax assets:
Allowance for loan losses	$66,991	63,389
Deferred compensation	4,471	3,859
Net operating loss and credit carryovers	2,643	3,763
Basis difference on securities and loans	17,637	7,332
Other	15,029	13,162

Total gross deferred tax assets	106,771	91,505

Deferred tax liabilities:
Intangible assets	52,516	62,081
Deferred loan fees and costs	24,529	31,092
Premises and equipment	4,262	23,339
Investments	19,715	10,607
Pension costs	15,810	11,433
Unrealized gains on investment securities available for sale	6,997	32,695
Deferred income	60,369	85,053
Other	18,260	9,356

Total gross deferred tax liabilities	202,458	265,656

Net deferred tax liability	$(95,687)	(174,151)

(16) DISCONTINUED OPERATIONS

In the third and fourth quarters of 2003, NCF sold substantially the entire merchant processing business. The $38 million gain realized on the sale is reported as income from discontinued operations, net of tax. Basic and diluted EPS for the after-tax discontinued operations were $.12 per share for the quarter ended September 30, 2003; discontinued operations had no impact on EPS for the quarter ended December 31, 2003. The operating results of this business were not material and have not been reclassified and reported as discontinued operations for financial reporting purposes. NCF has partnered with the third-party purchaser to continue to provide merchant services to NCF’s customers and NCF may receive commissions under that arrangement.

(17) COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET RISK

Lease Commitments NCF’s subsidiaries lease certain real property and equipment under long-term operating leases expiring at various dates to 2024. Total rental expense amounted to $29 million in 2003, $26 million in 2002 and $20 million in 2001. A summary of the commitments under noncancellable, long-term leases in effect at December 31, 2003 for each of the years ending December 31 follows:

	Type of Property		Total Commitments
In Thousands	Real Property	Equipment
2004	$17,019	3,696	20,715
2005	15,334	2,740	18,074
2006	13,752	1,979	15,731
2007	11,216	308	11,524
2008	9,870	290	10,160
Thereafter	46,373	—	46,373

Total lease commitments	$113,564	9,013	122,577

Generally, real estate taxes, insurance and maintenance expenses are obligations of the Subsidiary Banks. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 2004.

Litigation Certain legal claims have arisen in the normal course of business in which NCF and certain of its Subsidiary Banks have been named as defendants. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management and counsel, any such liability will have no material effect on NCF’s financial position or results of operations.

NCF has settled a purported class action filed in December 2002 against NCF, NCF’s subsidiaries First Mercantile Trust Company (“First Mercantile”) and NBC, a subsidiary of First Mercantile, and two former officers of First Mercantile. The purported class action alleged, among other things, that fees collected by First Mercantile on investments held in common trust funds were improperly charged.

The settlement agreement has been approved by the federal court in Tennessee and all appeal periods have expired. The settlement agreement as approved by the court includes no admission of liability or wrongdoing by NCF or other defendants and, assuming all conditions are met, will fully resolve the lawsuit. Under the settlement, the plaintiff class will receive a total benefit with an estimated value of approximately $20 million, payable $12 million in cash and $8 million in go-forward fee reductions. The cash portion of the settlement was paid in October 2003.

Lending Commitments Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s credit worthiness is evaluated on a case-by-case basis and collateral, primarily real estate or business assets, is generally obtained. At December 31, 2003 and 2002, the Subsidiary Banks had commitments to extend credit of approximately $4.6 billion and $3.7 billion. These amounts include unused home equity lines and commercial real estate, construction and land development commitments of $1.7 billion and $1.4 million, respectively, at December 31, 2003 and $1.5 billion and $937 million, respectively, at December 31, 2002.

Standby letters of credit are commitments issued by the Subsidiary Banks to guarantee the performance of a customer to a third party. Non-depreciable assets generally secure the standby letters of credit. The Subsidiary Banks had approximately $162 million and $89 million in outstanding standby letters of credit at December 31, 2003 and 2002.

Guarantees NBC originates residential mortgage loans which are sold to outside investors in the normal course of business on a non-recourse basis. When mortgage loans are sold in the secondary market, representations and warranties regarding certain attributes of the loans sold are made to the third-party purchaser. These representations and warranties extend through the life of the mortgage loan. Subsequent to the sale, if inadvertent underwriting deficiencies or defects are discovered in individual mortgage loans, NBC may be obligated to repurchase the respective mortgage loan if such deficiencies or defects cannot be cured by NBC within the 90-day period following discovery.

Mortgage loans sold to outside investors for the years ended December 31, 2003 and 2002 were $7.9 billion and $1.9 billion, respectively. In the event that NBC repurchases a mortgage loan, NBC will record the mortgage loan as an asset and continue to collect principal and interest from the mortgagee. In the event that the mortgage loan goes into default, NBC may take possession of the property securing the mortgage loan and remarket the property to offset any potential losses.

Additionally, NBC may sell mortgage servicing rights and transfer the servicing obligation to a buyer in the ordinary course of business. NBC warrants and represents to the buyer that the underlying loans meet certain attributes and criteria. If, subsequent to the sale and transfer of the servicing rights, if inadvertent underwriting deficiencies or defects are discovered in individual underlying loans, NBC may be obligated to repurchase the respective mortgage loan or reimburse the buyer of any related loss if these deficiencies or defects cannot be cured.

Off-balance Sheet Risk NCF’s mortgage banking and broker/dealer operations enter into transactions involving financial instruments with off-balance sheet risk in order to meet the financing and hedging needs of their customers and to reduce their own exposure to fluctuations in interest rates. Financial instruments for mortgage banking operations are discussed in Note 6. The broker/dealer operation’s financial instruments include forward contracts, when issued contracts and options written. All such contracts are for U.S. Treasury, federal agency or municipal securities. These financial instruments involve varying degrees of credit and market risk. The contract amounts of those instruments reflect the extent of involvement in particular classes of financial instruments. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities’ market values and interest rates. The extent of broker/dealer financial instruments with off-balance sheet risk as of December 31 was as follows:

In Thousands	2003	2002
Forward contracts:
Commitments to purchase	$188,021	396,788
Commitments to sell	183,993	384,643
When issued contracts:
Commitments to purchase	—	10,777
Commitments to sell	—	8,326

(18) NATIONAL COMMERCE FINANCIAL CORPORATION (PARENT COMPANY)

The Parent Company’s principal assets are its investments in the Subsidiary Banks and dividends from the Subsidiary Banks are its primary source of income. Condensed Balance Sheets as of December 31, 2003 and 2002, and the related Condensed Statements of Income and Cash Flows for the years ended December 31, 2003, 2002 and 2001, follow:

Condensed Balance Sheets

As of December 31, 2003 and 2002

In Thousands	2003	2002
Cash and short-term investments	$989,398	849,574
Investment securities	25,487	25,744
Loans	26,151	37,598
Less allowance for loan losses	340	487

Net loans	25,811	37,111
Investment in subsidiaries	2,939,876	2,888,163
Other assets	39,219	27,485

Total assets	$4,019,791	3,828,077

Master notes	$936,216	805,114
Note payable to subsidiary	13,547	25,047
Subordinated notes and debentures	240,208	278,187
Other liabilities	48,634	37,297

Total liabilities	1,238,605	1,145,645
Stockholders’ equity	2,781,186	2,682,432

Total liabilities and stockholders’ equity	$4,019,791	3,828,077

Condensed Statements of Income

Years Ended December 31, 2003, 2002 and 2001

In Thousands	2003	2002	2001
Dividends from subsidiaries	$233,506	137,676	236,700
Interest income	5,521	11,356	15,324
Other income, net of losses on sales of investment securities	(58)	783	1,154

Total operating income	238,969	149,815	253,178

Interest expense	10,142	17,287	15,252
Other operating expenses	3,794	3,565	4,153

Total operating expenses	13,936	20,852	19,405

Income before income taxes	225,033	128,963	233,773
Income tax benefit	(3,544)	(1,843)	(559)

Income before equity in undistributed net income of subsidiaries	228,577	130,806	234,332
Net income of subsidiaries, net of dividends paid	83,097	192,804	(9,036)

Net income	$311,674	323,610	225,296

Condensed Statements of Cash Flows

Years Ended December 31, 2003, 2002 and 2001

In Thousands	2003	2002	2001
Net cash provided by operating activities	$236,604	151,441	225,582

Investment in subsidiaries	(14,000)	(22,500)	(160,188)
Net decrease in loans	11,447	15,693	18,296
Other, net	—	93	(28,266)

Net cash used by investing activities	(2,553)	(6,714)	(170,158)

Increase in master notes	131,102	479,393	130,651
Net decrease in notes payable to subsidiaries	(11,500)	(13,500)	(12,000)
Net increase (decrease) in subordinated notes and debentures	(37,971)	(3,636)	198,902
Purchase and retirement of common stock	(43,705)	(57,734)	(102,212)
Cash dividends paid	(151,909)	(132,311)	(114,838)
Other, net	19,756	26,922	15,595

Net cash provided (used) by financing activities	(94,227)	299,134	116,098

Net increase in cash and short-term investments	139,824	443,861	171,522
Cash and short-term investments at beginning of year	849,574	405,713	234,191

Cash and short-term investments at end of year	$989,398	849,574	405,713

(19) SEGMENT INFORMATION

Management monitors NCF performance as two business segments, traditional banking and financial enterprises.

The traditional banking segment includes sales and distribution of financial products and services to individuals. These products and services include loan products such as residential mortgage, home equity lending, automobile and other personal financing needs. Traditional banking also offers various deposit products that are designed for customers’ saving and transaction needs. This segment also includes lending and related financial services provided to small- to medium-sized companies. Included among these services are several specialty services such as real estate finance, asset-based lending and residential construction lending. The traditional banking segment also includes management of the investment portfolio and non-deposit based funding.

The financial enterprises segment is comprised of trust services and investment management, transaction processing, retail banking consulting/in-store licensing and broker/dealer activities.

The accounting policies of the individual segments are the same as those of NCF as described in Note 1. Transactions between business segments are conducted at arm’s length. Interest income for tax-exempt loans and securities is adjusted to a taxable-equivalent basis.

The following tables present condensed income statements and average assets for each reportable segment.

In Thousands	Traditional Banking	Financial Enterprises	Intersegment Eliminations	Total
Year ended December 31, 2003:
Net interest income, taxable equivalent basis	$745,374	22,314	—	767,688
Provision for loan loss	(48,414)	—	—	(48,414)

Net interest income after provision	696,960	22,314	—	719,274
Gain on branch sale	9,110	—	—	9,110
Other income	254,074	199,041	(7,503)	445,612
Core deposit amortization	(61,356)	—	—	(61,356)
First Mercantile litigation	—	(20,695)	—	(20,695)
Employment contract terminations	(15,699)	—	—	(15,699)
Debt retirement/prepayment penalties	(31,661)	—	—	(31,661)
Other expense	(446,602)	(155,929)	7,503	(595,028)

Income before income taxes	404,826	44,731	—	449,557
Income taxes	145,347	17,445	—	162,792

Net income from continuing operations	259,479	27,286	—	286,765
Discontinued operation – merchant processing	—	24,909	—	24,909

Net income	$259,479	52,195	—	311,674

Average assets	$21,433,195	832,050	—	22,265,245

Year ended December 31, 2002:
Net interest income, taxable equivalent basis	$742,373	20,692	—	763,065
Provision for loan loss	32,344	—	—	32,344

Net interest income after provision	710,029	20,692	—	730,721
Other income	213,739	173,737	(6,933)	380,543
Core deposit amortization	(69,930)	—	—	(69,930)
Debt retirement/prepayment gains	400	—	—	400
Conversion/merger expenses	(4,940)	—	—	(4,940)
Other expense	(403,434)	(136,812)	6,933	(533,313)

Income before income taxes	445,864	57,617	—	503,481
Income taxes	157,400	22,471	—	179,871

Net income	$288,464	35,146	—	323,610

Average assets	$19,691,510	663,676	—	20,355,186

Year ended December 31, 2001:
Net interest income, taxable equivalent basis	$663,936	18,518	—	682,454
Provision for loan loss	29,199	—	—	29,199

Net interest income after provision	634,737	18,518	—	653,255
Other income	154,355	166,758	(4,300)	316,813
Core deposit and goodwill amortization	(105,225)	(1,790)	—	(107,015)
Conversion/merger expenses	(11,364)	—	—	(11,364)
Other expense	(346,188)	(119,776)	4,300	(461,664)

Income before income taxes	326,315	63,710	—	390,025
Income taxes	139,835	24,894	—	164,729

Net income	$186,480	38,816	—	225,296

Average assets	$17,319,317	587,695	—	17,907,012

(20) QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents quarterly financial data for each quarter in the years ended December 31, 2003 and 2002. Third quarter 2003 results include the gain on sale of merchant processing as a discontinued operation as a result of our decision in the fourth quarter of 2003 to exit additional elements of that business. Other income and other expense for each quarter include the effect of reclassing the costs to originate mortgage loans held for sale against the origination fees earned on those loans as well as other reclassifications to conform to current period presentation.

	2003				2002
In Thousands Except Per Share Data	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
Interest income	$266,012	260,155	264,593	263,376	279,606	283,540	284,666	282,685
Interest expense	70,584	74,696	83,412	85,934	93,783	97,680	101,424	104,004

Net interest income	195,428	185,459	181,181	177,442	185,823	185,860	183,242	178,681
Provision for loan losses	12,382	14,972	13,376	7,684	7,127	10,990	8,713	5,514

Net interest income after provision for loan losses	183,046	170,487	167,805	169,758	178,696	174,870	174,529	173,167
Investment securities gains (losses)	3,338	(4,512)	2,460	2,464	2,028	5,060	1,694	2,720
Gain (loss) on branch sale	2,200	7,055	—	(145)	—	—	—	—
Other income	106,167	118,461	114,958	102,276	101,460	95,430	91,458	80,693
Core deposit amortization	(14,337)	(15,062)	(15,673)	(16,284)	(16,895)	(17,507)	(18,118)	(17,410)
First Mercantile litigation	—	—	(1,041)	(19,654)	—	—	—	—
Employment contract terminations	(987)	(604)	(14,108)	—	—	—	—	—
Debt retirement/prepayment (penalties) gains	—	(31,987)	326	—	65	335	—	—
Conversion/merger expenses	—	—	—	—	—	—	—	(4,940)
Other expenses	(146,912)	(153,842)	(150,108)	(144,166)	(141,308)	(136,608)	(130,974)	(124,423)

Income before income taxes	132,515	89,996	104,619	94,249	124,046	121,580	118,589	109,807
Income tax expense	43,014	28,329	33,112	30,159	39,180	38,603	37,721	34,908

Net income from continuing operations	89,501	61,667	71,507	64,090	84,866	82,977	80,868	74,899
Discontinued operation – merchant processing	767	24,142	—	—	—	—	—	—

Net income	$90,268	85,809	71,507	64,090	84,866	82,977	80,868	74,899

Net income per share:
Basic	$.44	.42	.35	.31	.41	.40	.39	.36
Diluted	.44	.42	.35	.31	.41	.40	.39	.36

(21) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

	2003		2002
In Thousands	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$752,209	752,209	602,757	602,757
Investment securities	6,619,000	6,613,913	5,702,661	5,730,303
Trading account securities	280,649	280,649	116,954	116,954
Net loans	13,079,628	13,445,636	12,760,516	13,276,693
Financial liabilities:
Deposits	15,549,587	15,596,213	14,494,734	14,606,569
Short-term borrowings	1,671,908	1,671,908	1,452,764	1,452,764
Federal Home Loan Bank advances	2,301,191	2,352,099	2,106,474	2,198,002
Trust preferred securities and long-term debt	277,996	277,126	296,707	299,381
Derivative financial instruments:
Interest rate swaps	8,378	8,378	20,494	20,494
Forward sales contracts	225	225	(1,165)	(1,165)

Cash and Cash Equivalents The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values.

Investment and Trading Account Securities Fair values for investment and trading account securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Net Loans For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) and certain consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Deposits The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Borrowings The carrying amounts of short-term borrowings approximate their fair values. The fair values of FHLB advances, trust preferred securities and long-term debt are estimated using discounted cash flow analyses, based on NCF’s incremental borrowing rates for similar types of borrowing arrangements.

Interest Rate Swaps Fair values for interest rate swaps are based on discounted cash flow projections under the swap agreements based on assumptions about future interest rate movements.

Off-balance Sheet Financial Instruments The Subsidiary Banks have commitments to extend credit and standby letters of credit. These types of credit are made at market rates; therefore, there would be no market risk associated with these credits that would create a significant fair value liability.

REPORT OF MANAGEMENT REGARDING RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the content of the financial information included in this annual report. The financial statements from which the financial information has been drawn are prepared in accordance with accounting principles generally accepted in the United States of America. Other information in this report is consistent with the financial statements.

In meeting its responsibility, management relies on the system on internal accounting control and related control systems. Elements of these systems include selection and training of qualified personnel, establishment and communication of accounting and administrative policies and procedures, appropriate segregation of responsibilities and programs of internal audit. These systems are designed to provide reasonable assurance that financial records are reliable for preparing financial statements and maintaining accountability for assets and that assets are safeguarded against unauthorized use or disposition. Such assurance cannot be absolute because of inherent limitations in any system of internal control. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefit derived and that the evaluation of such cost and benefit necessarily requires estimates and judgments.

KPMG LLP, independent auditors, audited NCF’s consolidated financial statements in accordance with auditing standards generally accepted in the United States of America. These standards include a study and evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the determination of the scope of their audits.

The voting members of the Audit Committee of the Board of Directors consist solely of independent Directors. The Audit Committee meets periodically with management, NCF’s internal auditors and the independent auditors to discuss audit, financial reporting and related matters. KPMG LLP and the internal auditors have direct access to the Audit Committee.

WILLIAM R. REED, JR.	JOHN M. PRESLEY	RICHARD W. EDWARDS
President and Chief Executive Officer	Chief Financial Officer	Chief Accounting Officer

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

National Commerce Financial Corporation:

We have audited the accompanying consolidated balance sheets of National Commerce Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Commerce Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Standards No. 142, Goodwill and Other Intangibles Assets.

KPMG LLP

Memphis, Tennessee

January 23, 2004